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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of East Asia Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

FILE NO. 82- 03443

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/15/08

082-03443

BEA 東亞銀行

(Stock Code 股份代號: 23)

Bank of East Asia Ltd

12-31-07
AR/S

ANNUAL REPORT 2007 年報



CONTENTS 目錄



OUR MISSION 使命宣言

We at BEA strive to provide best in class financial services, always demanding the highest standard of professionalism and integrity of ourselves. With a commitment to quality of service, we focus on satisfying customer needs. We aim to grow, together with our customers, our shareholders and our colleagues.

東亞銀行竭力提供最卓越的金融服務，遵行最高之專業和誠信準則。我們承諾提高服務質素，致力滿足客戶之需要。並以與客戶、股東、員工與時並進為目標。

Since its incorporation in 1918, The Bank of East Asia ("BEA") has remained steadfast in its dedication to providing quality banking and financial services to its customers in Hong Kong, Greater China, and overseas. BEA is Hong Kong's largest independent local bank, with total consolidated assets of HK$394 billion (US$50.51 billion) as of 31st December, 2007. The Bank is listed on the Stock Exchange of Hong Kong and is one of the constituent stocks of the Hang Seng Index.

BEA serves customers through a global network of over 200 outlets covering Hong Kong and the rest of Greater China, the United States, Canada, the United Kingdom, the British Virgin Islands, and Southeast Asia. The Bank currently has more than 9,400 employees around the world.

BEA delivers comprehensive retail and commercial banking services through its Personal Banking, Corporate Banking, Wealth Management, Investment Banking, China, and International divisions. Products and services include deposit-taking, foreign currency savings, retail investment and wealth management services, mortgage loans, consumer loans, credit cards, Cyberbanking, bancassurance, Mandatory Provident Fund services, trade finance, syndication loans, remittances, and foreign exchange margin trading.

The BEA Group's subsidiaries further enhance BEA's total offering, ensuring the delivery of customised, total solutions that meet the increasingly diverse and sophisticated needs of a burgeoning customer base. As the Group's insurance arm and underwriter, Blue Cross (Asia-Pacific) Insurance Limited provides comprehensive insurance coverage for individual and corporate customers. Tricor Group is a leading professional provider of integrated business, corporate, and investor services in Asia that helps clients build their businesses by offering outsourced expertise in business support functions.

With a history spanning nearly 90 years, BEA will continue to focus its efforts on serving its customers and achieving its vision of becoming the preferred bank linking Hong Kong with the rest of Greater China and Chinese communities overseas.

東亞銀行成立於1918年，一直竭誠為香港、大中華以至海外客戶，提供優質的銀行和金融服務；現為全港最大的獨立本地銀行，於2007年12月31日的綜合資產總額達港幣3,940億元(505.1億美元)。本行於香港聯合交易所上市，為恒生指數成份股之一。

本行在全球設有逾200個營運據點，遍及香港、大中華、美國、加拿大、英國、英屬處女群島、東南亞等國家和地區，聘用逾9,400名員工。

本行提供多元化的零售和商業銀行服務，下設個人銀行、企業銀行、財富管理、投資銀行、中國業務、國際業務等部門；產品和服務涵蓋存款、外幣儲蓄、零售投資和財富管理、按揭貸款、私人貸款、信用卡、電子網絡銀行服務、銀行保險、強制性公積金服務、貿易融資、銀團貸款、匯款、外匯孖展交易等。

此外，本行亦透過集團附屬公司進一步完善業務範圍，以適切而全面的方案，配合日益壯大的客戶群的需要。藍十字(亞太)保險有限公司為集團拓展保險業務，承保各類保險，讓個人和企業客戶享有周全保障。卓佳集團在亞洲的商務、企業和投資者服務業界中居領導地位，全力以其外判支援服務，協助客戶開拓商機。

憑藉近90年的優良傳統，本行矢志繼往開來，在全力服務客戶的同時，實現本行成為香港、大中華和海外華人首選銀行的目標。

FINANCIAL HIGHLIGHTS
財務摘要

	2007 HK$ Million 港幣百萬元	2006 HK$ Million 港幣百萬元	Change 變動 % 百分率
Profitability 盈利能力			
Total operating income 經營收入總額	**8,814**	7,564	+16.5
Profit attributable to equity holders of the Group 可歸屬於集團股東溢利	**4,144**	3,435	+20.6
Balance Sheet Strength 資產負債狀況			
Advances to customers 客戶貸款	**218,184**	166,178	+31.3
Total consolidated assets 綜合資產總額	**393,979**	294,202	+33.9
Total deposits 存款總額	**296,351**	216,523	+36.9
Total equity 股東權益總額	**30,446**	27,645	+10.1
Earnings and Dividends Per Share 每股盈利及股息			
Basic earnings 基本盈利	**HK$2.65**	HK$2.24	+18.3
Dividends 股息	**HK$1.66**	HK$1.46	+13.7
Key Ratios 主要比率			
Loan to deposit ratio 貸款對存款比率	**73.6%**	76.7%	
Impaired loan ratio 減值貸款比率	**0.6%**	0.8%	
Average liquidity ratio 平均流動資金比率	**43.5%**	44.0%	
Capital adequacy ratio 資本充足比率	**12.6%**	14.2%	

FIVE-YEAR FINANCIAL SUMMARY

TOTAL EQUITY 股東權益總額



HK$ Million
港幣百萬元
30,000
25,000
20,000
15,000
10,000
5,000
20,126*
21,859*
24,405
27,645
30,446
2003
2004
2005
2006
2007

ADVANCES TO CUSTOMERS / CUSTOMER DEPOSITS / TOTAL CONSOLIDATED ASSETS
客戶貸款／客戶存款／綜合資產總額



HK$ Million
港幣百萬元
Advances to Customers 客戶貸款
Customer Deposits 客戶存款
Total Consolidated Assets 綜合資產總額
400,000
375,000
350,000
325,000
300,000
275,000
250,000
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
102,909
155,421
198,476
117,259
163,738
210,370
138,744
175,895
238,799
166,178
209,524
294,202
218,184
284,186
393,979
2003
2004
2005
2006
2007

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE GROUP
可歸屬於集團股東溢利

HK$ Million
港幣百萬元


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
1,922
2,348*
2,749
3,435
4,144
2003
2004
2005
2006
2007

FIVE-YEAR COMPARISON 5年比較

	2003 HK$ Million 港幣百萬元	2004 HK$ Million 港幣百萬元	2005 HK$ Million 港幣百萬元	2006 HK$ Million 港幣百萬元	**2007 HK$ Million 港幣百萬元**
Total equity 股東權益總額	20,126*	21,859*	24,405	27,645	**30,446**
Customer deposits 客戶存款	155,421	163,738	175,895	209,524	**284,186**
Debt instruments issued 已發行債務證券	5,527	4,179	6,431	6,999	**12,165**
Advances to customers 客戶貸款	102,909	117,259	138,744	166,178	**218,184**
Total consolidated assets 綜合資產總額	198,476	210,370	238,799	294,202	**393,979**
Loan to deposit ratio 貸款對存款比率	64%	70%	76%	77%	**74%**
Profit attributable to equity holders of the Group 可歸屬於集團股東溢利	1,922	2,348*	2,749	3,435	**4,144**
Earnings per share 每股盈利	HK$1.32	HK$1.59*	HK$1.83	HK$2.24	**HK$2.65**
Dividends per share 每股股息	HK$0.85	HK$1.08	HK$1.26	HK$1.46	**HK$1.66**

* Restated due to changes in accounting policies.
* 因會計政策變更而重報。

CHAIRMAN'S STATEMENT



Dr. The Hon. Sir David LI Kwok-po
Chairman & Chief Executive
主席兼行政總裁
李國寶爵士

In 2007, the BEA Group recorded a profit after tax of HK$4,221 million, representing an increase of HK$735 million, or 21.1%, compared to the HK$3,486 million earned in 2006. Basic earnings per share reached HK$2.65. Return on average assets and return of average equity were 1.2% and 14.6%, respectively.

As at 31st December, 2007, total consolidated assets stood at HK$393,979 million, an increase of HK$99,777 million over the position at the end of 2006. Advances to customers stood at HK$218,184 million, representing 55.4% of total consolidated assets. Customer deposits were HK$284,186 million, while certificates of deposit and subordinated debt issued stood at HK$25,817 million. The loan-to-deposit ratio was 73.6%, compared with 76.7% at the end of 2006. Total equity increased by 10.1% to HK$30,446 million.

At the forthcoming Annual General Meeting to be held on Thursday, 17th April, 2008, the Directors will propose a final dividend of HK$1.18 per share, which, together with the interim dividend of HK$0.48 per share paid in September 2007, will constitute a total dividend of HK$1.66 per share for the full year. This represents an increase of 13.7% over the total dividend of HK$1.46 per share for the year 2006.

In 2007, the operating environment in Hong Kong further improved. The financial markets performed well, buoyed by strong performance from China-related shares. This performance was powered by the three engines of exports, investment and consumption, causing China's economic growth to accelerate sharply in 2007.

Overseas, the overall economic environment weakened in the latter part of the year, as concerns over the impact of the sub-prime crisis curtailed lending and dampened business investment.

The overall asset quality of BEA's portfolio continued to improve in 2007, as the Bank benefited from strong economic growth both locally and on the Mainland. Consumer lending remained strong, as private consumption grew. However, abundant liquidity and intense competition continued to exert pressure on local interest margins, especially in the mortgage market.

In December, 2007, the Bank received the Hong Kong Monetary Authority's approval to adopt the more sophisticated approaches under the Basel II framework, namely the Foundation Internal Ratings-based ("IRB") Approach for credit risk, the Internal Models Approach for market risk and the Standardised Approach for operational risk. With effect from 31st December, 2007, BEA was the first bank in Hong Kong to use the more


主席報告書


DIVIDENDS FOR THE LAST 5 YEARS 過往5年股息記錄
HK$'000
港幣千元
2,600,000
2,400,000
2,200,000
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
1,243,889
1,609,019
1,902,343
2,264,651
2,613,621
2003
2004
2005
2006
2007

2007年，東亞銀行集團錄得除稅後溢利港幣42億2,100萬元，與2006年溢利港幣34億8,600萬元比較，增加港幣7億3,500萬元，或21.1%。每股基本盈利為港幣2.65元。平均資產回報率為1.2%，平均股本回報率則為14.6%。

在2007年12月31日的綜合資產總額達港幣3,939億7,900萬元，較2006年同日總額增加港幣997億7,700萬元。客戶貸款為港幣2,181億8,400萬元，佔綜合資產總額的55.4%。客戶存款為港幣2,841億8,600萬元。存款證和後償票據總額為港幣258億1,700萬元。貸款對存款比率為73.6%，於2006年底為76.7%。股東權益總額上升10.1%，至港幣304億4,600萬元。

董事會將於2008年4月17日（星期四）舉行的股東周年常會，建議派發末期股息每股港幣1.18元。連同2007年9月派發的中期股息每股港幣0.48元，全年合共派發股息每股港幣1.66元，相比2006年全年派發股息每股港幣1.46元，升幅為13.7%。

香港營商環境於2007年進一步改善。金融市場為中國相關股份表現強勁所推動，於年內表現出色。優秀表現主要由出口、投資和消費三方面帶動，促成2007年的中國經濟增長迅速飆升。

由於市場對次按危機影響的憂慮導致貸款萎縮及壓抑商業投資，海外整體經濟環境在下半年開始轉弱。

東亞銀行受惠於本地和內地強勁的經濟增長，2007年整體資產質素續見改善。私人消費增加，令個人貸款保持暢旺。然而，銀行體系內資金充裕和競爭激烈，使本地息差持續受壓，情況在按揭市場上尤為顯著。

2007年12月，本行獲香港金融管理局批准採納《巴塞爾新資本協定》框架中的精密計算法，即以基礎內部評級基準計算法計算信貸風險、以內部模式計算法計算市場風險和以標準計算法計算營運風險。東亞銀行為香港首間銀行，自2007年12月31日起使用精密計算法釐定多類風險的風險加權資產和計算資本充足比率。採納精密計算法對業務有莫大的好處，包括加強風險管理、更有效運用資本和在披露與風險有關資料時具更高透明度。

sophisticated approaches to determine its risk weighted assets for various types of risk and to calculate the Capital Adequacy Ratio ("CAR"). The business benefits of adopting the more sophisticated approaches are significant, including enhanced risk management, more efficient use of capital and higher transparency in the disclosure of risk-related information.

Highlighting the Bank's success in implementing a robust risk management regime, in March 2007 the Bank won the award for "Excellence in Risk Management" in the "Financial Insights Innovation Awards 2007", organised by Financial Insights of Singapore. This international recognition, for which BEA competed with over 60 international bank and non-bank institutions, was awarded on the basis of the Bank's initiative in implementing Basel II and its effective approach to risk management.

Management foresees that the business environment in 2008 will be fairly challenging, as the sub-prime crisis continues to affect the American economy and as the tighter monetary policies adopted on the Mainland during 2007 begin to take hold. However, China's economy is expected to continue to grow strongly, if at a slightly slower pace than last year. BEA is well positioned to exploit the emerging business opportunities on the Mainland, in particular those arising from the deregulation of the financial sector.

BEA's newly incorporated subsidiary bank in China, The Bank of East Asia (China) Limited ("BEA China"), commenced business in April 2007. BEA China is authorised to provide RMB and foreign currency banking services to local and overseas individuals and enterprises on the Mainland. In the coming years, the Bank will continue to expand its branch network aggressively and to enhance its product range so as to fully capture available business opportunities.

Further, BEA will continue to develop and leverage its niche position with overseas Chinese communities to gain international business growth, with special emphasis on the United States, Canada, United Kingdom and South East Asia.

BEA will build on past success to broaden its product and service portfolio. Wealth management, including private banking, structured products, bancassurance and asset management, will remain the primary focus of this effort. The Bank will step up cross-selling initiatives, and enhance efforts to promote Tricor's leading corporate services and share registration business, and Blue Cross insurance products. The Bank will also remain alert to opportunities offered by acquisitions and strategic alliances, both in and outside Hong Kong.

BEA will continue to devote resources to enhance productivity and operating efficiencies. The Bank will consider relocating additional back-office operations to the operating centre in Guangzhou. Operating efficiency gains will also be pursued through the ongoing process of branch rationalisation and transformation, as well as through workflow simplification. BEA will continue to invest in information technology infrastructure, in order to provide best-in-class products and services to customers in Hong Kong, the Mainland and worldwide.

I am pleased to inform Shareholders that Professor Arthur Li Kwok-cheung, who served as a Non-executive Director of the Bank from 1995 to 2002, has been re-appointed as a Non-executive Director. In addition, Mr. Kuok Khoon-ean and Mr. William Doo Wai-hoi have been appointed Independent Non-executive Directors of the Bank. All three appointments took effect on 10th January, 2008. With their wealth of experience, I am confident that their contribution to the Board will lead to the further success of the BEA Group.

At the forthcoming Annual General Meeting to be held on Thursday, 17th April, 2008, Dr. Li Fook-wo will retire in accordance with the Articles of Association and will not seek re-election. Dr. Li joined the Bank in 1940 and was appointed a Director of the Bank in 1958. He served as Chief Manager from 1972 to 1976, and Chairman from 1984 to 1997. He has played a significant role in the continuing development of the Bank for the past 68 years. Dr. Li has served the Bank with distinction, and has always been a respected source of wisdom and guidance for the Board. On behalf of the Board, I would like to express my heartfelt gratitude to Dr. Li for his invaluable contribution to the Bank.

David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 15th February, 2008

本行在推行良好風險管理方面，其中一個成功例子為於2007年3月新加坡Financial Insights舉辦的「金融創見大獎2007」（Financial Insights Innovation Awards 2007）中榮獲「風險管理卓越獎」。參與競逐此國際殊榮的機構包括60多家國際銀行和非銀行機構，東亞銀行能脱穎而出，全憑本行在推行《巴塞爾新資本協定》時表現的創新精神和有效的風險管理。

次按危機持續影響美國經濟，加上內地於2007年實施的貨幣緊縮政策逐漸生效，管理層預測2008年的營商環境充滿挑戰。幸而，中國經濟預期繼續蓬勃增長，即使增長速度會較去年放緩。本行為此已經準備就緒，全力掌握內地不斷湧現的商機，尤其是隨金融業開放而產生的機遇。

本行新成立的內地附屬銀行—東亞銀行（中國）有限公司，已於2007年4月啟業，獲准向內地和海外個人及企業，提供人民幣和外幣銀行服務。展望未來數年，本行仍會積極壯大分行網絡和增加產品系列，從而充分把握商機。

此外，本行將持續拓展和利用本行在海外華人銀行業務的優勢，爭取國際業務的增長，重點地區包括美國、加拿大、英國和東南亞。

憑藉往績，本行鋭意擴充產品和服務範疇。財富管理業務，包括私人銀行、結構產品、銀行保險和資產管理，依然是業務發展焦點。本行在加強交叉銷售之餘，還會著力推廣卓佳領先市場的企業服務及股份登記業務，和藍十字的保險產品，同時關注在本地及海外進行收購和結盟的機會。

本行將會繼續投放資源，提升生產力和營運效率，並且考慮遷調更多後勤業務至廣州營運中心。通過持續推行分行優化、改革和精簡工作流程，營運效率必將不斷提高。本行亦會持續投資於資訊科技基建，讓香港、內地乃至全球客戶享用超卓的產品和服務。

本人欣然向各位股東宣佈，李國章教授繼1995至2002年間曾任本行非執行董事後，現已再獲委任此職，而郭孔演先生及杜惠愷先生亦已獲委任為本行獨立非執行董事。3項委任同於2008年1月10日起生效。3位經驗豐富，本人深信憑著其對董事會提出的真知灼見，必能帶領東亞銀行集團續創佳績。

應屆股東周年常會將於2008年4月17日（星期四）舉行，屆時李福和博士將按組織章程細則卸任，不擬重選連任。李博士於1940年加入本行，1958年出任本行董事，1972至1976年間擔任總經理，1984至1997年間出任主席，對本行過去68年的持續發展舉足輕重。李博士對本行一直貢獻良多，經常給予董事會精闢的意見及指導。本人謹代表董事會向李博士致以衷心謝意。

主席兼行政總裁

李國寶

香港，2008年2月15日

FINANCIAL REVIEW

Financial Performance

The BEA Group recorded a profit after tax of HK$4,221 million for the year ended 31st December, 2007, 21.1% higher than the previous year.

Due to strong growth in the loan portfolio in 2007, the Bank Group's net interest income increased by HK$978 million, or 19.6%, to HK$5,977 million. Non-interest income increased by HK$271 million, or 10.6%, mainly due to an increase in net fee and commission income and net trading profits, despite the revaluation loss recorded on collateralised debt obligations. As a result, total operating income increased by 16.5% to HK$8,814 million.

Operating expenses increased by 35.4% over 2006 to HK$4,691 million, due to the continuing expansion of the Group's activities. The cost to income ratio rose from 45.8% in 2006 to 53.2% in 2007.

Operating profit before impairment losses was HK$4,122 million, an increase of HK$24 million, or 0.6%, as compared with 2006.

Impairment losses on loans and advances decreased by HK$27 million, or 11.2%, when compared with 2006. There was a write back of impairment loss on bank premises of HK$133 million in 2007, an increase of HK$105 million, as compared with 2006. Impairment losses on notes issued by structured investment vehicles totalled HK$270 million. As a result, total impairment losses increased by HK$193 million, or 95.1%.

The net profit on disposal of available-for-sale investments increased to HK$667 million. In addition, sale of a 49% interest in the Group's wholly-owned subsidiary, East Asia Asset Management Company Limited, to Union Asset Management Holding AG of Germany for HK$406 million resulted in a profit that was recognised as a gain on disposal of subsidiaries/ associates. The company has since been renamed BEA Union Investment Management Limited.

After taking into account income taxes, profit after taxation was HK$4,221 million, an increase of 21.1% over the HK$3,486 million recorded the previous year. Profit attributable to equity holders of the Group was HK$4,144 million, an increase of 20.6%.

Financial Position

Total consolidated assets of the BEA Group were HK$393,979 million at the end of 2007, representing a rise of 33.9% from HK$294,202 million at the end of 2006. Advances to customers increased by 31.3% to HK$218,184 million.

Total deposits increased by 36.9% to HK$296,351 million, while customer deposits rose by 35.6% to HK$284,186 million. The sum held in demand deposits and current accounts increased by a combined HK$14,859 million to HK$29,990 million. The amount in savings accounts increased by HK$5,572 million to HK$49,216 million. The value of time deposits at year-end 2007 stood at HK$204,980 million, an increase of HK$54,230 million, or 36.0%, when compared with the balance at year-end 2006.

During the year of 2007, BEA issued HKD fixed rate certificates of deposit with a face value of HK$5,470 million, HKD floating rate certificates of deposit with a face value of HK$1,630 million and USD zero coupon certificates of deposit with a face value of US$150 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$2,647 million equivalent upon maturity, and repurchased its own certificates of deposit amounting to HK$32 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

財務回顧

財務表現

東亞銀行集團於截至2007年12月31日止年度錄得除稅後溢利港幣42億2,100萬元，較2006年度上升21.1%。

有賴2007年貸款業務強勁增長，本集團淨利息收入增加港幣9億7,800萬元，或19.6%，至港幣59億7,700萬元。儘管債務抵押證券經重新估值後錄得虧損，非利息收入增加港幣2億7,100萬元，或10.6%，主要是淨服務費及佣金收入和交易溢利淨額增加所致。因此，經營收入總額上升16.5%，達港幣88億1,400萬元。

由於集團業務不斷擴張，經營支出相較2006年上升35.4%，至港幣46億9,100萬元。成本對收入比率由2006年的45.8%，上升至2007年的53.2%。

未扣除減值損失之經營溢利為港幣41億2,200萬元，較2006年增加港幣2,400萬元，或0.6%。

與2006年比較，貸款減值損失減少港幣2,700萬元，或11.2%，而2007年內本集團回撥行址減值損失港幣1億3,300萬元，比對2006年增加港幣1億500萬元。此外，結構投資工具所發行票據的減值損失為港幣2億7,000萬元，故此減值損失總額增加港幣1億9,300萬元，或95.1%。

出售可供出售投資之淨溢利增加至港幣6億6,700萬元。本集團亦出售全資附屬公司 — 東亞資產管理有限公司49%股權予德國Union Asset Management Holding AG，獲得溢利港幣4億600萬元，而此項目已列作出售附屬公司／聯營公司之淨溢利入賬。該公司自此更名為東亞聯豐投資管理有限公司。

經計及税項支出後，除税後溢利為港幣42億2,100萬元，相比2006年港幣34億8,600萬元，上升21.1%。可歸屬於集團股東溢利為港幣41億4,400萬元，上升20.6%。

財務狀況

在2007年底，本集團的綜合資產總額為港幣3,939億7,900萬元，相較2006年同日總額港幣2,942億200萬元，上升33.9%。客戶貸款增加31.3%，達港幣2,181億8,400萬元。

存款總額增加36.9%，至港幣2,963億5,100萬元。客戶存款為港幣2,841億8,600萬元，升幅35.6%。活期存款和往來賬戶合計港幣299億9,000萬元，增加港幣148億5,900萬元。儲蓄存款為港幣492億1,600萬元，增加港幣55億7,200萬元。2007年底的定期存款為港幣2,049億8,000萬元，對比2006年底結餘增加港幣542億3,000萬元，或36.0%。

於2007年，東亞銀行發行面值港幣54億7,000萬元的港元定息存款證、面值港幣16億3,000萬元的港元浮息存款

OPERATING INCOME VS OPERATING EXPENSES 經營收入及經營支出



HK$'000
港幣千元
Operating Income 經營收入
Operating Expenses 經營支出
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
5,396,247
5,495,865
5,952,538
7,564,312
8,813,513
2,525,540
2,762,180*
2,988,047
3,465,360
4,691,040
2003
2004
2005
2006
2007

* Restated due to changes in accounting policies.
* 因會計政策變更而重報。

After taking into account all debt instruments issued, the loan-to-deposit ratio was 73.6% at the end of 2007, being 3.1% lower than the 76.7% reported at the end of 2006.

At the end of December 2007, the face value of the outstanding debt portfolio was HK$12,504 million, with the carrying amount equal to HK$12,165 million.

Maturity Profile of Debts Issued
As at 31st December, 2007
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2008	2009	2011	2013	2014	2015
Floating Rate Certificates of Deposit								
Issued in 2005	HKD	1,500	1,500					
Issued in 2006	HKD	500		500				
Issued in 2007	HKD	1,630	1,630					
Fixed Rate Certificates of Deposit								
Issued in 2005	HKD	500	500					
Issued in 2006	HKD	500		500				
Issued in 2007	HKD	5,470	5,470					
Issued in 2007	TWD	2,300	2,300					
Zero Coupon Certificates of Deposit								
Issued in 2006	USD	50			50			
Issued in 2007	USD	150				50	50	50
Step Up Certificates of Deposit								
Issued in 2003	USD	37	37					
Total Debts issued in HKD equivalent		12,504	9,944	1,000	390	390	390	390

Maturity Profile of Loan Capital
As at 31st December, 2007
(All expressed in millions of dollars)

		Currency	Total Face Value	Year of Maturity 2015	2017	Perpetual
Issued in 2005	*Note 1*	USD	550	550		
Issued in 2007	*Note 2*	USD	600		600	
Issued in 2007	*Note 3*	GBP	300			300
Total Loan Capital issued in HKD equivalent			13,646	4,290	4,680	4,676

Notes
1. *Callable on 14th December, 2010*
2. *Callable on 22nd June, 2012*
3. *Callable on 21st March, 2012 and on each interest payment date thereafter*

證，和面值1億5,000萬美元的美元零息存款證。本行在到期時贖回等值港幣26億4,700萬元的各類存款證，和購回其等值港幣3,200萬元的存款證。本行亦發行若干短期的台幣定息存款證，及在到期時將存款證贖回。

經計入所有已發行的債務證券後，本行於2007年底的貸款對存款比率為73.6%，較2006年底的76.7%下降3.1%。

在2007年12月底，本行的債務組合總額面值為港幣125億400萬元，賬面值為港幣121億6,500萬元。

已發行債務證券的年期
2007年12月31日
(以百萬元位列示)

			到期年份					
	貨幣	總面值	2008	2009	2011	2013	2014	2015
浮息存款證								
2005年發行	港幣	1,500	1,500					
2006年發行	港幣	500		500				
2007年發行	港幣	1,630	1,630					
定息存款證								
2005年發行	港幣	500	500					
2006年發行	港幣	500		500				
2007年發行	港幣	5,470	5,470					
2007年發行	台幣	2,300	2,300					
零息存款證								
2006年發行	美元	50			50			
2007年發行	美元	150				50	50	50
步陞存款證								
2003年發行	美元	37	37					
所有已發行債務證券（相等於港幣）		12,504	9,944	1,000	390	390	390	390

借貸資本的年期
2007年12月31日
(以百萬元位列示)

				到期年份		
		貨幣	總面值	2015	2017	無到期日
2005年發行	*附註1*	美元	550	550		
2007年發行	*附註2*	美元	600		600	
2007年發行	*附註3*	英鎊	300			300
所有已發行借貸資本（相等於港幣）			13,646	4,290	4,680	4,676

附註
1. 於2010年12月14日可贖回
2. 於2012年6月22日可贖回
3. 於2012年3月21日和其後各利息支付日期可贖回


Award of Excellence
2007
VCCI
Microsoft
intel

The Bank received the "Award of Excellence in Best Workplace Practices" in recognition of its BEA Tower Office Centralisation Project.
憑東亞銀行中心辦公室集中計劃，本行榮獲「最佳工作場所運作組別卓越獎」。

Risk Management

The Bank has established comprehensive risk management procedures in line with the requirements set out by the Hong Kong Monetary Authority to identify, measure, monitor and control the various types of risk the Bank faces, including credit risk, market risk, liquidity risk and operational risk, and where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors, and risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interest of the Group.

The risk management mechanisms are built around a centralised framework and incorporate specialised risk management committees, namely: Credit Committee; Asset & Liability Management Committee; and Operational & Other Risks Management Committee. These mechanisms capture the different risk-related management activities on a group basis, including formulation of policies, setting up of procedures and control limits, ongoing monitoring for observance, etc., before the same are reported via the Risk Management Committee to the Board of Directors so as to ensure compliance with the various bank policies, and legal and regulatory requirements in Hong Kong, the Mainland of China and overseas. The Chief Risk Officer ensures that appropriate measures are in place to enhance the overall risk management capability of the Bank Group.

OPERATIONS REVIEW

RECOGNITION

During the past year, the Bank's achievements were recognised by a number of outside parties. The Bank received the "Excellence in Risk Management" award in the Financial Insights Innovation Awards 2007 for its Basel II initiative; Global Refund's "Platinum Award" for its Value Added Tax refund service; and an Award of Excellence in the Best Workplace Practices category of the Asian CSR Awards 2007 for its submission, "BEA Tower Office Centralisation Project – Caring Design and Implementation".

IMPROVEMENTS TO OPERATIONS

Relocating Back-Office Operations to the Mainland

The Bank's back office operating centre in Guangzhou, incorporated under the name East Asia Electronic Data Processing (Guangzhou) Limited, continues to take on additional responsibility. A second site is now being developed to house additional and more sophisticated functions.


Insights

The Bank was awarded the "Excellence in Risk Management" award as part of the Financial Insights Innovation Awards 2007 for its Basel II initiative.

《巴塞爾新資本協定》計劃榮獲2007年金融創見大獎之「風險管理卓越獎」。

BEA received Global Refund's "Platinum Award" for its Valued Added Tax refund service.

全球回報集團頒發白金級獎項予本行，表揚本行的增值稅退稅服務。



風險管理

本行已建立一套符合香港金融管理局規定的完善風險管理程序，以識別、衡量、監察和控制本行所承受的各類風險，包括信貸風險、市場風險、流動資金風險及營運風險；並在適當情況下分配資金以抵禦該等風險。所有風險管理政策均經由董事會批准。本集團已在各業務層面建立風險管理機制，並結合管理層的積極參與、有效的內部監控和完善的稽核程序，藉以確保本集團最大的利益。

風險管理機制以中央架構為中心構建，設置有專門的風險管理委員會 — 信貸委員會、資產負債管理委員會及營運及其他風險管理委員會。風險管理機制會掌握整個集團內的不同風險相關管理工作，包括制訂政策、訂立程序及控制限度、持續監控遵規等工作，其後方經由風險管理委員會向董事會匯報，確保已遵守香港、中國內地及海外的各銀行政策、法例及監管規定。風險總監負責確保集團已設有適當的措施，以提升本銀行集團的整體風險管理水平。

業務回顧

屢獲殊榮

去年，本行獲得多間機構頒發獎項，表揚成就。本行的《巴塞爾新資本協定》計劃榮獲金融創見大獎之「風險管理卓越獎」。本行的增值稅退稅服務榮獲全球回報集團（Global Refund）的「中國出境旅遊購物白金級合作伙伴」獎項。憑藉「東亞銀行中心辦公室集中計劃 — 關懷設計與執行」，本行在2007年亞洲企業社會責任大獎中榮獲「最佳工作場所運作組別卓越獎」。

營運改善措施

後勤工序遷移內地

本行在廣州的後勤營運中心 — 東亞電子資料處理（廣州）有限公司，繼續承接更多後勤工作。本行現正籌建第2個營運中心，完成後將可遷入更多後勤工序。



Credit Gain Finance developed various products last year targeting different customer niches, achieving significant growth in sales volume.

領達財務年內開發了各類產品吸引不同客戶，令營業額有顯著增長。

The Bank introduced a new Instalment Loan and Revolving Loan programme to expand its consumer loan business.

本行推出新的分期貸款和循環貸款計劃，以拓展私人貸款業務。



PERSONAL BANKING

Branch Distribution

The Branch Rationalisation Programme continued during the year, with the opening of four new branches, the expansion of two branches, and the relocation of three branches to more prominent sites. At the end of January 2008, the total number of BEA branches in Hong Kong stood at 91.

To further enhance BEA's wealth management services, 10 SupremeGold Centres were opened during the year, bringing the total number of SupremeGold Centres to 45 by the end of January 2008. The Bank plans to open another two SupremeGold Centres during 2008.

Cyberbanking

Cyberbanking services were further enhanced during the past year. Passbook gold trading as well as subscription and redemption of unit trusts can now be conducted via the Internet. The enhancement also enabled Mandatory Provident Fund (MPF) scheme members to open Cyberbanking accounts, thereby providing direct access to information on their MPF accounts and fund performance.

The number of Cyberbanking customers continued to increase during the year. By the end of 2007, the Bank had more than 393,000 registered Cyberbanking users. The average daily usage volume exceeded 273,000 transactions.

Corporate Cyberbanking also recorded steady growth. By the end of 2007, over 20,500 corporate customers had registered with BEA's Corporate Cyberbanking, an increase of 8.7% year on year.

Consumer Loans

Consumer Finance Department

The Bank introduced a series of marketing programmes during the year targeted at different customer segments to expand its consumer loan business. A new Instalment Loan and Revolving Loan programme was introduced to capture the financial needs of general to middle income group. As a result, personal instalment loans surged over 50%, as compared with the previous year.

Credit Gain Finance

During the past year, Credit Gain Finance opened four additional branches, bringing the total number of branches to eight. A series of marketing activities was conducted via multi-media channels and various products were developed to capture different customer niches. Significant growth in sales volume was achieved.

Credit Gain Finance will continue to expand its product range and enhance brand awareness to increase market share.


BEA 東亞銀行


BEA 東亞銀行

BEA's networks were further strengthened by the addition of 4 new branches and 10 SupremeGold Centres during the year.

本行網絡於年內進一步擴展，增設了4間新分行和10間顯卓理財中心。

個人銀行業務

分行業務

本行持續推行「分行優化計劃」，除於年內新增4間分行和擴充2間現有分行外，另有3間分行遷至所處地區的中心地段。至2008年1月底，香港分行總數為91間。

為提升財富管理服務，本行於年內增設10間顯卓理財中心。2008年1月底，理財中心總數達45間。本行亦正計劃於2008年內加設2間中心。

電子網絡銀行服務

本行在年內進一步提升電子網絡銀行服務，客戶現已可於網上進行黃金存摺買賣和認購及贖回基金。此外，強積金計劃客戶可以開立電子網絡銀行服務賬戶，直接查閱強積金賬戶資料和基金表現。

電子網絡銀行服務客戶人數遞增，於2007年底，此項服務已有393,000名以上登記客戶，平均每日交易量超過273,000宗。

企業電子網絡銀行服務同時錄得穩定增長，至2007年底止，已登記企業客戶多達20,500名以上，按年增長8.7%。

私人貸款

私人財務部

本行於年內推行一系列以不同客戶群為對象的推廣計劃，藉以拓展私人貸款業務，同時又推出新的分期貸款和循環貸款計劃，配合大眾乃至中產階層客戶的財務需要，令私人分期貸款與2006年比較上升逾50%。

領達財務

領達財務在去年增設4間分行，令總數增至8間，並在多媒體渠道推行一連串市場推廣活動，以及開發各類產品吸引不同客戶，結果營業額有顯著增長。

領達財務將不斷擴展產品種類和加強品牌推廣，著力增加市場份額。


BEA
JCB
Platinum
TRAVELLER'S
CARD
VISA

Two pioneer card products, BEA JCB PLATINUM Card and BEA Traveller's Card, were launched to meet the needs of target segments.

本行推出兩項創新信用卡產品 — 東亞銀行JCB白金卡和東亞銀行旅遊卡，以迎合目標客戶群的需要。

Credit Cards

A series of promotional activities was launched during the year, leveraging on strong consumer market sentiment. Card business grew robustly and market share expanded. As a result, the card base exceeded one million by the end of 2007. Marketing programmes were introduced to encourage credit card usage, supporting strong growth in interest and fee income in 2007.

Differentiated card products and benefits were developed during the year to meet the needs of particular target segments.

The Bank also launched two pioneer card products, BEA JCB PLATINUM Card and BEA Traveller's Card. The former targets a young audience who are trendsetters and sensitive to overseas, especially Japanese, popular culture, while the latter allows frequent travellers to better manage currency exchange rates.

In the year ahead, BEA aims to further develop its card base and encourage card usage, credit card advances and revolving receivables to improve profitability. At the same time, the Bank will endeavour to further penetrate the youth segment.

Property Loans

Fuelled by the surging economy, the local property market exhibited a strong revival that resulted in a significant increase in loan demand in 2007. However, competition for mortgage business also intensified.

In order to enhance its market share, BEA introduced a series of mortgage promotion campaigns, covering both the residential and non-residential mortgage markets.

In July, the Bank extended the Deferred Principal Repayment Method to mortgage loans secured by non-residential properties. This enhanced the flexibility available to commercial and retail property buyers.

CORPORATE BANKING

Corporate Lending

The local corporate loan market exhibited strong growth in 2007, dominated by the financing activities of Mainland enterprises and property-related lending. The growth in property lending was fuelled by the very successful land auctions that were held during the year, while Mainland enterprises showed strong interest in offshore foreign-currency-based financing to take advantage of the steady appreciation in the RMB.

Given the abundant liquidity in the loan market and the intense competition, interest margins for both syndicated and bilateral deals continued to be squeezed to historically low levels. Nevertheless, BEA maintained an active presence in the syndicated loan market in 2007, both as coordinating arranger and as a participant.



Commercial loans, including equipment financing and unsecured business loans, showed good growth during the year.

商業貸款,包括設備融資及無抵押商業貸款,於年內增長理想。

信用卡業務

年內,本行乘消費意欲高漲,推行一系列推廣計劃,令信用卡業務取得大幅增長,而市場份額亦見提升。信用卡發卡量於2007年底突破100萬張。另外,於2007年,本行為提高信用卡的使用量而推出多項推廣計劃,帶動利息和費用收入大增。

本行於年內亦推出多種不同類型的獨特信用卡產品和優惠,迎合目標客戶群的需要。

本行還推出兩項創新信用卡產品 — 東亞銀行JCB白金卡和東亞銀行旅遊卡。JCB白金卡特為喜愛潮流和留意外國(尤其是日本)流行文化的青年人而設,旅遊卡則可幫助經常外遊人士更妥善地處理外幣匯率。

明年,本行旨在進一步擴大信用卡基礎和提高使用量,並且加強信用卡貸款和循環應收賬項業務,從而提升盈利能力,同時亦致力加強開發年青客戶市場。

樓宇按揭貸款

本地經濟持續向好,樓市呈現明顯復蘇,導致2007年樓按貸款需求顯著增加,然而按揭業務競爭同時加劇。

為提升市場份額,本行推行一系列按揭推廣計劃,涵蓋住宅和非住宅按揭市場。

7月,本行推出非住宅物業的延期還本供款按揭方式,讓商業和零售物業的業主可以更靈活地安排供款。

企業銀行業務

企業貸款

在2007年,本地企業貸款市場出現強勁增長,其中以內地企業的融資活動和物業相關貸款佔多。物業貸款的增長主要為年內多項非常成功的土地拍賣所帶動。至於內地企業因人民幣穩步上升,對離岸外幣融資興趣濃厚,則促成了內地企業貸款的增加。

貸款市場資金充裕和競爭熾烈,銀團貸款和雙邊貸款的息率被收窄至歷史新低。然而,於2007年,本行在銀團貸款市場保持活躍,擔當貸款項目的協調安排行或參與行。


GLOBAL
OFFERING

The Bank acted as a receiving bank for 22 Receiving Bank projects in 2007.

2007年，本行擔任22個新股上市項目的收票銀行。

BEA shall continue to structure its products to meet the ever-changing needs of the corporate market and to maintain a dynamic asset mix, including property lending, pre-IPO financing, share financing, infrastructure project financing, working capital and leveraged buyout financing, in order to capture the best market opportunities.

On the commercial loan side, the strong and stable Mainland market provided ample business opportunities for Hong Kong manufacturers and traders. Manufacturers took the initiative to upgrade and enhance their production equipment during the year. As a result, the Bank recorded double-digit growth in equipment financing.

Hong Kong continues to serve as a major financial support centre for China. Many overseas companies that establish operations in China prefer to arrange funding in Hong Kong, offering good business opportunities for this Bank.

For taxi and public light bus financing, competition intensified and some lenders have further lowered their pricing. BEA sustained its market share in the taxi loan business by maintaining its service quality and meeting the needs of the marketplace.

Unsecured business loans, marketed under the Business Ready Cash programme, showed good growth during the year, assisting small and medium sized enterprises ("SME") to enhance their competitiveness.

Securities Lending

The stock market was extremely buoyant in the past year and the Bank was able to capitalise on strong investor sentiment by extending a total of HK$237 billion in stagging loans, 30% more than the same period last year. The Bank also acted as a receiving bank for 22 Receiving Bank projects, nine more than in the previous year. One such project, China Railway Group set a new record for the largest number of share applications submitted.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

The Mandatory Provident Fund (MPF) scheme has been in operation for seven years, and service providers are beginning to lower the management fees on selected constituent funds. BEA reduced the fees of the Capital Preservation Fund and Global Bond Fund under its Master Trust Scheme in November 2007, with the aim of further enhancing the competitiveness of its MPF business in the marketplace.

The excellence of BEA's MPF offering was recognised by *AsianInvestor* magazine, with BEA selected to receive the "Hong Kong MPF Master Trust of the Year" award.

Trust Services

Although Estate Duty was abolished in 2005, Bank of East Asia (Trustees) Limited successfully expanded its business in private trusts and unit trusts in 2007. The company recorded a 67% growth in revenue from its private trust business during the year.




Asian Investor
ACHIEVEMENT
AWARDS
2007

The excellence of BEA's MPF offering was recognised by AsianInvestor magazine, which selected BEA as the winner of the "Hong Kong MPF Master Trust of the Year" award.

本行的強積金業務表現卓越，榮獲《亞洲投資者》雜誌「香港最佳強積金集成信託計劃」獎項。

本行將會繼續設計合適產品，配合企業市場上不斷轉變的需求，而且維持靈活的資產組合，包括物業貸款、首次公開招股前期融資、證券融資、基建項目融資、營運資本和槓桿收購融資，藉以掌握最佳市場機遇。

商業貸款方面，強勁和穩健的內地市場為本港製造商和貿易商帶來大量商機。製造商於年內積極提升和改善生產設備，令本行在設備融資業務錄得雙位數字增長。

香港依然是中國主要的金融支援中心，不少在內地設有業務的海外公司，傾向在香港安排融資，為本行帶來良好商機。

的士和公共小巴融資業務競爭加劇，部分貸款機構更進一步調低價格。然而，本行努力保持服務質素和迎合市場需要，在的士貸款市場成功維持佔有率。

「營商易」無抵押商業貸款計劃旨在協助中小型企業提升競爭力，計劃於年內的增長理想。

證券貸款

香港股市去年極為活躍，本行受惠於投資意欲旺盛，在新股認購貸款業務取得較2006年逾30%的增長，總額達港幣2,370億元。本行在去年擔任22個新股上市項目的收票銀行，較2006年增加9個，其中之一的中國中鐵，創下股份申請數目最高紀錄。

東亞銀行（信託）有限公司

強制性公積金

強制性公積金計劃在香港推行7年，服務供應商於去年開始調低指定成分基金的管理費。2007年11月，本行調低了集成信託計劃下資本基金和環球債券基金的收費，期望進一步提升在強積金市場的競爭力。

本行憑藉強積金業務的卓越表現，榮獲《亞洲投資者》雜誌（AsianInvestor）的「香港最佳強積金集成信託計劃」獎項。

信託服務

雖然香港已於2005年取消遺產稅，東亞銀行（信託）有限公司卻成功拓展私人信託和單位信託業務。該公司去年在私人信託業務收入錄得67%增長。


BEA LINKED DEPOSITS



A branding campaign for Wealth Management was launched in 2007 to enhance brand awareness and preference.
2007年推出財富管理品牌形象廣告計劃，以提高知名度及增加客戶對品牌的好感。

WEALTH MANAGEMENT

Structured Products

Significant gains were achieved in both product innovation and profitability in 2007. The buoyant equity market sentiment generated strong demand for structured products. A total of 270 products were launched, almost 250% up on 2006. Exotic equity linked deposits became the main focus. Many matured early, delivering significant returns for customers and for the Bank.

The demand for structured products from China was also exceptional. Over 110 products were launched, covering all asset classes and catering for different needs. Qualified Domestic Institutional Investors ("QDII") demand surged, with a total of four new tranches launched in 2007.

Investment Fund Services

The Bank launched two BEA branded mutual funds in 2007, namely the BEA Global Themes Fund and the BEA Hong Kong Growth Fund. While the former provides exposure to 150 of the world's most promising companies, the latter focuses on picking Hong Kong listed stocks that stand to benefit from the upsurge in the Hong Kong and Chinese economies. Overall, the Bank's investment fund business performed very well in 2007, with growth of more than 110% in terms of gross sales.

In April, the Cyberfund Centre was significantly enhanced with a greater scope of online investment services, such as self-completed risk assessment, fund transactions, and portfolio monitoring.

In July, BEA became one of the first licensed banks to offer off-shore fund investments to Mainland Chinese investors via the QDII channel.

BEA Union Investment Management Limited

On 19th April, 2007, the Bank entered into a joint venture agreement with Germany's Union Asset Management Holding AG to form a joint venture asset management company in Hong Kong using East Asia Asset Management Company Limited as the platform. This entity was subsequently renamed BEA Union Investment Management Limited ("BEA Union") in July.

Leveraging on the parent group's extensive distribution and investment capabilities, BEA Union implemented new measures to establish a stronger foothold in both retail and institutional markets in Asia, such as identifying new innovative investment solutions to meet growing demand and extending relations with key institutional investors in the region.

Seasoned portfolio managers were seconded from the German parent to establish BEA Union as the sole Asia competency centre for both holding groups. Business development and marketing teams were also strengthened to enhance market penetration capabilities.

Bancassurance

The life insurance business of the Bank, as represented by the new business index, achieved year-on-year growth of 30%. This result was supported by the launch of various insurance plans, namely Flexi Retirement Income Insurance, Lifetime Medical Savings Insurance and Lifetime Protection Insurance.




BEA東亞銀行
BEA FUNDS
BEA東亞銀行
BEA FUNDS

The Bank launched two BEA branded mutual funds in 2007, namely the BEA Global Themes Fund and the BEA Hong Kong Growth Fund.

本行於2007年推出兩隻東亞銀行品牌的互惠基金，分別為「東亞環宇主題基金」和「東亞香港增長基金」。

財富管理

結構投資產品

2007年，本行在產品創新和盈利能力兩方面均取得顯著進步。股市交投暢旺，市場對結構產品的需求亦大增。本行於去年推出270項產品，較2006年多近250%。特殊股票掛鈎存款是焦點所在，其中多隻存款均提早到期，為客戶和本行帶來可觀回報。

中國市場對結構產品的需求亦見殷切，本行去年於內地推出超過110項產品，配合各資產級別及客戶的不同需要。「合格境內機構投資者」(QDII)產品的需求同樣上升，本行於2007年共推出了4隻該類新產品。

投資基金服務

本行於2007年推出兩隻東亞銀行品牌的互惠基金，分別為「東亞環宇主題基金」和「東亞香港增長基金」，前一基金投資於全球其中150間最具實力的公司，後者則主要揀選最能受惠於香港和中國經濟增長的本港上市股份。綜觀全年，本行投資基金業務成績超卓，銷售總額增長逾110%。

4月，本行提升了網上基金中心的功能，顯著擴展網上投資服務，包括客戶可自行在網上完成風險評估，以及進行基金交易和監察投資組合的表現等。

7月，本行成為首批獲發牌照，可經QDII渠道為內地投資者進行離岸基金投資的銀行之一。

東亞聯豐投資管理有限公司

2007年4月19日，本行與德國Union Asset Management Holding AG簽訂合營協議，於香港成立以東亞資產管理有限公司為平台的合營資產管理公司。合營公司於7月命名為東亞聯豐投資管理有限公司（「東亞聯豐」）。

東亞聯豐憑藉母集團廣泛的分銷和投資業務，推行新措施以提升在亞洲零售和機構市場的地位，當中包括制訂創新投資方案，配合市場上與日俱增的需求，並且深化與區內主要機構投資者的關係。

東亞聯豐亦獲德國母公司派駐經驗豐富的投資經理，奠立東亞聯豐作為兩個控股集團在亞洲唯一資產管理中心的地位，另還加強了業務發展和市場推廣隊伍，提升市場滲透能力。

銀行保險業務

以新造業務指數計算，本行人壽保險業務錄得按年增長30%，年內推出的新保險計劃包括：「靈活退休入息保險計劃」、「智康健」醫療儲蓄壽險計劃和「智安心」人壽保險計劃，均對業務增長起著積極作用。


第7屆
最佳旅



As a reflection of its popularity in the travel insurance business, Blue Cross has been named "The Most Popular Travel Insurance Company" for three consecutive years (2005 - 2007).

藍十字的旅遊保險服務享負盛譽，由2005至2007年三度當選「最受歡迎旅遊保險公司」。

Household Insurance and Domestic Helper Insurance were revamped in 2007 to meet customers' needs, offering enhanced features and benefits.

藍十字年內更新了家居保險和家傭保險，為配合客戶所需而增添產品特色和保障。



Segmented marketing strategies were adopted to promote suitable products to existing customer groups, such as payroll account holders, civil servants, university students and mortgage holders.

The e-channel was further developed in 2007 to provide more convenient sales and service options. Furthermore, a membership programme incorporating an incentive regime was introduced to encourage repeat purchases.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross focused on the SME and personal markets during the past year. New business premium income in the SME group medical and personal general insurance categories grew by 28% and 19%, respectively, year-on-year. As a mark of Blue Cross' popularity in the travel insurance segment, the company has been named "The Most Popular Travel Insurance Company" for three years in succession (2005 – 2007).

Blue Cross took further steps in 2007 to expand its Internet business by launching web advertising and direct marketing campaigns. Web premium income increased by more than 120% compared to 2006.

Two key insurance products were revamped during the year to meet customers' needs with enhanced product features and benefits, namely household insurance and domestic helper insurance.

Private Banking

The Bank re-launched BEA Private Banking in late 2005, with the aim of providing best-in-class financial services to high net worth customers. The business has now been in operation for over two years, and has now achieved critical mass in terms of both clients and business turnover. Customer assets under management doubled in 2007, while revenues more than tripled.

Most Asian markets registered strong growth during 2007, leading to a very successful year in overall investment returns for many customers.

INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited – Securities Cybertrading

East Asia Securities registered profit growth of more than 100% on better local market sentiment and improved investor confidence.

East Asia Securities is committed to using technology to improve and expand its brokerage service network. When compared with the corresponding period last year, the company registered a rise of 58% in the number of Cybertrading accounts. As of 31st December, 2007, more than 72% of the company's securities clients had subscribed to Cybertrading.

The volume of transactions executed via Cybertrading, expressed as a percentage of total turnover, reached 53% of the number of trades and 22% of the gross transaction value by the end of the year.


BEA
Securities Cybertrading
IPO Highlights
Futures Cybertrading
East Asia Futures

Securities and Futures Cyberbanking continued to benefit from improved local market conditions, recording continued growth in the number of accounts and trading volume.

受惠於本地市況向好，電子網絡證券和期貨買賣服務的賬戶數目和成交宗數同告上升。

本行採用分層市場推廣策略，向現有客戶群推介合適產品，此等客戶包括支薪賬戶持有人、公務員、大學生和按揭持有人。

本行於2007年亦進一步拓展電子渠道，提供更方便的銷售和服務選擇，還推行了會員獎賞計劃，鼓勵客戶更多使用本行保險服務。

藍十字（亞太）保險有限公司

藍十字年內焦點為中小型企業和個人市場，中小型企業團體醫療保險組別的新業務保費收入增加28%，個人一般保險組別則增加19%。藍十字的旅遊保險服務享負盛譽，由2005至2007年三度當選「最受歡迎旅遊保險公司」。

藍十字在2007年利用網上廣告和直銷推廣活動，進一步發展網上業務，網上保費收入較2006年增加逾120%。

藍十字年內更新了兩項主要保險產品，分別為家居保險和家傭保險，為迎合客戶所需而增添了產品特色和保障。

私人銀行業務

本行於2005年底前重新推出私人銀行業務，為高資產值客戶提供卓越的金融服務。營運兩年多以來，私人銀行的客戶人數和營業額均錄得顯著增幅，所管理的客戶資產於年內倍增，收入增加逾兩倍。

2007年，大部分亞洲市場均有強勁增長，因而令不少私人銀行客戶獲享豐厚投資利潤。

投資銀行服務

東亞證券有限公司 — 電子網絡證券買賣服務

東亞證券受惠於本地市場氣氛好轉和投資信心增強，溢利增長逾100%。

東亞證券致力採用先進科技，完善和擴充買賣代理服務網絡。與2006年相比，東亞證券在年內的電子網絡買賣服務賬戶增加58%。至2007年12月31日，在本行證券客戶中，已有逾72%登記使用此項服務。

經由電子網絡股票買賣系統完成的交易（以營業額的百分比計算），分別佔總成交宗數和總成交金額的53%和22%。

市場成交額飆升，令透過電子網絡買賣系統進行的交易相應大增，東亞證券於2007年第3季進一步提升硬件設備，及擴充網上交易系統。

Established as a locally incorporated subsidiary bank in April 2007, BEA China will continue to leverage BEA's banking expertise to maintain its leading position on the mainland.

子銀行東亞(中國)於2007年4月成立，將持續利用本行業務優勢，在內地穩佔市場主導地位。


BEA東亞銀行


BEA東亞銀行
銀行(中国)有限公司开业晚

With the dramatic increase in market turnover and trading volume conducted through Cybertrading, East Asia Securities further upgraded its hardware capacity and enlarged its online trading system in the third quarter of 2007.

East Asia Futures Limited – Futures Cybertrading

For the year 2007, East Asia Futures, the wholly-owned futures and option broking arm of the Bank, continued to benefit from improved local market conditions and increasing demand for derivative products.

In particular, the company expanded its clientele base with the implementation of the Futures Cybertrading Service. As compared with the corresponding period last year, the company registered growth of 57% in the number of Futures Cybertrading accounts. As of 31st December, 2007, more than 69% of the company's clients had subscribed for the Futures Cybertrading Service.

East Asia Futures has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients. Currently, the volume of transactions executed via the Futures Cybertrading System, expressed as a percentage of total turnover, accounts for some 58% of the number of trades and 50% of transaction value.

East Asia Futures has plans to upgrade the software and hardware of its electronic trading system in 2008 in order to further enhance its Futures Cybertrading Service.

CHINA OPERATIONS

The year 2007 was a fruitful one for BEA's China business. In April, BEA was among the first group of foreign banks to transfer its mainland operations to a locally incorporated subsidiary bank, The Bank of East Asia (China) Limited ("BEA China"). This subsidiary operates under the rules and regulations applicable to local banks on the Mainland.

BEA and BEA China have over 50 outlets on the Mainland, one of the most extensive networks of any foreign bank in China. A total of 18 new outlets were added in 2007. BEA China extended its operations to Shenyang, Wuhan and Nanjing and opened 14 sub-branches, including Shanghai Changning, Zhuhai Jida, Chengdu Jincheng, Xi'an Xidajie, Dalian ETDZ, Chongqing Shapingba, Beijing Yabaolu, Guangzhou Haizhu, Xiamen Hexiang, Shenzhen Longgang, Hangzhou Wenhuilu, Shanghai Dongfang Road, Xiamen Xiada and Guangzhou Development District.

The parent company retains a branch in Shanghai for conducting foreign exchange wholesale banking business, and four representative offices in Tianjin, Fuzhou, Suzhou, and Dongguan.

BEA China has further expanded its service area by substantially increasing the number of Automatic Teller Machines (ATMs), from 25 at the end of 2006 to 95 at the end of 2007.


BEA東亞銀行
BEA東亞銀行

BEA China added a total of 18 new outlets to its network in 2007 and extended its operations to Shenyang, Wuhan, and Nanjing.
東亞(中國)於2007年增設18個據點,並將業務拓展至瀋陽、武漢和南京。

東亞期貨有限公司 — 電子網絡期貨買賣服務

2007年,本行全資附屬期貨和期權買賣服務公司 — 東亞期貨,同樣受惠於本地市況向好和衍生產品需求的增加。

該公司推出電子網絡期貨買賣服務後,成功擴大了客戶基礎。比對2006年,有關賬戶增加57%;至2007年12月31日,已有超過69%期貨客戶登記使用此項服務。

東亞期貨推行多項不同類型的促銷計劃,鼓勵客戶利用其方便易用的電子買賣平台執行交易,客戶對此計劃的反應熱烈。經由電子網絡期貨買賣系統完成的交易(以營業額的百分比計算),分別佔總成交宗數和總成交金額的58%和50%。

東亞期貨計劃在2008年提升電子買賣系統的軟件和硬件,進一步提升電子網絡期貨買賣服務。

中國業務

本行中國業務在2007年成果豐碩:4月,本行成為首批在內地註冊成立附屬銀行的外資銀行之一,成功把內地業務轉歸子銀行 — 東亞銀行(中國)有限公司(「東亞(中國)」)管轄。子銀行依據內地銀行所遵行的法規經營業務。

本行和東亞(中國)合共設有50多個內地據點,網絡為內地外資銀行中最大之一。2007年,東亞(中國)增設18個據點,將業務拓展至瀋陽、武漢和南京,亦開設了14間支行,地點包括:上海長寧、珠海吉大、成都錦城、西安西大街、大連開發區、重慶沙坪壩、北京雅寶路、廣州海珠、廈門禾祥、深圳龍崗、杭州文暉路、上海東方路、廈門廈大和廣州開發區。

本行保留上海分行從事外匯批發銀行業務,另在天津、福州、蘇州和東莞設有代表處。

東亞(中國)進一步拓展服務覆蓋地區,大幅增加自動櫃員機數目,由2006年底的25部增至2007年底的95部。




BEA

With the outstanding performance of its two branches in London and Birmingham, the Bank is exploring the possibility of expanding its UK branch network.

英國倫敦分行和伯明翰分行持續表現超卓，本行現正進行可行性研究，進一步擴展當地分行網絡。

In November, BEA China was assigned the Standard & Poor's A- long-term and A-2 short-term counterparty credit ratings. Standard & Poor's has also announced that the outlook for the ratings is stable in light of the status of BEA China as a core subsidiary of BEA. The ratings assigned to BEA China are the same as those of its parent bank, BEA.

The success of BEA's China operations is widely recognised. Some of the major awards won in 2007 are set out below:

1. The Asian Bankers highly coveted "Best Foreign Retail Bank in China" Award;
2. "Top 5 Foreign Banks" in the "China Business News Financial Brand Ranking 2007"; and
3. "Best Foreign Subsidiary Bank in China" in the 2007 Asian Banks Competitive Rankings held during the 21st Century Annual Finance Summit of Asia.

The prosperous economic conditions experienced during 2007 allowed BEA China to expand its business rapidly. BEA China will continue to leverage BEA's banking expertise to maintain its leading position on the Mainland.

Macau is another fast growing market for BEA. The Macau Branch was relocated to NAPE district in the southern part of Macau during 2007, and the existing branch premises was redeployed as Macau Praia Grande Sub-branch. BEA currently maintains three outlets in Macau. The Bank also has two branches in Taiwan.

OVERSEAS OPERATIONS

In 2007, The Bank of East Asia (U.S.A) N.A. opened two new branches in Brooklyn and Flushing in the New York area. Plans are under way to open three additional branches in the San Francisco Bay area and two new branches in Los Angeles. By the end of 2008, BEA will have 17 offices in the United States in the states of New York and California.

The Bank's subsidiary in Canada, The Bank of East Asia (Canada), performed well, with loan assets growing by 33% during the year.

In the United Kingdom, the two branches in London and Birmingham continued to outperform. The Birmingham Branch celebrated its 10th Anniversary on 23rd October, 2007. Feasibility studies are currently being carried out to explore the possibility of expanding the branch network in the United Kingdom to North London and Manchester.

Plans are under way to implement a new treasury and core banking system for BEA Singapore Branch. Construction work for the new BEA Singapore Branch Building at 60 Robinson Road is on schedule. The new building is expected to be ready for occupancy by the end of 2008.

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial,



BEA China won a number of awards last year including "Best Foreign Retail Bank in China", "Top 5 Foreign Banks", and "Best Foreign Subsidiary Bank in China".

東亞(中國)去年業績斐然,獲頒「中國最佳外資零售銀行」、「五佳外資銀行」和「最佳在華子銀行」獎項。


BEA東亞銀行

BEA-USA has plans to open three additional branches in San Francisco and two in Los Angeles, bringing the total number of its branches to 17 by the end of 2008.

美國東亞銀行正籌備於三藩市增設3間分行及在洛杉磯增設2間分行,將於2008年底在美國設有17間辦事處。

11月,東亞(中國)獲標準普爾給予A-長期及A-2短期信貸評級。標準普爾亦宣佈,因東亞(中國)為本行主要附屬公司,故評定其前景穩定。東亞(中國)與母銀行東亞銀行所得評級相同。

本行中國業務成績斐然,2007年內獲頒下列獎項:

1. 《亞洲銀行家》之「中國最佳外資零售銀行」大獎
2. 「2007第一財經金融品牌價值榜」之「五佳外資銀行」
3. 21世紀亞洲金融年會暨2007「亞洲銀行競爭力排名」頒獎典禮中之「最佳在華子銀行獎」

2007年內地經濟蓬勃發展,東亞(中國)乘時迅速擴展業務,並將持續利用本行銀行業務的優勢,在內地穩佔主導地位。

澳門是本行另一迅速發展的市場。澳門分行於2007年遷至南部的皇朝區,而現址則改建為南灣支行。本行現於澳門設有3個據點,並於台灣設有2間分行。

海外分行業務

2007年,美國東亞銀行在紐約區增設2間分行,分別位於布碌崙和法拉盛。該行正籌備於三藩市海灣區增設3間分行,及在洛杉磯增設2間分行,於2008年底,將於美國設有17間辦事處,服務覆蓋紐約和加州。

本行在加拿大的子銀行 — 加拿大東亞銀行,於2007年表現優秀,年內貸款資產上升33%。

英國倫敦分行和伯明翰分行持續表現超卓。伯明翰分行於2007年10月23日慶祝開業10周年。本行現進行可行性研究,計劃將英國分行網絡擴展至倫敦北部和曼徹斯特。

本行亦正計劃為新加坡分行施行新的庫務和核心銀行系統。位於Robinson Road 60號的新加坡分行大廈依期建造,預期可於2008年底前入伙。

企業服務

東亞銀行集團成員 — 卓佳集團(「卓佳」)在區內的商務、企業和投資者服務市場位居前列,服務範圍涵蓋會計、公司成立、企業法規監管及公司秘書、行政人員招聘、首次公開招股及股份登記、支薪外判、基金和信託行政管理。



Tricor has continued to be a key contributor to the BEA Group's fee and commission income earnings with its substantial growth in profit.

卓佳收入顯著增長，持續為本集團服務費及佣金收入盈利的主要來源。

executive search and selection, initial public offerings and share registration, payroll outsourcing and fund and trust administration.

Strong marketing efforts, continued expansion of the regional network and group synergies, together with a vibrant economy, brought about a great increase in demand for Tricor's professional services in the region. During the year, Tricor recorded a substantial growth in profit. With gross revenue in excess of HK$750 million, Tricor has continued to be a key contributor to the BEA Group's fee and commission income earnings.

The past year saw the rapid expansion of Tricor's operation in Malaysia. Tricor Malaysia acquired corporate service practices in Kuala Lumpur, Johor Bahru and Labuan. In December, Tricor Malaysia entered into a preliminary agreement to acquire a major corporate services group in Malaysia. Upon completion of this acquisition, Tricor Malaysia will become a leading practice in Malaysia. During the year, Tricor also acquired the corporate services practice of Ernst & Young in Barbados, further strengthening Tricor's capability to provide offshore corporate services.

Tricor now operates in 13 cities and employs some 1,150 professional and support staff, compared with a staff complement of 1,000 at the beginning of 2006. Tricor will continue to look for business opportunities as well as expand its regional network.

HUMAN RESOURCES

Bank of East Asia Group employees at the end of December 2007:

Hong Kong	5,162
Other Greater China	3,417
Overseas	914
Total	9,493

The Bank treasures its human capital and continuously reviews its personnel policies, compensation and benefits to attract high calibre candidates and reward top performing members of staff. An external consultant has been employed to further enhance the staff performance-related bonus programme. The Human Resources Division also conducts regular reviews to streamline personnel processes. As a caring employer, the Bank has a series of Employee Assistance Programmes and recreation activities to build team spirit and encourage a caring workplace environment.

The Bank's training platform has been considerably upgraded in recent years, in order to provide a greater range of opportunities for staff members to upgrade their skills and discover their true potential. The programmes have enhanced work effectiveness and improved the Bank's readiness for any business challenge.

David LI Kwok-po
Chairman & Chief Executive

Joseph PANG Yuk-wing
Executive Director

Hong Kong, 15th February, 2008

The Bank's enhanced training platform helps staff members increase their skills and discover their true potential.
本行加強培訓計劃，以助員工提高專業技巧，同時發揮真正潛能。





As a responsible and caring employer, the Bank has implemented a series of employee assistance programmes and recreational activities to build team spirit.
本行作為一個關心員工的僱主，設有一系列員工支援計劃和康樂活動，以建立團隊精神。

大型的市場推廣計劃、不斷擴展的區內網絡和集團協同效益，加上興旺的經濟，令卓佳專業服務在區內需求大增，總收入升逾港幣7億5,000萬元，為本集團服務費及佣金收入盈利的主要來源。

卓佳在馬來西亞的業務去年迅速擴展，收購吉隆坡、新山和納閩的多項企業服務業務。12月，卓佳馬來西亞辦事處就收購當地一間主要的企業服務集團，簽訂初步協議。收購完成後，卓佳馬來西亞辦事處將成為當地具領導地位的企業服務公司。年內，卓佳亦收購了安永會計師事務所在巴巴多斯的企業服務業務，進一步增強其離岸企業服務的實力。

卓佳業務遍及13個城市，目前聘有約1,150名專業人員和支援人員，而2006年初的員工人數為1,000名。卓佳將會繼續探索商機和壯大區內網絡。

人力資源

東亞銀行集團於2007年12月31日的員工人數如下：

香港	5,162
其他大中華地區	3,417
海外	914
合計	9,493

本行看重人力資源，不斷檢討人事政策、薪酬和福利，從而吸引優質人才加入和獎賞表現優秀的員工。本行已特此委聘顧問公司，進一步改善現行以員工表現為本的花紅分發計劃，而人力資源部亦定期進行檢討，簡化人事程序。本行作為一個關心員工的僱主，設有一系列員工支援計劃和康樂活動，藉此建立團體精神及鼓勵員工建立一個彼此關顧的工作環境。

本行的培訓計劃近年已經顯著提升，給予員工更多機會提高專業技巧，同時發揮真正潛能。培訓計劃實行後，工作效率已見提升，讓本行能作好更佳準備，應對營商挑戰。

李國寶
主席兼行政總裁

彭玉榮
執行董事

香港，2008年2月15日

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT



DIRECTORS

Dr. The Hon. Sir David LI Kwok-po

GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur

Chairman & Chief Executive and Member of the Nomination Committee

Sir David, aged 68, joined the Bank in 1969. He was appointed a Director in 1977, Chief Executive in 1981, Deputy Chairman in 1995 and Chairman in 1997. Sir David is also the chairman or a director of various members of the Bank Group, and the chairman and a member of various committees appointed by the Board.

Sir David is a Member of the Legislative Council of Hong Kong. He is a Member of the Banking Advisory Committee and a Member of the Council of the Treasury Markets Association. Sir David is the Pro-Chancellor of the University of Hong Kong, an Honorary Adviser of the Business and Economics Association of HKUSU and an Advisory Committee Member of the Chinese University of Hong Kong S.H. Ho College.

Sir David is the Chairman of The Chinese Banks' Association, Limited, and the Chairman of the Council and Executive Committee of the Hong Kong Management Association. He is the Honorary Advisor of The International Chamber of Commerce – Hong Kong, China and the First Honorary Chairman of Hong Kong Chamber of Commerce in China. He is also the Honorary Chairman of the Chamber of Hong Kong Listed Companies. Sir David is the Vice President of the Council of the Hong Kong Institute of Bankers, the Chairman of St. Joseph's College Foundation Limited and the Chairman of the Advisory Council to the Australian International School. He is also an Emeritus Trustee of the Cambridge Foundation and a Trustee of the Cambridge Overseas Trust. Sir David is the Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command, the Chairman of the Executive Committee of St. James' Settlement and he also serves on Hong Kong Red Cross Advisory Board. He is a Council Member of Employers' Federation of Hong Kong, a Director of David Li Kwok-po Charitable Foundation Limited, a Founder Member and an Executive Committee Member of Heung Yee Kuk Foundation Limited.

Sir David is a Director of China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Criteria CaixaCorp, S.A., Guangdong Investment Limited, The Hong Kong and



董事及高層管理人員的個人資料

Back row from left to right 後排左起	Front row from left to right 前排左起
Mr. KUOK Khoon-ean 郭孔演先生	Mr. Eric LI Fook-chuen 李福全先生
Mr. TAN Man-kou 陳文裘先生	Dr. William MONG Man-wai 蒙民偉博士
Mr. Richard LI Tzar-kai 李澤楷先生	Dr. LEE Shau-kee 李兆基博士
Mr. Aubrey LI Kwok-sing 李國星先生	Dr. LI Fook-wo 李福和博士
Dr. Allan WONG Chi-yun 黃子欣博士	Dr. The Hon. Sir David LI Kwok-po 李國寶爵士
Mr. Thomas KWOK Ping-kwong 郭炳江先生	Mr. WONG Chung-hin 黃頌顯先生
Mr. Joseph PANG Yuk-wing 彭玉榮先生	Mr. Winston LO Yau-lai 羅友禮先生
Mr. Kenneth LO Chin-ming 駱錦明先生	Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Stephen Charles LI Kwok-sze 李國仕先生	Professor Arthur LI Kwok-cheung 李國章教授
Mr. William DOO Wai-hoi 杜惠愷先生	

董事

李國寶爵士

GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur
主席兼行政總裁及提名委員會委員

李爵士，現年68歲，在1969年加入本行、1977年任董事、1981年任行政總裁、1995年任副主席、繼而於1997年獲委任為主席。李爵士亦出任本集團系內其他公司的主席或董事，以及多個由董事會委任的委員會之主席及委員。

李爵士是香港立法會議員。他是銀行業務諮詢委員會的委員及財資市場公會的議會成員。李爵士是香港大學副校監、香港大學學生會經濟及工商管理學會名譽顧問及香港中文大學善衡學院諮議委員會成員。

李爵士是香港華商銀行公會有限公司以及香港管理專業協會理事會及執行委員會的主席。他是國際商會 — 中國香港區會名譽顧問及中國香港（地區）商會第一名譽主席。他亦是香港上市公司商會名譽會長。李爵士是香港銀行學會議會副會長，聖約瑟書院基金有限公司主席及Australian International School 諮議會主席。他亦為Cambridge Foundation之名譽信託人及Cambridge Overseas Trust之信託人。李爵士是救世軍港澳軍區顧問委員會主席、聖雅各福群會執行委員會主席及香港紅十字會顧問團成員。他亦為香港僱主聯合會諮議會成員、李國寶慈善基金有限公司董事、鄉議局基金有限公司創會會員及執行委員會成員。

李爵士亦出任其他機構董事，計有：招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、Criteria CaixaCorp, S.A.、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司、維他奶國際集團有限公司及IMG Worldwide Inc。

China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited, Vitasoy International Holdings Limited and IMG Worldwide Inc.

Sir David is a member of the Board of Trustees of Asia Society International Council and Asia Business Council, a board member of Deutsche Bank Asia Pacific Advisory Board. He serves on the advisory board of Capital magazine and the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Federal Reserve Bank of New York International Advisory Committee, Hospital for Special Surgery and Scripps International Network. Sir David is the Chairman of INSEAD East Asia National Council, the Non-executive Chairman for Edelman Asia-Pacific and a Senior Adviser of Metrobank. Sir David is the brother of Professor Arthur LI Kwok-cheung, the nephew of Dr. Li Fook-wo and Mr. Eric Li Fook-chuen, and the cousin of Mr. Aubrey Li Kwok-sing and Mr. Stephen Charles Li Kwok-sze.

Dr. LI Fook-wo

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP
Non-executive Director and Member of the Nomination Committee

Dr. Li, aged 91, is a former member of the Executive and Legislative Councils. He joined the Bank in 1940. He was appointed a Director in 1958 and was the Chief Manager from 1972 to 1976. He was appointed Chairman from 1984 to 1997. Dr. Li is the father of Mr. Aubrey LI Kwok-sing, the cousin of Mr. Eric Li Fook-chuen, and the uncle of Dr. The Hon. Sir David Li Kwok-po, Professor Arthur Li Kwok-cheung and Mr. Stephen Charles Li Kwok-sze.

Mr. WONG Chung-hin

CBE, JP
Independent Non-executive Director and Member of the Audit Committee

Mr. Wong, aged 74, is a solicitor. He was appointed a Director in 1977. Mr. Wong is the Consultant of P.C. Woo & Co. He is also a Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited. Mr. Wong is the uncle of Dr. Allan Wong Chi-yun.

Dr. LEE Shau-kee

GBM, Hon. DBA, Hon. DSSc, Hon. LLD
Independent Non-executive Director and Member of the Nomination Committee

Dr. Lee, aged 79, was appointed a Director in 1987. He is the Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Dr. Lee is also the Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is the Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited.

Dr. Allan WONG Chi-yun

SBS, MBE, BSc, MSEE, Hon. DTech, JP
Independent Non-executive Director, Chairman of the Remuneration Committee, Member of the Audit Committee and the Nomination Committee

Dr. Wong, aged 57, was appointed a Director in 1995. He is the Chairman and Group Chief Executive Officer of VTech Holdings Limited. Dr. Wong holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. Wong is an independent non-executive director of China-Hongkong Photo Products Holdings Ltd. and Li & Fung Ltd. Dr. Wong is the nephew of Mr. Wong Chung-hin.

Mr. Aubrey LI Kwok-sing

BSc, MBA
Non-executive Director, Member of the Nomination Committee and the Remuneration Committee

Mr. Li, aged 58, was appointed a Director in 1995. He is a Director of Management Capital Limited. Mr. Li possesses extensive experience in the fields of investment banking, merchant banking and capital markets. He is also a Director of ABC Communications (Holdings) Limited, Cafe de Coral Holdings Limited, China Everbright International Limited, CNPC (Hong Kong) Limited, Kowloon Development

李爵士為Asia Society International Council、Asia Business Council信託委員會的委員及德意志銀行亞太諮議委員會成員。他亦是Capital magazine諮議委員會成員及其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、紐約聯邦儲備銀行國際顧問委員會、Hospital for Special Surgery及Scripps International Network。李爵士為法國INSEAD東亞區校董會主席，Edelman Asia-Pacific的非執行主席以及Metrobank的資深顧問。李爵士是李國章教授之胞兄、李福和博士和李福全先生之堂姪、李國星先生及李國仕先生之堂兄。

李福和博士

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP
非執行董事及提名委員會委員

李博士，現年91歲，是前任行政局及立法局議員。他在1940年加入本行、1958年獲委任為董事、1972年至1976年任總經理、1984年至1997年任主席。他是李國星先生之父親、李福全先生之堂兄、李國寶爵士、李國章教授及李國仕先生之堂伯父。

黃頌顯先生

CBE, JP
獨立非執行董事及審核委員會委員

黃先生，現年74歲，是律師。他在1977年獲委任為本行董事。黃先生為胡百全律師事務所顧問。他亦是香港電燈集團有限公司及和記黃埔有限公司之董事。黃先生是黃子欣博士之叔父。

李兆基博士

GBM, Hon. DBA, Hon. DSSc, Hon. LLD
獨立非執行董事及提名委員會委員

李博士，現年79歲，在1987年獲委任為本行董事。他是恒基兆業地產有限公司及恒基兆業發展有限公司之主席兼總經理、香港中華煤氣有限公司之主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席及香港小輪(集團)有限公司之董事。

黃子欣博士

SBS, MBE, BSc, MSEE, Hon. DTech, JP
獨立非執行董事、薪酬委員會主席、審核委員會委員及提名委員會委員

黃博士，現年57歲，在1995年獲委任為本行董事。他是偉易達集團主席兼集團行政總裁。黃博士持有香港大學電機工程系理學士學位、美國麥迪遜威斯康辛大學電機及電腦工程科學碩士學位及香港理工大學頒授榮譽科技博士學位。黃博士為中港照相器材集團有限公司及利豐有限公司之獨立非執行董事。黃博士為黃頌顯先生之姪兒。

李國星先生

BSc, MBA
非執行董事、提名委員會委員及薪酬委員會委員

李先生，現年58歲，在1995年獲委任為本行董事。他是偉業融資有限公司董事。李先生於投資銀行、商人銀行及資本市場界具廣泛經驗。他又為佳訊(控股)有限公司、大家樂集團有限公司、中國光大國際有限公司、中國(香港)石油有限公司、九龍建業有限公司及博富臨置業有限公司之

Co. Ltd and Pokfulam Development Company Limited. He is the Chairman of Atlantis Asian Recovery Fund plc. Mr. Li is the son of Dr. LI Fook-wo, the nephew of Mr. Eric Li Fook-chuen, and the cousin of Dr. The Hon. Sir David Li Kwok-po, Professor Arthur Li Kwok-cheung and Mr. Stephen Charles Li Kwok-sze.

Professor Arthur LI Kwok-cheung

GBS, MA, MD, M.B.B.Chir (Cantab), DSc (Hon), DLitt (Hon), Hon DSc(Med), LLD (Hon), Hon Doc (Soka), FRCS (Eng & Edin), FRACS, Hon FACS, Hon FRCS (Glasg & I), Hon FRSM, Hon FPCS, Hon FCSHK, Hon FRCP (Lond), JP
Non-executive Director

Professor Li, aged 62, was a Director of the Bank (1995-2002) and was re-appointed a Director in January 2008. He was the Secretary for Education and Manpower of the Government of HKSAR and a Member of the Executive Council (2002-June 2007). Before these appointments, he was the Vice Chancellor of the Chinese University of Hong Kong (1996-2002) and was the Chairman of Department of Surgery and the Dean of Faculty of Medicine of the Chinese University of Hong Kong.

Professor Li was a non-executive director of China Mobile (Hong Kong) Limited, a director of Glaxo-Wellcome Plc., an independent non-executive director of Henderson Cyber Limited, a non-executive director of The Wharf (Holdings) Limited, and the Non-executive Chairman of the Board of Corus Hotels plc (formerly Corus and Regal Hotel Group plc).

Professor Li had held many important positions in various social service organisations, medical associations, and educational bodies, including the Education Commission, Committee on Science and Technology, the Hospital Authority, the Hong Kong Medical Council, the University Grants Committee, the College of Surgeons of Hong Kong, and the United Christian Medical Services Board. He was a member of the Board of Directors of the Hong Kong Science and Technology Parks Corporation and the Hong Kong Applied Science and Technology Research Institute, and Vice President of the Association of University Presidents of China. He was a Hong Kong Affairs Adviser to China. Professor Li is the brother of Dr. The Hon. Sir David Li Kwok-po, the nephew of Dr. Li Fook-wo and Mr. Eric Li Fook-chuen, and the cousin of Mr. Aubrey Li Kwok-sing and Mr. Stephen Charles Li Kwok-sze.

Mr. Joseph PANG Yuk-wing

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP
Executive Director & Deputy Chief Executive

Mr. Pang, aged 58, joined the Bank in 1973. He was appointed Alternate Chief Executive in 1991 and was promoted to General Manager in 1992. He was further promoted to Deputy Chief Executive and was appointed a Director in 1995. He assists the Chief Executive in the overall management and control of the Group. Mr. Pang is also a director of various members of the Bank Group, and the chairman and a member of various committees appointed by the Board.

Mr. Pang is the Vice President of the Hong Kong Institute of Bankers. He is a panel member of the Securities and Futures Appeals Tribunal, a Lay Observer of Independent Police Complaints Council Observers Scheme and a Trustee of the Retirement Schemes of The University of Hong Kong.

Dr. William MONG Man-wai

GBS, Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, The Order of the Sacred Treasure, Gold Rays with Rossette
Non-executive Director

Dr. Mong, aged 80, was appointed a Director in 1995. He is the Chairman and Senior Managing Director of Shun Hing Group. Dr. Mong is the Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. He is the Honorary Chairman of the Board of Trustee of Nanjing University, a Consultant of the Tsinghua University Education Foundation, a Director of the Centre for Advanced Study Foundation of Tsinghua University, an Honorary Trustee of Peking University, and an Honorary Member of its Education Fund. Dr. Mong is an Honorary Member of the Board of Trustees of Shanghai Jiao Tong University, a Member of the Board of Directors of Jinan University in Guangdong, an Honorary Member of the Court of the Hong Kong University of Science and Technology and an Honorary Member of the Court of the Hong Kong Baptist University.

董事。他是Atlantis Asian Recovery Fund plc.之主席。他是李福和博士之兒子、李福全先生之堂姪、李國寶爵士及李國章教授之堂弟，以及李國仕先生之堂兄。

李國章教授

GBS, MA, MD, M.B.B.Chir (Cantab), DSc (Hon), DLitt (Hon), Hon DSc (Med), LLD (Hon), Hon Doc (Soka), FRCS (Eng & Edin), FRACS, Hon FACS, Hon FRCS (Glasg & I), Hon FRSM, Hon FPCS, Hon FCSHK, Hon FRCP (Lond), JP
非執行董事

李教授，現年62歲，曾任本行董事（1995-2002）及在2008年1月再獲委任為本行董事。他曾任香港特別行政區教育及統籌局局長以及行政會議成員（2002年至2007年6月）。在此之前，他亦曾出任香港中文大學校長（1996-2002），以及香港中文大學醫學院外科學系主任和醫學院院長。

李教授曾任中國移動（香港）有限公司非執行董事、Glaxo-Wellcome Plc. 董事、恒基數碼科技有限公司獨立非執行董事、九龍倉集團有限公司非執行董事，以及Corus Hotels plc.（前稱Corus and Regal Hotel Group plc.）非執行董事主席。

李教授曾於多個社會服務機構、醫務及教育組織擔任重要職位，其中包括教育統籌委員會、科技委員會、香港醫院管理局、香港醫務委員會、大學教育資助委員會、香港外科醫學院，以及基督教聯合醫院醫務協會董事會。他亦曾任香港科技園及香港應用科技研究有限公司董事、中國大學校長聯誼會副會長，以及港事顧問。李教授是李國寶爵士之胞弟、李福和博士及李福全先生之堂姪、李國星先生及李國仕先生之堂兄。

彭玉榮先生

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP
執行董事兼副行政總裁

彭先生，現年58歲，在1973年加入本行、1991年任替任行政總裁、1992年擢升為總經理、1995年再擢升為副行政總裁並獲委任為本行董事。他協助行政總裁處理本集團之整體運作及管理。彭先生亦出任本集團系內其他公司的董事，以及多個由董事會委任的委員會之主席及委員。

彭先生是香港銀行學會副會長。他是證券及期貨事務上訴審裁處上訴委員、投訴警方獨立監察委員會觀察員及香港大學僱員退休金計劃信託人。

蒙民偉博士

GBS, Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, The Order of the Sacred Treasure, Gold Rays with Rossette
非執行董事

蒙博士，現年80歲，在1995年獲委任為本行董事。蒙博士現為信興集團主席兼董事長，兼任香港電器製造業協會名譽主席。蒙博士為南京大學董事會名譽董事長、清華大學教育基金會顧問及清華大學高等研究中心基金會董事、北京大學名譽校董及其教育基金會名譽理事、上海交通大學董事會名譽董事、暨南大學董事會董事、香港科技大學顧問委員會榮譽委員以及香港浸會大學諮議會榮譽委員。

Mr. Winston LO Yau-lai

SBS, BSc, MSc
Independent Non-executive Director, Chairman of the Audit Committee and Member of the Remuneration Committee

Mr. Lo, aged 66, was appointed a Director in 2000. He is the Executive Chairman of Vitasoy International Holdings Limited. Mr. Lo is a Member of the National Committee of the Chinese People's Political Consultative Conference and a Member to the Court of the Hong Kong University of Science and Technology. He is also the Vice President of the Council of Outward Bound Trust of Hong Kong. Mr. Lo is a Director of Ping Ping Investment Company Ltd.

Tan Sri Dr. KHOO Kay-peng

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD
Non-executive Director

Tan Sri Dr. Khoo, aged 69, was appointed a Director in 2001. Dr. Khoo is the Chairman and Chief Executive of Malayan United Industries Berhad Group ("The MUI Group"), a Malaysia-based corporation with diversified business operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He also holds directorships in Pan Malaysian Industries Berhad and MUI Properties Berhad in Malaysia. Dr. Khoo is also the Chairman of Laura Ashley Holdings plc and Corus Hotels plc in UK, and Morning Star Resources Limited in Hong Kong. He is also a director of SCMP Group Limited in Hong Kong.

Dr. Khoo is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad (Maybank), a trustee of the National Welfare Foundation, Malaysia, and a trustee of the Regent University, Virginia, USA.

Mr. Thomas KWOK Ping-kwong

SBS, MSc (Bus Adm), BSc (Eng), FCPA, JP
Independent Non-executive Director, Member of the Audit Committee and the Remuneration Committee

Mr. Kwok, aged 56, was appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of SUNeVision Holdings Limited. He is the Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, Construction Industry Council, the Council for Sustainable Development and the Commission on Strategic Development. He is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

In the past, he served as a Member of the Economic and Employment Council, the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board and the General Chamber of Commerce Industrial Affairs Committee. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a Council Member of the Hong Kong Construction Association.

He previously served as a Board member of the Community Chest of Hong Kong and as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Richard LI Tzar-kai

Non-executive Director

Mr. Li, aged 41, was appointed a Director in 2001. Mr. Li is the Chairman of PCCW Limited, one of Asia's leading companies in Information and Communications Technologies (ICT). He is also the Chairman and Chief

羅友禮先生

SBS, BSc, MSc
獨立非執行董事、審核委員會主席及薪酬委員會委員

羅先生，現年66歲，在2000年獲委任為本行董事。他是維他奶國際集團有限公司執行主席。羅先生是中國全國政協委員及香港科技大學顧問委員會成員。他亦是香港外展信託基金會副會長。羅先生是平平置業有限公司董事。

丹斯里邱繼炳博士

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD
非執行董事

丹斯里邱博士，現年69歲，在2001年獲委任為本行董事。邱博士為Malayan United Industries Berhad集團（「MUI集團」）的董事主席兼行政總裁。MUI集團是一間業務多元化以馬來西亞為基地的企業集團，業務遍及亞太區、美國及英國。他亦是馬來西亞Pan Malaysian Industries Berhad及MUI Properties Berhad之董事。邱博士亦是英國羅拉雅斯里公共上市公司（Laura Ashley）、英國Corus Hotels plc及香港星晨集團有限公司之董事會主席。他亦是香港SCMP集團有限公司之董事。

邱博士是美國西雅圖西北大學的董事，亦是馬英商務理事會、馬中商務理事會及Asia Business Council的委員。邱博士曾任馬來西亞旅遊發展機構（一間政府機構）之主席、馬來亞銀行（Maybank）之副董事主席、馬來西亞國家福利基金之信託人，以及美國維吉尼亞里貞大學之信託人。

郭炳江先生

SBS, MSc (Bus Adm), BSc (Eng), FCPA, JP
獨立非執行董事、審核委員會委員及薪酬委員會委員

郭先生，現年56歲，在2001年獲委任為本行董事。郭先生現為新鴻基地產發展有限公司副主席兼董事總經理，三號幹線（郊野公園段）有限公司主席、IFC Development Limited聯席主席及新意網集團有限公司執行董事。他是香港大學經濟及工商管理學院理事會主席及香港地產建設商會第一副會長，並獲政府委任為外匯基金諮詢委員會委員、建造業議會成員、可持續發展委員會成員及策略發展委員會委員。郭先生為廣州市榮譽市民及第9屆中華人民共和國全國政協上海市委員會的常務委員。郭先生持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

他曾任經濟及就業委員會委員、營商諮詢小組成員、土地及建設諮詢委員會、註冊承建商懲戒處分委員會及香港總商會工業事務委員會之委員。他並曾為建造商會物業管理委員會主席及香港建造商會幹事。

他亦曾出任香港公益金董事，以及社會福利政策及服務委員會及公開進修大學校董會之委員。

李澤楷先生

非執行董事

李先生，現年41歲，在2001年獲委任為本行董事。李先生現為電訊盈科有限公司主席（該公司為亞洲領先的資訊及通訊科技公司之一）、盈科拓展集團主席兼行政總裁、盈科大衍地產發展有限公司主席，以及新加坡盈科亞洲拓展

Executive of the Pacific Century Group, the Chairman of Pacific Century Premium Developments Limited and Singapore-based Pacific Century Regional Developments Limited. He is a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, D.C. and a member of the Global Information Infrastructure Commission. Mr. Li is also a Council Member of The Chinese University of Hong Kong.

Mr. TAN Man-kou

FCPA, FCA

Independent Non-executive Director and Member of the Audit Committee

Mr. Tan, aged 72, was appointed a Director in 2004. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Tan, who has over 30 years of public accounting experience, was until 2002 a partner with Deloitte Touche Tohmatsu. As a partner, he was responsible for leading Deloitte's professional services in the areas of audit, tax, corporate finance, insolvency and listings. He had client responsibilities in China, Hong Kong, Europe and the United States.

Mr. Tan is a member of the Chinese People's Political Consultative Conference. He was a member of the Selection Committee of the Hong Kong Special Administrative Region. Mr. Tan is active in public service, and has been a member, an honorary treasurer, and a chairman of the Hong Kong Housing Society over the course of more than 20 years. He also served as a member of the Airport Consultative Committee.

Mr. Tan is an Independent Non-executive Director of China Foods Limited and Harbour Centre Development Limited.

Mr. Kenneth LO Chin-ming

MA, BA

Independent Non-Executive Director and Member of the Audit Committee

Mr. Lo, aged 65, was appointed a Director in 2005. Mr. Lo is the Chairman and Chief Executive Officer of the Industrial Bank of Taiwan, the Chairman of IBT Management Corp., the Chairman of IBT Venture Co., the Honourable Chairman of the Chailease Group and the Chairman of Grand Pacific Holding Corp. (USA). He is also a Director of Boston Life Science Venture Corp., a Director of Taiwan Cement Corp. and a Director of Gainwell Securities Co., Ltd. (Hong Kong). Mr. Lo holds a B.A. in Economics from National Taiwan University and an M.A. in Finance from the University of Alabama. He has been with the banking and finance industry for over 35 years and had abundant experience in securities, trust, leasing, commercial banking, investment banking and venture capital. He was the President of Chinatrust Commercial Bank, the President of Chailease Group, the Vice Chairman of China Trust Bank (USA), the Managing Director of International Bank of Taipei, and a Director of Hua Nan Commercial Bank.

In addition to his highly recognised professional accomplishments, Mr. Lo is also active in public service. He is the Vice Chairman of the Chinese National Association of Industry and Commerce, the Supervisor of the ROC Bankers Association, a Director of Mount Jade Science & Technology Association of Taiwan, a Director of US-Taiwan Business Council and a member of Dean's Advisory Council of the Sloan School of Business at the Massachusetts Institute of Technology. He was the President of Asian Leasing Association, the Charter Chairman of Taipei Presidents' Organization, and the Director of the ROC Bankers Association.

Mr. Eric LI Fook-chuen

BscEE, MscEE, MBA, FIM

Non-Executive Director, Chairman of the Nomination Committee and Member of the Remuneration Committee

Mr. Li, aged 78, was appointed a Director in 2006. Mr. Li is a non-executive director of BEA Life Limited and Blue Cross (Asia-Pacific) Insurance Limited, both are wholly-owned subsidiaries of the Bank. Mr. Li is currently the Chairman and Chief Executive Officer of the Kowloon Dairy Limited. He holds a Bachelor of Science Degree in Electrical Engineering from the University of Arkansas, U.S.A., a Master of Science Degree in Electrical Engineering from the University of Michigan, U.S.A., and a Master Degree in Business Administration from the University of California, U.S.A. He is also a Fellow of the Chartered Management Institute. Mr. Li is a director of Joyce Boutique Holdings Limited. Mr. Li is the cousin of Dr. Li Fook-wo, the uncle of Dr. The Hon. Sir David Li Kwok-po, Mr. Aubrey Li Kwok-sing, Professor Arthur Li Kwok-cheung and Mr. Stephen Charles Li Kwok-sze.

有限公司主席。他是美國華盛頓策略及國際研究中心國際委員會的成員，以及環球資訊基建委員會的成員。此外，李先生亦是香港中文大學校董會的成員。

陳文裘先生

FCPA, FCA

獨立非執行董事及審核委員會委員

陳先生，現年72歲，在2004年獲委任為本行董事。他是香港會計師公會及英國及威爾斯特許會計師公會的資深會員。陳先生曾為德勤•關黃陳方會計師行合夥人直至2002年，他擁有逾30年的會計經驗。作為合夥人，陳先生曾負責領導德勤提供審計、稅務、企業財務、破產及上市方面的專業服務；曾負責的客戶遍佈中國、香港、歐洲及美國。

陳先生為中國人民政治協商會議全國委員會委員。他亦曾為香港特別行政區推選委員會委員。陳先生積極參與公眾服務，他曾出任香港房屋協會的委員、名譽司庫及主席逾20年；亦曾出任機場諮詢委員會委員。

陳先生為中國食品有限公司及海港企業有限公司的獨立非執行董事。

駱錦明先生

MA, BA

獨立非執行董事及審核委員會委員

駱先生，現年65歲，在2005年獲委任為本行董事。他現為台灣工業銀行董事長，也是台灣工銀科技顧問公司和台灣工銀創投公司的董事長、中租企業集團榮譽董事長和美國中租控股公司董事長，並擔任波士頓生物科技創投公司董事、台灣水泥公司董事和香港敬威證券公司董事。駱先生為台灣大學經濟學士、美國阿拉巴馬州立大學商學碩士。他在金融業的資歷超過35年以上，在證券、信託金融、租賃、商業銀行、投資銀行及創業投資領域具備豐富之經驗。曾任中國信託商業銀行總經理、中租企業集團總經理、美國中信銀行副董事長、台北國際商業銀行常務董事、華南商業銀行董事，為深受業界敬重之資深金融家。

駱先生除專業素養備受推崇，亦十分熱心公益服務，目前擔任中華民國工商協進會副理事長、中華民國銀行公會監事、台灣玉山科技協會理事、中美經濟合作策進會理事、美國麻省理工學院商學研究所諮詢委員。曾任亞洲租賃協會會長、台北總裁協會創會會長、中華民國銀行公會理事。

李福全先生

BscEE, MscEE, MBA, FIM

非執行董事，提名委員會主席及薪酬委員會委員

李先生，現年78歲，在2006年獲委任為本行董事。李先生亦是本行全資附屬公司－東亞人壽保險有限公司及藍十字(亞太)保險有限公司非執行董事。他現為九龍維記牛奶有限公司主席兼行政總裁。李先生持有美國阿肯色大學電機工程理學士學位、美國密歇根大學電機工程理碩士學位及美國加州大學工商管理碩士學位。他亦是特許管理學會的資深會員。李先生是Joyce Boutique Holdings Limited的董事。李先生是李福和博士之堂弟、李國寶爵士、李國星先生、李國章教授及李國仕先生之堂叔父。

Mr. Stephen Charles LI Kwok-sze

BSc (Hons.), ACA
Non-executive Director

Mr. Li, aged 48, was appointed a Director in 2006. He is a member of the Institute of Chartered Accountants in England and Wales. He currently holds directorships in several funds managed by INTL Consilium, LLC. He has over 16 years experience in investment banking, having held senior capital markets positions with international investment banks in London and Hong Kong. Mr. Li holds a Bachelor of Science (Hons.) Degree in Mathematics from King's College, University of London, U.K. Mr. Li is the nephew of Dr. Li Fook-wo and Mr. Eric Li Fook-chuen, and the cousin of Dr. The Hon. Sir David Li Kwok-po, Mr. Aubrey Li Kwok-sing and Professor Arthur Li Kwok-cheung.

Mr. KUOK Khoon-ean

Independent Non-executive Director and Member of the Audit Committee

Mr. Kuok, aged 52, was appointed a Director in January 2008. He is currently the executive chairman of SCMP Group Limited, a director of Kerry Group Limited and Kerry Holdings Limited. Mr. Kuok is also a director of Wilmar International Limited listed in Singapore and a director of The Post Publishing Public Company Limited listed in Thailand. Mr. Kuok was an independent non-executive director of Phoenix Satellite Television Holdings Limited.

Mr. Kuok is a council member of The Hong Kong University of Science and Technology and a trustee of Singapore Management University. Mr. Kuok is a graduate in Economics from the Nottingham University, U.K.

Mr. William DOO Wai-hoi

BSc, MSc, G.G., JP
Independent Non-executive Director and Member of the Audit Committee

Mr. Doo, aged 63, was appointed a Director in January 2008. He is an independent non-executive director of Blue Cross (Asia-Pacific) Insurance Limited, a wholly-owned subsidiary of the Bank. He is currently the vice-chairman of New World China Land Limited, the deputy chairman of NWS Holdings Limited and Taifook Securities Group Limited. He is an executive director of Lifestyle International Holdings Limited, a director of New World Hotels (Holdings) Limited and Fung Seng Diamond Company Limited. He was an executive director of New World Mobile Holdings Ltd.

Mr. Doo is a member of the Executive Committee of the Eleventh Chinese People's Political Consultative Conference in Shanghai and the Convener of the Shanghai Committee in Hong Kong. He is a Governor of the Canadian Chamber of Commerce in Hong Kong and the Honorary Consul of the Kingdom of Morocco in Hong Kong. Mr. Doo holds a Degree of Bachelor of Science from the University of Toronto, Canada and a Master Degree in Science from the University of California, U.S.A. He also holds a Diploma of Graduate Gemologist from the Gemologist Institute of America.

SENIOR MANAGEMENT

Mr. Samson LI Kai-cheong

FCCA, CPA, FCIS, FCS, HKSI
General Manager & Head of Investment Banking Division

Mr. Li, aged 47, joined the Bank in 1987 as Chief Internal Auditor. He was promoted to Assistant General Manager in 1992 and Deputy General Manager in 1995. Mr. Li has been a General Manager of the Bank since 1997. He is currently the Head of the Investment Banking Division of the Bank. He is an Alternate Director (non-executive) of China Merchants China Direct Investment Limited.

Mr. Daniel WAN Yim-keung

BBA, MBA, FCCA, FCPA, ACA, CPM(HK)
General Manager & Head of Strategic Planning & Control Division, Group Chief Financial Officer and Chief Compliance Officer

Mr. Wan, aged 49, joined the Bank in 1989 as Chief Internal Auditor. He was promoted to Assistant General Manager in 1992 and Deputy General Manager in 1995. He was appointed Group Chief Financial Officer in 1995. Mr. Wan has been a General Manager of the Bank since 1997. He is currently the Head of Strategic Planning & Control Division of the Bank.

李國仕先生

BSc (Hons.), ACA
非執行董事

李先生，現年48歲，在2006年獲委任為本行董事。他是英國及威爾斯特許會計師公會會員。他現為INTL Consilium, LLC所管理的數個基金的董事。他在投資銀行方面擁有超過16年經驗，並曾出任倫敦及香港國際投資銀行資本市場要職。李先生持有英國倫敦大學King's College數學(榮譽)理學士學位。李先生是李福和博士及李福全先生之堂姪、李國寶爵士、李國星先生及李國章教授之堂弟。

郭孔演先生

獨立非執行董事及審核委員會委員

郭先生，現年52歲，在2008年1月獲委任為本行董事。他現為SCMP集團有限公司執行主席，以及Kerry Group Limited和Kerry Holdings Limited的董事。郭先生亦為新加坡上市公司Wilmar International Limited的董事以及泰國上市公司The Post Publishing Public Company Limited的董事。郭先生曾擔任鳳凰衛視控股有限公司的獨立非執行董事。

郭先生為香港科技大學及新加坡管理大學的校董會成員。郭先生畢業於英國Nottingham University經濟系。

杜惠愷先生

BSc, MSc, G.G., JP
獨立非執行董事及審核委員會委員

杜先生，現年63歲，在2008年1月獲委任為本行董事。杜先生亦是本行全資附屬公司－藍十字（亞太）保險有限公司獨立非執行董事。他現為新世界中國地產有限公司、新創建集團有限公司及大福證券集團有限公司副主席，他亦為利福國際集團有限公司執行董事，以及新世界酒店（集團）有限公司和豐盛珠寶有限公司董事。他曾擔任新世界移動控股有限公司執行董事。

杜先生現為中華人民共和國中國人民政協會議上海市第11屆常務委員及港澳委員召集人。他現為香港加拿大商會總監，並獲摩洛哥王國委任為香港榮譽領事。杜先生持有加拿大多倫多大學理學士學位及美國加州大學理學碩士學位，以及Gemologist Institute of America寶石學研究生文憑。

高層管理人員

李繼昌先生

FCCA, CPA, FCIS, FCS, HKSI
總經理兼投資銀行處主管

李先生，現年47歲，在1987年加入本行為總內部稽核，1992年擢升為助理總經理及1995年擢升為副總經理。李先生在1997年至今任本行總經理。他現為本行投資銀行處主管。他是招商局中國基金有限公司的候補董事（非執行）。

尹焆強先生

BBA, MBA, FCCA, FCPA, ACA, CPM (HK)
總經理兼策劃及調控處主管、集團財務總監及法規監管總監

尹先生，現年49歲，在1989年加入本行為總內部稽核，1992年擢升為助理總經理及1995年擢升為副總經理。他在1995年獲委任為集團財務總監。尹先生在1997年至今任本行總經理。他現為本行策劃及調控處主管。

CORPORATE INFORMATION
公司資料

Board of Directors 董事會

Dr. The Hon. Sir David LI Kwok-po 李國寶爵士
Chairman & Chief Executive 主席兼行政總裁
Dr. LI Fook-wo 李福和博士
Mr. WONG Chung-hin* 黃頌顯先生*
Dr. LEE Shau-kee* 李兆基博士*
Dr. Allan WONG Chi-yun* 黃子欣博士*
Mr. Aubrey LI Kwok-sing 李國星先生
Professor Arthur LI Kwok-cheung 李國章教授
Mr. Joseph PANG Yuk-wing 彭玉榮先生
Executive Director & Deputy Chief Executive 執行董事兼副行政總裁
Dr. William MONG Man-wai 蒙民偉博士
Mr. Winston LO Yau-lai* 羅友禮先生*
Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Thomas KWOK Ping-kwong* 郭炳江先生*
Mr. Richard LI Tzar-kai 李澤楷先生
Mr. TAN Man-kou* 陳文裘先生*
Mr. Kenneth LO Chin-ming* 駱錦明先生*
Mr. Eric LI Fook-chuen 李福全先生
Mr. Stephen Charles LI Kwok-sze 李國仕先生
Mr. KUOK Khoon-ean* 郭孔演先生*
Mr. William DOO Wai-hoi* 杜惠愷先生*

* *Independent Non-executive Directors* * *獨立非執行董事*

Company Secretary 公司秘書

Ms. Molly HO Kam-lan *FCIS, FCS* 何金蘭女士

Registered Office 註冊行址

10 Des Voeux Road Central
Hong Kong
香港德輔道中10號
Telephone: (852) 3608 3608 電話：(852) 3608 3608
Facsimile : (852) 3608 6000 傳真：(852) 3608 6000
Website : www.hkbea.com 網址：www.hkbea.com
E-mail : info@hkbea.com 電郵：info@hkbea.com

Auditors 核數師

KPMG 畢馬威會計師事務所
Certified Public Accountants 執業會計師

General Managers 總經理

Mr. Samson LI Kai-cheong 李繼昌先生
FCCA, CPA, FCIS, FCS, HKSI
(Investment Banking Division) (投資銀行處)

Mr. Daniel WAN Yim-keung 尹焰強先生
BBA, MBA, FCCA, FCPA, ACA, CPM(HK)
(Strategic Planning & Control Division) (策劃及調控處)

Mr. TONG Hon-shing 唐漢城先生
BSc, ACIB, AHKIB, FCIS, FCS
(Personal Banking Division) (個人銀行處)

Mr. Adrian David LI Man-kiu 李民橋先生
MA (Cantab), MBA, LPC
(Corporate Banking Division) (企業銀行處)

Mr. Brian David LI Man-bun 李民斌先生
MA (Cantab), MBA, ACA
(Wealth Management Division) (財富管理處)

Mr. Raymond YU Hok-keung 余學強先生
BBF
(China Division) (中國業務總部)

Mr. CHAN Shuen-yuk 陳選玉先生
BA
(Operations Support Division) (營運支援處)

Share Listing 股份上市

The Stock Exchange of Hong Kong Limited 香港聯合交易所有限公司

Share Registrar 股份登記處

Tricor Standard Limited 卓佳標準有限公司
Telephone: (852) 2980 1768 電話：(852) 2980 1768
Facsimile : (852) 2861 1465 傳真：(852) 2861 1465

ADR Depositary Bank 美國預託證券託管銀行

The Bank of New York The Bank of New York
Telephone : 1-212-815-3700 電話：1-212-815-3700
Toll free : 1-888-BNY-ADRS 美國境內免費電話：1-888-BNY-ADRS
Facsimile : 1-212-571-3050 傳真：1-212-571-3050
E-mail : shareowners@bankofny.com 電郵：shareowners@bankofny.com

LIST OF BRANCHES
分行一覽



1 The Head Office – Hong Kong 香港 — 總行

CHINA 中國

2 Beijing 北京
- Chaoyangmen North Avenue • 朝陽門北大街
- Yabaolu • 雅寶路

3 Shenyang 瀋陽

4 Tianjin 天津

5 Dalian 大連
- Renmin Road • 人民路
- Huafu • 華府
- ETDZ • 開發區

6 Qingdao 青島

7 Suzhou 蘇州

8 Shanghai 上海
- Pudong • 浦東
- Puxi • 浦西
- Gubei • 古北
- Xintiandi • 新天地
- Xujiahui • 徐家匯
- Jing'an • 靜安
- Changning • 長寧
- Dongfang Road • 東方路

9 Hangzhou 杭州
- Qingchun Road • 慶春路
- Wenhuilu • 文暉路

10 Xi'an 西安
- Nanguan Zheng Street • 南關正街
- Beidajie • 北大街
- Xidajie • 西大街

11 Nanjing 南京

12 Wuhan 武漢

13 Chengdu 成都
- Renmin Road South • 人民南路
- Jincheng • 錦城

14 Chongqing 重慶
- Zourong Road • 鄒容路
- Shapingba • 沙坪壩

15 Fuzhou 福州

16 Xiamen 廈門
- Xiahe Road • 廈禾路
- Jiahe • 嘉禾
- Hexiang • 禾祥
- Xiada • 廈大

17 Guangzhou 廣州
- Tian He Bei Road • 天河北路
- Huanshilu • 環市路
- Panyu • 番禺
- Huadu • 花都
- Haizhu • 海珠
- Development District • 開發區

18 Dongguan 東莞

19 Shenzhen 深圳
- Futian • 福田
- Luohu • 羅湖
- Nanshan • 南山
- BaoAn • 寶安
- Longgang • 龍崗
- Longhua • 龍華

20 Zhuhai 珠海
- Gongbei • 拱北
- Jida • 吉大
- Ningxi • 檸溪

21 Macau 澳門
- Alameda Dr. Carlos D' Assumpcao • 宋玉生廣場
- Horta e Costa • 高士德
- Praia Grande • 南灣

22 Taipei 台北

23 Kaohsiung 高雄

OVERSEAS 海外

24 British Columbia 英屬哥倫比亞
- Richmond • 烈治文
- Vancouver City • 溫哥華市

25 Ontario 安大略
- Richmond Hill • 烈治文山
- Markham • 萬錦
- Mississauga • 密西西加
- Scarborough • 士嘉堡

26 San Francisco 三藩市
- Clement • 企李文
- Financial District • 金融區
- Noriega • 諾利加

27 Los Angeles 洛杉磯
- Alhambra • 亞罕布拉
- City of Industry • 工業市
- Temple City • 天普市
- Torrance • 托倫斯市

28 New York 紐約
- Manhatton Chinatown • 曼克頓唐人街
- Brooklyn • 布碌崙
- Flushing • 法拉盛

29 British Virgin Islands 英屬處女群島

30 Birmingham 伯明翰

31 London 倫敦

SOUTHEAST ASIA 東南亞

32 Kuala Lumpur 吉隆坡

33 Singapore 新加坡

34 Labuan 納閩


NEW TERRITORIES
新界
KOWLOON
九龍
OUTLYING ISLANDS
離島
HONG KONG
香港



HONG KONG BRANCH NETWORK 香港分行網絡

S 1 **Main Branch 總行**

Hong Kong Branches 香港分行

	No.	Branch	分行
S	2	Aberdeen	香港仔
S	3	BEA Harbour View Centre	東亞銀行港灣中心
	4	Bonham Road	般含道
	5	Caine Road	堅道
S	6	Causeway Bay	銅鑼灣
	7	Central	中區
	8	Chai Wan	柴灣
	9	88 Des Voeux Road West	德輔道西88號
S	10	Happy Valley	跑馬地
S	11	399 Hennessy Road	軒尼詩道399號
	12	Kennedy Town Centre	堅城中心
	13	King's Road	英皇道
	14	Lei Tung Estate	利東邨
S	15	North Point	北角
	16	Quarry Bay	鰂魚涌
S	17	Queen's Road Central	皇后大道中
S	18	Queen's Road East	皇后大道東
	19	Sai Wan Ho	西灣河
S	20	Shaukiwan	筲箕灣
S	21	Sheung Wan	上環
	22	Siu Sai Wan	小西灣
S	23	Taikoo Shing	太古城
S	24	The University of Hong Kong	香港大學
S	25	United Centre	統一中心
S	26	Wanchai	灣仔

Kowloon Branches 九龍分行

	No.	Branch	分行
	27	Amoy Plaza	淘大商場
	28	Castle Peak Road	青山道
	29	Cheung Sha Wan Road	長沙灣道
	30	Chuk Yuen Estate	竹園邨
S	31	East Tsim Sha Tsui	尖東
	32	Festival Walk	又一城
S	33	Hoi Yuen Road	開源道
	34	Hong Kong Baptist University	香港浸會大學
S	35	Jordan	佐敦
	36	Kowloon City	九龍城
S	37	Kowloon Station	九龍站
S	38	Kwun Tong	觀塘
	39	Laguna City	麗港城
S	40	Langham Place	朗豪坊
	41	Lok Fu Estate	樂富邨
S	42	Ma Tau Wei Road	馬頭圍道
S	43	Mei Foo Sun Chuen	美孚新邨
	44	Metropolis	國際都會
	45	Millennium City 5	創紀之城五期
S	46	Mongkok	旺角
S	47	Mongkok North	旺角北
	48	Olympian City	奧海城
S	49	One Peking	北京道一號
S	50	Pau Chung Street	炮仗街
S	51	Prince Edward	太子
S	52	San Po Kong	新蒲崗
	53	Shamshuipo	深水埗
S	54	Tai Hang Tung	大坑東
	55	The Hong Kong Polytechnic University	香港理工大學
	56	Tokwawan	土瓜灣
S	57	Tsim Sha Tsui	尖沙咀
	58	Tsz Wan Shan	慈雲山
	59	Waterloo Road	窩打老道
	60	Whampoa Garden	黃埔花園
S	61	Wong Tai Sin	黃大仙
S	62	Yaumatei	油麻地

New Territories Branches 新界分行

	No.	Branch	分行
	63	East Point City	東港城
	64	Fanling	粉嶺
S	65	Ha Kwai Chung	下葵涌
	66	Lingnan University	嶺南大學
	67	Ma On Shan Plaza	馬鞍山廣場
S	68	Metro City Plaza	新都城中心
	69	Park Central	將軍澳中心
S	70	Sai Kung	西貢
S	71	Shatin Plaza	沙田廣場
	72	Sheung Kwai Chung	上葵涌
S	73	Sheung Shui	上水
	74	Sun Chui Estate	新翠邨
	75	Tai Po	大埔
S	76	Tai Po Plaza	大埔廣場
	77	Tai Wai	大圍
	78	The Chinese University of Hong Kong	香港中文大學
S	79	Tin Shui Wai	天水圍
	80	Tiu Keng Leng	調景嶺
	81	The Hong Kong Institute of Education	香港教育學院
S	82	The Hong Kong University of Science and Technology	香港科技大學
	83	Tsing Yi Garden	青怡花園
S	84	Tsuen Wan	荃灣
	85	Tuen Mun	屯門
S	86	Tuen Mun Town Plaza	屯門市廣場
S	87	Yuen Long	元朗

Outlying Islands Branches 離島分行

	No.	Branch	分行
	88	Cheung Chau	長洲
	89	Fu Tung Estate	富東邨
	90	Silvermine Bay	梅窩
	91	Tai O	大澳

S With SupremeGold Centre
設有顯卓理財中心

CHINA BRANCH NETWORK 中國分行網絡

		Telephone 電話
The Bank of East Asia (China) Limited	東亞銀行（中國）有限公司	(86 21) 3866 3866
• Beijing Branch	• 北京分行	(86 10) 6554 3110
• Beijing Yabaolu Sub-Branch	• 北京雅寶路支行	(86 10) 8563 6566
• Shanghai Branch	• 上海分行	(86 21) 3883 4567
• Shanghai Puxi Sub-Branch	• 上海浦西支行	(86 21) 6329 7338
• Shanghai Gubei Sub-Branch	• 上海古北支行	(86 21) 6208 0333
• Shanghai Xintiandi Sub-Branch	• 上海新天地支行	(86 21) 5382 0333
• Shanghai Xujiahui Sub-Branch	• 上海徐家匯支行	(86 21) 6469 0333
• Shanghai Jing'an Sub-Branch	• 上海靜安支行	(86 21) 6258 0333
• Shanghai Changning Sub-Branch	• 上海長寧支行	(86 21) 5241 8333
• Shanghai Dongfang Road Sub-Branch	• 上海東方路支行	(86 21) 5873 8333
• Dalian Branch	• 大連分行	(86 411) 8280 8222
• Dalian Huafu Sub-Branch	• 大連華府支行	(86 411) 8370 8333
• Dalian ETDZ Sub-Branch	• 大連開發區支行	(86 411) 3920 3920
• Xi'an Branch	• 西安分行	(86 29) 8765 1188
• Xi'an Beidajie Sub-Branch	• 西安北大街支行	(86 29) 8720 1608
• Xi'an Xidajie Sub-Branch	• 西安西大街支行	(86 29) 8725 6969
• Xiamen Branch	• 廈門分行	(86 592) 585 0512
• Xiamen Jiahe Sub-Branch	• 廈門嘉禾支行	(86 592) 507 8383
• Xiamen Hexiang Sub-Branch	• 廈門禾祥支行	(86 592) 296 6565
• Xiamen Xiada Sub-Branch	• 廈門廈大支行	(86 592) 257 5353
• Guangzhou Branch	• 廣州分行	(86 20) 8755 1138
• Guangzhou Huanshilu Sub-Branch	• 廣州環市路支行	(86 20) 8386 0338
• Guangzhou Panyu Sub-Branch	• 廣州番禺支行	(86 20) 8482 8100
• Guangzhou Huadu Sub-Branch	• 廣州花都支行	(86 20) 3680 8800
• Guangzhou Haizhu Sub-Branch	• 廣州海珠支行	(86 20) 8910 5380
• Guangzhou Development District Sub-Branch	• 廣州開發區支行	(86 20) 6225 7100
• Shenzhen Branch	• 深圳分行	(86 755) 8203 2313
• Shenzhen Luohu Sub-Branch	• 深圳羅湖支行	(86 755) 8228 0182
• Shenzhen Nanshan Sub-Branch	• 深圳南山支行	(86 755) 8603 0903
• Shenzhen BaoAn Sub-Branch	• 深圳寶安支行	(86 755) 2966 3133
• Shenzhen Longgang Sub-Branch	• 深圳龍崗支行	(86 755) 8481 5111
• Shenzhen Longhua Sub-Branch	• 深圳龍華支行	(86 755) 2811 3000
• Zhuhai Branch	• 珠海分行	(86 756) 889 6883
• Zhuhai Jida Sub-Branch	• 珠海吉大支行	(86 756) 321 0928
• Zhuhai Ningxi Sub-Branch	• 珠海檸溪支行	(86 756) 231 9508
• Chengdu Branch	• 成都分行	(86 28) 8620 2020
• Chengdu Jincheng Sub-Branch	• 成都錦城支行	(86 28) 8626 5050
• Chongqing Branch	• 重慶分行	(86 23) 6388 6388
• *Chongqing Shapingba Sub-Branch*	• 重慶沙坪壩支行	(86 23) 6530 0288
• Hangzhou Branch	• 杭州分行	(86 571) 8721 9288
• Hangzhou Wenhuilu Sub-Branch	• 杭州文暉路支行	(86 571) 8835 1131

• Qingdao Branch	• 青島分行	(86 532) 8197 8888
• Shenyang Branch	• 瀋陽分行	(86 24) 3128 0300
• Wuhan Branch	• 武漢分行	(86 27) 8226 1668
• Nanjing Branch	• 南京分行	(86 25) 8689 9988
Shanghai Branch	上海分行	(86 21) 3883 4567
Tianjin Representative Office	天津代表處	(86 22) 2332 1662
Fuzhou Representative Office	福州代表處	(86 591) 8780 9306
Suzhou Representative Office	蘇州代表處	(86 512) 6763 0128
Dongguan Representative Office	東莞代表處	(86 769) 2280 8186
Macau Branch	澳門分行	(853) 2833 5511
Macau Horta e Costa Sub-Branch	澳門高士德支行	(853) 2821 0858
Macau Praia Grande Sub-Branch	澳門南灣支行	(853) 2837 0661
Taipei Branch	台北分行	(886 2) 2545 5638
Kaohsiung Branch	高雄分行	(886 7) 225 1357

OVERSEAS BRANCH NETWORK 海外分行網絡

		Telephone 電話
London Branch	倫敦分行	(44 20) 7734 3434
Birmingham Branch	伯明翰分行	(44 121) 326 3030
New York Branch	紐約分行	(1 212) 238 8200
New York Wholesale Branch	紐約企業分行	(1 212) 238 8200
Los Angeles Branch	洛杉磯分行	(1 626) 656 8818
The Bank of East Asia (U.S.A.) N.A.	美國東亞銀行	(1 212) 238 8208
• Canal Street Main Branch	• 堅尼路總行	(1 212) 238 8208
• Alhambra Branch	• 亞罕布拉市分行	(1 626) 300 8888
• Brooklyn Branch	• 布碌崙分行	(1 718) 210 0508
• City of Industry Branch	• 工業市分行	(1 626) 965 3938
• Clement Branch	• 三藩市企李文分行	(1 415) 668 8877
• Flushing Branch	• 法拉盛分行	(1 347) 905 9772
• Noriega Branch	• 三藩市諾利加分行	(1 415) 665 8877
• San Francisco Financial District Branch	• 三藩市金融區分行	(1 415) 668 7788
• Temple City Branch	• 天普市分行	(1 626) 656 8888
• Torrance Branch	• 托倫斯市分行	(1 310) 802 7388
The Bank of East Asia (Canada)	加拿大東亞銀行	(1 905) 882 8182
• Richmond Hill Main Branch	• 烈治文山總行	(1 905) 882 8182
• Markham Branch	• 萬錦分行	(1 905) 940 2218
• Mississauga Branch	• 密西西加分行	(1 905) 890 2388
• Scarborough Branch	• 士嘉堡分行	(1 416) 298 6883
• Richmond Branch, Vancouver	• 溫哥華烈治文分行	(1 604) 278 9668
• Vancouver City Branch	• 溫哥華市分行	(1 604) 709 9668
Singapore Branch	新加坡分行	(65) 6224 1334
Labuan Branch	納閩分行	(60 87) 451 145
The Bank of East Asia (BVI) Limited	東亞銀行(英屬處女群島)有限公司	(1 284) 495 5588
Kuala Lumpur Representative Office	吉隆坡代表處	(60 3) 2161 6210

Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest corporate governance standards. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

The Bank has complied with all the Code Provisions set out in Appendix 14 Code on Corporate Governance Practices (the "Code") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting year ended 31st December, 2007, except for deviations from Code Provision A.2.1 and A.5.4 which are explained in section A below.

The Bank has also complied with the module on "Corporate Governance of Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

A. DIRECTORS

The Board

The Bank is headed by an effective Board which assumes responsibility for leadership and control of the Bank and is collectively responsible for promoting the success of the Bank by directing and supervising the Bank's affairs.

Board meetings are held at least 6 times a year at approximately bi-monthly intervals. In addition, special Board meetings are held when necessary. Such Board meetings involve the active participation, either in person or through other electronic means of communication, of a majority of Directors.

Directors are consulted on matters to be included in the agenda for regular Board meetings.

Dates of regular Board meetings are scheduled in the prior year to provide sufficient notice to give all Directors an opportunity to attend. For special Board meetings, reasonable notice is given.

Directors have access to the advice and services of the Company Secretary to ensure that Board procedures and all applicable rules and regulations are followed.

Minutes of the meetings of the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee are kept by the Company Secretary. Minutes of the meetings of other Board Committees (as listed under Board Committees under section D) are kept by the appointed secretary of each Committee. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

Minutes of the meetings of the Board and Board Committees record in sufficient detail the matters considered by the Board and the Committees, decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of the Board meetings are sent to all Directors for their comment and record respectively, in the case of Board meetings, normally within 3 business days whilst in the case of the Audit Committee, the Remuneration Committee and the Nomination Committee, normally within one week, after the meetings are held.

The Bank has established a *Policy on Obtaining Independent Professional Advice by Directors* to enable the Directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Bank's expense to assist the relevant Director or Directors to discharge his/their duties to the Bank Group.

If a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a Committee (except for an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

The Bank has in place Directors & Officers Liability and Company Reimbursement Insurance to protect the Directors and officers of the Bank and its subsidiaries against claims made against them jointly and severally for any wrongful act committed or alleged to have been committed in their capacity as directors or officers of the Bank.

本行作為本港最大的獨立本地銀行，致力維持最高的企業管治標準。董事會認為此承諾對於平衡股東、客戶及員工的利益，以及保持問責及透明度，至為重要。

除偏離守則條文A.2.1及A.5.4外（該等偏離行為已在下列A項下作出解釋），本行在截至2007年12月31日止會計年度內，已遵守載於《香港聯合交易所有限公司證券上市規則》（「上市規則」）附錄14「企業管治常規守則」（「守則」）中的全部守則條文。

本行亦已遵守香港金融管理局所發出之監管手冊內的《本地註冊認可機構的企業管治》指引。

A. 董事

董事會

本行以一個行之有效的董事會為首；董事會負有領導及監控本行的責任，並集體負責統管並監督本行事務以促使本行成功。

董事會會議每年召開至少6次，大約每兩個月1次。此外，會在有需要時召開董事會特別會議。此等董事會會議均有大部分董事親身出席，或透過其他電子通訊方法積極參與。

董事會定期會議議程之事項，經諮詢董事後釐定。

董事會定期會議的日期在前1年已安排，以讓所有董事皆有機會騰空出席。至於董事會特別會議，則發出合理通知召開。

所有董事都可獲得公司秘書的意見和服務，確保董事會程序及所有適用規則及規例均獲得遵守。

董事會、審核委員會、薪酬委員會及提名委員會的會議記錄由公司秘書備存。其他董事會轄下委員會（列於D段董事會轄下委員會項下）的會議記錄則由每個委員會正式委任的秘書備存。若董事發出合理通知，會公開有關會議記錄供其在任何合理時段查閱。

董事會及其轄下委員會的會議記錄，對會議上各董事所考慮事項及達致的決定作足夠詳細的記錄，其中包括董事提出的任何疑慮或表達的反對意見。會議記錄的初稿及最終定稿會發送全體董事，初稿供董事表達意見，最後定稿則作其記錄之用。董事會會議的記錄，通常在會議後的3個營業日內發出，而審核委員會、薪酬委員會及提名委員會的會議記錄則通常在會議後的1星期內發出。

董事會已建立一套*董事諮詢獨立專業意見政策*，讓董事按合理要求，可在適當的情況下尋求獨立專業意見，以協助有關董事履行其對本集團的責任，費用由本行支付。

若有董事在董事會將予考慮的事項中存有董事會認為重大的利益衝突，有關事項不會以傳閱文件方式處理或交由轄下委員會處理（根據董事會會議上通過的決議而特別就此事項成立的委員會除外），而董事會會就該事項舉行董事會。在交易中本身及其聯繫人均沒有重大利益的獨立非執行董事會出席有關的董事會會議。

本行已購買董事和職員責任及公司償還保險，以保障本行及其附屬公司的董事及員工，因其以本行董事或職員身份觸犯或被指控觸犯行為失當，以集體或個別形式被索償。

Directors' attendance records

Attendance records of the Directors at Board Meetings (BM), Audit Committee Meetings (ACM), Remuneration Committee Meeting (RCM), Nomination Committee Meeting (NCM) and Annual General Meeting (AGM) held in 2007 are as follows:

	Number of meetings attended/held during the Directors' terms of office in 2007				
	BM	ACM	RCM	NCM	AGM
Executive Directors:					
David LI Kwok-po *(Chairman & Chief Executive)*	8/8	N/A	N/A	2/2	1/1
Joseph PANG Yuk-wing *(Deputy Chief Executive)*	8/8	N/A	N/A	N/A	1/1
CHAN Kay-cheung *(Deputy Chief Executive)* *(resigned on 1st May 2007)*	2/2	N/A	N/A	N/A	1/1
Non-executive Directors:					
LI Fook-wo	8/8	N/A	N/A	2/2	1/1
Aubrey LI Kwok-sing	7/8	N/A	2/2	2/2	1/1
William MONG Man-wai	7/8	N/A	N/A	N/A	1/1
KHOO Kay-peng	8/8	N/A	N/A	N/A	1/1
Richard LI Tzar-kai	4/8	N/A	N/A	N/A	0/1
Eric LI Fook-chuen	7/8	N/A	1/2	2/2	1/1
Stephen Charles LI Kwok-sze	7/8	N/A	N/A	N/A	0/1
Independent Non-executive Directors:					
WONG Chung-hin	6/8	2/3	N/A	N/A	1/1
LEE Shau-kee	5/8	N/A	N/A	2/2	0/1
Allan WONG Chi-yun	7/8	3/3	2/2	2/2	1/1
Winston LO Yau-lai	8/8	3/3	2/2	N/A	1/1
Thomas Kwok Ping-kwong	7/8	1/3	2/2	N/A	1/1
TAN Man-kou	7/8	2/3	N/A	N/A	1/1
Kenneth LO Chin-ming	6/8	2/3	N/A	N/A	0/1
Average attendance rate	86%	72%	90%	100%	76%

Note: Arthur LI Kwok-cheung, KUOK Khoon-ean and William DOO Wai-hoi were appointed Directors of the Bank with effect from 10th January, 2008, and therefore were not included in the above attendance records table.

Chairman and Chief Executive Officer

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David LI Kwok-po is the Chairman & Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independent element in the composition of the Board. Out of the 19 Board members, 9 are Independent Non-executive Directors. The Board believes that the current structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board believes that Sir David's appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

董事會議出席記錄

各董事於2007年內舉行的董事會會議、審核委員會會議、薪酬委員會會議、提名委員會會議及股東周年常會的出席記錄如下:

	董事於2007年在任期間 會議出席次數/舉行次數				
	董事會 會議	審核 委員會 會議	薪酬 委員會 會議	提名 委員會 會議	股東周年 常會
執行董事:					
李國寶 *(主席兼行政總裁)*	8/8	不適用	不適用	2/2	1/1
彭玉榮 *(副行政總裁)*	8/8	不適用	不適用	不適用	1/1
陳棋昌 *(副行政總裁)* *(於2007年5月1日辭任)*	2/2	不適用	不適用	不適用	1/1
非執行董事:					
李福和	8/8	不適用	不適用	2/2	1/1
李國星	7/8	不適用	2/2	2/2	1/1
蒙民偉	7/8	不適用	不適用	不適用	1/1
邱繼炳	8/8	不適用	不適用	不適用	1/1
李澤楷	4/8	不適用	不適用	不適用	0/1
李福全	7/8	不適用	1/2	2/2	1/1
李國仕	7/8	不適用	不適用	不適用	0/1
獨立非執行董事:					
黃頌顯	6/8	2/3	不適用	不適用	1/1
李兆基	5/8	不適用	不適用	2/2	0/1
黃子欣	7/8	3/3	2/2	2/2	1/1
羅友禮	8/8	3/3	2/2	不適用	1/1
郭炳江	7/8	1/3	2/2	不適用	1/1
陳文裘	7/8	2/3	不適用	不適用	1/1
駱錦明	6/8	2/3	不適用	不適用	0/1
平均出席率	86%	72%	90%	100%	76%

附註:李國章、郭孔演及杜惠愷獲委任為本行董事,於2008年1月10日起生效,因此,有關人士並不包括在上述董事會議出席表內。

主席及行政總裁

守則條文A.2.1規定主席與行政總裁的角色應有區分,並不應由一人同時兼任。

李國寶爵士為本行的主席兼行政總裁。董事會認為此架構不會影響董事會與管理層兩者之間的權力和職權的平衡。本行董事會由極具經驗和才幹的成員組成,並定期每兩個月開會,以商討影響本行運作的事項。透過董事會的運作,足以確保權力和職權得到平衡。董事會的組合具有強大的獨立元素,在19位董事會成員當中,9位是獨立非執行董事。董事會相信現時的架構有助於建立穩健而一致的領導權,使本行能夠迅速及有效地作出及實施各項決定。董事會相信委任李爵士出任主席兼行政總裁之職,會有利於本行的業務發展及管理。

The Chairman ensures that all Directors are properly briefed on issues arising at Board meetings.

The Chairman is responsible for ensuring that Directors receive adequate, complete and reliable information, in a timely manner.

Board composition

The current Board is composed of 2 Executive Directors, 8 Non-executive Directors and 9 Independent Non-executive Directors. It has a balance of skills and experience appropriate for the requirements of the business of the Bank. Changes to its composition can be managed without undue disruption. There is a strong independent element on the Board, which can effectively exercise independent judgement.

The composition of the Board is shown on page 44 under the subject Corporate Information. All Directors are expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of Directors of the Bank.

Biographies which include relationships among members of the Board are shown on pages 32 to 43 under the subject Biographical Details of Directors and Senior Management.

Appointments and re-election of Directors

The Bank has set up a procedure for the appointment of new Directors to the Board and has plans in place for the succession for appointments to the Board.

Pursuant to the Articles of Association of the Bank, Directors (including Non-executive Directors) are appointed for a term of not more than approximately three years and newly appointed Directors will be subject to re-election by shareholders at the first general meeting after their appointments.

The Bank has established a Nomination Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the Code, with appropriate modifications where necessary.

The Nomination Committee is responsible for recommending to the Board all new appointments and re-election of Directors and Division Heads of the Bank, and for the review of management succession plan for Executive Directors and Division Heads of the Bank.

A majority of the members of the Nomination Committee are Non-executive Directors. This Committee is chaired by Eric LI Fook-chuen. The other members are David LI Kwok-po, LI Fook-wo, LEE Shau-kee, Allan WONG Chi-yun and Aubrey LI Kwok-sing.

Attendance of individual members at Nomination Committee meeting in 2007 is recorded on pages 52 to 53.

A proposal for the appointment of a new Director will be considered and reviewed by the Nomination Committee. Candidates to be selected and recommended are experienced, high calibre individuals. All candidates must be able to meet the standards set out in the Listing Rules. In addition, they must be assessed by the Hong Kong Monetary Authority and able to meet the standards of the Authority for being a director of an authorised institution. A candidate who is to be appointed as an Independent Non-executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

The Nomination Committee had considered and reviewed the following proposals or issues and, where appropriate, made recommendation to the Board:

- Revision to Terms of Reference of the Nomination Committee;
- Size, structure and composition of the Board;
- Management Succession Policy;
- Management Succession Plan;

主席確保董事會會議上所有董事均適當知悉當前的事項。

主席負責確保董事及時收到充分、完備及可靠的資訊。

董事會組成

現時的董事會由兩位執行董事,8位非執行董事及9位獨立非執行董事組成。董事會已具備本行業務適當所需的技巧和經驗,其組成人員的變動不會帶來不適當的阻擾。董事會有強大的獨立元素,能夠有效地作出獨立判斷。

董事會的成員刊載於第44頁公司資料內。所有載有董事姓名的公司通訊中,已按董事類別,包括執行董事、非執行董事及獨立非執行董事,明確說明各董事身份。

各董事的簡介,包括其與其他董事會成員的關係,刊載於第32頁至43頁董事及高層管理人員的個人資料項下。

委任及重選董事

本行已制定一套新董事委任程序,並設定董事繼任計劃。

根據本行組織章程細則規定,董事(包括非執行董事)的任期為不超過約3年,而新任董事須於獲委任後首次股東大會退任,由股東重選。

本行已設立一個提名委員會,並以書面訂明具體的職權範圍,清楚說明委員會的職權和責任。提名委員會的職權範圍已包括載於守則第A.4.5(a)至(d)段所指明的責任,惟因應需要而作出適當修改。

提名委員會負責就本行委任及重選董事和委任處級主管,以及審議本行執行董事及處級主管的繼任安排。

提名委員會的大部分成員為非執行董事。委員會主席為李福全、其他成員包括李國寶、李福和、李兆基、黃子欣及李國星。

2007年提名委員會會議個別成員的出席率載於第52頁至53頁。

委任新董事的建議會由提名委員會考慮及審議。獲甄選及獲推薦的候選人皆為具有豐富經驗及有才幹的人士。所有候選人必須符合《上市規則》所載的標準。此外,他們亦須經香港金融管理局評核,以符合作為一間認可機構董事的標準。如候選人會獲委任為獨立非執行董事,亦須符合《上市規則》第3.13條所列的獨立性準則。

提名委員會已就下列的提議或事項作出考慮及檢討,並(在適當情況下)向董事會提出建議:

- 修訂提名委員會的職權範圍;
- 董事會的人數、架構及組合;
- 管理層繼任政策;
- 管理層繼任安排;

- Appointments of Arthur LI Kwok-cheung as a Non-executive Director, and KUOK Khoon-ean and William DOO Wai-hoi as Independent Non-executive Directors;

- Re-election of Joseph PANG Yuk-wing, Thomas KWOK Ping-kwong, Richard LI Tzar-kai, TAN Man-kou, Arthur LI Kwok-cheung, KUOK Khoon-ean and William DOO Wai-hoi as Directors of the Bank to be proposed for shareholders' approval at the 2008 Annual General Meeting;

- Assessed the independence of the Independent Non-executive Directors of the Bank.

The Nomination Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Nomination Committee is provided with sufficient resources to discharge its duties.

Responsibilities of Directors

Every Director is required to keep abreast of his responsibilities as a Director of the Bank and of the conduct, business activities and development of the Bank. In-house briefings will be given by qualified professionals at Board meetings on regulatory requirements.

Every newly appointed Director of the Bank shall receive an Information Package from the Company Secretary on the first occasion of his appointment. This Information Package is a comprehensive, formal and tailored induction on the responsibilities and ongoing obligations to be observed by a director. In addition, the Package includes materials on the operations and business of the Bank. The Executive Directors, Senior Management and the Company Secretary will subsequently conduct such briefing as is necessary, to ensure that the Directors have a proper understanding of the operations and business of the Bank and that they are aware of their responsibilities under the laws and applicable regulations.

The functions of Non-executive Directors, as per the Terms of Reference of the Board of Directors, have included the functions specified in Code Provision A.5.2 (a) to (d) of the Code.

Every Director is aware that he should give sufficient time and attention to the affairs of the Bank.

Directors have satisfactory attendance rates at both Board meetings and Committee meetings.

The Bank has established its own code of securities transactions to be observed by Directors and Chief Executive, i.e. *Policy on Insider Trading – Directors and Chief Executive* ("Bank's Policy") on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") of the Listing Rules.

The Bank has also established a *Policy on Insider Trading – Group Personnel* to be observed by the employees of the Bank or directors or employees of the Bank's subsidiaries, in respect of their dealings in the securities of the Bank.

Code Provision A.5.4 stipulates that directors must comply with their obligations under the Model Code set out in Appendix 10 of the Listing Rules.

Having made specific enquiry on all Directors of the Bank, during the year ended 31st December, 2007, except for the incident reported hereinafter, other Directors of the Bank confirmed that they had complied with the required standard set out in the Model Code and the Bank's Policy.

In November 2007, Eric LI Fook Chuen ("Mr. Li") informed the Bank that The Kowloon Dairy Ltd. ("KDL"), a corporation controlled by Mr. Li, would transfer 6,300,000 shares of the Bank to the shareholders of KDL's parent company by way of distribution in specie. New Jerico Ltd. of which Mr. Li is the sole director, is a shareholder of KDL's parent company. New Jerico Ltd. as trustee of The Jerico Unit Trust, assigned its entitlement of the distribution of 1,272,000 shares of the Bank to Mr. Li. New Jerico Ltd. is held by The New Elico Trust of which Mr. Li is the founder and a discretionary beneficiary. The distribution was subsequently made and the shares were transferred on 3rd December, 2007. Disclosures in respect of the change in nature and the transfer of shares were made to the Stock Exchange and the Bank on 13th December, 2007, which was beyond the prescribed time frame under the Securities and Futures Ordinance.

- 委任李國寶為非執行董事、郭孔演及杜惠愷為獨立非執行董事;
- 在2008股東周年常會上向股東提呈批准重選彭玉榮、郭炳江、李澤楷、陳文裘、李國寶、郭孔演及杜惠愷為本行董事;
- 評核本行獨立非執行董事的獨立性。

提名委員會的職權範圍登載於本行的網站上,解釋其角色,以及董事會轉授予其的權力。

提名委員會獲供給充足資源以履行其職責。

董事責任

每名董事須不時瞭解其作為本行董事的職責,以及本行的經營方式、業務活動及發展。本行安排合資格的專業人士於董事會舉行期間提供有關規管要求的講座。

每名新委任的董事均會在首次接受委任時由公司秘書獲得一份資料套件。此資料套件為一份全面、正式兼特為其而設的董事責任及持續職責須知。此外,該套件亦包括本行的運作及業務資料。其後,執行董事、高層管理人員及公司秘書會向董事提供所需介紹,以確保各董事對本行的運作及業務均有適當的理解,以及知道本身在法律及適用的規定下的職責。

非執行董事的職責(已載列於董事會的職權範圍內)包括守則條文A.5.2(a)至(d)指明的職能。

每名董事知悉其應付出足夠時間及精神以處理本行的事務。

董事在董事會會議及委員會會議的出席率均令人滿意。

本行已自行訂立一套與《上市規則》附錄10「上市發行人董事進行證券交易的標準守則」(「標準守則」)所訂標準同樣嚴格的董事及行政總裁證券交易政策,即*內幕交易政策 — 董事及行政總裁*(「本行政策」)。

本行亦已訂立一份*內幕交易政策 — 集團人士*以供本行僱員,或本行附屬公司的董事或僱員,遵照規定買賣本行證券。

守則條文A.5.4規定董事必須遵守《上市規則》附錄10的標準守則。

經向所有董事作出特定的查詢後,在截至2007年12月31日止的年度內,除以下所報告的事件外,本行其他董事已遵守標準守則及本行政策中所要求的標準。

2007年11月,李福全(「李先生」)通知本行,由李先生控制的九龍維記牛奶有限公司(「維記」)擬透過實物分配形式將6,300,000股本行股份轉予維記母公司的股東。New Jerico Ltd.(李先生是其唯一董事)是維記母公司的一名股東。New Jerico Ltd. 作為The Jerico Unit Trust的受託人,將其應獲分配的1,272,000股本行股份轉讓予李先生。New Jerico Ltd. 由The New Elico Trust持有,而李先生為The New Elico Trust的成立人及一位酌情受益人。有關股份分配及轉讓其後於2007年12月3日完成。有關股份性質變動及轉讓的具報於2007年12月13日向聯交所及本行作出,超逾了《證券及期貨條例》的指定具報期限。

Supply of and access to information

Directors are provided in a timely manner with appropriate information that enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Bank.

In respect of regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying Board papers are sent in full to all Directors in a timely manner and at least 5 days before the intended date of a Board meeting or at least 3 days before the intended date of a Board Committee meeting.

Management are aware that they have an obligation to supply the Board and its Committees with adequate information in a timely manner to enable it to make informed decisions. The information supplied must be complete and reliable. The Board and each Director have separate and independent access to the Bank's Senior Management.

All Directors are entitled to have access to Board papers, minutes and related materials.

B. REMUNERATION OF DIRECTORS AND DIVISION HEADS

The level and make-up of remuneration and disclosure

The Bank has established a Remuneration Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Remuneration Committee have included the specific duties set out in Code Provision B.1.3 (a) to (f) of the Code, with appropriate modifications where necessary.

The Remuneration Committee is responsible for making recommendations to the Board regarding the Bank's remuneration policy, and for the formulation and review of the specific remuneration packages of all Executive Directors and Division Heads of the Bank.

A majority of the members of the Remuneration Committee are Independent Non-executive Directors. This Committee is chaired by Allan WONG Chi-yun. The other members are Aubrey LI Kwok-sing, Winston LO Yau-lai, Thomas KWOK Ping-kwong and Eric LI Fook-chuen.

Attendance of individual members at Remuneration Committee meeting in 2007 is recorded on pages 52 to 53.

The Remuneration Committee had considered and reviewed the following proposals or issues and, where appropriate, made recommendation to the Board:

- Staff Share Option Scheme 2007;
- Director's and Committee Member's Fees;
- Annual salary review for 2007 for all staff;
- Remuneration for Senior Executives 2007;
- Offer and grant of share options under the Bank's Staff Share Option Scheme to eligible employees including the Executive Directors;
- 2007 & 2008 Staff Costs Budgets;
- Senior Executive Bonus Plan for 2008;
- Revision to Terms of Reference of the Remuneration Committee;
- Revision to Remuneration Policy.

資料提供及使用

董事獲提供適時的適當資料，使其能夠在掌握有關資料的情況下作出決定，並能履行其作為本行董事的職務及責任。

董事會定期會議的議程及相關會議文件會全部適時送交全體董事，並至少在計劃舉行董事會日期的5天前或其轄下委員會會議日期的3天前送出。董事會其他所有會議在切實可行的情況下亦會採納以上安排。

管理層知悉其有責任向董事會及其轄下委員會適時提供足夠資料，以使董事能夠在掌握有關資料的情況下作出決定。管理層所提供的資料均屬完整可靠。董事會及每名董事有自行接觸本行高級管理人員的獨立途徑。

所有董事均有權查閱董事會文件、會議記錄及相關資料。

B. 董事及處級主管的薪酬

薪酬及披露的水平及組成

本行已設立一個薪酬委員會，並以書面訂明具體的職權範圍，清楚說明委員會的職權和責任。薪酬委員會的權責範圍已包括守則條文第B.1.3(a) 至 (f) 段所載的特定職責，惟因應需要而作出適當修改。

薪酬委員會負責就本行的薪酬政策，以及就訂立及審議本行的執行董事及處級主管的特定薪酬待遇，向董事會提出建議。

薪酬委員會的大部分成員為獨立非執行董事。該委員會的主席為黃子欣。其他成員包括李國星、羅友禮、郭炳江及李福全。

2007年薪酬委員會會議個別成員的出席率載於第52頁至53頁。

薪酬委員會就下列的提議或事項作出考慮及檢討，並(在適當的情況下)向董事會提出建議：

- 2007年僱員認股計劃；
- 董事會袍金及委員會成員酬金；
- 2007年所有員工周年薪酬檢討；
- 2007年高級行政人員薪酬；
- 根據本行的僱員認股計劃，給予及授出認股權予合資格僱員，包括執行董事；
- 2007年及2008年員工成本預算；
- 2008年度高級行政人員花紅計劃；
- 修訂薪酬委員會的職權範圍；
- 修訂薪酬政策。

The Remuneration Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Remuneration Committee is provided with sufficient resources, including the advice of professional firms, to discharge its duties, if necessary.

The scales of Director's fees, and fees for membership of the Audit Committee, Nomination Committee and Remuneration Committee are outlined below:

	Amount per annum
Board of Directors:	
Chairman	HK$300,000
Other Directors	HK$200,000
Audit Committee:	
Chairman	HK$100,000
Other members	HK$60,000
Nomination Committee:	
Chairman	HK$50,000
Other members	HK$30,000
Remuneration Committee:	
Chairman	HK$50,000
Other members	HK$30,000

Information relating to the remuneration of each Director for 2007 is set out in Note 17 on the accounts.

C. ACCOUNTABILITY AND AUDIT

Financial reporting

It is the responsibility of the Board to present a balanced, clear and comprehensible assessment of the Bank's performance, position and prospects.

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other information presented before the Board for approval.

The Directors are responsible for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the accounts for the year ended 31st December, 2007, the Directors have:

- consistently applied appropriate accounting policies;
- made judgements and estimates that are prudent and reasonable;
- prepared the accounts on the going concern basis.

The Bank has announced its annual and interim results within two months after the end of the relevant periods, which is earlier than the limits of four months and three months as required by Rule 13.49(1) and (6) of the Listing Rules respectively.

A statement by the auditors about their reporting responsibilities is included in the Independent Auditor's Report on pages 98 to 99.

薪酬委員會職權範圍登載於本行的網站上，解釋其角色及董事會轉授予其的權力。

薪酬委員會獲供給充足資源，包括專業公司的意見(如需要)，以履行其職責。

董事袍金，以及審核委員會、提名委員會和薪酬委員會委員的酬金摘錄如下：

	年度金額
董事會:	
主席	港幣30萬元
其他董事	港幣20萬元
審核委員會:	
主席	港幣10萬元
其他成員	港幣6萬元
提名委員會:	
主席	港幣5萬元
其他成員	港幣3萬元
薪酬委員會:	
主席	港幣5萬元
其他成員	港幣3萬元

有關各董事2007年的薪酬資料載於賬項附註17。

C. 問責及稽核

財務匯報

董事會有責任對本行的表現、狀況及前景作出一個平衡、清晰及全面的評核。

管理層須向董事會提供解釋及資料，讓董事會可以就提交予他們批核的財務及其他資料，作出有根據的評審。

董事負責備存適當的會計記錄及編製每個財政期間的賬項，使這些賬項能真實和公平地反映本集團在該段期間的財政狀況、業績及現金流量表現。在編製截至2007年12月31日止年度的賬項時，董事已：

- 貫徹地應用適當的會計政策；
- 作出審慎及合理的判斷及估計；
- 按持續經營基準編製賬項。

本行一向在有關財政期間結束後兩個月內公佈年度及中期業績，較《上市規則》第13.49(1)及(6)條所規定分別為4個月及3個月的期限為早。

核數師的申報責任聲明載於第98頁至99頁的獨立核數師報告內。

The Board will present a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

Internal controls

It is the responsibility of the Board to ensure that the Bank maintains sound and effective internal controls to safeguard the shareholders' investment and the Bank's assets.

The internal control system of the Bank comprises a well-established organisational structure and comprehensive policies and standards. Areas of responsibilities of each business and operational unit are clearly defined to ensure effective checks and balances.

The key procedures that the Board established to provide effective internal controls are as follows:

- A distinct organisation structure exists with defined lines of authority and control responsibilities.
- A comprehensive management accounting system is in place to provide financial and operational performance indicators to the management and the relevant financial information for reporting and disclosure purpose.
- Policies and procedures are designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for ensuring the reliability of financial information used within the business or for publication. The procedures provide reasonable but not absolute assurance against material errors, losses or fraud.
- Systems and procedures are also in place to identify, measure, manage and control risks including reputation, strategic, legal, credit, market, liquidity, interest rate and operational risks. Exposure to these risks is monitored by Risk Management Committee, together with Credit Committee, Asset and Liability Management Committee and Operational and Other Risks Management Committee. In addition, procedures are designed to ensure compliance with applicable laws, rules and regulations.
- Audit Committee reviews reports (including management letter) submitted by external auditors to the Group's management in connection with the annual audit and internal audit reports submitted by the Group Chief Auditor.
- A *Policy on Handling and Dissemination of Price-Sensitive Information* is established, setting out the guiding principles, procedures and internal controls for the handling and dissemination of price-sensitive information in a timely manner in such a way that it does not place any person in a privileged dealing position and allows time for the market to price the shares of the Bank to reflect the latest available information.

The Board, through the Audit Committee, assesses the effectiveness of the Group's internal control system which covers all material controls, including financial, operational and compliance controls as well as risk management functions, on an annual basis. Pursuant to a risk-based approach, the Group's Internal Audit Department conducts independent reviews of risks associated with and controls over various operations and activities. Significant findings on internal controls are reported to the Audit Committee twice each year. During the year 2007, no major issue but areas for improvement have been identified and appropriate measures taken. The Audit Committee reports its work to the Board on a semi-annual basis.

Audit Committee

It is the responsibility of the Board to establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Bank's auditors.

The Bank has established an Audit Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Audit Committee have included the duties set out in Code Provision C.3.3 (a) to (n) of the Code, with appropriate modifications where necessary.

As laid down in the Terms of Reference, the Audit Committee is responsible for reviewing the financial controls, internal control and risk management systems, annual report and accounts, and half-year interim report.

董事會在各方面將作出平衡、清晰及可理解的評審，包括：年度報告及中期報告、其他涉及股價敏感資料的通告及根據《上市規則》規定須予披露的其他財務資料，以及向監管者提交的報告書，以至根據法例規定須予披露的資料。

內部監控

董事會負責確保本行的內部監控系統穩健妥善而且有效，以保障股東的投資及本行的資產。

本行的內部監控系統包含一個完善的公司架構以及全面的政策及標準。各業務及營運單位的職責範圍清晰劃分，以確保有效監察和制衡。

以下為董事會為提供有效的內部監控而建立的主要程序：

- 組織架構權責清晰，監控層次分明。
- 設立一個全面的管理會計系統，為管理層提供財務及營運表現的指標，以及用作匯報和披露的財務資料。
- 政策及程序的設計為保障資產不致被非授權挪用或處置；保存恰當的會計記錄；以及確保用作業務及公告上的財務資料的可靠性。有關程序提供合理（而非絕對）的保證，以防出現嚴重的錯誤、損失或舞弊。
- 設有系統及程序去辨別、量度、處理及控制風險，包括商譽、策略、法律、信貸、市場、流動資金、利率以及營運風險。風險管理委員會，聯同信貸委員會、資產及負債管理委員會和營運及其他風險管理委員會，負責監察本集團面對風險的程度。此外，程序的設計均為確保遵守適用法例、規則及規例。
- 審核委員會審閱由外聘核數師提交予本集團管理層涉及年度核數的報告（包括致管理層的審核情況説明函件），及由集團總稽核呈交的內部稽核報告。
- 建立一套*處理及發佈股價敏感資料政策*，列出指導性原則、程序及內部監控，使股價敏感資料得以適時處理及發佈，而不會導致任何人士在證券買賣上處於有利地位；讓市場有時間消化最新資料，使市場定出能反映實況的本行股份價格。

董事會透過審核委員會每年1次評核本集團內部監控系統的效能。該系統涵蓋所有重要監控，包括財務、營運及遵守法規的監控，以及風險管理的功能。本集團稽核部採用風險為本的評估方法，針對與各項運作和活動有關的風險及監控進行獨立審閱。有關內部監控的重要審閱結果，每年兩次向審核委員會匯報。2007年內並無發現重大事項，惟需要改進的地方已予確認並已作出相應措施。審核委員會每半年向董事會匯報其工作。

審核委員會

董事會負責就如何應用財務匯報及內部監控原則，及如何維持與本行核數師適當的關係，作出正規及具透明度的安排。

本行已設立一個審核委員會，並以書面訂明具體的職權範圍，清楚説明委員會的職權及責任。審核委員會的職權範圍已包括守則條文第C.3.3 (a)至(n)段所載的職責，惟因應需要而作適當修改。

根據其職權範圍，審核委員會負責檢討財務監控、內部監控及風險管理系統；審閱年度報告及賬目，以及半年中期報告。

All the members of the Audit Committee are Independent Non-executive Directors. This Committee is chaired by Winston LO Yau-lai. The other members are WONG Chung-hin, Allan WONG Chi-yun, Thomas KWOK Ping-kwong, TAN Man-kou, Kenneth LO Chin-ming, KUOK Khoon-ean (appointed on 10th January, 2008) and William DOO Wai-hoi (appointed on 10th January, 2008).

Attendance of individual members at Audit Committee meeting in 2007 is recorded on pages 52 to 53.

The following is a summary of the work performed by the Audit Committee during the year:

- Met with the external auditors to discuss the general scope of their audit work;
- Reviewed external auditor's management letter and management's response;
- Reviewed and approved the appointment of external auditors for providing non-audit services to the Group;
- Reviewed and recommended to the Board for approval of the audit fee proposal for the Group for 2007;
- Recommended to the Board that the shareholders be asked to re-appoint KPMG as the Bank's Group external auditors for 2007;
- Reviewed the Group Internal Audit Policy;
- Reviewed and approved internal audit plan for 2008;
- Reviewed the internal audit reports covering the evaluation of internal controls;
- Reviewed the Auditor's Report regarding the internal control systems for the year 2006 prepared under the Banking Ordinance;
- Reviewed the audited accounts and final results announcement for the year 2006;
- Reviewed the Interim Report and the interim results announcement for the six months ended 30th June 2007;
- Reviewed the Terms of Reference of the Audit Committee;
- Met with the Hong Kong Monetary Authority to exchange views on regular basis.

All matters raised by the Audit Committee have been addressed by Management. The work and findings of the Audit Committee have been reported to the Board. During the year, no issues brought to the attention of Management and the Board were of sufficient importance to require disclosure in the Annual Report.

The Board agrees with the Audit Committee's proposal for the re-appointment of KPMG as the Bank's Group external auditor for 2008. The recommendation will be presented for the approval of shareholders at the Annual General Meeting to be held on 17th April, 2008.

Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of minutes of the Audit Committee meetings will be sent to all members of the Audit Committee for their comment and record respectively, in both cases normally within one week after the meeting.

The Bank's Audit Committee does not have a former partner of the Bank's existing auditing firm.

The Bank has established the *Policy on Appointment of External Auditor in Providing Non-Audit Services*, setting out the principles by which an external auditor may be appointed to provide non-audit services, with a view to ensuring the independence of the external auditor.

審核委員會的所有成員均為獨立非執行董事。委員會主席為羅友禮，其他成員包括黃頌顯、黃子欣、郭炳江、陳文裘、駱錦明、郭孔演（於2008年1月10日獲委任）及杜惠愷（於2008年1月10日獲委任）。

2007年審核委員會會議個別成員的出席率載於第52頁至53頁。

審核委員會在年內所做的工作，摘要如下：

- 會見外聘核數師以商討其核數工作的一般範圍；
- 審閱外聘核數師致管理層的審核情況説明函件及管理層的回應；
- 審議及批准聘用外聘核數師提供非核數服務；
- 審議及向董事會推薦批准2007年集團的核數費用建議；
- 向董事會建議向股東提呈續聘畢馬威會計師事務所為本集團2007年度的外聘核數師；
- 審核集團內部稽核政策；
- 審核及批准2008年內部稽核計劃；
- 審議內部稽核報告，包括內部監控評估；
- 審閱《銀行條例》下2006年度內部監控系統核數師報告；
- 審閱2006年度已審核賬目及年度業績通告；
- 審閱截至2007年6月30日止6個月的中期報告及中期業績通告；
- 檢討審核委員會的職權範圍；
- 定期會見香港金融管理局以交換意見。

審核委員會所提出的事項已交回管理層處理。審核委員會的工作情況及審閱結果已向董事會報告。在年內，已提交管理層以及董事會所需留意的事項，其重要性不足以需在年報內披露。

董事會同意審核委員會續聘畢馬威會計師事務所為本集團2008年度外聘核數師的建議。推薦建議將在2008年4月17日舉行的股東周年常會上提呈予股東批准。

審核委員會的完整會議記錄由公司秘書保存。審核委員會會議記錄的初稿及最後定稿通常在會議後1星期內先後發送予委員會全體成員，初稿供成員表達意見，最後定稿作記錄之用。

本行的審核委員會並無本行現任核數公司的前任合夥人。

本行已訂立*委任外聘核數師提供非核數服務政策*，訂明委任外聘核數師提供非核數服務的原則，以確保外聘核數師的獨立性。

During 2007, the fees paid or payable to KPMG, the Bank's external auditor, and its associates for providing non-audit services amounted to HK$6.9 million, which included the following items:

- Taxation services: HK$1.3 million;
- Ad hoc projects (including service for conducting due diligence exercise and review of interim accounts): HK$0.5 million;
- Services made at the request of regulators: HK$1.1 million;
- Other services: HK$4.0 million.

The Audit Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Audit Committee is provided with sufficient resources, including the advice of external auditors and Internal Audit Department, to discharge its duties.

D. DELEGATION BY THE BOARD

Management functions

The Board is responsible for formulating overall strategy, monitoring and controlling the performance of the Group whilst managing the Group's business is the responsibility of the Management.

When the Board delegates aspects of its management and administration functions to Management, it has given clear directions as to the powers of Management, in particular, with respect to the circumstances where Management shall report back and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Bank.

The Bank has established a *Schedule of Matters Reserved to the Board for Decision* to formalise the functions reserved to the Board and those delegated to Management. The Board reviews those arrangements on a periodic basis to ensure that they remain appropriate to the needs of the Bank.

Matters reserved to be decided by the Board include:

- Appointment of directors and senior executives;
- Business plans of the Bank;
- Proposal for selection of external auditors;
- Financial statements and budgets;
- Substantial investments in assets other than those arising in the ordinary course of banking businesses;
- Proposals for opening overseas branches or establishment or acquisition of China and overseas subsidiaries or associates;
- Formation of policies and codes as required by regulators;
- Formation of board committees.

2007年內支付或需支付予本行的外聘核數師 — 畢馬威會計師事務所 — 及其聯營公司提供非核數服務的費用為港幣690萬元，其中包括以下事項：

- 稅務服務：港幣130萬元；
- 非經常性項目（包括盡職審查及審閱中期賬項）：港幣50萬元；
- 就監管者要求所作的服務：港幣110萬元；
- 其他服務：港幣400萬元。

審核委員會的職權範圍登載於本行的網站上，解釋其角色及董事會轉授予其的權力。

審核委員會獲供給充足資源，包括外聘核數師及稽核部的意見，以履行其職責。

D. 董事會權力的轉授

管理功能

董事會負責制訂整體策略，監察及控制集團的表現，而管理集團業務則是管理層的責任。

當董事會將其管理及行政功能方面的權力轉授予管理層時，已同時就管理層的權力，給予清晰的指引，特別是在何種情況下管理層應向董事會匯報，以及在代表本行作出任何決定或訂立任何承諾前應取得董事會批准等事宜方面。

本行已訂立一份*保留予董事會決定的事項表*，將那些保留予董事會的職能及轉授予管理層的職能分別確定。董事會定期檢討該等安排，以確保有關安排符合本行的需要。

保留予董事會決定的事項包括：

- 委任董事及高級行政人員；
- 本行的業務計劃；
- 甄選外聘核數師的建議；
- 財務報表及預算；
- 重大的資產投資，但不包括在銀行日常業務上所作的投資；
- 設立海外分行的建議或設立或收購中國及海外的附屬公司或聯營公司；
- 訂立由監管人規定的政策及守則；
- 成立董事會轄下的委員會。

Board Committees

Where Board Committees are established to deal with matters, the Board shall prescribe sufficiently clear terms of reference to enable such Committees to discharge their functions properly.

Apart from the Audit Committee (particulars are disclosed under section C), Remuneration Committee (particulars are disclosed under section B) and the Nomination Committee (particulars are disclosed under section A), the Board has also established the following 10 specialised committees which comprise Directors and where appropriate, other senior executives from relevant areas:

1. Sealing Committee, which is responsible for directing the usage and custody of the Bank's common seal;

2. Executive Committee, which is responsible for reviewing all major functions and critical issues relating to the businesses and operations of the Group;

3. Policy Committee, which is responsible for discussing and formulating various strategies and policies for managing businesses and operations of the Group;

4. Risk Management Committee, which is responsible for dealing with risk management related issues of the Group;

5. Credit Committee, which is responsible for dealing with all credit risk related issues of the Group;

6. Operational and Other Risks Management Committee, which is responsible for dealing with all issues related to operational, legal and reputation risks of the Group;

7. Asset and Liability Management Committee, which is responsible for dealing with all issues related to market, interest rate, liquidity, strategic, country risks and capital management of the Group;

8. Crisis Management Committee, which is responsible for developing and reviewing the Group's strategy for managing crisis scenarios and taking charge of crisis situations which jeopardise or have the potential to jeopardise the Group in its reputation, liquidity/financial position and business continuity;

9. Investment Committee, which is responsible for making investment decisions for the proprietary positions of the Bank, East Asia Investment Holdings Limited and BEA Employees Provident Funds in respect of global listed equities, convertible bonds/instruments and private equities;

10. Steering Committee for the Basel Project, which is responsible for dealing with all issues related to the implementation of the New Basel Capital Accord for the Group.

The Terms of Reference of the Audit Committee, the Remuneration Committee and the Nomination Committee require such Committees to report back to the Board on their decisions or recommendations. Material matters will be reported to the Board by the other Board committees according to their respective Terms of Reference.

董事會轄下的委員會

若要成立委員會處理事宜，董事會會充分清楚的訂明該等委員會的職權範圍，讓有關委員會能適當地履行其職能。

除審核委員會（詳情在C項下披露）、薪酬委員會（詳情在B項下披露）及提名委員會（詳情在A項下披露）外，董事會亦設立以下10個專責委員會，該等委員會的成員包括董事及（在適當的情況下）其他有關方面的高級行政人員：

1. 印章委員會負責監督本行之法定印章的使用及保管；
2. 執行委員會負責檢討集團各項有關業務及運作的主要功能和重大事宜；
3. 政策委員會負責商討及制訂策略和政策以管理集團各類業務及運作；
4. 風險管理委員會負責處理集團各項有關風險管理的事宜；
5. 信貸委員會負責處理集團所有與信貸風險有關的事宜；
6. 營運及其他風險管理委員會負責處理集團各項有關營運、法律及信譽風險的事宜；
7. 資產負債管理委員會負責處理集團所有與市場、利率、流動資金、策略、國家風險及資本管理的事宜；
8. 危機管理委員會負責建立和檢討集團監控各類危機事故的策略，以及當發生或有可能發生危害集團聲譽、流動資金／財政狀況及持續業務運作的事故時負責危機處理；
9. 投資委員會負責制訂本行、東亞投資控股有限公司及東亞僱員公積金就有關其環球股票（包括上市及非上市股票）及可換股債券／票據的投資作決策；
10. 巴塞爾項目督導委員會負責處理集團各項有關實施巴塞爾委員會新資本協議的事宜。

審核委員會、薪酬委員會及提名委員會的職權範圍規定該等委員會要向董事會匯報其決定或建議。而其他董事會轄下的委員會亦會根據其職權範圍向董事會匯報重要事項。

E. COMMUNICATION WITH SHAREHOLDERS

Annual General Meetings

The Board endeavours to maintain an ongoing dialogue with shareholders and in particular, to use annual general meetings or other general meetings to communicate with shareholders directly.

At the 2007 Annual General Meeting:

(i) A separate resolution was proposed by the Chairman in respect of each separate issue, including the re-election of Directors.

(ii) The Chairman of the Board, the chairmen of the Audit, Remuneration and Nomination Committees attended to answer questions of shareholders.

(iii) The Chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the Annual General Meeting circular. KPMG, the Bank's external auditor, was engaged as scrutineer to ensure the votes were properly counted.

At the 2008 Annual General Meeting which will be held on 17th April, 2008, the Chairman will also demand a poll on all resolutions. Please refer to the 2008 Annual General Meeting Circular which will be despatched to the shareholders on 19th March, 2008 for further details.

Shareholders' rights and investor relations

The Articles of Association of the Bank contain the rights of shareholders to demand a poll and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights and procedures are included in the circulars in relation to shareholders' meetings. In case poll voting is conducted, the poll results will be posted on the websites of the Stock Exchange and the Bank on the same day following the shareholders' meeting.

It is the policy of the Bank to maintain an open and regular dialogue with institutional and individual shareholders, fund managers, analysts and the media through an effective corporate communication system which provides transparent, regular and timely public disclosures on the Group's latest developments and strategies through different means. Apart from annual general meetings as mentioned above, other communication channels include:

- the Group's website at http://www.hkbea.com where the Bank's announcements, shareholders corporate communications, business developments and operations, financial information, corporate governance practices and other information are posted
- annual and interim reports, and press releases
- press conferences after the announcement of interim and final results for media and analysts
- meetings with analysts
- roadshows

E. 與股東的溝通

股東周年常會

董事會盡力與股東持續保持對話，尤其是藉股東周年常會或其他股東大會與股東直接溝通。

在2007股東周年常會上：

(i) 會議主席就每項實際獨立的事宜，包括重選董事，個別提出決議案。

(ii) 董事會主席、審核委員會、薪酬委員會及提名委員會的主席，均已出席回應股東提問。

(iii) 主席已就所有議案要求以投票方式表決。要求以投票方式表決的程序載列於股東周年常會通函內。本行的外聘核數師 — 畢馬威會計師事務所 — 受聘擔任監察員以確保票數正確地點算。

在2008年4月17日舉行的股東周年常會上，主席亦將就所有議案要求以投票方式表決。詳情請參閱2008年3月19日寄發予股東之2008股東周年常會通函。

股東權利及投資者關係

本行組織章程細則訂明股東於股東大會上就決議案要求以投票方式表決之權利及程序。該等權利及程序載於有關股東大會的通函內。倘以投票方式進行表決，投票結果會於股東大會後即日在聯交所網站和本行網站刊登。

本行的政策是透過一個有效的企業傳訊系統與機構及個人股東、基金經理、分析員及傳媒維持開放及定期對話；利用不同渠道提供透明、定期及適時的本集團最新發展及策略的公開披露。除上述的股東大會外，其他傳訊渠道包括：

- 本集團網址 http://www.hkbea.com，提供本行通告、致股東的企業通訊、業務發展及運作、財務資料、企業管治常規及其他資料
- 年度及中期報告，以及新聞稿
- 在中期及年度業績公告後舉行傳媒及分析員新聞發佈會
- 與分析員會面
- 巡迴推介

Shareholders' Calendar

Events	Dates
Announcement of 2007 interim results	2nd August, 2007
Closure of Register of Members to decide entitlements to 2007 interim dividend	22nd to 24th August, 2007
Payment of 2007 interim dividend at HK$0.48 per share	13th September, 2007
Announcement of 2007 final results	15th February, 2008
Closure of Register of Members to decide entitlements to 2007 final dividend	25th to 26th March, 2008
Closure of Register of Members to decide eligibility to attend 2008 AGM	16th to 17th April, 2008
Annual General Meeting	17th April, 2008
Payment of 2007 final dividend at HK$1.18 per share	18th April, 2008

Share Price Performance and Market Capitalisation

	Share Price		Market Capitalisation
	Highest HK$	Lowest HK$	HK$ Million
2007			
January	48.40	41.60	69,564
February	48.45	42.95	69,357
March	45.55	40.10	70,585
April	49.05	45.35	75,831
May	48.85	45.20	71,479
June	46.75	43.65	69,009
July	47.70	43.85	74,352
August	49.60	38.00	68,246
September	45.60	42.00	68,592
October	52.95	43.00	82,136
November	53.50	45.20	74,530
December	61.00	46.50	83,992
2008			
January	54.45	40.05	73,036
February	45.30	40.00	70,723

股東日誌

事項	日期
2007年度中期業績公告	2007年8月2日
暫停辦理股票過戶以決定獲派2007年度中期股息的股東	2007年8月22至24日
派發2007年度中期股息每股港幣0.48元	2007年9月13日
2007年度業績公告	2008年2月15日
暫停辦理股票過戶以決定獲派2007年度末期股息的股東	2008年3月25至26日
暫停辦理股票過戶以決定2008股東周年常會之出席權	2008年4月16至17日
股東周年常會	2008年4月17日
派發2007年度末期股息每股港幣1.18元	2008年4月18日

本行的股價表現及市值

	股價		市值
	最高 港幣（元）	最低 港幣（元）	港幣（百萬元）
2007			
1月	48.40	41.60	69,564
2月	48.45	42.95	69,357
3月	45.55	40.10	70,585
4月	49.05	45.35	75,831
5月	48.85	45.20	71,479
6月	46.75	43.65	69,009
7月	47.70	43.85	74,352
8月	49.60	38.00	68,246
9月	45.60	42.00	68,592
10月	52.95	43.00	82,136
11月	53.50	45.20	74,530
12月	61.00	46.50	83,992
2008			
1月	54.45	40.05	73,036
2月	45.30	40.00	70,723


BEA東亞銀行
Workshop on Occupational Safety and Health
(Display Screen Equipment Assessor)

The Bank organises a wide range of Health Care Programmes to help staff members maintain or improve their fitness.
本行舉辦一系列的「關注健康計劃」，讓僱員保持健康的體魄，提升體能。

As the largest independent local bank in Hong Kong, BEA prides itself on being widely recognised as an exemplary corporate citizen. We provide the very best service to our customers, while at the same time maintaining a deep commitment to the well-being of our employees, the community and the environment.

EMPLOYEES

With a workforce of over 9,400, we view people as our most important asset. We constantly bench-mark staff compensation against the market, in order to ensure that our employees are fairly rewarded for their service. Further, we strive to offer an optimum work-life balance to promote physical and mental health, and encourage staff members to pursue interests beyond the workplace.

Family-friendly Employment and Benefit Policy

All staff, apart from certain members with specific job responsibilities, work a five-day week. Marriage and compassionate leave, hospitalisation and outpatient medical benefits are provided. Emergency financial relief and personal assistance are available to staff members in need.

We take occupational health and safety initiatives very seriously. We aim not only to minimise hazards and maintain an accident-free workplace, but also to promote wellness and health among all employees in the BEA Group.

As part of this effort, we run popular staff canteens at our main office premises, providing a healthy lunch free of charge. The canteens also serve breakfast and provide catering services at low cost to our staff.

Staff Relations

Our Employee Assistance Programme provides counselling services, clinical psychology services, management consultation, critical incident stress management and wellness programmes for staff members facing both work and general stress-related problems. Furthermore, we provide support to staff members in the event of illness through our Hospitalisation Visit Programme.

Health Care Programmes, such as health seminars, fat burning training class, line dance class, kickbox aerobic class and pilates exercise class, are offered in-house for staff members who wish to maintain and improve their fitness. Air fresheners and sterilizers are installed in the canteens to maintain high standards of hygiene. Vaccinations against Influenza are provided prior to the start of the flu season to all who wish them, and a response strategy has been developed in preparation for any local outbreak of avian flu.

A staff library offers a wide range of professional and personal reading matter to promote emotional health, a positive attitude toward life and good family relationships. Reference books, audio CDs and cassette tapes are also available for loan to staff members and their families.

The Bank encourages life-long learning and offers sponsorship for job-related external courses and seminars. E-learning courses and self-learning materials are available at our Learning Resources Centre for staff who wish to



Staff canteens and the Learning Resources Centre are part of the staff benefit programmes.
員工餐廳及「學習資源中心」是本行僱員福利計劃其中項目。



本行現為全港最大的獨立本地銀行，一直竭盡良好企業公民責任，並因獲各界認同而深感自豪。我們除為客戶提供卓越的服務外，更恪守對僱員、市民和環境的社會責任。

僱員

本行現聘用逾9,400名員工。我們重視人才，更視員工為公司最重要的資產。我們定期參照市場的僱員薪酬方案，以確保為僱員提供合理的薪酬。此外，我們竭力使僱員能平衡工作和生活，保持身心健康，並鼓勵他們積極發掘工餘的嗜好。

家庭事業兼顧的工作模式和薪酬政策

除個別負責特定工種的員工外，本行所有職員均實行五天工作制，並享有婚假、喪假，住院及門診醫療福利。此外，本行為有需要的僱員提供緊急財務及個人支援。

本集團嚴格執行職業健康及安全措施，不僅竭力減低可能導致意外的風險及消除工作地點的意外，更希望確保全體員工安全健康。

有見及此，本行其中一項措施包括在各主要辦公室大樓營運餐廳，為僱員提供免費的健康午餐。餐廳也備有早餐及其他餐飲服務，收費廉宜。

僱員關係

本行設有「僱員輔助計劃」，為員工提供專業心理輔導、臨床心理輔導、管理諮詢、協助處理突發性危機事件及康健訓練計劃，以助減輕員工的工作壓力及其相關問題。此外，本行亦透過「醫院探病計劃」，為身罹疾病或遭逢意外受傷而需住院的員工提供慰問。

「關注健康計劃」安排的活動包括健康講座、纖體訓練班、排排舞班、拳擊健康舞班和普拉蒂運動班，讓僱員保持健康的體魄。餐廳已安裝空氣清新機及消毒器以達致衛生標準。其他措施還包括在流感高峰期前為有意注射流行感冒疫苗的員工進行注射，以及制訂適時的策略，以防禽流感擴散。

本行設立的圖書閣備有參考書、音樂光碟和錄音帶供員工及其家人借用，以確保僱員精神健康，並建立正面的生活態度和有助維繫和諧的家庭關係。

本行提倡終生學習，並提供津貼予僱員參與工作相關的外間課程和講座。「學習資源中心」提供網上學習課程和自學材料，讓有心進修的僱員在合適的地方按本身的時間和進度學習。



The gymnasium and the rooftop garden featuring an ornamental pool are among the recreational facilities designed to enhance the quality of life at work.

健身房和建有水池的天台空中花園，為其中兩項旨在提升員工在工作場所生活素質的設施。



The Bank has established three corporate athletic teams to participate in competitive sports with other organisations.

本行成立了3支代表球隊，積極參與外界比賽。

upgrade their skills and to develop new knowledge at their own pace, time and place.

Staff Sports and Recreational Club

Recreational activities are organised regularly, and include such activities as country life at leisure, BBQ Fantastic Nights, hiking, boat trips, vegetarian tours and China tours. A gymnasium has been specially designed to cater for staff members who wish to improve their physical fitness. A multifunctional room is open to staff at lunch time with TV, newspapers and magazines, and a table-tennis facility. At other times, the multifunctional room can be used for health and fitness courses and interest classes.

The Bank has established three corporate ball teams to participate in competitive sports with other teams. These activities encourage staff members to maintain a healthy lifestyle, enhance team spirit, build better personal relationships and network with the community. In addition, they help project a positive image of the Bank.

Others

A rooftop garden with pool and specially designed landscaped area is provided for staff members to take a break after a busy day. BEA employees may practise Tai Chi, improve their putting on a small golf green or have a barbeque in the garden.

Our effort to enhance the quality of life at work for all employees was recognised in the Asian CSR Awards 2007. We received an Award of Excellence in the Best Workplace Practices category for our submission "BEA Tower Office Centralisation Project – Caring Design and Implementation."

COMMUNITY

The Bank is committed to supporting the communities in which it operates.

The Bank of East Asia Education Foundation was established in 1969 to promote education. Currently, the Foundation is financing over 20 scholarships to local universities and institutes each year.

We are an active supporter of local tertiary institutions. Among our most recent initiatives, we have supported The Hong Kong University of Science and Technology for its 10th anniversary of Kellogg-HKUST Executive MBA Program; Lingnan University for its Hong Kong Encyclopedia Project; and the Hong Kong Management Association for various projects, including its annual conference, HKMA Best Annual Reports Awards and HKMA/TVB Awards for Marketing Excellence.

In recognition of our efforts, the Bank was named a "Caring Company" by The Hong Kong Council of Social Service in 2007 for the fourth consecutive year.

We are a long-standing supporter of the Community Chest of Hong Kong, and have received the President's Award for many years in succession. Employees are encouraged to participate in blood donations and activities such as the Corporate and Employee



Employees are encouraged to participate in blood drives and other activities in support of the community.

本行鼓勵員工參與捐血和其他活動，以支持社區公益事務。









A long-standing supporter of the Community Chest of Hong Kong, the Bank has received a number of awards for its contributions.

本行多年來一直支持香港公益金，因而屢獲公益金榮譽獎項。

員工康體會

舉辦的康體活動包括輕鬆郊遊、中秋迎月狂歡夜、遠足、遊船河、新春齋宴行大運和內地遊等。經專人設計的健身房，可以讓僱員提升體能。多用途活動大堂於午飯時間開放，該處備有電視、報紙、雜誌，以及乒乓球活動設施等。多用途活動大堂於其他時間可以用作康體課程和興趣小組的活動場地。

本行成立了3支代表球隊參與外界比賽。有關活動除讓僱員保持健康的生活外，還可以提高工作士氣、強化團隊精神、鞏固社區網絡及為公司建立良好形象。

其他

天台空中花園建有水池和精心設計的綠化園藝，是大家在公餘時間洗滌心靈的地方。僱員可以在該處練習太極、哥爾夫球或燒烤。

本行因致力為僱員提升在工作場所的生活素質而獲頒2007亞洲企業社會責任大獎。本行「東亞銀行中心辦公室集中計劃 — 關懷設計與執行」榮獲最佳工作場所運作組別卓越獎項。

社會

本行積極參與業務所在地區的社會事務。

東亞銀行教育基金自1969年成立，旨在推動教育。目前該基金每年提供20個獎學金予本地大學及院校。

本行積極贊助本地專上學院的各項活動。近期的活動包括香港科技大學凱洛格 — 科大行政人員工商管理碩士課程10周年紀念活動、嶺南大學香港百科全書計劃，以及香港管理專業協會多項活動包括周年會議、香港管理專業協會最佳年報獎和HKMA/TVB傑出市場策劃獎。

本行於2007年已連續4年獲香港社會服務聯會嘉許為「商界展關懷」機構。

本行在過去多年一直支持香港公益金，並屢獲「公益最高榮譽獎」。公司鼓勵僱員參與捐血行動及其他活動包括「商業及僱員募捐計劃」、「公益慈善馬拉松」、「公益金百萬行」和「便服日」等。



The Bank has also supported numerous community projects organised by charitable and social welfare organisations, including projects promoting education, art and culture, and community services.

本行亦贊助多間慈善和社會團體所舉辦的活動，包括支持教育、文化藝術及社會服務計劃。





Contribution Programme, Treasure Hunt Corporate Challenge, Walk for Millions and Dress Casual Day.

The Bank has also supported community projects organised by various charitable and social organisations. These include Children Storytelling Competition organised by The Boys' and Girls' Clubs Association; Hike for Hospice and "Light Up A Life" organised by the Society for the Promotion of Hospice Care; FHS Charity Walkathon 2007 by Fu Hong Society; 2007 Haven of Hope Fundraising Golf Tournament by Haven of Hope Christian Service; "Guide to the Future", a gala event by the Hong Kong Girl Guides Association; "Race to Feed" by Heifer International Hong Kong; a charity gala dinner event by Wu Zhi Qian (Bridge to China) Charitable Foundation; plus "Walk for Nature" and "Big Bird Race 2007", organised by WWF Hong Kong.

The Bank sponsored the China Hong Kong Gymnastics Elites Extravaganza organised by the Gymnastics Association of Hong Kong, China in celebration of the 10th anniversary of the establishment of the Hong Kong Special Administrative Region; Le French May by the Association Culturelle France – Hong Kong Ltd.; SAR Philharmonic Charitable Foundation Limited for its USA Shanghai Quartet Concert; The Hong Kong Philharmonic Society for its Yundi Li Concert and Gala Charity Dinner Event; the Arts for Charity Foundation for its Fine Art Photographic Exhibition; and the 2008 Hong Kong Arts Festival for its festival finale performance to be held in March 2008.

Besides providing sponsorship, the Bank also encouraged and supported employees to participate in community programmes. Among the activities our employees joined in 2007 were "UNICEF Charity Run", organised by the Hong Kong Committee for UNICEF (United Nations Children's Fund); "Bank Cup of the 14th Green Power Hike", organised by Green Power, and "The Hong Kong & Macau O! Day 2007", organised by the Salvation Army.

To encourage sharing by the wider community, we regularly include leaflets promoting charitable organisations with bank statements sent to our customers.

Each year, we provide summer internship, work attachment and company visit opportunities for secondary and university students. This gives participants a better understanding of the banking and finance industry, related work environment and career prospects.

We provide sponsorship support to various professional bodies (e.g. Hong Kong Institute of Bankers, Hong Kong Management Association, etc.) to further their professional objectives and industry standards in Hong Kong. Many of our senior staff members serve as committee and working group members in various professional and government bodies to provide advice and suggestions.


體操精英大匯演

BEA sponsored the China Hong Kong Gymnastics Elites Extravaganza in celebration of the 10th anniversary of the establishment of the HKSAR.
本行贊助「體操精英大匯演」,紀念香港特別行政區成立10周年。





The Bank's employees joined a variety of activities in 2007 including the "UNICEF Charity Run".
本行員工於2007年參與多項社區活動,包括「聯合國兒童基金慈善跑」。

此外,本行亦贊助由多間慈善和社會團體舉辦的活動,包括香港小童群益會的「全港兒童故事演講比賽」、善寧會的「登山善行」和「燃亮生命火花」、扶康會的「禢中好友齊扶康步行籌款2007」、基督教靈實協會的「2007靈實高爾夫球慈善賽」、香港女童軍總會的"Guide to the Future"慈善首映夜、國際小母牛香港分會的「競步善行」比賽2007和無止橋慈善基金的慈善晚宴,以及世界自然基金會(香港)的「步行大自然」和「2007年度香港觀鳥大賽」。

本行贊助由中國香港體操總會為紀念香港特別行政區成立10周年所舉辦的「體操精英大匯演」、The Association Culturelle France — Hong Kong Ltd.的「法國五月」、香港愛樂團(慈善基金)的「美國上海弦樂四重奏」、香港管弦協會的李雲迪演奏會慈善晚宴、藝術慈善基金的「藝術攝影展覽」及2008香港藝術節的閉幕演出(將於2008年3月舉行)。

除提供贊助外,本行鼓勵及支持僱員積極參與各項社區活動。2007年參與的活動包括聯合國兒童基金會的「聯合國兒童基金會慈善跑」、綠色力量的「第14屆 — 綠色力量環島行慈善行山比賽(銀行盃)」,以及救世軍的「第2屆港澳定向追踪日」。

為鼓勵社會人士捐獻,本行寄出銀行月結單時會定期隨附慈善機構的募捐單張。

本行每年均為大學及中學的學生提供暑期實習機會,讓學生在各個部門或系內不同公司工作,以汲取工作經驗,加深其對銀行和金融業、有關工作環境和就業前景的了解。

我們亦贊助多個專業學會如香港銀行學會和香港管理專業協會等,以推廣專業目標和提升本港的業界標準。本行多名高層人員更參與各個專業學會和政府機構的委員會及工作小組的工作,以提供意見及建議。

ENVIRONMENT

In 2005, the Bank completed the office centralisation project and successfully consolidated back offices located in seven different locations throughout Hong Kong at BEA Tower, a newly constructed intelligent office building at Millennium City 5, Kwun Tong. BEA Tower has been given an Excellent rating in the Hong Kong Building Environmental Assessment Method, which is Hong Kong's leading management tool to measure and label the environmental sustainability of buildings.

BEA Tower is equipped with a modern building management system that controls the efficiency of various building services systems, including air-conditioning, lighting and the tailor-made room booking system, all designed to prevent wastage of energy and resources.

Various environmental protection programmes established by BEA continued in the past year as set out below:

Energy Saving Programme

With a view to saving energy, the air-cooled chiller plant at our Head Office Building was replaced with water-cooled chillers. The chilled water pump is equipped with a variable speed driver to control water flow precisely. This helps reduce power consumption by one million kilowatt-hours per year.

The latest technologies have been installed to help save energy, including motion detector for lighting control, detection sensor for urinal cleansing, CO2 sensor at the auditorium and variable refrigerant volume air-conditioning system. In addition, energy saving measures such as re-setting the chilled water supply temperature to a higher range during winter, early stop part of the chiller and lift at the end of office hours, re-adjusting the indoor temperature of offices to a higher set-point and switching off the lighting in the carpark in late evenings are in place. As a result, we have been able to save 300,000 kilowatt-hours per year.

Lights in conference rooms and manager rooms at BEA Tower are automatically turned off when not in use after a pre-set time.

Green Lighting Programme

To reduce greenhouse gas emissions and save operating costs, the Bank has adopted a Green Lighting Programme for all public areas in our Head Office Building, as well as newly opened and renovated branches and offices. Traditional lamps are replaced with energy saving lamps and electronic ballasts wherever possible. Power consumption related to lighting has been significantly reduced in recent years as a result of this programme.

Waste Management Programme

To help extend the life span of landfills in Hong Kong, the Bank established paper and empty toner cartridge recycling programmes at all local branches and offices. The activity not only helps save natural resources, but also enhances our staff's awareness in environmental protection.

Paperless Environment

The Bank is working towards a paperless environment. A choice has been made available to Shareholders to receive corporate communications by electronic means. Employment candidates are invited to submit employment applications via e-mail.

We will continue to make the greatest effort to adopt policies that protect the environment, in order to maintain a clean living environment for the next generation.

環境

本行的辦公室集中計劃於2005年圓滿結束，成功將分佈於7個不同地方的單位集結在觀塘創紀之城5期 — 東亞銀行中心的智能辦公大樓。東亞銀行中心榮獲香港建築環境評估(用以評估樓宇的環境持續性的主要工具)最高級別「優秀」評級獎項 。

東亞銀行中心備有先進的樓宇管理系統，可有效控制多個樓宇服務系統(包括空調系統、照明系統和特製的房間預留系統)的效益，以減少浪費能源和資源。

公司亦採納多項環保措施如節約能源計劃、環保照明計劃和廢物處理計劃等，詳情如下：

節約能源計劃

總辦公大樓的冷凍系統已換作水冷式冷凍系統，冷凍水泵備有多種速度控制水流，以達到節能的目的。每年可以節省用電量達100萬度。

本行已加裝最先進的節能設備如行動探測器，以控制照明系統、尿兜清潔探測器、演講廳二氧化碳量探測器，以及多變冷凍劑量空調系統。此外，其他節能措施包括在冬季時，將水冷式冷水供應系統調校至較高的溫度、辦公時間即將完結時提早關閉部分冷凍系統和升降機、將辦公室的室溫調高和深夜時關掉停車場的照明系統。每年我們因此而節省的用電量達 30萬度。

東亞銀行中心各個會議室和經理辦公室，若無人使用，照明系統於指定時限過後便會自動關上。

環保照明計劃

為減少溫室效應和節省營運開支，本行在總行大廈、新啟用的分行和剛進行翻新工程的分行和辦公室內的所有公眾地方採用環保照明計劃，盡量以慳電燈泡和電子鎮流器取代傳統電燈。近年，照明系統的耗電成本已大幅下調。

廢物處理計劃

本行在本港各間分行和辦公室推廣廢紙和碳粉盒循環再用計劃，希望有助延長本港堆填區的使用壽命。此舉既善用資源，亦提高僱員的環保意識。

無紙化工作環境

本行為邁向無紙化的工作環境，除向股東提供收取網上企業通訊的選擇外，亦鼓勵有意申請本行職位的人士透過電子郵件遞交職位申請書。

我們將繼續竭力保護環境，為下一代提供良好的居住環境。

The Directors have pleasure in presenting their annual report together with the audited accounts for the year ended 31st December, 2007.

PRINCIPAL PLACE OF BUSINESS

The Bank of East Asia, Limited (the "Bank") is a licensed bank incorporated and domiciled in Hong Kong and has its registered office and principal place of business at 10 Des Voeux Road Central, Hong Kong.

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

ACCOUNTS

The profit attributable to equity holders of the Group for the year ended 31st December, 2007 and the state of the Bank's and the Group's affairs as at that date are set out in the accounts on pages 100 to 223.

TRANSFER TO RESERVES

Profit attributable to equity holders of the Group, before dividends, of HK$4,143,604,000 (2006: HK$3,434,511,000) have been transferred to reserves. Other movements in reserves are set out in Note 38 on the accounts.

An interim dividend of HK$0.48 per share (2006: HK$0.43 per share) was paid on 13th September, 2007. The Directors now recommend the payment of a final dividend of HK$1.18 per share (2006: HK$1.03 per share) in respect of the financial year ended 31st December, 2007.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group for the year.

DONATIONS

Donations made by the Group during the year for charitable and community purposes amounted to approximately HK$8,129,000 (2006: HK$15,915,000).

FIXED ASSETS

Details of the movements in fixed assets are set out in Note 31 on the accounts.

SHARE CAPITAL

During the year, a sum of HK$41,787,887.50 standing to the credit of the share premium account was capitalised and applied in paying up in full at par 16,715,155 shares of HK$2.50 each that were allotted and issued to shareholders who had elected to receive new shares in lieu of the 2006 final dividend and the 2007 interim dividend.

During the year, 7,510,000 shares of HK$2.50 each were issued for cash of HK$154,555,550 on the exercise of options granted under the approved Staff Share Option Schemes.

The Bank entered into a subscription agreement with Negocio de Finanzas e Inversiones I, SLU on 27th December, 2007 in relation to the subscription as principal of 78,700,000 ordinary shares of the Bank at HK$50.24 per new share. These 78,700,000 shares represent approximately 5.0% of the entire issued share capital of the Bank prior to the subscription and approximately 4.76% of the entire issued share capital of the Bank as enlarged by the subscription. The subscription price represents a discount of approximately 2.45% to the closing price of HK$51.50 per share quoted on the Stock Exchange on 27th December, 2007.

The aggregate amount raised from the subscription is HK$3,953,888,000. The Directors intend to apply the net proceeds as general working capital and for the future expansion of the Group, particularly in the China and overseas markets.

SUBORDINATED NOTES

The Bank issued 6.125% step-up perpetual subordinated notes qualifying as tier 2 capital with face value of GBP300 million on 13th March, 2007 ("Perpetual Notes"). The Perpetual Notes are listed on Singapore Exchange Securities Trading Limited.

The Bank issued floating rate step-up subordinated notes qualifying as tier 2 capital with face value of US$600 million on 21st June, 2007 ("2017 Notes"). The 2017 Notes are listed on Singapore Exchange Securities Trading Limited and will mature on 22nd June, 2017.

董事會仝寅現謹向各股東發表年度報告書及截至2007年12月31日止年度的已審核的賬項。

主要營業地點

東亞銀行有限公司(「本行」)乃一間在香港成立及註冊的持牌銀行,其註冊辦事處和主要營業地點為香港德輔道中10號。

主要業務

本行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務,以及商務、企業及投資者服務。

賬項

本集團截至2007年12月31日止年度的股東應佔溢利,及本行和本集團於當日的財政狀況,載列於第100頁至223頁的賬項內。

撥入儲備

本集團除股息前的股東應佔溢利中的港幣4,143,604,000元(2006年:港幣3,434,511,000元)已予撥入儲備。至於儲備的其他變動,則載於賬項附註38。

中期股息每股港幣0.48元(2006年:每股港幣0.43元)已於2007年9月13日派發。董事會現建議派發截至2007年12月31日止年度的末期股息每股港幣1.18元(2006年:每股港幣1.03元)。

主要客戶

董事會認為,本集團5位最大客戶所佔是年度本集團總利息收入及其他經營收入少於30%。

捐款

本集團本年內所作出的慈善及公益捐款約為港幣8,129,000元(2006年:港幣15,915,000元)。

固定資產

固定資產的變動詳情載於賬項附註31。

股本

年內,本行由股份溢價賬項中撥出港幣41,787,887.50元作為資本,以發行及繳足16,715,155股每股面值港幣2.50元的股份,派發予各選擇以新股份代替2006年度末期股息及2007年度中期股息的股東。

本年內,在認可僱員認股計劃認股權方面,以溢價發行7,510,000股每股面值港幣2.50元的股份,所得現金為港幣154,555,550元。

本行於2007年12月27日與認購主事人Negocio de Finanzas e Inversiones I, SLU就有關以每股新股港幣50.24元認購本行78,700,000股普通股股份訂立認購協議。該78,700,000股股份相當於認購事項前本行全部已發行股本約5.0%,以及經認購事項後本行擴大之已發行股本約4.76%。認購價較2007年12月27日在聯交所所報每股港幣51.50元的收市價折讓約2.45%。

認購事項集資總額為港幣3,953,888,000元。董事計劃把所得款項淨額撥充一般營運資金,以及供本集團未來,尤其在中國及海外市場,擴充業務之用。

後償票據

本行於2007年3月13日發行面值3億英磅評定為2級資本的無到期日步陞後償票據(「無到期日票據」),其孳息率為6.125%。無到期日票據於新加坡證券交易所上市。

本行於2007年6月21日發行面值6億美元評定為2級資本的浮息步陞後償票據(「2017票據」)。2017票據於新加坡證券交易所上市,並將於2017年6月22日到期。

發行無到期日票據及2017票據的淨得款項將作本集團的一般營運資金和資金管理用途。

The net proceeds from the issue of the Perpetual Notes and the 2017 Notes are used for the general working capital requirements and capital management of the Group.

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2007.

DIRECTORS

The present Directors of the Bank are shown on page 44.

During the year, CHAN Kay-cheung (Executive Director & Deputy Chief Executive) retired and resigned as a Director from the Bank on 1st May, 2007.

In accordance with the Articles of Association, any Director elected by the Bank by ordinary resolution shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. Accordingly, LI Fook-wo, Joseph PANG Yuk-wing, Thomas KWOK Ping-kwong, Richard LI Tzar-kai and TAN Man-kou will retire. With the exception of LI Fook-wo who does not seek re-appointment, all the other retiring Directors offer themselves for re-election at the Annual General Meeting to be held on 17th April, 2008 ("2008 AGM").

Arthur LI Kwok-cheung was appointed a Non-executive Director, and KUOK Khoon-ean and William DOO Wai-hoi were appointed Independent Non-executive Directors of the Bank on 10th January, 2008. They will offer themselves for re-election at the 2008 AGM.

Details of the Directors to be re-elected at the 2008 AGM are set out in the circular to the shareholders sent together with this Annual Report.

No Director proposed for re-election at the 2008 AGM has an unexpired service contract that is not determinable by the Bank or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

David LI Kwok-po is employed as the Chief Executive of the Bank. His service contract is on a five-year term from April 2004 to March 2009.

No contracts of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

None of the Directors of the Bank is interested in any business apart from the Bank's business that competes or is likely to compete, either directly or indirectly, with the Bank's business.

At no time during the year was the Bank or any of its subsidiaries a party to any arrangement to enable the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate with the exception of the Staff Share Option Schemes, details of which are set out in the following section under the heading "Information on Share Options", and Notes 2(q)(iv) and 36 on the accounts.

The Bank has received independence confirmation from the Independent Non-executive Directors, namely: WONG Chung-hin, LEE Shau-kee, Allan WONG Chi-yun, Winston LO Yau-lai, Thomas KWOK Ping-kwong, TAN Man-kou, Kenneth LO Chin-ming, KUOK Khoon-ean and William DOO Wai-hoi, and considers them to be independent.

The Chairman received HK$300,000 and each of the other Directors, including the Independent Non-executive Directors, received HK$200,000, as director's fees for the year ended 31st December, 2007.

The fee to the Director who resigned during the year 2007 was paid in accordance with his length of service.

CORPORATE GOVERNANCE

Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest corporate governance standards. Information on the corporate governance practices adopted by the Bank is set out in the Corporate Governance Report.

買賣本行上市證券

截至2007年12月31日止的年度內，本行或其任何附屬公司並無購入、出售或贖回本行的上市證券。

董事會

本行現任董事的名單載於第44頁。

年內，陳棋昌（執行董事兼副行政總裁）在2007年5月1日退休及辭任本行董事職務。

根據章程細則規定，任何在普通決議獲選的董事，其任期不得超過約3年，並於其獲委任後的第3年的股東周年常會結束時屆滿；其任期屆滿時，將被視為一位卸任董事而有資格重選。根據此規定，李福和、彭玉榮、郭炳江、李澤楷及陳文裘行將卸任。除李福和表示不會於2008年4月17日舉行的股東周年常會（「2008股東周年常會」）上重選連任外，其他行將卸任的董事均願膺選連任。

2008年1月10日，李國章獲委任為本行的非執行董事，而郭孔演及杜惠愷亦獲委任為本行的獨立非執行董事。有關董事願於2008股東周年常會上膺選連任。

所有在2008股東周年常會重選的董事的資料，載於連同本年報寄發予股東的股東通函內。

所有擬在2008股東周年常會上膺選連任的董事，並沒有尚未屆滿的服務合約，該等合約屬本行或其附屬公司在一年內不可在不予賠償（法定賠償除外）的情況下終止者。

李國寶受聘為本行的行政總裁。他的服務合約為期5年，由2004年4月起至2009年3月止。

本年內凡與本行或其任何附屬公司業務有重大關係的合約，本行各董事均無佔有任何實質上的權益。

除本行業務外，本行各董事並無在其他直接或間接與本行的業務構成競爭或可能構成競爭的業務中佔有權益。

除於下列「認股權資料」項下及賬項附註2(q)(iv)及36所詳載的僱員認股計劃外，本年內本行或其任何附屬公司並無作任何安排，以致本行各董事或行政總裁或他們的配偶或18歲以下子女從中取得本行或其他法人團體的股份或債券而獲益。

本行已收到獨立非執行董事：黃頌顯、李兆基、黃子欣、羅友禮、郭炳江、陳文裘、駱錦明、郭孔演及杜惠愷的獨立性確認函。本行對他們的獨立性表示認同。

本行主席獲港幣30萬元；而其他董事包括獨立非執行董事各獲得港幣20萬元，作為截至2007年12月31日止財政年度的董事袍金。

在年內退任的董事之袍金則按其服務期支付。

企業管治

作為本港最大的獨立本地銀行，本行致力維持最高的企業管治標準。有關本行所採納的企業管治常規的資料，載列於企業管治報告內。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31st December, 2007, the interests and short positions of the Directors and Chief Executive of the Bank in the shares, underlying shares and debentures of the Bank and its associated corporations as recorded in the Register required to be kept under section 352 of the Securities and Futures Ordinance (the "SFO") were as follows:

I. Long positions in shares of the Bank:

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner	32,849,530		
	Interest of spouse	1,291,409	34,140,939[1]	2.17
LI Fook-wo	Beneficial owner	1,235,804		
	Founder of discretionary trust	30,655,378	31,891,182[2]	2.03
WONG Chung-hin	Beneficial owner	46,810		
	Interest of spouse	344,131	390,941[3]	0.02
LEE Shau-kee	Beneficial owner	647,985		
	Interest of corporation	1,000,000	1,647,985[4]	0.10
Allan WONG Chi-yun	Interest of spouse	124		
	Founder of discretionary trust	10,848,212	10,848,336[5]	0.69
Aubrey LI Kwok-sing	Beneficial owner	23,391		
	Interest of spouse	16,193		
	Beneficiary of discretionary trust	30,655,378	30,694,962[6]	1.95
Joseph PANG Yuk-wing	Beneficial owner	1,000,000	1,000,000	0.06
William MONG Man-wai	Beneficial owner	1,171,318		
	Interest of corporation	5,492,661	6,663,979[7]	0.42
Winston LO Yau-lai	-	-	Nil	Nil
KHOO Kay-peng	Interest of corporation	1,034,847	1,034,847[8]	0.06
Thomas KWOK Ping-kwong	-	-	Nil	Nil
Richard LI Tzar-kai	-	-	Nil	Nil
TAN Man-kou	-	-	Nil	Nil
Kenneth LO Chin-ming	-	-	Nil	Nil
Eric LI Fook-chuen	Beneficial owner	2,312,201		
	Founder and beneficiary of discretionary trust	18,769,731		
	Interest of corporation	7,739,595	28,821,527[9]	1.83
Stephen Charles LI Kwok-sze	Beneficial owner	11,432,260		
	Interest of children	456,545		
	Beneficiary of discretionary trusts	1,896,519	13,785,324[10]	0.88

董事及行政總裁權益

於2007年12月31日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄，本行各董事及行政總裁於本行及其相聯法團的股份、相關股份及債權證中擁有的權益及淡倉如下：

1. 本行股份權益的好倉：

姓名	身份及性質	股份數目	總數	佔已發行股本的百分率
李國寶	實益擁有人	32,849,530		
	配偶的權益	1,291,409	34,140,939[1]	2.17
李福和	實益擁有人	1,235,804		
	酌情信託的成立人	30,655,378	31,891,182[2]	2.03
黃頌顯	實益擁有人	46,810		
	配偶的權益	344,131	390,941[3]	0.02
李兆基	實益擁有人	647,985		
	法團的權益	1,000,000	1,647,985[4]	0.10
黃子欣	配偶的權益	124		
	酌情信託的成立人	10,848,212	10,848,336[5]	0.69
李國星	實益擁有人	23,391		
	配偶的權益	16,193		
	酌情信託的受益人	30,655,378	30,694,962[6]	1.95
彭玉榮	實益擁有人	1,000,000	1,000,000	0.06
蒙民偉	實益擁有人	1,171,318		
	法團的權益	5,492,661	6,663,979[7]	0.42
羅友禮	—	—	無	無
邱繼炳	法團的權益	1,034,847	1,034,847[8]	0.06
郭炳江	—	—	無	無
李澤楷	—	—	無	無
陳文裘	—	—	無	無
駱錦明	—	—	無	無
李福全	實益擁有人	2,312,201		
	酌情信託的成立人及受益人	18,769,731		
	法團的權益	7,739,595	28,821,527[9]	1.83
李國仕	實益擁有人	11,432,260		
	子女的權益	456,545		
	酌情信託的受益人	1,896,519	13,785,324[10]	0.88

Notes:

1 *David LI Kwok-po was the beneficial owner of 32,849,530 shares and he was deemed to be interested in 1,291,409 shares through the interests of his spouse, Penny POON Kam-chui.*

2 *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,655,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,655,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,655,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 6 below).*

3 *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through the interests of his spouse, LAM Mei-lin.*

4 *LEE Shau-kee was the beneficial owner of 647,985 shares.*

LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 39.06% held by Henderson Land Development Company Limited ("Henderson Land").

Henderson Land was 52.30% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

5 *Allan WONG Chi-yun was deemed to be interested in 124 shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,848,212 shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.*

6 *Aubrey LI Kwok-sing was the beneficial owner of 23,391 shares and he was deemed to be interested in 16,193 shares through the interests of his spouse, Elizabeth WOO. The remaining 30,655,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,655,378 shares as founder of the discretionary trust (please refer to note 2 above).*

7 *William MONG Man-wai was the beneficial owner of 1,171,318 shares. Of the remaining 5,492,661 shares, (i) 4,752,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the Chairman of these corporations.*

8 *KHOO Kay-peng was deemed to be interested in 1,034,847 shares which were held through Bonham Industries Limited, a company in which he held 99.9% of the issued capital.*

9 *Eric LI Fook-chuen was the beneficial owner of 2,312,201 shares, and 18,769,731 shares were held by New Jerico Limited in the capacity of trustee of The Jerico Unit Trust. Eric LI Fook-chuen is the sole director of New Jerico Limited. All the units in The Jerico Unit Trust are held by The New Elico Trust, of which Eric LI Fook-chuen is the founder and a discretionary beneficiary. Eric LI Fook-chuen was also deemed to be interested in 7,739,595 shares held by The Kowloon Dairy Limited of which he is the Chairman and Chief Executive Officer.*

10 *Stephen Charles LI Kwok-sze was the beneficial owner of 11,432,260 shares, and he was deemed to be interested in 456,545 shares through the interests of his children under the age of 18. Of the remaining 1,896,519 shares, (i) 1,739,800 shares were held by a discretionary trust, Settlement of Dr. Simon F. S. Li, of which Stephen LI Kwok-sze, his spouse and his children under the age of 18 were beneficiaries and (ii) 156,719 shares were held by a discretionary trust, Longevity Trust, of which his children under the age of 18 were beneficiaries.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank:

Shares options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po and Joseph PANG Yuk-wing pursuant to the approved Staff Share Option Schemes. Information in relation to these shares options during the year ended 31st December, 2007 was shown in the following section under the heading "Information on Share Options".

Save as disclosed above, no other interest or short position in the shares, underlying shares or debentures of the Bank or any of its associated corporations was recorded in the Register.

附註：

1 *李國寶為32,849,530股的實益擁有人。由於其配偶潘金翠擁有1,291,409股之權益，他亦被視為擁有該等股份。*

2 *李福和為1,235,804股的實益擁有人。餘下之30,655,378股由The Fook Wo Trust持有，李福和為該信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該30,655,378股出於自願性質。李國星作為該信託其中一位酌情受益人，亦擁有該30,655,378股的權益（請參閱下列附註6）。*

3 *黃頌顯為46,810股的實益擁有人。由於其配偶林美瑾擁有344,131股之權益，他亦被視為擁有該等股份。*

4 *李兆基為647,985股的實益擁有人。*

李兆基被視為擁有由Superfun Enterprises Limited（「Superfun」）持有之1,000,000股。Superfun由香港中華煤氣有限公司（「中華煤氣」）全資擁有。而恒基兆業地產有限公司（「恒基地產」）持有中華煤氣39.06%股權。

恒基兆業有限公司（「恒基兆業」）持有恒基地產52.30%股權。Hopkins (Cayman) Limited（「Hopkins」），作為一個單位信託（「該單位信託」）的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」），分別為不同全權信託的受託人，持有該單位信託的單位。李兆基擁有Hopkins、Rimmer及Riddick的全部已發行股份。

5 *由於其配偶郭志蕙擁有124股之權益，黃子欣被視為擁有該等股份。而由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人，他亦被視為擁有該酌情信託所持有的10,848,212股。*

6 *李國星為23,391股的實益擁有人。由於其配偶吳伊莉擁有16,193股之權益，他亦被視為擁有該等股份。餘下之30,655,378股由一個酌情信託The Fook Wo Trust持有，李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人，李福和亦已就該等30,655,378股作出披露（請參閱上列附註2）。*

7 *蒙民偉為1,171,318股的實益擁有人。餘下的5,492,661股當中：(i) 4,752,798股由信興電器貿易有限公司持有；(ii) 668,323股由信興科技有限公司持有；及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。*

8 *由於邱繼炳擁有Bonham Industries Limited 99.9%已發行股份，他被視為擁有Bonham Industries Limited持有之1,034,847股。*

9 *李福全為2,312,201股的實益擁有人。而18,769,731股由New Jerico Limited以The Jerico Unit Trust的受託人身份持有，李福全是New Jerico Limited的唯一董事。The New Elico Trust持有The Jerico Unit Trust的全部單位，而李福全為The New Elico Trust的成立人及一位酌情受益人。他亦被視為擁有由九龍維記牛奶有限公司持有的7,739,595股股份，李福全為該公司的主席兼行政總裁。*

10 *李國仕為11,432,260股的實益擁有人。他亦被視為擁有由其18歲以下子女持有的456,545股。餘下的1,896,519股當中：(i) 1,739,800股由一個酌情信託 - Settlement of Dr. Simon F. S. Li持有，李國仕、其配偶及其18歲以下子女皆為該酌情信託的受益人；及(ii) 156,719股由一個酌情信託 - Longevity Trust持有，而李國仕的18歲以下子女為該酌情信託的受益人。*

II. 本行相關股份（就股本衍生工具而言）的好倉

根據本行的認可僱員認股計劃，李國寶及彭玉榮獲授予認股權，以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2007年12月31日止年內的資料，見於下列「認股權資料」項下。

除上述披露外，概無其他本行或其任何相聯法團的股份、相關股份或債權證的權益或淡倉載於該登記冊內。



INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Listing Rules was as follows:

(1) Movement of share options during the year ended 31st December, 2007:

		Number of Share Options				
Name	Date of Grant[a]	Outstanding at 1/1/2007	Granted	Exercised	Lapsed	Outstanding at 31/12/2007
David LI Kwok-po	18/4/2002	850,000	-	850,000[c]	-	Nil
	02/5/2003	1,000,000	-	-	-	1,000,000
	22/4/2004	1,000,000	-	-	-	1,000,000
	03/5/2005	1,000,000	-	-	-	1,000,000
	03/5/2006	1,000,000	-	-	-	1,000,000
	10/5/2007	-	1,000,000[b]	-	-	1,000,000
Joseph PANG Yuk-wing	18/4/2002	400,000	-	400,000[c]	-	Nil
	02/5/2003	500,000	-	-	-	500,000
	22/4/2004	500,000	-	-	-	500,000
	03/5/2005	500,000	-	-	-	500,000
	03/5/2006	500,000	-	-	-	500,000
	10/5/2007	-	500,000[b]	-	-	500,000
Aggregate of other Employees*	18/4/2002	205,000	-	205,000[c]	-	Nil
	02/5/2003	895,000	-	690,000[c]	-	205,000
	22/4/2004	3,750,000	-	1,835,000[c]	-	1,915,000
	03/5/2005	8,310,000	-	3,080,000[c]	-	5,230,000
	03/5/2006	1,250,000	-	50,000[c]	-	1,200,000
	10/5/2007	-	1,250,000[b]	-	-	1,250,000
Other Participant**	18/4/2002	400,000	-	400,000[c]	-	Nil
	02/5/2003	500,000	-	-	-	500,000
	22/4/2004	500,000	-	-	-	500,000
	03/5/2005	500,000	-	-	-	500,000
	03/5/2006	500,000	-	-	-	500,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

** *The Other Participant refers to the former Executive Director, who retired and resigned as a Director of the Bank with effect from 1st May, 2007. The options were granted to him prior to his retirement and resignation and remained exercisable as at 31st December, 2007.*

認股權資料

根據《上市規則》所披露有關認股權的資料如下：

(1) 截至2007年12月31日止年內認股權的變動：

		認股權數目				
姓名	授予日期[a]	於1/1/2007日尚未行使	授出	行使	失效	於31/12/2007日尚未行使
李國寶	18/4/2002	850,000	-	850,000[c]	-	無
	02/5/2003	1,000,000	-	-	-	1,000,000
	22/4/2004	1,000,000	-	-	-	1,000,000
	03/5/2005	1,000,000	-	-	-	1,000,000
	03/5/2006	1,000,000	-	-	-	1,000,000
	10/5/2007	-	1,000,000[b]	-	-	1,000,000
彭玉榮	18/4/2002	400,000	-	400,000[c]	-	無
	02/5/2003	500,000	-	-	-	500,000
	22/4/2004	500,000	-	-	-	500,000
	03/5/2005	500,000	-	-	-	500,000
	03/5/2006	500,000	-	-	-	500,000
	10/5/2007	-	500,000[b]	-	-	500,000
其他僱員的總數*	18/4/2002	205,000	-	205,000[c]	-	無
	02/5/2003	895,000	-	690,000[c]	-	205,000
	22/4/2004	3,750,000	-	1,835,000[c]	-	1,915,000
	03/5/2005	8,310,000	-	3,080,000[c]	-	5,230,000
	03/5/2006	1,250,000	-	50,000[c]	-	1,200,000
	10/5/2007	-	1,250,000[b]	-	-	1,250,000
其他參與人**	18/4/2002	400,000	-	400,000[c]	-	無
	02/5/2003	500,000	-	-	-	500,000
	22/4/2004	500,000	-	-	-	500,000
	03/5/2005	500,000	-	-	-	500,000
	03/5/2006	500,000	-	-	-	500,000

* *按香港《僱傭條例》所指的「連續合約」工作的僱員。*

** *其他參與人指前執行董事，其於2007年5月1日退休及辭任本行董事一職。在其退休及辭任前已獲授予該等認股權，而該等認股權在2007年12月31日仍可行使。*

Notes:

a *Particulars of share options:*

Date of Grant	Vesting Period	Exercise Period	Exercise Price Per Share HK$
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05
10/5/2007	10/5/2007 – 09/5/2008	10/5/2008 – 10/5/2012	47.13

b (i) *The closing price of the shares of the Bank immediately before 10th May, 2007 on which the options were granted was HK$47.55.*

(ii) *Fair value of share options granted during the year ended 31st December, 2007 and the assumptions are set out in Note 36(c) on the accounts.*

c *Annual weighted average ("AWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the year ended 31st December, 2007:*

Date of Grant	No. of Options Exercised	Exercise Price Per Share HK$	AWA Closing Price HK$
18/4/2002	1,855,000	15.80	44.99
02/5/2003	690,000	14.90	47.24
22/4/2004	1,835,000	23.23	47.26
03/5/2005	3,080,000	22.95	47.03
03/5/2006	50,000	33.05	50.65

(2) No share options were cancelled during the year ended 31st December, 2007.

(3) The accounting policy adopted for share options is set out in Note 2(q)(iv) on the accounts.

Save as disclosed above, as at 31st December, 2007, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

附註：

a 認股權詳情：

授予日期	有效期	行使期	每股行使價 港幣(元)
18/4/2002	18/4/2002 - 17/4/2003	18/4/2003 - 18/4/2007	15.80
02/5/2003	02/5/2003 - 01/5/2004	02/5/2004 - 02/5/2008	14.90
22/4/2004	22/4/2004 - 21/4/2005	22/4/2005 - 22/4/2009	23.23
03/5/2005	03/5/2005 - 02/5/2006	03/5/2006 - 03/5/2010	22.95
03/5/2006	03/5/2006 - 02/5/2007	03/5/2007 - 03/5/2011	33.05
10/5/2007	10/5/2007 - 09/5/2008	10/5/2008 - 10/5/2012	47.13

b (i) 本行股份在緊接2007年5月10日授出認股權當日之前的收市價為港幣47.55元。

(ii) 在截至2007年12月31日止年內授出的認股權的公平價值及假設載於賬項附註36(c)。

c 在截至2007年12月31日止年內本行股份在緊接有關認股權行使日期之前的全年加權平均收市價：

授予日期	行使認股權數目	每股行使價 港幣(元)	全年加權平均收市價 港幣(元)
18/4/2002	1,855,000	15.80	44.99
02/5/2003	690,000	14.90	47.24
22/4/2004	1,835,000	23.23	47.26
03/5/2005	3,080,000	22.95	47.03
03/5/2006	50,000	33.05	50.65

(2) 截至2007年12月31日止年內並無認股權被註銷。

(3) 有關認股權的會計政策載於賬項附註2(q)(iv)。

除上述所披露外，於2007年12月31日，本行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利以認購本行或其任何相聯法團的股本或債務證券。

INFORMATION ON SHARE OPTION SCHEME

The following is a summary of the Staff Share Option Scheme 2007 that was adopted on 12th April, 2007 (the "2007 Scheme") disclosed in accordance with the Listing Rules:

1. **Purpose of the Scheme:**

   (a) The Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions that eligible persons had made or may make to the Group.

   (b) The Scheme will provide the eligible persons with an opportunity to have a personal stake in the Bank with the view to motivating the eligible persons to optimise their performance and efficiency for the benefit of the Group.

2. **Participants of the Scheme:**

   The Board may at its discretion grant options to any employees including Executive Directors and Chief Executive of the Group.

3. **Total number of shares available for issue under the Scheme and % of issued share capital at 31st December, 2007:**

   The total number of shares available for issue under the Scheme is 77,653,352 shares representing 4.93% of the issued share capital at 31st December, 2007.

4. **Maximum entitlement of each participant under the Scheme:**

   No options may be granted to any eligible persons, which if exercised in full would result in the total number of shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible person under the Scheme or any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to certain requirements as stipulated in the rules of the Scheme.

5. **The period within which the shares must be taken up under an option:**

   Beginning on the first anniversary of the Date of Grant of such options and ending on the fifth anniversary thereof.

6. **The minimum period for which an option must be held before it can be exercised:**

   From the Date of Grant of such options up to the day immediately before the first anniversary thereof.

7. **The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid:**

   N/A

8. **The basis of determining the exercise price:**

   The exercise price is determined by the Directors and being not less than the highest of:

   (a) the closing price of the Bank's shares in the Stock Exchange's daily quotations sheet on the date of grant of the relevant options;

   (b) an amount equivalent to the average closing price of the Bank's shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the relevant options; and

   (c) the nominal value of the Bank's shares.

9. **The remaining life of the Scheme:**

   The Scheme Period will end on 11th April, 2012.

認股權計劃資料

根據《上市規則》披露的有關於2007年4月12日採納的僱員認股計劃2007（「2007計劃」）的摘要如下：

1. 計劃的目的：

(a) 本計劃屬於一項股份獎勵計劃，設立的目的在於肯定合資格人士對本集團作出或可能作出的貢獻。

(b) 本計劃為合資格人士提供機會持有本行的股權，藉此鼓勵僱員努力工作，提高效率，為本集團賺取更多利益。

2. 計劃的參與人：

董事會可按其酌情權，向本集團任何僱員，包括執行董事和行政總裁，授予認股權。

3. 計劃中可予發行的股份數目及其於2007年12月31日佔已發行股本的百分率：

計劃中可予發行的股份數目為77,653,352股，佔本行於2007年12月31日已發行股本的4.93%。

4. 計劃中每名參與人可獲授權益上限：

凡合資格人士在行使全部認股權後，會導致該位合資格人士在截至獲授新認股權之日（包括當日）止12個月內，因行使已經根據或將會根據本計劃及本行任何其他計劃獲授的認股權（包括已行使、已註銷及尚未行使的認股權）時，所獲發行及將予發行的股份總數超出新認股權授出當日的已發行股份的1%，則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權，須受載於該計劃的規則內的若干規定所約束。

5. 可根據認股權認購股份的期限：

由該認股權授予日的第1周年開始截至授予日的第5周年止。

6. 認股權行使之前必須持有的最短期限：

由認股權授出之日起直至授予日的第1周年之前1日。

7. 申請或接受認股權須付金額以及付款或通知付款的期限或償還申請期權貸款的期限：

不適用

8. 行使價的釐定基準：

行使價由董事會釐定，但不少於下列的較高價：

(a) 於授出有關認股權當日，本行股份於聯交所日報表的收市價；

(b) 相等於緊接授出有關認股權當日之前5個營業日，本行股份於聯交所日報表的平均收市價；及

(c) 本行股份的面值。

9. 計劃尚餘的有效期：

計劃期間於2012年4月11日終止。

INTERESTS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

As at 31st December, 2007, the interests and short positions of Substantial Shareholders and Other Persons of the Bank in the shares and underlying shares of the Bank as recorded in the Register required to be kept under section 336 of the SFO were as follows:

Long and short positions in shares of the Bank:

Name	Capacity and nature	No. of shares	% on issued share capital
Deutsche Bank Aktiengesellschaft	Beneficial owner, investment manager and person having a security interest in shares	212,799,680[1](L) 31,646,495[1](S)	13.52 2.01
Negocio de Finanzas e Inversiones I, S.L.U.	Beneficial owner	146,965,171[2](L)	9.33
Criteria CaixaCorp, S.A.	Interest of corporation	146,965,171[2](L)	9.33
Caja de Ahorros y Pensiones de Barcelona	Interest of corporation	146,965,171[2](L)	9.33

1 *Of these interests, long position of 202,257,313 shares and short position of 25,000,155 shares were unlisted cash settled derivative interests.*

2 *These include 78,700,000 shares which were subscribed by Negocio de Finanzas e Inversiones I, S.L.U. pursuant to a Subscription Agreement entered into between the Bank and Negocio de Finanzas e Inversiones I, S.L.U. dated 27th December, 2007. The 78,700,000 shares would be allotted to Negocio de Finanzas e Inversiones I, S.L.U. on 3rd January, 2008. As at 31st December, 2007, Caja de Ahorros y Pensiones de Barcelona was holding a 78.03% interest in Criteria CaixaCorp, S.A. which was the sole shareholder of Negocio de Finanzas e Inversiones I, S.L.U. Caja de Ahorros y Pensiones de Barcelona and Criteria CaixaCorp, S.A. were deemed to be interested in the 146,965,171 shares held by Negocio de Finanzas e Inversiones I, S.L.U. These 146,965,171 shares represented 8.89% of the enlarged issued share capital (after placement of 78,700,000 shares) as at 3rd January, 2008.*

(L) = Long Position
(S) = Short Position

Save as disclosed above, no other interest or short position in the shares or underlying shares of the Bank were recorded in the Register.

PUBLIC FLOAT

As at the date of this Report, the Bank has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Bank and within the knowledge of the Directors.

COMPLIANCE

The Bank is required to comply with the Banking (Disclosure) Rules effective from 1st January, 2007, which have superseded the supervisory policy manual on financial disclosure issued by the Hong Kong Monetary Authority (HKMA). The Banking (Disclosure) Rules set out the minimum standards for public disclosure which authorised institutions must make in respect of the income statement, state of affairs and capital adequacy. The financial statements for the financial year ended 31st December, 2007 comply fully with the applicable disclosure provisions of the Banking (Disclosure) Rules.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 15th February, 2008

大股東及其他人士的權益

於2007年12月31日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，大股東及其他人士擁有本行的股份及相關股份的權益及淡倉如下：

本行股份權益的好倉：

姓名	身份及性質	股份數目	佔已發行股本的百分率
Deutsche Bank Aktiengesellschaft	實益擁有人、投資經理和對股份持有保證權益的人	212,799,680[1](L) 31,646,495[1](S)	13.52 2.01
Negocio de Finanzas e Inversiones I, S.L.U.	實益擁有人	146,965,171[2](L)	9.33
Criteria CaixaCorp, S.A.	法團的權益	146,965,171[2](L)	9.33
Caja de Ahorros y Pensiones de Barcelona	法團的權益	146,965,171[2](L)	9.33

1 *在此等權益當中，好倉202,257,313股及淡倉25,000,155股屬於非上市以現金交收的衍生權益。*

2 *此等股份包括由Negocio de Finanzas e Inversiones I, S.L.U.根據本行與Negocio de Finanzas e Inversiones I, S.L.U.於2007年12月27日訂立的認購協議所認購的78,700,000股。該78,700,000股於2008年1月3日配發予Negocio de Finanzas e Inversiones I, S.L.U.。於2007年12月31日，Caja de Ahorros y Pensiones de Barcelona 持有 Criteria CaixaCorp, S.A. 78.03% 權益，而Criteria CaixaCorp, S.A.則是 Negocio de Finanzas e Inversiones I, S.L.U. 的單一股東。Caja de Ahorros y Pensiones de Barcelona 及 Criteria CaixaCorp, S.A. 被視為擁有Negocio de Finanzas e Inversiones I, S.L.U.持有的146,965,171股。於2008年1月3日，該146,965,171股佔配發78,700,000股後已擴大發行股本的8.89%。*

(L) = 好倉
(S) = 淡倉

除上述所披露外，概無其他本行股份或相關股份的權益或淡倉載於該登記冊內。

公眾持股量

基於公開予本行查閱之資料及據董事所知悉，截至本報告日期為止，本行一直維持《上市規則》所訂明之公眾持股量。

符合指引

本行需符合已於2007年1月1日生效的《銀行業(披露)規則》，此《銀行業(披露)規則》已取締香港金融管理局所頒佈的《監管政策手冊》中有關財務資料披露之要求。《銀行業(披露)規則》規定本地註冊認可機構需將其損益賬、財務狀況及資本充足作公開披露的最低要求。截至2007年12月31日止年度賬項已完全符合《銀行業(披露)規則》中所適用的披露規定。

核數師

在即將召開的股東周年常會中，將提請通過再聘畢馬威會計師事務所為本行核數師的議案。

主席兼行政總裁

李國寶

香港，2008年2月15日

INDEPENDENT AUDITOR'S REPORT

KPMG

TO THE SHAREHOLDERS OF THE BANK OF EAST ASIA, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of The Bank of East Asia, Limited ("the Bank") set out on pages 100 to 223, which comprise the consolidated and the Bank balance sheets as at 31st December 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE ACCOUNTS

The Directors of the Bank are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Hong Kong, 15th February, 2008

獨立核數師報告

KPMG

致東亞銀行有限公司各股東：

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第100頁至第223頁東亞銀行有限公司(「貴銀行」)的綜合賬項，此綜合賬項包括於2007年12月31日的綜合資產負債表及 貴銀行的資產負債表與截至該日止年度的綜合損益賬、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就賬項須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等賬項。這責任包括設計、實施及維護與編製及真實而公平地編製及真實而公平地列報賬項相關的內部控制，以使賬項不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇及應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等賬項作出意見，我們是按照香港《公司條例》第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的香港核數準則進行審核。 這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等賬項是否不存在重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致賬項存有重大錯誤陳述的風險。在評核該等風險時，核數師考慮與該公司編製賬項真實而公平地列報賬項相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價賬項的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合賬項已根據香港財務報告準則真實而公平地反映 貴銀行及 貴集團於2007年12月31日的事務狀況及截至該日止年度的集團利潤及現金流量，並已按照香港《公司條例》妥為編製。

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

香港，2008年2月15日

CONSOLIDATED PROFIT AND LOSS ACCOUNT
綜合損益賬

For the year ended 31st December, 2007　截至2007年12月31日止年度

		Notes 附註	2007 HK$'000 港幣千元	2006 Restated 重報 HK$'000 港幣千元
Interest income	利息收入	4	**18,309,312**	14,048,544
Interest expense	利息支出	5	**(12,332,142)**	(9,049,744)
Net interest income	淨利息收入		**5,977,170**	4,998,800
Fee and commission income	服務費及佣金收入	6	**2,608,047**	1,898,883
Fee and commission expense	服務費及佣金支出		**(471,426)**	(288,145)
Net fee and commission	服務費及佣金淨額		**2,136,621**	1,610,738
Net trading profits	交易溢利淨額	7	**1,416,837**	590,646
Net result from financial instruments designated at fair value through profit or loss	指定為通過損益以反映公平價值金融工具的淨表現	8	**(1,154,461)**	110,526
Other operating income	其他經營收入	9	**437,346**	253,602
Non-interest income	非利息收入		**2,836,343**	2,565,512
Operating income	經營收入		**8,813,513**	7,564,312
Operating expenses	經營支出	10	**(4,691,040)**	(3,465,360)
Operating profit before impairment losses	未扣除減值損失之經營溢利		**4,122,473**	4,098,952
Impairment losses on loans and advances	貸款減值損失	11	**(216,471)**	(243,848)
(Charge for)/Write back of impairment losses on held-to-maturity investments	持至到期投資減值（損失）／回撥	27	**(41,967)**	12,972
Impairment losses on available-for-sale financial assets	可供出售金融資產減值損失		**(227,701)**	-
(Charge for)/Write back of impairment losses on associates	聯營公司減值（損失）／回撥		**(41,240)**	24,560
Impairment losses on goodwill	商譽減值損失	30(a)	**-**	(23,698)
Write back of impairment losses on bank premises	行址減值損失回撥	31	**132,530**	27,681
Impairment losses	減值損失		**(394,849)**	(202,333)
Operating profit after impairment losses	已扣除減值損失之經營溢利		**3,727,624**	3,896,619
Net loss on sale of held-to-maturity investments	出售持至到期投資之淨虧損		**-**	(17)
Net profit on sale of available-for-sale financial assets	出售可供出售金融資產之淨溢利	12	**667,008**	49,998
Net profit on sale of subsidiaries / associates	出售附屬公司／聯營公司之淨溢利		**406,279**	1,516
Net loss on sale of fixed assets	出售固定資產之淨虧損		**(570)**	(8,273)
Valuation gains on investment properties	重估投資物業盈利	31	**292,998**	137,777
Share of profits less losses on associates	應佔聯營公司溢利減虧損		**91,653**	182,574
Profit for the year before taxation	年度內除税前溢利		**5,184,992**	4,260,194
Income tax	所得税	13	**(963,843)**	(774,576)
Profit for the year after taxation	年度內除税後溢利		**4,221,149**	3,485,618
Attributable to:	可歸屬於：			
Equity holders of the Group	集團股東	14	**4,143,604**	3,434,511
Minority interests	少數股東權益	39	**77,545**	51,107
Profit after taxation	除税後溢利		**4,221,149**	3,485,618
Appropriations:	撥款：			
Dividends attributable to the year	應屬本年度股息	15		
Interim paid	已支付中期股息		**753,004**	661,663
Final paid in respect of previous year	已支付屬上年度末期股息		**2,864**	6,342
Final proposed	擬派末期股息		**1,857,753**	1,596,646
Earnings per share	每股盈利		**HK$ 港幣**	HK$ 港幣
Basic	基本	16	**2.65**	2.24
Diluted	攤薄	16	**2.63**	2.22

The notes on pages 106 to 223 form part of these accounts.　第106至223頁之附註屬本賬項之一部分。

CONSOLIDATED BALANCE SHEET
綜合資產負債表

As at 31st December, 2007 2007年12月31日

		Notes 附註	2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
ASSETS	**資產**			
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	20	**14,186,701**	8,317,746
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	21	**94,703,893**	66,864,045
Trade bills	貿易票據	22	**811,630**	620,463
Trading assets	交易用途資產	23	**4,846,602**	2,937,534
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產	24	**8,658,006**	8,643,479
Advances to customers and other accounts	客戶貸款及其他賬項	25	**235,405,829**	175,096,666
Available-for-sale financial assets	可供出售金融資產	26	**12,217,495**	12,002,197
Held-to-maturity investments	持至到期投資	27	**10,761,049**	10,249,359
Investments in associates	聯營公司投資	29	**2,793,070**	1,076,738
Fixed assets	固定資產	31	**6,856,413**	5,749,605
– Investment properties	－投資物業		**1,726,158**	1,288,541
– Other property and equipment	－其他物業及設備		**5,130,255**	4,461,064
Goodwill and intangible assets	商譽及無形資產	30	**2,668,102**	2,605,316
Deferred tax assets	遞延税項資產	33(b)	**69,870**	39,169
Total Assets	資產總額		**393,978,660**	294,202,317
EQUITY AND LIABILITIES	**股東權益及負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘		**39,060,256**	31,959,182
Deposits from customers	客戶存款		**284,185,844**	209,524,220
Trading liabilities	交易用途負債	34(a)	**2,372,101**	942,595
Certificates of deposit issued	已發行存款證		**12,164,901**	6,998,407
– At fair value through profit or loss	－通過損益以反映公平價值		**7,659,690**	1,943,951
– At amortised cost	－攤銷成本		**4,505,211**	5,054,456
Current taxation	本期税項	33(a)	**228,850**	334,097
Deferred tax liabilities	遞延税項負債	33(b)	**871,557**	598,118
Other accounts and provisions	其他賬項及準備	34(b)	**10,997,020**	8,046,654
Loan capital	借貸資本	35	**13,652,219**	8,154,315
– At fair value through profit or loss	－通過損益以反映公平價值		**8,983,045**	4,288,824
– At amortised cost	－攤銷成本		**4,669,174**	3,865,491
Total Liabilities	負債總額		**363,532,748**	266,557,588
Share capital	股本	37	**3,935,918**	3,875,355
Reserves	儲備	38	**26,162,850**	23,387,599
Total equity attributable to equity holders of the Group	歸屬於集團股東權益總額		**30,098,768**	27,262,954
Minority interests	少數股東權益	39	**347,144**	381,775
Total Equity	股東權益總額		**30,445,912**	27,644,729
Total Equity and Liabilities	股東權益及負債總額		**393,978,660**	294,202,317

Approved and authorised for issue by the Board of Directors on 15th February, 2008.

董事會於2008年2月15日核准及授權發佈。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	Winston LO Yau-lai		**羅友禮**

The notes on pages 106 to 223 form part of these accounts.

第106至223頁之附註屬本賬項之一部分。

BALANCE SHEET
資產負債表

As at 31st December, 2007　2007年12月31日

		Notes 附註	2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
ASSETS	**資產**			
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	20	**3,133,147**	8,072,113
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	21	**83,122,954**	66,106,221
Trade bills	貿易票據	22	**469,557**	620,463
Trading assets	交易用途資產	23	**4,620,778**	2,899,883
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產	24	**8,641,353**	8,614,375
Advances to customers and other accounts	客戶貸款及其他賬項	25	**141,691,784**	167,694,747
Amounts due from subsidiaries	附屬公司欠款	32(a)	**17,964,169**	1,934,495
Available-for-sale financial assets	可供出售金融資產	26	**10,608,024**	10,101,535
Held-to-maturity investments	持至到期投資	27	**8,772,898**	8,334,876
Investments in subsidiaries	附屬公司投資	28	**10,604,337**	2,792,703
Investments in associates	聯營公司投資	29	**1,964,545**	239,890
Fixed assets	固定資產	31	**5,407,293**	5,475,115
– Investment properties	– 投資物業		**1,829,570**	1,316,755
– Other property and equipment	– 其他物業及設備		**3,577,723**	4,158,360
Goodwill and intangible assets	商譽及無形資產	30	**1,460,292**	1,460,292
Deferred tax assets	遞延税項資產	33(b)	**12,349**	22,905
Total Assets	資產總額		**298,473,480**	284,369,613
EQUITY AND LIABILITIES	**股東權益及負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘		**2,580,678**	31,741,621
Deposits from customers	客戶存款		**232,588,289**	202,463,214
Trading liabilities	交易用途負債	34(a)	**2,174,732**	934,375
Certificates of deposit issued	已發行存款證		**14,364,901**	9,198,407
– At fair value through profit or loss	– 通過損益以反映公平價值		**7,659,690**	1,943,951
– At amortised cost	– 攤銷成本		**6,705,211**	7,254,456
Amounts due to subsidiaries	欠附屬公司款項	32(b)	**1,634,297**	1,675,643
Current taxation	本期税項	33(a)	**80,871**	295,823
Deferred tax liabilities	遞延税項負債	33(b)	**754,212**	594,903
Other accounts and provisions	其他賬項及準備	34(b)	**4,461,989**	4,446,064
Loan capital	借貸資本	35	**13,652,219**	8,154,315
– At fair value through profit or loss	– 通過損益以反映公平價值		**8,983,045**	4,288,824
– At amortised cost	– 攤銷成本		**4,669,174**	3,865,491
Total Liabilities	負債總額		**272,292,188**	259,504,365
Share capital	股本	37	**3,935,918**	3,875,355
Reserves	儲備	38	**22,245,374**	20,989,893
Total equity attributable to equity holders of the Bank	歸屬於銀行股東權益總額		**26,181,292**	24,865,248
Total Equity and Liabilities	股東權益總額		**298,473,480**	284,369,613

Approved and authorised for issue by the Board of Directors on 15th February, 2008.　董事會於2008年2月15日核准及授權發佈。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	Winston LO Yau-lai		**羅友禮**

The notes on pages 106 to 223 form part of these accounts.　第106至223頁之附註屬本賬項之一部分。

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31st December, 2007　截至2007年12月31日止年度

		Notes 附註	2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Total equity as at 1st January	於1月1日股東權益總額		**27,644,729**	24,404,528
Net income recognised directly in equity	直接確認於股東權益淨收入			
(Recognition)/release of net deferred tax liabilities in	遞延稅項負債淨額(確認)/回撥			
– Revaluation reserve on bank premises	–行址重估儲備	38(c)	**(5,998)**	(11,195)
– Investment revaluation reserve on available-for-sale financial assets	–可供出售金融資產投資重估儲備	38(h)	**16,485**	(109,777)
Revaluation surplus on bank premises transferred to investment properties	行址轉作投資物業所產生的重估盈餘	38(c)	**35,669**	69,444
Capital reserve on share-based transactions	以股份為基礎作交易產生的資本儲備	38(g)	**27,310**	22,067
Reversal upon disposal of available-for-sale financial assets	可供出售金融資產於出售時轉回	38(h)	**27,037**	(41,766)
Changes in fair value of available-for-sale financial assets	可供出售金融資產之公平價值變動	38(h)	**(421,425)**	653,701
Exchange and other adjustments	匯兌及其他調整	38(f), 38(h), 39	**482,720**	107,042
			161,798	689,516
Net profit for the year	年度內溢利			
Attributable to:	可歸屬於：			
Equity holders of the Group	集團股東	38(i)	**4,143,604**	3,434,511
Minority interests	少數股東權益	39	**77,545**	51,107
			4,221,149	3,485,618
Total recognised income and expenses for the year (of which HK$77,545,000 (2006: HK$51,107,000)) is attributable to minority interests)	年度內已確認的收入和支出(其中少數股東應佔權益港幣77,545,000元(2006年：港幣51,107,000元))		**4,382,947**	4,175,134
Dividends declared or approved during the year	年度內已宣佈或核准派發股息	38(i)	**(2,352,514)**	(2,072,519)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:	與集團股東進行資本交易所產生的股東權益變動：			
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	37, 38(a)	**154,555**	415,523
Shares issued in lieu of dividends	以股代息發行的股份	38(b)	**730,463**	599,825
Capital fee	資本費用	38(a)	**(135)**	(251)
			884,883	1,015,097
Movements in minority interests	少數股東權益變動			
Sale of interests in businesses to minority interests investors	出售商業權益予少數股東投資者	39	**49,697**	2,561
Purchase of interests in businesses from minority interests investors	向少數股東投資者購入商業權益	39	**(14,634)**	(29,268)
Reversal upon disposal of available-for-sale financial assets	於出售可供出售金融資產時轉回	39	**(149,196)**	-
Share of revaluation surplus of available-for-sale financial assets	應佔可供出售金融資產之重估盈餘	39	**-**	149,196
			(114,133)	122,489
Balance as at 31st December	於12月31日結餘		**30,445,912**	27,644,729

The notes on pages 106 to 223 form part of these accounts.

第106至223頁之附註屬本賬項之一部分。

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31st December, 2007　截至2007年12月31日止年度

		Notes 附註	2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
OPERATING ACTIVITIES	**經營業務活動**			
Profit for the year before taxation	年度內除稅前溢利		**5,184,992**	4,260,194
Adjustments for:	調整：			
Charge for impairment losses on loans and advances	貸款減值損失	11	**216,471**	243,848
Charge for/(Write back of) impairment allowances on held-to-maturity investments, available-for-sale financial assets and associates	持至到期投資、可供出售金融資產和聯營公司的減值準備／(回撥)		**310,907**	(37,532)
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**(91,653)**	(182,574)
Net loss on sale of held-to-maturity investments	出售持至到期投資淨虧損		**-**	17
Net profit on sale of available-for-sale financial assets, subsidiaries and associates	出售可供出售金融資產、附屬公司和聯營公司之淨溢利		**(1,073,287)**	(51,514)
Net (profit)/loss on sale of fixed assets	出售固定資產之淨(溢利)／虧損		**(570)**	8,273
Interest expense on loan capital, certificates of deposit and bonds issued	已發行借貸資本、存款證及債券利息支出		**1,115,170**	707,185
Depreciation on fixed assets	固定資產折舊	10, 31	**326,265**	299,074
Amortisation of intangible assets	無形資產攤銷	10	**2,490**	2,231
Impairment losses on goodwill	商譽減值損失		**-**	23,698
Write back of impairment losses on bank premises	行址減值損失回撥		**(132,530)**	(27,681)
Dividend income from available-for-sale financial assets	可供出售金融資產股息收入		**(62,909)**	(27,501)
Amortisation of premium/discount on certificates of deposit and loan capital issued	已發行存款證及借貸資本的溢價／折扣攤銷		**64,610**	-
Revaluation gain on certificates of deposit and loan capital issued	重估已發行存款證及已發行借貸資本盈餘		**85,809**	16,771
Valuation gains on investment properties	重估投資物業盈餘	31	**(292,998)**	(137,777)
Equity-settled share-based payment expenses	以股份為基礎作支付的費用		**27,310**	22,067
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**營運資金變動前的經營溢利**		**5,680,077**	5,118,779
(Increase)/decrease in operating assets:	經營資產(增)／減額：			
Placements with banks and other financial institutions with original maturity beyond three months	原本期限為3個月以上的銀行及其他金融機構存款		**(4,255,878)**	(867,011)
Trade bills	貿易票據		**(191,167)**	(7,833)
Trading assets	交易用途資產		**(2,007,592)**	(688,690)
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產		**(14,527)**	1,514,228
Advances to customers	客戶貸款		**(52,157,551)**	(27,424,381)
Advances to banks and other financial institutions	銀行及其他金融機構貸款		**(3,219,723)**	(29,989)
Held-to-maturity debt securities	持至到期債務證券		**(278,864)**	2,749,309
Available-for-sale financial assets	可供出售金融資產		**(4,809,035)**	(256,245)
Intangible assets	無形資產		**-**	(15,217)
Other accounts and accrued interest	其他賬項及應計利息		**(3,916,385)**	(2,501,018)
Deferred tax assets	遞延稅項資產		**(30,701)**	(700)
Increase/(decrease) in operating liabilities:	經營負債增／(減)額：			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘		**7,101,074**	18,172,986
Deposits from customers	客戶存款		**74,661,624**	33,133,134
Trading liabilities	交易用途負債		**1,429,506**	(994,404)
Other accounts and provisions	其他賬項及準備		**2,712,332**	1,132,006
Deferred tax liabilities	遞延稅項負債		**(90,185)**	(206,175)
Exchange adjustments	匯兑調整		**496,926**	(30,781)
NET CASH INFLOW FROM OPERATIONS	**經營活動現金流入淨額**		**21,109,931**	28,797,998
Income tax paid	所得稅			
Hong Kong profits tax paid	已付香港利得稅		**(393,828)**	(459,723)
Overseas profits tax paid	已付海外利得稅		**(305,775)**	(204,171)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	**源自經營業務活動之現金淨額**		**20,410,328**	28,134,104

		Notes 附註	2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
INVESTING ACTIVITIES	**投資活動**			
Dividends received from associates	收取聯營公司股息		**103,320**	21,897
Dividends received from available-for-sale equity securities	收取可供出售股份證券股息		**62,909**	27,501
Purchase of equity securities	購入股份證券		**(831,759)**	(1,655,473)
Proceeds from sale of equity securities	出售股份證券所得款項		**1,455,603**	140,925
Purchase of fixed assets	購入固定資產	*31*	**(924,359)**	(511,367)
Proceeds from disposal of fixed assets	出售固定資產所得款項		**14,793**	59,966
Purchase/increase in shareholding in associates	購入／增加聯營公司權益		**(1,735,210)**	(96,479)
Proceeds from disposal of associates	出售聯營公司所得款項		**579**	1,842
Purchase of subsidiaries	購入附屬公司	*43(a)*	**(38,266)**	(72,574)
Proceeds from sale of interests in a subsidiary	出售一間附屬公司權益所得款項		**455,686**	37
NET CASH USED IN INVESTING ACTIVITIES	**源自投資活動之現金淨額**		**(1,436,704)**	(2,083,725)
FINANCING ACTIVITIES	**融資活動**			
Ordinary dividends paid	支付普通股股息		**(1,622,051)**	(1,472,694)
Issue of ordinary share capital	發行普通股股本	*37, 38(a)*	**154,555**	415,523
Issue of loan capital	發行借貸資本		**9,255,365**	3,878,825
Redemption of loan capital	贖回借貸資本		**(3,906,775)**	(4,265,690)
Capital fee paid on increase in issued share capital	支付增加發行股本資本費用	*38(a)*	**(135)**	(251)
Issue of certificates of deposit	發行存款證		**9,654,541**	7,798,252
Redemption of certificates of deposit issued	贖回已發行存款證		**(4,619,894)**	(7,198,009)
Interest paid on loan capital	支付借貸資本利息		**(655,597)**	(399,797)
Interest paid on certificates of deposit issued	支付已發行存款證利息		**(224,252)**	(381,551)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	**源自／(用於)融資活動之現金淨額**		**8,035,757**	(1,625,392)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**現金及等同現金項目淨增額**		**27,009,381**	24,424,987
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	**於1月1日之現金及等同現金項目**	*43(c)*	**76,708,949**	52,283,962
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	**於12月31日之現金及等同現金項目**	*43(c)*	**103,718,330**	76,708,949
Cash flows from operating activities included:	源自經營業務活動的現金流量包括：			
Interest received	利息收入		**17,569,798**	13,861,533
Interest paid	利息支出		**11,600,649**	8,917,057
Dividend received	股息收入		**100,800**	44,227

The notes on pages 106 to 223 form part of these accounts.　第106至223頁之附註屬本賬項之一部分。

NOTES ON THE ACCOUNTS
賬項附註

1. PRINCIPAL ACTIVITIES 主要業務

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務、以及商務、企業及投資者服務。

2. SIGNIFICANT ACCOUNTING POLICIES 主要會計政策

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs"), and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Bank. The adoption of these new and revised HKFRSs did not result in significant changes to the Group's and the Bank's accounting policies applied in these accounts for the years presented.

(a) 符合指引聲明

本賬項乃按照香港會計師公會頒佈所有適用的《香港財務報告準則》(其統稱已包括個別適用的《香港財務報告準則》、《香港會計準則》及詮釋)，香港一般採用的會計原則及香港《公司條例》而編製。本賬項亦符合《香港聯合交易所有限公司證券上市規則》有關的披露規定。本集團採納的主要會計政策簡列如下。

香港會計師公會頒佈數項新增及經修訂的《香港財務報告準則》，並可於本年度集團及銀行的會計期被提早採納或生效。因採納該等新增及經修訂的《香港財務報告準則》，對於集團及銀行賬項所呈報之年度的會計政策未有重大影響。

(b) Basis of Preparation of the Accounts

The accounts for the year ended 31st December, 2007 comprise the Group and the Group's interest in associates.

The measurement basis used in the preparation of the accounts is historical cost except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, designated at fair value through profit or loss and available-for-sale (Note 2(f)(i)); and
- investment properties (Note 2(h)(ii))

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(b) 賬項編製基準

截至2007年12月31日止年度的賬項包括集團及其應佔聯營公司之權益。

除以下資產及負債是以公平價值列賬外，本賬項是以原值成本作為計量基準。有關詳情載列於下列會計政策：

- 分類作交易用途、指定通過損益以反映公平價值及可供出售的金融工具(附註2(f)(i))；及
- 投資物業(附註2(h)(ii))

按《香港財務報告準則》之要求，在編製賬項時，管理層須作判斷、估計及假設從而影響政策實施及資產和負債、及收入與支出之呈報金額。有關估計及假設乃按在既定情況下可合理地相信，根據過往之經驗及其他因素，作出判斷那些未能從其他來源確定的資產及負債的賬面值。實際結果可能與此等估計不儘相同。

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

有關估計及假設須持續檢討。若修訂只影響該修訂期，會計估計的修訂於該修訂期內確認；或如該修訂影響本期及未來會計期，則於修訂期及未來會計期確認。

Details of judgements made by management in the application of HKFRSs that have significant effect on the accounts and estimates with a significant risk of material adjustment in the next year are set out in Note 50.

在附註50內，已詳載管理層估計在實施《香港財務報告準則》對下年度的賬項及估計有重大影響引致可能產生重大調整的風險。

(c) Basis of Consolidation

(i) Subsidiaries and minority interests

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Bank, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of these interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meet the definition of a financial liability. They are presented in the consolidated balance sheet and consolidated summary statement of changes in equity within equity, separately from equity attributable to equity holders of the Group. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the net profit for the year between minority interests and equity holders of the Group.

In the Bank's balance sheet, its investments in subsidiaries are stated at cost less any impairment losses (Note 2(k)).

(ii) Associates

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets.

(c) 綜合基準

(i) 附屬公司及少數股東權益

本綜合賬項包括本銀行及其所有附屬公司截至各相關年度之12月31日止的賬項。附屬公司為集團所控制之實體。當集團有權決定該實體的財務及經營業務從而獲取利益，控制權被確認。在評估控制權時，現存並可行使的潛在投票權已計算在內。

一切重大的集團內部交易及結餘已於賬項綜合時抵銷。於年度內購入或出售的附屬公司，其業績是由購入日期開始或截至出售日期止(以適用者為準)計算入綜合賬項內。

無論是直接或間接透過附屬公司，少數股東權益是指非由銀行擁有的應佔附屬公司淨資產的權益部分，而集團未與該權益持有者達成任何附加協議，致令集團整體上對該等權益產生符合金融負債定義的法定義務。少數股東權益在綜合資產負債表及綜合股東權益轉變表內的股東權益列示，但與可歸屬於集團股東權益分開。少數股東權益佔集團年度內溢利在綜合損益賬賬面以分配為少數股東權益及可歸屬於集團股東權益形式呈報。

在本銀行的資產負債表中，附屬公司投資是以成本減除減值損失(附註2(k))列賬。

(ii) 聯營公司

聯營公司是指本集團或本銀行可對其管理發揮重大影響力，包括制定其財務及經營政策，但並不控制或共同控制其管理層。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本另按本集團於購入後應佔該聯營公司淨資產的轉變而調整。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

The consolidated profit and loss account reflects the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year in accordance with Notes 2(j) and 2(k).

綜合損益賬已反映本集團應佔購入聯營公司權益後年度除稅後之業績，及減除於附註2(j)及2(k)所述有關年度內聯營公司投資的商譽減值損失。

When the Group's share of losses exceeds its interest in the associates, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For these purposes, the Group's interest in the associate is the carrying amount of the investment under equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

除不超出本集團對該聯營公司所作具法律或推定義務或替該公司償付的承擔外，當本集團應佔該聯營公司的虧損超出本集團應佔該聯營公司之權益時，超出的虧損將不被確認，而本集團應佔該聯營公司之權益將被減值至零。因此，本集團應佔該聯營公司權益即按權益會計法計算投資賬面值，及實質上構成本集團應佔該聯營公司淨資產的長期權益。

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, except when unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

本集團與聯營公司交易而產生之未實現溢利及虧損，以本集團應佔該聯營公司之權益為限作沖銷。除非有證據顯示未實現虧損屬資產轉讓的減值損失，則須立即於損益賬內確認。

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(k)).

本銀行按照已收取股息計算應佔聯營公司業績。聯營公司投資是以成本減除減值損失(附註2(k))列賬。

(d) Translation of Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Hong Kong dollars using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences relating to investments at fair value through profit or loss and derivative financial instruments are included in gains less losses from trading securities or financial instruments designated at fair value through profit or loss. All other exchange differences relating to monetary items are presented as gains less losses from dealing in foreign currencies in the profit and loss account.

(d) 外幣換算

外幣交易按交易日的匯率折算為港幣。以外幣為單位的貨幣性資產及負債按結算日的匯率折算為港幣。匯兌差額則計入損益賬內。

以原值成本列賬但以外幣為單位的非貨幣性資產及負債按交易日的匯率折算為港幣。以公平值列賬的非貨幣性資產及負債按釐定其公平價值日的匯率折算。

有關通過損益以反映公平價值投資及衍生金融工具的匯兌差額分別包括於交易用途證券或指定通過損益以反映公平價值投資淨盈虧。其他有關貨幣性資產及負債的匯兌差額則於外幣買賣淨盈虧項下列示。

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1st January, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1st January, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

海外業務之業績按交易日相約的匯率折算為港幣。資產負債表項目，包括於2005年1月1日或以後因收購海外業務而在綜合時所產生的商譽，按結算日的匯率折算為港幣。產生的匯兌差額直接在股東權益內以一獨立組成部分確認。因於2005年1月1日以前收購海外業務而在綜合時所產生的商譽按收購海外業務日的匯率折算。

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

計算出售海外企業的損益包括截至出售日因該企業產生的累計兌換差額。

(e) Revenue Recognition

Provided it is probable that economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows.

(e) 收入確認

假設經濟利益有可能流向本集團及收入和支出(如適用)屬可靠計量的，在損益賬內確認收入的方法如下:

Interest income for all interest-bearing financial instruments, except those classified as held for trading or designated at fair value through profit or loss, are recognised as interest income in the profit and loss account on an accruals basis using the effective interest method.

除分類為持有作交易或指定通過損益以反映公平價值外，所有帶息金融工具的利息收入按有效利率方法於損益賬內以應計基準確認。

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

有效利率方法是一種計算攤銷成本及分配利息收入於相關期間的方法。有效利率是可準確將金融工具在預計年期內產生之未來現金支出或收入折算為現值，或在較短期內折算為該金融工具賬面值的利率(如適用)。當計算有效利率時，本集團在估計現金流須考慮金融工具的所有合約條款，但不包括未來信貸損失。有效利率組成部分的計算包括所有合約對手之間的費用及點子支出或收入、交易成本及其他所有溢價或折扣。

For impaired loans, the accrual of interest income based on the original terms of the loan is discontinued, but any increase in the present value of impaired loans due to the passage of time is reported as interest income.

就已減值貸款而言，根據貸款原本條款計算的應計利息收入終止，但因隨時間過去令致減值貸款之現值增加則視作利息收入。

Net income from financial instruments designated at fair value through profit or loss and net trading income comprises all gains and losses from changes in fair value (net of accrued coupon) of such financial assets and financial liabilities, together with dividend income attributable to those financial instruments.

指定通過損益以反映公平價值金融工具的淨收入及淨交易收入包括所有金融資產及金融負債之公平價值變動產生的盈虧(減除應計利息)，以及應歸屬於該等金融工具的股息收入。

Fee and commission income is recognised in the profit and loss account when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk is incurred and is accounted for as interest income.

服務費及佣金收入在有關服務提供時確認，但如服務費是為彌補持續為客戶提供一項服務的成本或承受風險而收取或費用性質為利息則除外。在此情況下，服務費在成本產生時或承受風險的會計期內確認為利息收入。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策 (續)

Origination or commitment fees received/paid by the Group which result in the creation or acquisition of a financial asset are deferred and recognised as an adjustment to the effective interest rate. If the commitment expires without the Group making a loan, the fee is recognised as revenue on a straight-line basis over the commitment period.

因本集團創造或購入金融資產而產生之始創或承擔服務費收入／支出須遞延及確認為有效利率之調整。如承擔期滿而本集團毋須貸款，該服務費按承擔期限以直線法確認為收入。

Finance income implicit in finance leases is recognised as interest income over the period of the lease so as to produce an approximately constant periodic rate of return of the outstanding net investment in the leases for each accounting period.

融資租賃隱含財務收入按租賃年期確認為利息收入，以令每個會計年度期間剩餘的淨租賃投資回報大致相同。

Rental income received under operating leases is recognised as other operating income in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivables. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

除非有更具代表性的基準衡量從租賃資產獲取利益的模式，其經營租賃之租金收入按該租期所涵蓋的年期以等額分期確認為其他經營收入。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨收款總額的組成部分。或有租金以該收入產生的會計期間列作收入。

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment is quoted ex-dividend.

非上市投資股息收入在股東收取權被確立時才予以確認。上市投資股息收入則在該投資的股價除息時才被確認。

(f) Financial Instruments

(i) Initial recognition

The Group classifies its financial instruments into different categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred. The categories are: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial instruments are measured initially at fair value, which normally will be equal to the transaction price plus, in case of a financial asset or financial liability not held at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or issue of the financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately.

The Group recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets is recognised using trade date accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities at fair value through profit or loss are recorded.

(f) 金融工具

(i) 初始確認

根據購入資產或招致負債之目的，於初始期本集團分類金融工具為不同種類。種類包括通過損益以反映公平價值、貸款和應收賬款、持至到期投資、可供出售金融資產及其他金融負債。

金融工具於初始期按公平價值計量，而公平值大致與交易價相同。如金融資產或金融負債不屬於通過損益以反映公平價值，則包括直接歸屬於購入之金融資產或發行金融負債的交易成本。通過損益以反映公平價值的金融資產或金融負債的交易成本立即支銷。

當本集團成為金融工具合約其中一方時確認為金融資產和金融負債。以有規律方式購買或出售金融資產按交易日會計法予以確認。該等金融資產及金融負債按通過損益以反映公平價值計算公平價值變動產生的盈利及虧損由該日起計算。

(ii) Categorisation

Fair value through profit or loss

This category comprises financial assets and financial liabilities held for trading, and those designated at fair value through profit or loss upon initial recognition, but excludes those investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured.

Trading financial instruments are financial assets or financial liabilities which are acquired or incurred principally for the purpose of trading, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Non-hedging derivatives are accounted for as trading instruments.

Financial instruments are designated at fair value through profit or loss upon initial recognition when:

- the assets or liabilities are managed, evaluated and reported internally on a fair value basis;
- the designation eliminates or significantly reduces an accounting mismatch which would otherwise arise;
- the asset or liability contains an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract; or
- the separation of the embedded derivatives from the financial instrument is not prohibited.

Financial assets and financial liabilities under this category are carried at fair value. Changes in the fair value are included in the profit and loss account in the period in which they arise. Upon disposal or repurchase, the difference between the net sale proceeds or the net payment and the carrying value is included in the profit and loss account.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than (a) those that the Group intends to sell immediately or in the near term, which will be classified as held for trading; (b) those that the Group, upon initial recognition, designates as at fair value through profit or loss or as available-for-sale; or (c) those where the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which will be classified as available-for-sale. Loans and receivables mainly comprise placements with banks and other financial institutions, trade bills and loans and advances to customers.

(ii) 分類

通過損益以反映公平價值

此類別包括持有作交易用途和初始被指定為通過損益以反映公平價值的金融資產及金融負債，但不包括沒有報價的股份證券投資，而其公平價值是不能夠可靠計量的。

作交易用途的金融工具包括購入金融資產或發行金融負債，主要是作短期出售或屬可辨別金融工具組合的一部分，該組合是整體管理的，及有證據顯示近期有短期出售以賺取利潤的模式。非對沖衍生工具視作交易工具。

在以下情況於初始確認為指定為通過損益以反映公平價值的金融工具:

- 該資產或負債是按內部公平值管理、評估及呈報；
- 該指定可抵銷或重大地減低可能產生的會計錯配；
- 該資產或負債包含嵌入衍生工具，而該嵌入衍生工具可重大地改變按合約產生的現金流；或
- 將嵌入衍生工具從金融工具內分開是不被禁止的。

屬於此類別的金融資產及金融負債按公平價值入賬。因公平價值變動產生之未實現盈利和虧損計入在期內發生的損益賬。於出售或重購時，出售所得或淨支付款項與賬面值的差額計入損益賬。

貸款和應收賬款

貸款和應收賬款為固定或可確定付款金額及沒有活躍市場報價的非衍生金融資產，但不包括(a)本集團有計劃於短期內出售而被區分為持有作交易用途；(b)於初始期已被本集團指定為通過損益以反映公平價值或可供出售；或(c)有可能本集團不能收回大部分初始投資，但不包括因信貸變壞的原因，將會分類為可供出售。貸款和應收賬款主要包括在銀行及其他金融機構的存款、貿易票據及客戶貸款。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

Securities classified as loans and receivables typically comprise securities issued by the same customers with whom the Group has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and the Group bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Group with the issuer. These securities include commercial paper, short term debentures and preference shares issued by the borrower.

分類為貸款和應收賬款的證券中，較具代表性的包括由客戶發行的證券，而該客戶是本集團在其批發銀行業務中有借貸關係的相同客戶。作出代替信貸之證券的投資決定與貸款的信貸審批程序相同，尤如本集團須承擔等同借款予同一客戶的風險。另外，回報及到期日條款普遍是透過本集團與客戶直接磋商。此類證券包括商業票據、短期債券及由借款人發行的優先股份。

Loans and receivables and securities classified as loans and receivables are carried at amortised cost using the effective interest method, less impairment losses, if any (Note 2(k)).

貸款和應收賬款及分類為貸款和應收賬款的證券按有效利率方法計算攤銷成本並減除減值損失(如適用)入賬(附註2(k))。

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity which the Group has the positive intention and ability to hold to maturity, other than (a) those that the Group, upon initial recognition, designates as at fair value through profit or loss or available-for-sale; and (b) those that meet the definition of loans and receivables.

持至到期投資

持至到期投資包括有固定或可確定付款金額及有固定期限的非衍生金融資產而本集團有明確意向和能力持至到期日，但不包括(a)本集團於初始已指定為通過損益以反映公平價值或可供出售，及(b)符合貸款和應收賬款之定義。

Held-to-maturity investments are carried at amortised cost using the effective interest method less impairment losses, if any (Note 2(k)).

持至到期投資採用有效利率方法計算攤銷成本並減除減值損失(如適用)入賬(附註2(k))。

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other three categories above. They include financial assets intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment.

可供出售金融資產

可供出售金融資產為被指定為可供出售的非衍生金融資產，或並非分類為以上三種類別的金融資產。它包括計劃作不定期限持有的金融資產，但可能因應流動資金之需要或市場環境轉變而出售。

Available-for-sale financial assets are carried at fair value except for investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less impairment losses, if any (Note 2(k)). Unrealised gains and losses arising from changes in the fair value are recognised directly in the investment revaluation reserve, except for foreign exchange gains and losses on monetary items such as debt securities which are recognised in the profit and loss account.

可供出售金融資產按公平值列賬，但不包括沒有活躍市場報價的股份證券而其公平值是不能夠可靠計量的，則按成本並減除減值損失(如適用)入賬(附註2(k))。除如債務證券的貨幣性項目所引致的外匯盈虧須在損益賬確認外，因公平價值變動而產生之未實現盈利及虧損直接在投資重估儲備內確認。

When the available-for-sale financial assets are sold, gains or losses on disposal include the difference between the net sale proceeds and the carrying value, and the accumulated fair value adjustments which are released from the investment revaluation reserve.

當出售可供出售金融資產時，出售盈虧包括出售所得款項與賬面值的差額，以及在投資重估儲備內的累計公平價值調整。

Other financial liabilities
Financial liabilities, other than trading liabilities and those designated at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iii) Fair value measurement principles
The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs.

If there is no publicly available latest traded price nor a quoted market price on a recognised stock exchange or a price from a broker/dealer for non-exchange-traded financial instruments or if the market for it is not active, the fair value of the instrument is estimated using valuation techniques that provide a reliable estimate of prices which could be obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date.

(iv) Derecognition
The Group derecognises a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership, have been transferred.

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expires.

The Group uses the weighted average method to determine realised gains and losses to be recognised in the profit and loss account on derecognition.

(v) Offsetting
Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet only where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(vi) Embedded derivatives
An embedded derivatives is a component of a hybrid (combined) instrument that includes both the derivative and a host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. The embedded derivatives are separated from the host contract and accounted for as a derivative when (a) the economic characteristics and risks of the embedded derivative are not closely related to the host contract; and (b) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the profit and loss account.

When the embedded derivative is separated, the host contract is accounted for in accordance with note (ii) above.

其他金融負債
不包括交易用途及通過損益以反映公平價值的金融負債，金融負債按有效利率方法計算攤銷成本入賬。

(iii) 計量公平價值之原則
金融工具的公平價值是於結算日根據其市場報價但未減除將來的估計出售成本。

如沒有公眾知悉的最後交易價格或在認可交易所的市場報價，或從經紀／交易員獲得屬於非交易所買賣的金融工具報價，又或該市場並不活躍，此工具的公平價值按估值模式估值，而該估值模式可根據市場實際交易提供可靠的估計價格。

當採用現金流折讓價格模式，估計將來現金流按管理層的最佳估計及採用的貼現率是在結算日適用於相同條款工具的市場利率。當採用其他價格模式時，輸入資料是在結算日的市場價格資料。

(iv) 終止確認
當從金融資產獲得現金流的法定權利屆滿或已將重大風險及回報擁有權同時轉移後，本集團終止確認金融資產。

當合約的義務已被履行、取消或期滿，本集團終止確認金融負債。

本集團採用加權平均法以釐定在終止確認時須在損益賬確認的已實現盈利和虧損。

(v) 抵銷
如具法定權利抵銷確認金額及計劃以淨額結算，或同時變賣資產以清償負債，金融資產和金融負債互相抵銷，而在資產負債內以淨額列示。

(vi) 嵌入衍生工具
嵌入衍生工具屬於一種混合(結合)式工具的組成部分，該工具包括衍生工具及一主合約，並可改變該結合式工具的現金流，其作用類似一張獨立的衍生工具。當(a)該嵌入衍生工具的經濟特性及風險與主合約並非緊密關連的；及(b)混合(結合)式工具並非按公平價值計量及將公平價值變動於損益賬內確認，嵌入衍生工具將與主合約分開並按衍生工具入賬。

當嵌入衍生工具被分開處理，主合約根據上述附註(ii)入賬。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(g) Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction and the hedge is effective, the gain or loss on the derivative financial instrument in relation to the hedged risk is recognised directly in equity.

(ii) Fair value hedge

A fair value hedge seeks to offset risks of changes in the fair value of an existing asset or liability that will give rise to a gain or loss being recognised in the profit and loss account.

The hedging instrument is measured at fair value, with fair value changes recognised in the profit and loss account. The carrying amount of the hedged item is adjusted by the amount of the changes in fair value of hedging instrument attributable to the risk being hedged. This adjustment is recognised in the profit and loss account to offset the effect of the gain or loss on the hedging instrument.

The Group currently does not use hedge accounting.

(h) Properties

(i) Bank premises are stated in the balance sheet at cost or at Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and accumulated impairment loss (Note 2(k)).

When a deficit arises on revaluation, it will be charged to the profit and loss account, to the extent that it exceeds the amount held in the bank premises revaluation reserve in respect of that same asset immediately prior to the revaluation; and when a surplus arises on revaluation, it will be credited to the profit and loss account, to the extent that a deficit on revaluation in respect of that same asset had previously been charged to the profit and loss account.

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80A of HKAS 16 "Property, Plant and Equipment" issued by the Hong Kong Institute of Certified Public Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(g) 對沖

(i) 現金流量對沖

當衍生金融工具被指定對沖已確認資產或負債的不既定現金流量，或是甚有可能發生及有法律約束力的預計交易，衍生金融工具產生的盈利和虧損與被對沖風險有關者在股東權益確認。

(ii) 公平價值對沖

公平價值對沖用作抵銷現行資產或負債因價格變動產生須確認在損益賬的盈利和虧損。

對沖工具按公平值入賬，而公平值的變動確認在損益賬。被對沖項目的賬面值按對沖工具所對沖之風險的價格變動予以調整。此調整確認在損益賬以抵銷對沖工具產生的盈利和虧損。

集團現行並未採用對沖會計法。

(h) 物業

(i) 行址是按成本或董事參照獨立專業評估作出的估值，減累計折舊及減值損失(附註2(k))於資產負債表列賬。

當重估出現虧損時，於損益賬撇銷的數額限於超過以往因重估相同行址而存入行址重估儲備的重估盈餘結餘；當重估出現盈餘時，記入損益賬的數額只限於以往因重估相同行址曾於損益賬支銷的重估虧損。

在編製此等賬項時，由於可採用香港會計師公會頒佈的《香港會計準則》第16號「物業、廠房及設備」第80A段所載的過渡條款，故行址並未在結算日重估至公平價值。

(ii) Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. Investment properties are valued annually by external independent valuation companies, having an appropriate recognised professional qualification and recent experience in the location and category of property being valued. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. No allowance has been made in the valuations for any charges, mortgages or amounts owing on the properties nor any expenses or taxation which may be incurred in effecting a sale.

Any gain or loss arising from a change in fair value is recognised in the income statement. Rental income from investment property is accounted for as described in Note 2(e).

When a bank property is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the bank property immediately prior to transfer and its fair value is recognised as a revaluation of bank premises as described in Note 2(h)(i).

If an investment property becomes owner-occupied, it is reclassified as bank premises and its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

A property interest under an operating lease is classified and accounted for as an investment property when the Group holds it to earn rentals or for capital appreciation or both. Any such property interest under an operating lease classified as an investment property is carried at fair value. Lease payments are accounted for as described in Note 2(l).

(iii) Profit or loss on disposal of bank premises and investment properties is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Any surplus that is included in the bank premises revaluation reserve of the related bank premises disposed is transferred to the general reserve.

(ii) 投資物業是持有用作賺取租金收益或資本增值(或二者皆是)的物業。投資物業按公平價值列賬。投資物業每年由外來獨立估價公司每年作估值，該公司擁有適當認可專業資格及對估值物業的所在地和類別有近期經驗。公平價值是根據市值，即於估價日由一願意買方及一願意賣方在經過合理推銷的情況下，及在知情的、謹慎的和沒有壓力下雙方同意該物業作公正交易的估計金額。估值並未計算任何抵押、按揭、物業欠款、及在出售時可能產生的費用或稅項。

因公平值變更而產生的損益在損益賬內確認。投資物業租金收入按附註2(e)所載計算。

當一項物業因其用途改變而須轉作投資物業時，如附註2(h)(i) 所載，該物業於轉賬日前的賬面值與公平價值之差額視作重估行址。

如一投資物業轉為自用，該物業須重新分類為行址。於重新分類日的公平值成為以後作會計用途的成本值。

集團以經營租賃方式持有用作租金收入或資本增值(或二者皆是)的物業權益分類為投資物業。此等以經營租賃方式持有的物業權益按公平價值列賬。租金支出按附註2(l)所載入賬。

(iii) 出售行址及投資物業的損益是以出售所得款項淨額與資產賬面值的差價計算，並在出售時於損益賬內確認。任何有關之重估行址盈餘於出售時從行址重估儲備撥入一般儲備內。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(i) Amortisation and Depreciation

(i) Bank premises

Freehold land is not amortised. Leasehold land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

Investment properties are not depreciated.

(ii) Other fixed assets

Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(j) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(k)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in the associates.

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in the profit and loss account.

On disposal of a cash generating unit, or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit and loss on disposal.

(k) Impairment of Assets

At each balance sheet date, the carrying amount of the Group's assets are reviewed to determine whether there is objective evidence of impairment. If internal and external sources of information indicate such evidence exists, the carrying amount is reduced to the estimated recoverable amount and an impairment loss is recognised in the profit and loss account.

(i) 攤銷及折舊

(i) 行址

永久業權之土地不予攤銷。用作經營租賃的租賃土地，而其公平價值是不能夠與租賃初始時已存在之建築物的公平價值分開計量，當作持有融資租賃入賬。租賃土地以直線法按租賃剩餘年期攤銷。建築物的成本或估值以直線法按其預計使用年限50年或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

投資物業是不予折舊。

(ii) 其他固定資產

其他固定資產是按成本減累計折舊於資產負債表列賬。此等資產的成本是以直線法按照由4年至20年不等的預計使用年限撇銷。

(j) 商譽

商譽即商業合併或投資聯營公司的成本超過本集團應佔被收購者的可辨別資產、負債及或有負債的公平淨值。

商譽按成本減累計減值損失列賬。商譽被分配為單一現金生產單位，並須每年作減值測試(附註2(k))。就聯營公司而言，商譽的賬面值已包括於聯營公司權益之賬面值內。

在商業合併或投資聯營公司時，若本集團應佔被收購者的可辨別資產、負債及或有負債的公平淨值高於成本價，超出的金額立即在損益賬確認。

在年度內出售單一現金生產單位或聯營公司，計算出售溢利時計入任何可歸屬購入商譽的金額。

(k) 資產減值損失

本集團須於結算日檢討資產的賬面值以判斷是否有客觀減值證據。如對內及對外資料來源均顯示減值證據存在，須減低賬面值至可收回金額，而減值損失於損益賬內確認。

(i) Loans and receivables

The impairment losses of loans and receivables are measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets.) Receivables with a short duration are not discounted if the effect of discounting is immaterial.

The total allowance for impairment losses consists of two components: individual impairment allowances, and collective impairment allowances.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The individual impairment allowance is based upon management's best estimate of the present value of the cash flows which are expected to be received discounted at the original effective interest rate. In estimating these cash flows, management makes judgements about the borrower's financial situation and the net realisable value of any underlying collateral or guarantees in favour of the Group. Each impaired asset is assessed on its own merits.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, the Group makes assumptions both to define the way the Group models inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the impairment allowances the Group makes depends on how well the Group can estimate future cash flows for individually assessed impairment allowances and the model assumptions and parameters used in determining collective impairment allowances. While this necessarily involves judgment, the Group believes that the impairment allowances on loans and advances to customers are reasonable and supportable.

All loans and receivables are reviewed and analysed periodically. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates that can be linked objectively to an event occurring after the write-down, will result in a change in the impairment allowances on loans and receivables and will be charged or credited to the profit and loss account. A reversal of impairment losses is limited to the loans and receivables' carrying amount that would have been determined had no impairment loss been recognised in prior years.

Where there is no reasonable prospect of recovery, the loan and the related interest receivables are written off.

(i) 貸款和應收賬款

貸款和應收賬款的減值損失，是根據資產賬面值及估計未來現金流按資產原本之有效利率(即於初始時確認該等資產之有效利率)折算為現值，以二者之差額計算。如果折算現值後的影響不大，不會折算短期應收賬款。

減值損失準備總額包括兩部分：個別減值準備，及整體減值準備。

本集團首先評估客觀減值證據是否個別存在於個別重大金融資產，及個別或整體存在於非個別重大金融資產。若本集團判斷客觀減值證據並不存在於個別評估金融資產，無論重大與否，本集團將有相同風險特性的金融資產歸類，及作整體減值評估。作個別減值評估的資產而減值損失須持續確認，其減值損失不會包括於整體減值準備內。

個別減值準備是根據管理層的最佳估計將可能收回之現金流按原本的有效利率折算為現值。在估計現金流時，管理層須判斷借款人的財政狀況及給予本集團的抵押品或擔保之可變現淨值。並須評估每宗減值資產的真正價值。

當評估所需的整體減值損失準備時，管理層須考慮的因素包括信貸質素、組合規模、信貸集中、及經濟因素。為求估計所需的準備，本集團根據過往之經驗和現時之經濟情況作假設以模擬潛在損失及判斷所需之輸入變數。

撥備的準確性，須視乎本集團能否在評估個別準備時準確估計交易對手的未來現金流及在判斷整體減值準備時所採用的假設模式及變數。雖然視乎判斷而定，本集團相信貸款損失準備是合理和足夠的。

所有貸款和應收賬款須定期作檢討及分析。在較後期間，任何因估計未來現金流的金額及時間與先前估計的有所轉變，而該轉變是可客觀地與撇銷後發生的事件有關連，從而導致減值損失準備亦需改變，該轉變會支銷或存入損益賬。減值損失之轉回只限於假設該貸款和應收賬款於往年從來未有確認減值損失的賬面值。

倘再無實際機會收回時，則貸款及相關的應收利息會被撇銷。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(ii) Held-to-maturity investments

Impairment on held-to-maturity investments is considered at both an individual and collective level. The individual impairment allowance is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at asset's original effective interest rate, where the effect of discounting is material.

All significant assets found not to be individually impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are then collectively assessed for impairment by grouping together financial assets with similar risk characteristics.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

(iii) Available-for-sale financial assets

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in the profit and loss account. The amount of the cumulative loss that is recognised in the profit and loss account is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in the profit and loss account.

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the equity securities and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset, where the effect of discounting is material.

Impairment losses recognised in the profit and loss account in respect of available-for-sale equity securities are not reversed through profit and loss account. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the profit and loss account.

(ii) 持至到期投資

持至到期投資之減值按個別及整體層面考慮。個別減值準備是根據資產賬面值及估計未來現金流按資產原本之有效利率折算為現值(當折算的效果是重大的),以二者之差額計算減值損失。

當重大資產毋須個別減值,則須為已發生而未被發現的減值作整體評估。非個別重大資產按相同風險特性歸類及作整體減值評估。

若在較後期間,減值損失的金額減少而該減少是可客觀地與確認減值損失後發生的事件有關連,減值損失轉回損益賬內。減值損失轉回損益賬的金額不能超過假設該資產於往年從來未有確認減值損失的賬面值。

(iii) 可供出售金融資產

當有客觀證據顯示可供出售金融資產已減值,已直接確認在股東權益內的累積虧損將被剔除,並於損益賬內確認。須於損益賬內確認累積虧損之金額,是購入價(減除任何本金償還及攤銷)與現時公平值二者之差額,再減除往年已於損益賬內確認的減值損失。

就按成本列賬之無報價可供出售股份證券而言,當折算的效果是重大的,減值損失按股份證券的賬面值及估計未來現金流按相同金融資產的現時市場回報率折算為現值,以二者之差額計算。

有關已確認可供出售股份證券的減值損失是不能轉回損益賬的。其後該資產之公平價值增加須直接在股東權益內確認。

就可供出售債務證券而言,如其後該資產之公平價值增加,而該增加是可客觀地與確認減值損失後發生的事件有關連,減值損失可轉回。在此情況下,轉回減值損失於損益賬內確認。

(iv) Other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property and equipment (other than properties carried at revalued amounts);
- investments in subsidiaries and associates;
- goodwill; and
- intangible assets

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(iv) 其他資產

在結算日，須檢討對內及對外資料來源以辨別以下資產是否有減值徵兆或，除商譽外，以往已確認之減值損失是否仍然存在或可能已經減少：

- 物業及設備(以重估金額列賬的物業除外)；
- 附屬及聯營公司投資；
- 商譽；及
- 無形資產

如任何此等徵兆存在，須估計該資產的可收回額。此外，就商譽而言，須每年估計可收回額以確定是否有減值徵兆。

可收回金額之計算

可收回金額是出售淨值及使用值二者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的税前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分地獨立於其他資產產生現金流量，其可收回金額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

減值損失之確認

當資產的賬面值或其所屬的現金生產單位超過可收回金額時，須於損益賬內確認減值損失。有關確認現金生產單位減值損失時，首先減低分配予現金生產單位(或其單位組別)之賬面值，其後再按比例減低在該單位(或其單位組別)其他資產的賬面值，但該資產的賬面值不可低過其個別公平值減出售成本或使用值(如可確定的話)。

減值損失之轉回

除商譽外的有關資產，如在用來釐定可收回金額的估計發生有利的變化，則減值損失會被轉回。商譽的減值損失不可轉回。

減值損失轉回只局限至該資產的賬面值，猶如該等減值損失從未在往年被確認。

減值損失轉回在該被確認的年度計入損益賬內。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(v) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS34, Interim financial reporting, in respect of the first six months of the year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the year. (Note 2(k)(i) to (iv))

Impairment losses recognised in an interim period in respect of goodwill and available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the year to which the interim period relates.

(v) 中期財務報告及減值

根據《香港聯合交易所有限公司上市規則》，集團須按《香港會計準則》第34號「中期財務報告」編制有關年度首6個月的中期財務報告。於中期期末，集團採用等同年末的減值測試、確認、及轉回標準。(附註2(k)(i)至(iv))

於中期期間確認有關商譽及按成本值入賬之可供出售股份證券的減值損失未有於下一期轉回。假設有關中期期間的減值評估於年末進行，就算是沒有確認損失，或損失屬輕微，皆採用以上相同處理方法。

(l) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held under finance leases

The amounts due from lessees in respect of finance leases are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases less unearned income. Revenue arising from finance leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the leased assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(iii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(l) 租賃資產

由承租人承擔擁有權的絕大部分相關風險及報酬的資產租賃列為融資租賃。出租人並未轉讓擁有權的所有風險及報酬的資產租賃列為經營租賃。

(i) 以融資租賃購入的資產

當本行為融資出租人時，按融資租賃而租出資產的投資淨額，即應收租金總額減未賺取收入，在資產負債表列作客戶貸款。來自融資租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(ii) 用作經營租賃的資產

當本集團以經營租賃方式租出資產，該資產根據其性質包括在資產負債表內，及按附註2(i)所載(如適用者)本集團的折舊會計政策計算折舊。減值損失是根據會計政策附註2(k)所載計算。來自經營租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(iii) 經營租賃費用

當本集團使用經營租賃資產，除非有其他更具代表性的基準以衡量從該等經營租賃資產獲得利益的模式，其租賃付款按該租賃期所涵蓋的會計年期以等額分期記入損益賬。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨付款的組成部分。或有租金在其產生的會計期內在損益賬扣除。

(m) Repossession of Assets

In the recovery of impaired loans and advances, the Group may take possession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in Note 2(k), impairment allowances for impaired loans and advances are maintained after taking into account the net realisable value of the collateral assets, usually resulting in a partial write-off of the loans and advances against impairment allowances. Repossessed assets are reported under other assets if it is highly probable that their carrying amount will be recovered through a sale transaction rather than through continuing use and the assets are available for sale in their present condition. Related loans and advances are then written off.

Repossessed assets are recorded at the lower of the amount of the related loans and advances and fair value less costs to sell at the date of exchange. They are not depreciated or amortised.

Impairment losses on initial classification and on subsequent remeasurement are recognised in the profit and loss account.

(n) Income Tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary difference, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing deductible temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

(m) 收回資產

在收回減值貸款時，本集團會通過法庭程序或借款人自願交出擁有權收回抵押品資產。根據本集團附註2(k)所載的會計政策，計算減值貸款之減值準備已顧及抵押品資產之可變現淨值，通常引致須在減值準備內撇銷部分貸款。如大有可能須透過變賣資產而不是持續使用資產，及該資產可在現況下出售，可收回資產視作其他資產列賬。有關貸款隨後撇銷。

收回資產按有關貸款的金額或公平值減除按現行匯率折算的出售成本二者之較低者入賬。收回資產毋須折舊或攤銷。

在初始分類及期後再計量引致的減值損失於損益賬確認。

(n) 所得稅

(i) 本年度所得稅包括本期及遞延稅項資產和負債的變動。除該項目應在股東權益內入賬的數額外，本期稅項及遞延稅項資產和負債的變動計入損益賬內。

(ii) 本期稅項為年度對應課稅收入按結算日已生效或基本上已生效的稅率計算的預計應付稅項，並已包括以往年度的應付稅項的任何調整。

(iii) 遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時性差異。遞延稅項資產也包括未使用的稅損及稅項抵免。

除了某些有限的例外情況外，所有遞延稅項負債及未來可能有應課稅溢利予以抵銷的遞延稅項資產均予確認。未來有應課稅溢利可支持由可扣稅之暫時性差異引致遞延稅項資產之確認，包括現存之應課稅暫時性差異的轉回，但該等差異須屬於同一稅務機關及應課稅實體，以及預計在同期內該可扣稅之暫時性差異轉回或在某些期限內由該遞延稅項資產產生的稅損可以收回或留存。相同標準應用在判斷現時可扣稅暫時性差異能否支持由未使用的稅損或稅免產生的遞延稅項資產確認，即如果是屬於同一稅務機關及應課稅實體，以及預計在某期間內因該稅損或稅免可使用而轉回時，會計入該等差異。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

在有限例外情況下，不確認遞延税項資產及負債的暫時性差異包括不可扣税的商譽、初始時已確認不影響會計及應課税溢利的資產或負債(須不是商業合併的一部分)、及有關投資附屬公司的暫時性差異，就應課税差異而言，不超過集團可控制該差異轉回的時間而該差異在可見將來不會轉回；而就可扣税差異而言，除非該差異在可見將來可以轉回。

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

確認遞延税項的金額是根據該資產及負債的賬面值之預期收回及結算的方式，按在結算日已生效或基本上已生效的税率計算。遞延税項資產及負債不作折讓。

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

於結算日，本行須重新檢視有關的遞延税項資產的賬面金額，對預期不再有足夠的應課税溢利以實現相關税務利益予以扣減。被扣減的遞延税項資產若於預期將來出現足夠的應課税溢利時，應予轉回。

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

由派發股息引起的額外所得税在有關股息的支付責任獲確立時確認。

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Bank or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(iv) 本期税項與遞延税項結餘及其變動之數額會分別列示而不會相互抵銷。本行或本集團只在有合法權利對本期税項資產及負債抵銷及符合以下附帶條件的情況下，才對本期及遞延税項資產及負債作出抵銷:

- 就本期税項資產及負債而言，本行或本集團計劃支付淨額或同時間收回資產及償還負債；或
- 有關的遞延税項資產及負債為同一税務機關對以下機構徵收所得税所產生:
  - 同一個應課税實體；或
  - 不同的應課税實體：在未來每一個預計實現重大遞延税項的期間，該實體計劃以淨額形式結算本期税項資產及負債或兩者同時收回及償還。

(o) Insurance Reserves and Provisions for Outstanding Claims

Insurance reserves, except those attributable to long term business, represent the proportion of retained premiums written in the year relating to the period of risk from 1st January in the following year to the subsequent date of expiry of policies which is carried forward as a provision for unearned premiums and calculated on a daily basis.

The insurance reserve of long term business is ascertained by actuarial valuation.

Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date, after deducting the amounts due from reinsurers. Provision has also been made for the estimated cost of servicing claims notified but not settled at the balance sheet date and to meet expenses on claims incurred but not reported at the balance sheet date.

These reserves and provisions are classified as other accounts and provisions.

(p) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Bank has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q) Employee Benefits

(i) Salaries, bonuses and leave benefits

Employee entitlements to salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are recognised when the absences occur.

(ii) Performance-related bonus plan

Liabilities for performance-related bonus plan, which are due wholly within twelve months after the balance sheet date, are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(o) 保險基金及未付索償準備

不包括長期業務部分,保險基金指年度內收取但已作保留的保金部分,而有關的風險是屬於下年度1月1日至保單到期日為止,該保留保金視作未賺取保費準備並按每日計算。

長期業務的保險基金是按精算估值。

本集團已就在結算日只已通知但未償付以及已發生但未匯報的索償,經扣除了分保人欠款,作出了充足的準備。此外,已就在結算日已通知但未償付的索償及已發生但未匯報索償而引致的估計費用作出了充足的準備。

此等基金及準備已列於其他賬項及準備。

(p) 準備及或然負債

當負債的限期或數額不確定,但有可能因過去事項構成法律或推定義務而付出經濟利益以償責任,並能對此作可靠估計,此負債便確認為準備。當金額的時間值屬重大的,準備金額須按估計清償負債支出的現值列賬。

倘可能不需要付出經濟利益,或不能對金額作可靠估計,除非付出的機會是極微,則此項責任會視作或然負債披露。如潛在義務的存在須視乎會否發生一項或多項未來事件才獲確定,除非付出經濟利益的機會是極微,此潛在義務亦視作或然負債披露。

(q) 僱員福利

(i) 薪酬、花紅及假期福利

僱員應享有的薪酬、年終花紅、有薪年假、旅行假期及其他同種類之非金錢性質福利於確立時確認。至結算日因僱員已提供服務而享有之年假所引致的估計負債已作撥備。

僱員應享有的病假及分娩假於發生時確認。

(ii) 表現獎勵花紅計劃

因僱員提供服務而本集團有現存法律或推定義務於結算日後12個月內須全數支付表現獎勵花紅計劃的負債,對此並能作可靠估計,便須予以確認為負債。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(iii) Retirement benefits

Retirement benefits are provided to eligible staff of the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. The employer's monthly contribution to both schemes are at a maximum of 10% of each employee's monthly salary.

The pension schemes covering all the Group's PRC and overseas employees are defined contribution schemes at various funding rates, and are in accordance with local practices and regulations.

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Group. Under the MPFEOS, the employer's contribution is not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Under the MPFS, the employer's contribution is reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(iv) Share based payments

The option exercise price is equal to the higher of:

(a) the closing price of the Bank's shares in the Stock Exchange's daily quotations sheet on the date of grant of the relevant options;

(b) an amount equivalent to the average closing price of the Bank's shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the relevant options; and

(c) the nominal value of the Bank's shares.

When the options are exercised, equity is increased by the amount of the proceeds received. The fair value of share options granted to employees is recognised as an expense in the profit and loss account with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date using the trinomial model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to those share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

(iii) 退休福利

本集團為其合資格的員工提供退休福利。香港員工可獲得強積金豁免的職業退休計劃或強制性公積金計劃的保障。此兩個計劃同時是定額供款計劃。僱主對兩項計劃的每月供款,上限是每位僱員月薪的10%。

本集團為所有國內及海外員工而設的退休計劃是定額供款計劃,供款率按當地慣例及規定而制定。

上述所有計劃的成本計算在相關期間的損益賬內。所有此類計劃的資產均與本集團的資產分開處理。強積金豁免的退休保障計劃中,僱主的供款不會因某些僱員於未完全享有僱主供款前離開計劃而有所減少。而強制性公積金計劃方面,僱主的供款則會因某些僱員於未完全享有僱主供款前離開計劃而減少。

(iv) 以股份為基礎作支付

認股權的行使價為以下三者之最高者:

(a) 於授出認股權當日本銀行股份在聯交所日報表的收市價;

(b) 相等於緊接授出有關認股權當日之前五個營業日,本銀行股份在聯交所日報表的平均收市價;及

(c) 本銀行股份的面值。

認股權行使價與相關股份於授予日的公平價值相同。當認股權被行使時,所得款項存入股東權益。授予僱員之認股權的公平價值於損益賬內確認為支出,而在股東權益賬內的資本儲備作相應的增加。公平價值乃採用三項式期權定價模式,按認股權授予日計算,並顧及授予認股權的條款。當僱員須符合歸屬期條件才可無條件享有該等認股權,估計公平價值總額在歸屬期內攤分入賬,並已考慮認股權歸屬的或然率。

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged or credited to the profit and loss account for the year of the review unless the original expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Bank's shares.

估計可歸屬認股權的數目須在歸屬期內作出檢討。除非原本支出符合資產確認之要求，任何已在往年確認的累積公平價值之調整須在檢討期內的損益賬支銷或回撥，並在資本儲備作相應調整。在歸屬日，除非因未能符合歸屬條件引致權利喪失純粹與本銀行股份的市價有關，確認為支出之金額按歸屬認股權的實際數目作調整(並在資本儲備作相應調整)。

The amount recognised in capital reserve is retained until either the option is exercised (when it is transferred to share premium) or the option expires (when it is released directly to retained profits).

確認在資本儲備內的金額會被保留，直至當認股權被行使時(轉入股份溢價)，或當認股權之有效期屆滿時(轉入留存溢利)。

(r) Related Parties

For the purposes of these accounts, a party is considered to be related to the Group if:

(i) The party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) The Group and the party are subject to common control;

(iii) The party is an associate of the Group;

(iv) The party is a member of key management personnel of the Group, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) The party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) The party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(r) 關聯人士

在編製本賬項時，與集團關聯人士是指：

(i) 該人士有能力直接或間接透過一個或多個中介人控制，或可發揮重大影響集團的財務及經營決策，或共同控制本集團；

(ii) 集團及該人士均受共同控制；

(iii) 該人士屬集團的聯營公司；

(iv) 該人士屬集團主要管理人員的成員、或屬個人的近親家庭成員、或受該等個人人士控制、或共同控制或重大影響的實體；

(v) 該人士如屬(i)所指的近親家庭成員或受該等個人人士控制、或共同控制或重大影響的實體；

(vi) 屬提供福利予集團或與集團關聯的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響，或受該個人影響，他們與該實體交易的家庭成員。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(s) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(s) 分部報告

一分部為集團可辨認的組成部份，而且從事提供服務所得的風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供服務(地區分部)。

本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

分部收入、支出、業績、資產和負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部的項目。除發生於集團企業內單一分部之間的集團內部結餘及交易外，分部收入、支出、資產及負債是包括集團內部結餘，而集團內部交易已經在賬項綜合時抵銷。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源的利益分配予業務及地區分部。業務間之轉移事項定價與給予外界人士的條款相同。

分部資本開支是用作收購估計可用期超過1年的分部資產(包括有形及無形)的總成本。

(t) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(t) 現金及等同現金項目

就編製現金流量表而言，現金及等同現金項目包括由購入日起少於3個月到期日的結餘，包括現金、銀行及其他金融機構結餘、國庫債券、及其他受較低風險影響價值及隨時可轉換成預知金額的合格票據及存款證。

3. CHANGES IN PRESENTATION – HONG KONG ACCOUNTING STANDARD 1 "PRESENTATION OF FINANCIAL STATEMENTS" 呈報方式之轉變－《香港會計準則》第1號「財務報表之呈報」

With effect from 2007 reporting, interest income and expense from trading financial assets and liabilities and financial instruments designated at fair value are reported under "Interest income" and "Interest expense" instead of "Net trading profits" and "Net result from financial instruments designated at fair value through profit or loss" respectively as in previous year. The change has been made principally to match the interest expense arising from non-trading liabilities that fund the trading book with the interest income from trading assets. This also facilitates the comparison of the Bank's net interest income and net interest margin with many peer banks in Hong Kong.

由2007年的報告起，來自持作交易用途的金融資產及負債，以及通過損益以反映公平價值之金融工具的利息收入和支出均於「利息收入」及「利息支出」項下列賬，而並非如往年分別於「交易溢利淨額」及「指定為通過損益以反映公平價值金融工具的淨表現」項下列賬。有關轉變主要令來自由交易賬融資的非交易負債之利息支出及來自交易用途資產之利息收入相配，亦方便本行之淨利息收入及淨息差與許多香港同業作出比較。

Comparative figures for 2006 have been reclassified to conform with the current year's presentation as follows:

以下2006年之比較數字已重新分類以符合期內之呈報方式：

		As previously reported 如前期報告 HK$'000 港幣千元	Increase/ (decrease) in the profit for the year 年度內溢利增加／(減少) HK$'000 港幣千元	As restated 重報 HK$'000 港幣千元
Interest income	利息收入	12,865,593	1,182,951	14,048,544
Interest expense	利息支出	7,999,958	1,049,786	9,049,744
Net interest income	淨利息收入	4,865,635	133,165	4,998,800
Net trading profits	交易溢利淨額	586,160	4,486	590,646
Net result from financial instruments designated at fair value through profit or loss	指定為通過損益以反映公平價值金融工具的淨表現	248,177	(137,651)	110,526
			–	

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Bank and the Group.

香港會計師公會頒佈了多項全新及經修訂的《香港財務報告準則》和詮釋，而此等全新及經修訂的《香港財務報告準則》和詮釋是可於銀行及集團本會計期內首先生效或可提早採納的。

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

該等發展對於財務報表中所呈報之年度適用的會計政策沒有重大轉變。但是，由於採納《香港財務報告準則》第7號「金融工具：披露」及經修訂之《香港會計準則》第1號「財務報表之呈報：資本披露」，若干額外之披露如下：

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 30, Disclosures in the financial statements of banks and similar financial institutions, and HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in Note 40.

由於採納《香港財務報告準則》第7號，跟按照以往《香港會計準則》第30號「銀行及相同財務機構的財務報表之披露」，及《香港會計準則》第32號「金融工具：披露及呈報」的資料披露要求比較，財務報表中包括有關集團的金融工具之重要性及性質及該等工具所引致之風險程度等的加強披露。此等披露在整份財務報表中出現，尤其是在附註40。

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Bank's and the Group's objectives, policies and processes for managing capital. These new disclosures are set out in Note 40(h).

經修訂之《香港會計準則》第1號介紹額外披露要求以提供有關資本程度及銀行及集團管理資本的目標、政策及程序的資料。此等新披露已詳載於附註40(h)。

Both HKRFS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

《香港財務報告準則》第7號及經修訂之《香港會計準則》第1號俱對分類、確認及計量確認於財務報表的金額均無重大影響。

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 51).

集團並未有採納任何於本會計期並未生效的新準則或詮釋(附註51)。

4. INTEREST INCOME 利息收入

		2007 HK$'000 港幣千元	2006 Restated 重報 HK$'000 港幣千元
Listed securities classified as held-to-maturity or available-for-sale	分類為持至到期或可供出售的上市證券	**154,401**	120,160
Trading assets	交易用途資產		
– listed	一上市	**3,570**	1,612
– unlisted	一非上市	**34,769**	32,998
Interest rate swaps	利率掉期合約	**769,635**	656,971
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值金融資產		
– listed	一上市	**152,117**	125,423
– unlisted	一非上市	**426,409**	365,947
Loans, deposits with banks and financial institutions, trade bills, and other unlisted securities that are not at fair value through profit or loss	非按通過損益以反映公平價值列賬的貸款、在銀行和其他金融機構的存款、貿易票據、及其他非上市證券	**16,768,411**	12,745,433
Total interest income	利息收入總額	**18,309,312**	14,048,544

Included above is interest income accrued on impaired financial assets of HK$29,473,000 (2006: HK$37,490,000) which includes interest income on effect of discounting of HK$7,953,000 (2006: HK$9,248,000) (Note 25(b)) for the year ended 31st December, 2007.

以上包括截至2007年12月31日止年度減值金融資產的應計利息港幣29,473,000元(2006年：港幣37,490,000元)，其中包括貸款減值損失之利息折扣轉回港幣7,953,000元(2006年：港幣9,248,000元)(附註25(b))。

5. INTEREST EXPENSE 利息支出

		2007 HK$'000 港幣千元	2006 Restated 重報 HK$'000 港幣千元
Customer deposits, deposits of banks and other financial institutions and certificates of deposit issued which are stated at amortised cost	按攤銷成本列賬的客戶存款、銀行及其他金融機構的存款及已發行存款證	**10,432,634**	7,871,506
Subordinated notes carried at amortised cost	按攤銷成本列賬的後償票據	**264,679**	126,681
Interest rate swaps	利率掉期合約	**917,981**	696,067
Financial instruments designated at fair value through profit or loss	指定為通過損益以反映公平價值金融工具	**712,333**	353,719
Other borrowings	其他借款	**4,515**	1,771
Total interest expense	利息支出總額	**12,332,142**	9,049,744

6. FEE AND COMMISSION INCOME 服務費及佣金收入

Fee and commission income arises from the following services: 源自下列服務的服務費及佣金收入：

		2007 HK$'000 港幣千元	2006 Restated 重報 HK$'000 港幣千元
Corporate services	企業服務	**753,098**	597,837
Loans, overdrafts and guarantees	貸款、透支及擔保	**386,737**	300,575
Credit cards	信用卡	**399,980**	307,475
Other retail banking services	其他零售銀行服務	**190,703**	140,683
Trade finance	貿易融資	**113,096**	110,713
Securities and brokerage	證券及經紀	**443,710**	205,594
Trust and other fiduciary activities	信託及其他代理業務	**83,390**	46,507
Others	其他	**237,333**	189,499
Total fee and commission income	服務費及佣金收入總額	**2,608,047**	1,898,883

7. NET TRADING PROFITS 交易溢利淨額

		2007 HK$'000 港幣千元	2006 Restated 重報 HK$'000 港幣千元
Profit on dealing in foreign currencies	外幣買賣溢利	**173,616**	146,222
Profit on trading securities	交易用途證券溢利	**851,966**	479,545
Profit/(loss) on other dealing activities	其他買賣活動溢利／(虧損)	**353,364**	(51,643)
Dividend income from listed trading securities	上市交易用途證券的股息收入	**37,891**	16,522
Total net trading profits	淨交易溢利總額	**1,416,837**	590,646

8. NET RESULT FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 指定為通過損益以反映公平價值金融工具的淨表現

		2007 HK$'000 港幣千元	2006 Restated 重報 HK$'000 港幣千元
Net (losses)/gains	淨(虧損)／盈利	**(1,154,461)**	110,322
Dividend income from listed securities	上市證券股息收入	**–**	204
		(1,154,461)	110,526

9. OTHER OPERATING INCOME 其他經營收入

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Dividend income from available-for-sale financial assets	可供出售金融資產股息收入		
– listed	一上市	**42,055**	12,856
– unlisted	一非上市	**20,854**	14,645
Rental from safe deposit boxes	保險箱租金收入	**88,023**	86,293
Net revenue from insurance activities	保險業務淨收入	**138,723**	51,809
Rental income on properties	物業租金收入	**72,640**	53,553
Others	其他	**75,051**	34,446
Total other operating income	其他經營收入總額	**437,346**	253,602

10. OPERATING EXPENSES 經營支出

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Contributions to defined contribution plan*	定額供款公積金供款*	**163,807**	127,460
Equity-settled share-based payment expenses	以股份為基礎作支付的費用	**27,310**	22,067
Salaries and other staff costs	薪金及其他員工成本	**2,276,673**	1,713,721
Total staff costs	員工成本總額	**2,467,790**	1,863,248
Premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出		
– Rental of premises	–物業租金	**288,093**	206,425
– Maintenance, repairs and others	–保養、維修及其他	**342,851**	275,489
Total premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出總額	**630,944**	481,914
Depreciation on fixed assets (Note 31)	固定資產折舊(附註31)	**326,265**	299,074
Amortisation of intangible assets (Note 30(b))	無形資產攤銷(附註30(b))	**2,490**	2,231
Other operating expenses	其他經營支出		
– Communications, stationery and printing	–通訊、文具及印刷	**233,448**	183,916
– Legal and professional fees	–法律及專業服務費用	**165,135**	122,125
– Advertising expenses	–廣告費用	**269,785**	158,011
– Business promotions and business travel	–業務推廣及商務旅遊	**81,808**	59,165
– Card related expenses	–有關信用卡支出	**59,687**	47,949
– Stamp duty, overseas and PRC** business taxes, and value added taxes	–印花稅、海外及中華人民共和國營業稅,及增值稅	**217,044**	100,142
– Insurance expenses	–保險費	**33,471**	13,342
– Bank charges	–銀行收費	**4,690**	3,633
– Administration expenses of secretarial business	–秘書業務的行政費用	**21,081**	14,367
– Membership fees	–會員費用	**6,000**	5,286
– Bank licence	–銀行牌照費	**4,716**	4,974
– Audit fee	–核數師酬金	**6,214**	5,160
– Donations	–捐款	**8,129**	15,915
– Others	–其他	**152,343**	84,908
Total other operating expenses	其他經營支出總額	**1,263,551**	818,893
Total operating expenses***	經營支出總額***	**4,691,040**	3,465,360

* Forfeited contributions totalling HK$7,138,000 (2006: HK$6,454,000) were utilised to reduce the Group's contribution during the year. There were no forfeited contributions available for reducing future contributions at the year end (2006: Nil).

** PRC denotes the People's Republic of China.

*** Included in operating expenses are direct operating expenses of HK$21,072,000 (2006: HK$11,949,000) in respect of investment properties which generated rental income during the year.

* 年內沒收之供款共港幣7,138,000元(2006年:港幣6,454,000元)已被用作減少集團的供款。於年結時並無任何被沒收而未應用之供款可用作減低將來之供款(2006年:無)。

*** 年度內經營支出包括有租金收益的投資物業直接引起的經營支出,金額為港幣21,072,000元(2006年:港幣11,949,000元)。

11. IMPAIRMENT LOSSES ON LOANS AND ADVANCES 貸款減值損失

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Net charge for impairment losses on loans and advances	貸款減值損失支銷淨額		
Individual impairment loss	個別減值損失		
– new provisions (Note 25(b))	—新撥備(附註25(b))	**345,896**	372,819
– releases	—回撥	**(87,724)**	(82,177)
– recoveries (Note 25(b))	—收回(附註25(b))	**(107,521)**	(84,837)
		150,651	205,805
Collective Impairment loss	整體減值損失		
– new provisions (Note 25(b))	—新撥備(附註25(b))	**68,455**	38,043
– releases (Note 25(b))	—回撥(附註25(b))	**(2,635)**	–
Net charge to profit and loss account	於損益賬支銷淨額	**216,471**	243,848

12. NET PROFIT ON SALE OF AVAILABLE-FOR-SALE FINANCIAL ASSETS 出售可供出售金融資產之淨溢利

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Net revaluation (loss)/gain transferred from reserves (Note 38(h))	由儲備轉撥的重估(虧損)／盈利淨額(附註38(h))	**(27,037)**	41,766
Profit arising in current year	年度內產生的溢利	**694,045**	8,232
		667,008	49,998

13. INCOME TAX 所得稅

(a) Taxation in the consolidated profit and loss account represents:

(a) 綜合損益賬內稅項指：

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Current tax – provision for Hong Kong Profits Tax	本期稅項－香港利得稅準備		
Tax for the year (Note 33(a))	本年度稅項（附註33(a)）	**265,175**	508,542
Write back of over-provision in respect of prior years	往年度撥備過剩回撥	**(7,641)**	(21,687)
		257,534	486,855
Current tax – overseas	本期稅項－海外		
Tax for the year	本年度稅項	**347,647**	241,627
Write back of over-provision in respect of prior years	往年度撥備過剩回撥	**(16,206)**	(12,336)
		331,441	229,291
Deferred tax (Note 33(b))	遞延稅項（附註33(b)）		
Origination and reversal of temporary differences	暫時性差異產生及轉回	**317,751**	33,229
Movements in the value of investment properties	投資物業價值之變動	**57,117**	25,201
		374,868	58,430
		963,843	774,576

The provision for Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year. Taxation for overseas branches and subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

香港利得稅準備是以本年度預計應課稅溢利按稅率17.5%(2006年：17.5%)計算。海外分行及附屬公司的稅款亦按其經營所在國家的現行稅率計算。

13.INCOME TAX (continued) 所得稅（續）

(b) Reconciliation between tax expense and accounting profit at applicable tax rates

(b) 實際稅項支出與會計溢利按適用稅率計算的稅項之對賬

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Profit before tax	除稅前溢利	**5,184,992**	4,260,194
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	按照在相關國家適用利得稅稅率計算除稅前溢利的名義稅項	**1,032,457**	782,512
Tax effect of non-deductible expenses	不可扣減支出的稅項影響	**228,336**	115,371
Tax effect of non-taxable revenue	毋須課稅收入的稅項影響	**(239,759)**	(82,690)
Tax effect of tax losses not recognised	未確認的稅損的稅項影響	**11,834**	24,332
Recognition of deferred tax assets on prior year tax losses	往年稅損確認為遞延稅項資產	**(7,734)**	(7,283)
Write back of over-provision in respect of prior years	往年度撥備過剩回撥	**(23,847)**	(34,023)
Tax benefits derived from leasing partnerships	源自合夥租賃的稅項利益	**(27,498)**	(23,393)
Others	其他	**(9,946)**	(250)
Actual tax expense	實際稅項支出	**963,843**	774,576

14.PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE GROUP 可歸屬於集團股東溢利

The consolidated profit attributable to equity holders of the Group includes a profit of HK$3,002,752,000 (2006: HK$3,014,390,000) which has been dealt with in the accounts of the Bank.

可歸屬於集團股東綜合溢利包括已計入本行賬項內的溢利港幣3,002,752,000元（2006年：港幣3,014,390,000元）。

Reconciliation of the above amount to the Bank's profit for the year

銀行年度內溢利與上述金額之對賬

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Amount of consolidated profit attributable to equity holders dealt with in the Bank's financial statements	已計入銀行財務報表之可歸屬於集團股東綜合溢利	**2,875,196**	2,892,617
Final dividends from subsidiaries and associates attributable to the profits of the previous financial year, approved and paid during the year	來自往年度附屬公司及聯營公司溢利之末期股息，並在年度內核准及派發	**127,556**	121,773
Bank's profit for the year	銀行年度內溢利	**3,002,752**	3,014,390

15. DIVIDENDS 股息

(a) Dividends attributable to the year

(a) 應屬本年度股息

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Interim dividend declared and paid of HK$0.48 per share on 1,568,758,481 shares (2006: HK$0.43 per share on 1,538,750,041 shares) (Note 38(i))	已宣派及支付1,568,758,481股每股港幣0.48元的中期股息(2006年：1,538,750,041股每股港幣0.43元)(附註38(i))	**753,004**	661,663
Final dividend paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of the Register of Members of the Bank, of HK$1.03 (2006: HK$0.93)	支付在結算日後及銀行股東登記截止日前根據認股計劃發行股份的上年度每股港幣1.03元的末期股息(2006年：每股港幣0.93元)	**2,864**	6,342
Final dividend proposed after the balance sheet date of HK$1.18 per share on 1,574,367,205 shares (2006: HK$1.03 per share on 1,550,142,050 shares)	在結算日後擬派的末期股息1,574,367,205股每股港幣1.18元(2006年：1,550,142,050股每股港幣1.03元)	**1,857,753**	1,596,646
		2,613,621	2,264,651

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

在結算日後的擬派末期股息並未於結算日確認為負債。

(b) Dividends attributable to the previous financial year, approved and paid during the year

(b) 於年度核准及支付屬上年度股息

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.03 per share on 1,550,142,050 shares (2006: HK$0.93 per share on 1,510,229,871 shares)	於年度核准及支付1,550,142,050股每股港幣1.03元的上年度末期股息(2006年：1,510,229,871股每股港幣0.93元)	**1,596,646**	1,404,514

16. EARNINGS PER SHARE 每股盈利

(a) Basic earnings per share

The calculation of basic earnings per share is based on earnings of HK$4,143,604,000 (2006: HK$3,434,511,000) and on the weighted average of 1,565,141,199 (2006: 1,533,741,133) ordinary shares outstanding during the year, calculated as follows:

(a) 每股基本盈利

每股基本盈利乃按照溢利港幣4,143,604,000元(2006年:港幣3,434,511,000元)及已發行普通股份的加權平均數1,565,141,199股(2006年:1,533,741,133股)計算。

Weighted average number of ordinary shares 普通股份的加權平均數

		2007 Number of Shares 股份數目	2006 Number of Shares 股份數目
Issued ordinary shares at 1st January	於1月1日的已發行普通股	**1,550,142,050**	1,502,313,852
Effect of share options exercised and shares issued in lieu of dividends	已行使認股權及以股代息發行新股的影響	**14,999,149**	31,427,281
Weighted average number of ordinary shares at 31st December	於12月31日普通股份的加權平均數	**1,565,141,199**	1,533,741,133

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on earnings of HK$4,143,604,000 (2006: HK$3,434,511,000) and on 1,574,625,151 (2006: 1,543,706,739) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

b) 每股攤薄盈利

每股攤薄盈利乃按照溢利港幣4,143,604,000元(2006年:港幣3,434,511,000元)及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,574,625,151股(2006年:1,543,706,739股)計算。

Weighted average number of ordinary shares (diluted) 普通股份的加權平均數(攤薄)

		2007 Number of Shares 股份數目	2006 Number of Shares 股份數目
Weighted average number of ordinary shares at 31st December	於12月31日普通股份的加權平均數	**1,565,141,199**	1,533,741,133
Effect of deemed issue of ordinary shares under the Bank's share option scheme for nil consideration	假設按認股權計劃發行但不計價款的普通股份之影響	**9,483,952**	9,965,606
Weighted average number of ordinary shares (diluted) at 31st December	於12月31日普通股份的加權平均數(攤薄)	**1,574,625,151**	1,543,706,739

17. DIRECTORS' REMUNERATION 董事酬金

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

根據香港《公司條例》第161條規定公佈董事酬金如下：

		Directors' fees 袍金 HK$'000 港幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物收益 HK$'000 港幣千元	Discretionary bonuses 酌情花紅 HK$'000 港幣千元	Share options 認股權 HK$'000 港幣千元	Retirement scheme contributions 退休計劃供款 HK$'000 港幣千元	2007 Total 總額 HK$'000 港幣千元
Chairman and Chief Executive	**主席兼行政總裁**						
Dr. The Hon. Sir David LI Kwok-po	李國寶爵士	330	7,938	15,311	9,544	732	33,855
Executive Directors	**執行董事**						
Mr. Joseph PANG Yuk-wing	彭玉榮先生	200	3,402	3,937	4,772	314	12,625
Mr. CHAN Kay-cheung	陳棋昌先生	66	1,185	1,282	1,063	102	3,698
Non-executive Directors	**非執行董事**						
Dr. LI Fook-wo	李福和博士	230	-	-	-	-	230
Mr. Aubrey LI Kwok-sing	李國星先生	260	-	-	-	-	260
Dr. William MONG Man-wai	蒙民偉博士	200	-	-	-	-	200
Tan Sri Dr. KHOO Kay-peng	丹斯里邱繼炳博士	200	-	-	-	-	200
Mr. Richard LI Tzar-kai	李澤楷先生	200	-	-	-	-	200
Mr. Eric LI Fook-chuen	李福全先生	280	-	-	-	-	280
Mr. Stephen Charles LI Kwok-sze	李國仕先生	200	-	-	-	-	200
Independent Non-executive Directors	**獨立非執行董事**						
Mr. WONG Chung-hin	黃頌顯先生	260	-	-	-	-	260
Dr. LEE Shau-kee	李兆基博士	230	-	-	-	-	230
Dr. Allan WONG Chi-yun	黃子欣博士	340	-	-	-	-	340
Mr. Winston LO Yau-lai	羅友禮先生	330	-	-	-	-	330
Mr. Thomas KWOK Ping-kwong	郭炳江先生	290	-	-	-	-	290
Mr. TAN Man-kou	陳文裘先生	260	-	-	-	-	260
Mr. Kenneth LO Chin-ming	駱錦明先生	260	-	-	-	-	260
		4,136	12,525	20,530	15,379	1,148	53,718

17. DIRECTORS' REMUNERATION (continued) 董事酬金(續)

		Directors' fees 袍金 HK$'000 港幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物收益 HK$'000 港幣千元	Discretionary bonuses 酌情花紅 HK$'000 港幣千元	Share options 認股權 HK$'000 港幣千元	Retirement scheme contributions 退休計劃供款 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元
Chairman and Chief Executive	**主席兼行政總裁**						
Dr. The Hon. Sir David LI Kwok-po	李國寶爵士	210	7,560	13,804	4,774	697	27,045
Executive Directors	**執行董事**						
Mr. Joseph PANG Yuk-wing	彭玉榮先生	100	3,241	3,549	2,387	299	9,576
Mr. CHAN Kay-cheung	陳棋昌先生	100	3,240	3,549	2,387	299	9,575
Non-executive Directors	**非執行董事**						
Dr. LI Fook-wo	李福和博士	110	–	–	–	–	110
Dr. The Hon. Simon LI Fook-sean	李福善博士	35	–	–	–	–	35
Mr. Aubrey LI Kwok-sing	李國星先生	120	–	–	–	–	120
Dr. William MONG Man-wai	蒙民偉博士	100	–	–	–	–	100
Tan Sri Dr. KHOO Kay-peng	丹斯里邱繼炳博士	100	–	–	–	–	100
Mr. Richard LI Tzar-kai	李澤楷先生	100	–	–	–	–	100
Mr. Eric LI Fook-chuen	李福全先生	115	–	–	–	–	115
Mr. Stephen Charles LI Kwok-sze	李國仕先生	67	–	–	–	–	67
Independent Non-executive Directors	**獨立非執行董事**						
Mr. WONG Chung-hin	黃頌顯先生	110	–	–	–	–	110
Dr. LEE Shau-kee	李兆基博士	110	–	–	–	–	110
Dr. Allan WONG Chi-yun	黃子欣博士	140	–	–	–	–	140
Mr. Winston LO Yau-lai	羅友禮先生	130	–	–	–	–	130
Mr. Thomas KWOK Ping-kwong	郭炳江先生	120	–	–	–	–	120
Mr. TAN Man-kou	陳文裘先生	110	–	–	–	–	110
Mr. Kenneth LO Chin-ming	駱錦明先生	110	–	–	–	–	110
		1,987	14,041	20,902	9,548	1,295	47,773

Included in the above remuneration, share options were granted to Executive Directors under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors and Note 36.

上述酬金包括執行董事根據本銀行的僱員認股計劃獲授予認股權。有關此等實物收益的詳情載於董事會報告書的「認股權資料」及賬項附註36內。

18. FIVE TOP-PAID EMPLOYEES 5名薪酬最高的僱員

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Salaries and other emoluments	薪金及其他酬金	**19,473**	17,842
Performance-related bonuses	表現獎勵花紅	**25,079**	24,653
Share options	認股權	**20,521**	11,935
Pension contributions	退休金供款	**1,631**	1,645
		66,704	56,075

The remuneration of the five top-paid employees is within the following bands:

5名薪酬最高的僱員的金額範圍如下：

	2007 Number of Employees 僱員人數	2006 Number of Employees 僱員人數
HK$ 港幣		
5,000,001 – 5,500,000	**–**	2
6,000,001 – 6,500,000	**1**	–
7,000,001 – 7,500,000	**2**	–
9,500,001 – 10,000,000	**–**	2
12,000,001 – 12,500,000	**1**	–
27,000,001 – 27,500,000	**–**	1
33,500,001 – 34,000,000	**1**	–

Included in the emoluments of the five top-paid employees were the emoluments of 2 (2006: 3) Directors. Their respective directors' emoluments have been included in Note 17 above.

5名薪酬最高的僱員中包括2位(2006年：3位)董事。他們的薪酬已包括於上述附註17。

19. SEGMENT REPORTING 分部報告

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料的匯報形式，故此採用此業務分部資料為基本報告形式。

(a) Business segments

The Group comprises the following main business segments:

(a) 業務分部

本集團經營以下主要業務分部：

Personal financial services includes branch operations, personal Internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

個人金融服務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款、信用卡業務及提供予個人客戶的私人銀行服務。

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, enterprise lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

投資銀行業務包括財資運作、股票經紀及買賣、及提供網上證券買賣服務。

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

企業服務包括公司秘書服務、證券登記及商業服務，及離岸企業及信託服務。

Other businesses include bancassurance, insurance business and property-related business.

其他業務包括銀行保險、保險業務及與地產有關的業務。

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

未分類的業務項目主要包括中央管理層、行址，以及其他未能合理分配予特定業務分部的業務。

		2007							
		Personal Financial Services 個人金融服務 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**								
Net interest income	淨利息收入	1,995,869	2,970,132	980,371	1,099	30,655	(956)	-	5,977,170
Other operating income from external customers	源自外界客戶的其他經營收入	1,055,931	445,808	308,100	758,393	238,623	29,488	-	2,836,343
Inter-segment income	分部間之交易收入	-	-	-	-	-	157,540	(157,540)	-
Operating income	經營收入	3,051,800	3,415,940	1,288,471	759,492	269,278	186,072	(157,540)	8,813,513
Operating expenses	經營支出	(1,897,765)	(1,327,492)	(570,291)	(440,999)	(221,836)	(232,657)	-	(4,691,040)
Inter-segment expenses	分部間之交易支出	(126,482)	(16,385)	(7,093)	-	(1,320)	(6,260)	157,540	-
Operating profit before impairment losses	未扣除減值損失之經營溢利	1,027,553	2,072,063	711,087	318,493	46,122	(52,845)	-	4,122,473
(Charge for)/Write back of impairment losses on loans and advances	貸款減值(損失)/回撥	(42,747)	(172,399)	309	(4,913)	3,279	-	-	(216,471)
Write back of impairment losses on bank premises	行址減值損失回撥	-	-	-	-	-	132,530	-	132,530
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	可供出售金融資產、持至到期投資及聯營公司之減值損失	-	-	(310,908)	-	-	-	-	(310,908)
Operating profit after impairment losses	已扣除減值損失後之經營溢利	984,806	1,899,664	400,488	313,580	49,401	79,685	-	3,727,624
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	出售固定資產、可供出售金融資產、持至到期投資及附屬公司/聯營公司之溢利	-	-	1,073,162	-	125	(570)	-	1,072,717
Valuation gains on investment properties	重估投資物業盈利	-	-	-	-	292,998	-	-	292,998
Share of profits less losses of associates	應佔聯營公司溢利減虧損	3,058	34,419	51,606	-	2,716	(146)	-	91,653
Profit before taxation	除稅前溢利	987,864	1,934,083	1,525,256	313,580	345,240	78,969	-	5,184,992
Depreciation for the year	年度內折舊	(128,488)	(73,555)	(26,290)	(14,108)	(8,191)	(75,633)	-	(326,265)
Segment assets	分部資產	56,900,852	159,795,691	151,171,404	1,105,656	8,218,409	1,013,585	-	378,205,597
Investments in associates	聯營公司投資	54,810	2,261,030	133,111	-	343,429	689	-	2,793,069
Unallocated assets	未分類資產	-	-	-	-	-	12,979,994	-	12,979,994
Total assets	資產總額	56,955,662	162,056,721	151,304,515	1,105,656	8,561,838	13,994,268	-	393,978,660
Segment liabilities	分部負債	171,180,610	114,689,983	55,646,549	126,496	2,677,047	-	-	344,320,685
Unallocated liabilities	未分類負債	-	-	-	-	-	5,559,844	-	5,559,844
Loan capital	借貸資本	-	-	-	-	-	13,652,219	-	13,652,219
Total liabilities	負債總額	171,180,610	114,689,983	55,646,549	126,496	2,677,047	19,212,063	-	363,532,748
Capital expenditure incurred during the year	年度內資本開支	48,365	400,157	225,953	55,421	16,963	445,311	-	1,192,170

19. SEGMENT REPORTING (continued) 分部報告(續)

(a) Business segments (continued) (a) 業務分部(續)

2006 Restated 重報

		Personal Financial Services 個人金融服務 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**								
Net interest income	淨利息收入	2,124,203	1,940,619	920,208	459	15,000	(1,689)	-	4,998,800
Other operating income from external customers	源自外界客戶的其他經營收入	686,041	347,143	814,793	598,820	101,011	17,704	-	2,565,512
Inter-segment income	分部間之交易收入	-	-	-	-	-	149,168	(149,168)	-
Operating income	經營收入	2,810,244	2,287,762	1,735,001	599,279	116,011	165,183	(149,168)	7,564,312
Operating expenses	經營支出	(1,542,398)	(844,678)	(338,201)	(359,794)	(159,783)	(220,506)	-	(3,465,360)
Inter-segment expenses	分部間之交易支出	(121,253)	(15,584)	(5,832)	-	(1,006)	(5,493)	149,168	-
Operating profit before impairment losses	未扣除減值損失之經營溢利	1,146,593	1,427,500	1,390,968	239,485	(44,778)	(60,816)	-	4,098,952
(Charge for)/Write back of impairment losses on loans and advances	貸款減值(損失)/回撥	(31,052)	(212,784)	1,588	(1,789)	189	-	-	(243,848)
Write back of impairment losses on bank premises	行址減值損失回撥	-	-	-	-	-	27,681	-	27,681
Write back of impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	可供出售金融資產、持至到期投資及聯營公司減值損失回撥	-	24,560	12,972	-	-	-	-	37,532
Impairment losses on goodwill	商譽減值損失	-	-	-	-	(23,698)	-	-	(23,698)
Operating profit after impairment losses	已扣除減值損失後之經營溢利	1,115,541	1,239,276	1,405,528	237,696	(68,287)	(33,135)	-	3,896,619
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	出售固定資產、可供出售金融資產、持至到期投資及附屬公司/聯營公司之溢利	-	-	49,981	-	1,493	(8,250)	-	43,224
Valuation gains on investment properties	重估投資物業盈利	-	-	-	-	137,777	-	-	137,777
Share of profits less losses of associates	應佔聯營公司溢利減虧損	1,822	31,061	98,744	-	51,964	(1,017)	-	182,574
Profit before taxation	除稅前溢利	1,117,363	1,270,337	1,554,253	237,696	122,947	(42,402)	-	4,260,194
Depreciation for the year	年度內折舊	(112,438)	(57,630)	(22,259)	(14,019)	(7,297)	(85,431)	-	(299,074)
Segment assets	分部資產	54,999,355	113,727,008	109,300,351	898,940	4,982,267	1,134,481	-	285,042,402
Investments in associates	聯營公司投資	42,885	513,925	168,044	-	351,049	835	-	1,076,738
Unallocated assets	未分類資產	-	-	-	-	-	8,083,177	-	8,083,177
Total assets	資產總額	55,042,240	114,240,933	109,468,395	898,940	5,333,316	9,218,493	-	294,202,317
Segment liabilities	分部負債	143,750,674	65,775,116	41,133,198	85,386	2,168,122	-	-	252,912,496
Unallocated liabilities	未分類負債	-	-	-	-	-	5,490,777	-	5,490,777
Loan capital	借貸資本	-	-	-	-	-	8,154,315	-	8,154,315
Total liabilities	負債總額	143,750,674	65,775,116	41,133,198	85,386	2,168,122	13,645,092	-	266,557,588
Capital expenditure incurred during the year	年度內資本開支	76,343	167,049	151,904	84,430	5,326	136,785	-	621,837

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, by the location of the branches of the Bank responsible for reporting the results or booking the assets.

(b) 地區分部

按地區分部之資料是根據附屬公司的主要業務所在地點，或就本銀行而言，則按負責報告業績或將資產入賬之分行地點予以劃分。

2007

		Hong Kong 香港 HK$'000 港幣千元	People's Republic of China 中華人民共和國 HK$'000 港幣千元	Other Asian Countries 其他亞洲國家 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**						
Operating income	經營收入	**5,938,320**	**2,391,248**	**445,839**	**577,675**	**(539,569)**	**8,813,513**
Profit before taxation	除稅前溢利	**3,568,133**	**1,226,445**	**228,848**	**161,566**	**–**	**5,184,992**
Total assets	資產總額	**288,114,930**	**111,710,551**	**19,471,974**	**29,968,188**	**(55,286,983)**	**393,978,660**
Total liabilities	負債總額	**261,011,370**	**101,516,320**	**16,608,561**	**26,037,239**	**(41,640,742)**	**363,532,748**
Contingent liabilities and commitments	或然負債及承擔	**52,062,834**	**14,431,120**	**7,045,384**	**5,196,962**	**–**	**78,736,300**
Capital expenditure during the year	年度內資本開支	**249,797**	**617,492**	**237,984**	**86,897**	**–**	**1,192,170**

2006

		Hong Kong 香港 HK$'000 港幣千元	People's Republic of China 中華人民共和國 HK$'000 港幣千元	Other Asian Countries 其他亞洲國家 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**						
Operating income	經營收入	5,755,931	1,289,963	363,274	621,172	(466,028)	7,564,312
Profit before taxation	除稅前溢利	3,069,261	721,226	237,587	232,120	–	4,260,194
Total assets	資產總額	236,848,380	64,224,867	20,502,975	23,972,200	(51,346,105)	294,202,317
Total liabilities	負債總額	209,971,501	63,287,825	19,620,135	20,252,609	(46,574,482)	266,557,588
Contingent liabilities and commitments	或然負債及承擔	41,683,215	9,775,953	6,509,521	4,256,031	–	62,224,720
Capital expenditure during the year	年度內資本開支	311,143	180,747	31,605	98,342	–	621,837

20. CASH AND BALANCES WITH BANKS AND OTHER FINANCIAL INSTITUTIONS (NOTE 43(c))
現金及在銀行和其他金融機構的結存(附註 43(c))

		The Group 集團		The Bank 銀行	
		2007	2006	2007	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cash in hand	現金	**824,377**	605,104	**632,373**	584,536
Balances with central banks	在中央銀行的結存	**6,938,702**	2,133,118	**128,477**	2,049,110
Balances with banks and other financial institutions	在銀行和其他金融機構的結存	**6,423,622**	5,579,524	**2,372,297**	5,438,467
		14,186,701	8,317,746	**3,133,147**	8,072,113

21. PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS
在銀行及其他金融機構的存款

		The Group 集團		The Bank 銀行	
		2007	2006	2007	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Placements with banks and authorised institutions	在銀行及認可金融機構的存款	**92,929,703**	65,753,545	**82,966,941**	64,995,721
Placements with other financial institutions	在其他金融機構的存款	**1,774,190**	1,110,500	**156,013**	1,110,500
		94,703,893	66,864,045	**83,122,954**	66,106,221
Maturing	到期期限				
– within one month	–1個月內	**65,361,139**	49,407,915	**56,568,807**	48,858,054
– between one month and one year	–1個月至1年內	**29,342,754**	17,456,130	**26,554,147**	17,248,167
		94,703,893	66,864,045	**83,122,954**	66,106,221

22. TRADE BILLS 貿易票據

		The Group 集團		The Bank 銀行	
		2007	2006	2007	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross trade bills	貿易票據總額	**811,630**	620,463	**469,557**	620,463

There was no movement of impairment allowances for 2007.

2007年度沒有減值準備變動。

Movement of impairment allowances for 2006

2006年減值準備變動

		The Group 集團		The Bank 銀行	
		Individual 個別	**Collective 整體**	**Individual 個別**	**Collective 整體**
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
At 1st January	於1月1日	–	43	–	43
Provisions released back to profit and loss account	撥回損益賬的準備	**(1,094)**	(45)	**(1,094)**	(45)
Recoveries (Note 11)	收回額(附註11)	**1,094**	–	**1,094**	–
Exchange adjustments	匯兌調整	–	2	–	2
At 31st December	於12月31日	–	–	–	–

23. TRADING ASSETS 交易用途資產

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券（包括外匯基金票據）	**1,194,530**	497,915	**1,194,530**	497,915
Debt securities	債務證券	**17,598**	161,153	**17,598**	161,153
Equity securities	股份證券	**1,808,604**	1,350,059	**1,744,460**	1,321,766
Investment funds	投資基金	**274,137**	265,990	**274,137**	265,990
Trading securities	交易用途證券	**3,294,869**	2,275,117	**3,230,725**	2,246,824
Positive fair values of derivatives (Note 42(b))	衍生工具的正公平值（附註42(b)）	**1,551,733**	662,417	**1,390,053**	653,059
		4,846,602	2,937,534	**4,620,778**	2,899,883
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**1,194,530**	497,915	**1,194,530**	497,915
Public sector entities	公營機構	**18,746**	161,153	**18,746**	161,153
Banks and other financial institutions	銀行及其他金融機構	**545,990**	700,158	**533,068**	698,366
Corporate entities	企業實體	**1,524,270**	901,673	**1,473,048**	875,172
Other entities	其他實體	**11,333**	14,218	**11,333**	14,218
		3,294,869	2,275,117	**3,230,725**	2,246,824
Analysed by place of listing:	按上市地區分析：				
Listed in Hong Kong	在香港上市	**1,626,429**	1,177,448	**1,562,284**	1,149,155
Listed outside Hong Kong	在香港以外地區上市	**211,106**	201,555	**211,106**	201,555
		1,837,535	1,379,003	**1,773,390**	1,350,710
Unlisted	非上市	**1,457,334**	896,114	**1,457,335**	896,114
		3,294,869	2,275,117	**3,230,725**	2,246,824

24. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
指定為通過損益以反映公平價值的金融資產

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Certificates of deposit held	持有的存款證	**49,600**	95,685	**49,600**	95,685
Debt securities	債務證券	**8,608,406**	8,546,958	**8,591,753**	8,517,854
Equity securities	股份證券	**-**	836	**-**	836
		8,658,006	8,643,479	**8,641,353**	8,614,375
Issued by:	發行機構:				
Central governments and central banks	中央政府和中央銀行	**-**	39,123	**-**	39,123
Public sector entities	公營機構	**184,082**	134,845	**184,082**	134,845
Banks and other financial institutions	銀行及其他金融機構	**1,096,044**	1,149,969	**1,087,630**	1,129,002
Corporate entities	企業實體	**7,377,880**	7,319,542	**7,369,641**	7,311,405
		8,658,006	8,643,479	**8,641,353**	8,614,375
Analysed by place of listing:	按上市地區分析:				
Listed in Hong Kong	在香港上市	**1,754,988**	1,364,389	**1,754,988**	1,364,389
Listed outside Hong Kong	在香港以外地區上市	**796,090**	1,408,981	**779,437**	1,383,725
		2,551,078	2,773,370	**2,534,425**	2,748,114
Unlisted	非上市	**6,106,928**	5,870,109	**6,106,928**	5,866,261
		8,658,006	8,643,479	**8,641,353**	8,614,375

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS 客戶貸款及其他賬項

(a) Advances to customers and other accounts

(a) 客戶貸款及其他賬項

			The Group 集團		The Bank 銀行	
			2007	2006	**2007**	2006
			HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
(i)	Advances to customers	客戶貸款	**218,183,900**	166,178,102	**134,858,062**	160,163,418
	Less: Impairment allowances	減:減值準備				
	– Individual	–個別	**(263,649)**	(254,014)	**(78,948)**	(160,096)
	– Collective	–整體	**(432,791)**	(443,874)	**(331,995)**	(431,676)
			217,487,460	165,480,214	**134,447,119**	159,571,646
(ii)	Other accounts	其他賬項				
	Advances to banks and other financial institutions*	銀行及其他金融機構貸款*	**5,673,832**	2,454,109	**209,163**	2,454,109
	Notes and bonds	債券	**262,351**	344,076	**257,982**	339,720
	Certificates of deposit held	持有的存款證	**39,003**	38,890	**39,003**	38,890
	Accrued interest	應計利息	**1,912,092**	1,172,578	**1,413,304**	1,112,116
	Bankers acceptances	銀行承兌匯票	**1,425,323**	422,022	**309,190**	417,057
	Other accounts	其他賬項	**8,637,260**	5,219,124	**5,016,023**	3,761,209
			17,949,861	9,650,799	**7,244,665**	8,123,101
	Less: Impairment allowances	減:減值準備				
	– Individual	–個別	**(24,969)**	(26,118)	**–**	–
	– Collective	–整體	**(6,523)**	(8,229)	**–**	–
			17,918,369	9,616,452	**7,244,665**	8,123,101
			235,405,829	175,096,666	**141,691,784**	167,694,747

* The above advances to banks and other financial institutions include:–

(a) Receivables from reverse repurchase agreements under which the Group and the Bank obtain securities on terms which permit them to re-pledge or resell securities to others in the absence of default. At 31st December, 2007, the fair value of financial assets accepted as collateral that the Group is permitted to sell or re-pledge under such terms is HK$1,274,722,000 (2006: HK$483,339,000).

(b) Statutory reserve deposits with a central bank of HK$3,666,160,000 (2006: HK$548,944,000).

* 以上銀行及其他金融機構貸款包括:

(a) 返售回購協議之應收賬款,根據該協議本集團及本銀行可獲得抵押品及依條款在沒有違約之情況下可重新抵押或重售抵押品予其他人士。於2007年12月31日,根據該條款本集團可重售或重新抵押的抵押品之公平價值為港幣1,274,722,000元(2006年:港幣483,339,000元)。

(b) 在一間中央銀行的法定儲備存款港幣3,666,160,000元(2006年:港幣548,944,000元)。

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項(續)

(b) Impairment allowances against advances and other accounts for 2007 (b) 2007年貸款及其他賬項之減值準備

The Group 集團

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	254,014	443,874	26,118	8,229	280,132	452,103
New provisions charged to profit and loss account (Note 11)	損益賬內支銷的新準備(附註11)	335,527	68,455	10,369	-	345,896	68,455
Net provisions released back to profit and loss account (Note 11)	撥回損益賬的準備淨額(附註11)	(182,894)	-	(4,398)	(2,635)	(187,292)	(2,635)
Amounts written off	撇銷額	(246,465)	(86,917)	(7,504)	-	(253,969)	(86,917)
Recoveries (Note 11)	收回額(附註11)	107,255	-	266	-	107,521	-
Additions through acquisition of subsidiaries	購入附屬公司的增置	-	-	-	837	-	837
Effect of discounting (Note 4)	折扣計算的效果(附註4)	(7,953)	-	-	-	(7,953)	-
Exchange adjustments	匯兑調整	4,165	7,379	118	92	4,283	7,471
At 31st December	於12月31日	263,649	432,791	24,969	6,523	288,618	439,314

The Bank 銀行

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	160,096	431,676	-	-	160,096	431,676
New provisions charged to profit and loss account	損益賬內支銷的新準備	251,310	102,121	-	-	251,310	102,121
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(153,285)	-	-	-	(153,285)	-
Amounts written off	撇銷額	(241,151)	(83,660)	-	-	(241,151)	(83,660)
Recoveries	收回額	80,052	-	-	-	80,052	-
Transfer to The Bank of East Asia (China) Limited	轉入東亞銀行(中國)有限公司	(17,147)	(121,612)	-	-	(17,147)	(121,612)
Effect of discounting	折扣計算的效果	(4,922)	-	-	-	(4,922)	-
Exchange adjustments	匯兑調整	3,995	3,470	-	-	3,995	3,470
At 31st December	於12月31日	78,948	331,995	-	-	78,948	331,995

(b) Impairment allowances against advances and other accounts for 2006

(b) 2006年貸款及其他賬項之減值準備

The Group集團

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	295,575	478,995	28,570	9,943	324,145	488,938
New provisions charged to profit and loss account (Note 11)	損益賬內支銷的新準備(附註11)	366,669	39,926	6,150	–	372,819	39,926
Net provisions released back to profit and loss account (Note 11)	撥回損益賬的準備淨額(附註11)	(153,220)	–	(3,452)	(1,838)	(156,672)	(1,838)
Amounts written off	撇銷額	(337,840)	(80,059)	(5,580)	–	(343,420)	(80,059)
Recoveries (Note 11)	收回額(附註11)	83,539	–	204	–	83,743	–
Additions through acquisition of subsidiaries	購入附屬公司的增置	–	–	92	–	92	–
Effect of discounting (Note 4)	折扣計算的效果(附註4)	(9,248)	–	–	–	(9,248)	–
Exchange adjustments	匯兑調整	8,539	5,012	134	124	8,673	5,136
At 31st December	於12月31日	254,014	443,874	26,118	8,229	280,132	452,103

The Bank銀行

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	204,122	471,854	–	–	204,122	471,854
New provisions charged to profit and loss account	損益賬內支銷的新準備	361,822	34,818	–	–	361,822	34,818
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(151,384)	–	–	–	(151,384)	–
Amounts written off	撇銷額	(336,735)	(80,058)	–	–	(336,735)	(80,058)
Recoveries	收回額	82,809	–	–	–	82,809	–
Effect of discounting	折扣計算的效果	(9,100)	–	–	–	(9,100)	–
Exchange adjustments	匯兑調整	8,562	5,062	–	–	8,562	5,062
At 31st December	於12月31日	160,096	431,676	–	–	160,096	431,676

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項(續)

(c) Advances to customers – by industry sectors
The analysis of gross advances to customers and the percentage of secured advances by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

(c) 客戶貸款－按行業分類
按行業分類的客戶貸款總額及有抵押貸款的百分比是按照香港金融管理局所採用的類別和定義。

		2007		2006	
		Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率	Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率
The Group	集團				
Loans for use in Hong Kong	在香港使用的貸款				
Industrial, commercial and financial	工商金融				
– Property development	–物業發展	9,079,949	66.41	6,422,770	45.69
– Property investment	–物業投資	26,023,323	87.04	20,464,978	96.48
– Financial concerns	–金融企業	1,931,675	76.71	1,865,472	82.54
– Stockbrokers	–股票經紀	659,071	99.60	258,562	77.62
– Wholesale and retail trade	–批發與零售業	1,469,007	50.12	1,322,504	47.75
– Manufacturing	–製造業	1,934,455	48.35	1,884,745	51.30
– Transport and transport equipment	–運輸與運輸設備	4,344,681	70.36	4,118,384	73.72
– Recreational activities	–娛樂活動	285,273	90.81	316,426	88.17
– Information technology	–資訊科技	4,608	38.89	3,321	0.00
– Others	–其他	9,672,652	72.40	6,711,510	64.02
– Sub-total	–小計	55,404,694	77.27	43,368,672	77.54
Individuals	個人				
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	–購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	1,040,884	100.00	1,117,688	100.00
– Loans for the purchase of other residential properties	–購買其他住宅物業的貸款	36,245,144	99.68	36,956,206	99.52
– Credit card advances	–信用卡貸款	2,619,066	0.00	2,409,027	0.00
– Others	–其他	5,449,772	70.57	4,728,035	70.37
– Sub-total	小計	45,354,866	90.43	45,210,956	91.18
Total loans for use in Hong Kong	在香港使用的貸款總額	100,759,560	83.20	88,579,628	84.50
Trade finance	貿易融資	3,713,849	57.09	3,464,619	58.44
Loans for use outside Hong Kong*	在香港以外使用的貸款*	113,710,491	72.67	74,133,855	66.08
Total advances to customers	客戶貸款總額	218,183,900	77.27	166,178,102	75.74

* Loans for use outside Hong Kong includes the following loans for use in the PRC.

* 在香港以外使用的貸款包括以下在中華人民共和國使用的貸款。

		2007		2006	
		Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率	Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率
Property development	物業發展	11,399,331	72.07	4,915,208	49.61
Property investment	物業投資	22,048,674	92.58	14,640,487	90.51
Wholesale and retail trade	批發與零售業	11,275,846	84.46	3,977,583	73.58
Manufacturing	製造業	7,417,408	47.35	6,019,503	38.22
Others	其他	27,173,366	59.45	16,603,585	57.16
		79,314,625	72.90	46,156,366	65.88

		2007		2006	
		Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率	Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率
The Bank	銀行				
Loans for use in Hong Kong	在香港使用的貸款				
Industrial, commercial and financial	工商金融				
– Property development	–物業發展	**8,967,432**	**67.25**	6,285,172	46.69
– Property investment	–物業投資	**25,939,167**	**87.00**	20,464,979	96.48
– Financial concerns	–金融企業	**1,931,275**	**76.73**	1,734,376	81.25
– Stockbrokers	–股票經紀	**659,071**	**99.60**	258,562	77.62
– Wholesale and retail trade	–批發與零售業	**1,457,111**	**49.72**	1,322,504	47.75
– Manufacturing	–製造業	**1,934,455**	**48.35**	1,884,745	51.30
– Transport and transport equipment	–運輸與運輸設備	**4,344,681**	**70.36**	4,118,384	73.72
– Recreational activities	–娛樂活動	**285,273**	**90.81**	316,426	88.17
– Information technology	–資訊科技	**4,608**	**38.89**	3,322	0.00
– Others	–其他	**9,454,248**	**71.76**	6,711,508	64.02
– Sub-total	–小計	**54,977,321**	**77.30**	43,099,978	77.72
Individuals	個人				
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	–購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	**1,040,885**	**100.00**	1,117,688	100.00
– Loans for the purchase of other residential properties	–購買其他住宅物業的貸款	**36,220,418**	**99.68**	36,956,206	99.52
– Credit card advances	–信用卡貸款	**2,619,066**	**0.00**	2,409,027	0.00
– Others	–其他	**5,317,777**	**71.35**	4,717,943	70.52
– Sub-total	–小計	**45,198,146**	**90.58**	45,200,864	91.20
Total loans for use in Hong Kong	在香港使用的貸款總額	**100,175,467**	**83.29**	88,300,842	84.62
Trade finance	貿易融資	**3,353,034**	**54.92**	3,325,615	56.91
Loans for use outside Hong Kong*	在香港以外使用的貸款*	**31,329,561**	**58.35**	68,536,961	63.47
Total advances to customers	客戶貸款總額	**134,858,062**	**76.79**	160,163,418	75.00

* Loans for use outside Hong Kong includes the following loans for use in the PRC.

* 在香港以外使用的貸款包括以下在中華人民共和國使用的貸款。

		2007		2006	
		Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率	Gross Advances 貸款總額 HK$'000 港幣千元	% of secured advances 有抵押貸款的百分比 % 百分率
Property development	物業發展	**1,381,023**	**9.95**	4,915,208	49.61
Property investment	物業投資	**824,008**	**96.36**	14,640,487	90.51
Wholesale and retail trade	批發與零售業	**–**	**0.00**	3,977,583	73.58
Manufacturing	製造業	**672,629**	**13.92**	6,019,503	38.22
Others	其他	**1,869,645**	**0.00**	16,603,585	57.16
		4,747,305	**21.59**	46,156,366	65.88

25.ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項(續)

(c) Advances to customers – by industry sectors (continued)
Individually impaired loans and individual and collective impairment allowances in respect of industry sectors which constitute 10% or more of total advances to customers are as follows:

(c) 客戶貸款－按行業分類(續)
以下按行業分類並佔客戶貸款總額百分之十或以上的貸款中，已個別減值的貸款，個別及整體減值準備如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
(i) Property development	(i) 物業發展				
a. Individually impaired loans	a. 已個別減值的貸款	**305,029**	232,655	**181,235**	95,058
b. Individual impairment allowance	b. 個別減值準備	**90,493**	92,249	**–**	54
c. Collective impairment allowance	c. 整體減值準備	**34,771**	29,180	**22,914**	28,457
d. Provision charged to profit and loss	d. 於損益賬支銷的準備	**47**	47,797	**47**	47,797
e. Written off	e. 撇銷	**–**	45,785	**–**	45,785
(ii) Property investment	(ii) 物業投資				
a. Individually impaired loans	a. 已個別減值的貸款	**23,173**	55,307	**12,616**	37,551
b. Individual impairment allowance	b. 個別減值準備	**173**	170	**59**	170
c. Collective impairment allowance	c. 整體減值準備	**88,967**	94,971	**58,977**	88,148
d. Provision charged to profit and loss	d. 於損益賬支銷的準備	**366**	3,806	**59**	3,806
e. Written off	e. 撇銷	**318**	3,373	**–**	3,373
(iii) Loans for purchase of residential properties	(iii) 購買其他住宅物業的貸款				
a. Individually impaired loans	a. 已個別減值的貸款	**188,831**	254,380	**165,805**	254,380
b. Individual impairment allowance	b. 個別減值準備	**6,184**	14,267	**6,065**	14,267
c. Collective impairment allowance	c. 整體減值準備	**25,016**	33,121	**18,132**	31,528
d. Provision charged to profit and loss	d. 於損益賬支銷的準備	**6,965**	9,281	**6,766**	9,220
e. Written off	e. 撇銷	**6,323**	11,563	**6,323**	11,534

(d) Advances to customers – by geographical areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

(d) 減值客戶貸款－按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。

The Group 集團
2007

		Total advances to customers 客戶貸款總額 HK$'000 港幣千元	Advances overdue for over three months 逾期3個月以上的客戶貸款 HK$'000 港幣千元	Impaired advances to customers 減值客戶貸款 HK$'000 港幣千元	Individual impairment allowance 個別減值準備 HK$'000 港幣千元	Collective impairment allowance 整體減值準備 HK$'000 港幣千元
Hong Kong	香港	123,538,991	296,281	622,504	147,893	264,981
People's Republic of China	中華人民共和國	62,517,654	113,790	333,820	86,789	83,517
Other Asian Countries	其他亞洲國家	10,339,650	56,330	89,668	27,893	60,438
Others	其他	21,787,605	1,251	195,895	1,074	23,855
Total	總額	218,183,900	467,652	1,241,887	263,649	432,791
% of total advances to customers	佔客戶貸款總額的百分比			0.57%		
Market value of security held against impaired advances to customers	有抵押減值貸款抵押品市值			3,647,073		

The Group 集團
2006

		Total advances to customers 客戶貸款總額 HK$'000 港幣千元	Advances overdue for over three months 逾期3個月以上的客戶貸款 HK$'000 港幣千元	Impaired advances to customers 減值客戶貸款 HK$'000 港幣千元	Individual impairment allowance 個別減值準備 HK$'000 港幣千元	Collective impairment allowance 整體減值準備 HK$'000 港幣千元
Hong Kong	香港	105,270,368	361,260	786,086	171,264	272,508
People's Republic of China	中華人民共和國	35,322,858	57,202	275,942	10,749	81,187
Other Asian Countries	其他亞洲國家	9,090,413	103,149	198,818	70,278	59,639
Others	其他	16,494,463	1,690	33,342	1,723	30,540
Total	總額	166,178,102	523,301	1,294,188	254,014	443,874
% of total advances to customers	佔客戶貸款總額的百分比			0.78%		
Market value of security held against impaired advances to customers	有抵押減值貸款抵押品市值			2,340,517		

25. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項(續)

(d) Advances to customers – by geographical areas (continued)

(d) 客戶貸款－按區域分類(續)

The Bank 銀行

2007

		Total advances to customers 客戶貸款總額 HK$'000 港幣千元	Advances overdue for over three months 逾期3個月以上的客戶貸款 HK$'000 港幣千元	Impaired advances to customers 減值客戶貸款 HK$'000 港幣千元	Individual impairment allowance 個別減值準備 HK$'000 港幣千元	Collective impairment allowance 整體減值準備 HK$'000 港幣千元
Hong Kong	香港	**104,081,610**	**205,721**	**442,514**	**49,628**	**236,955**
People's Republic of China	中華人民共和國	**8,521,325**	**2,069**	**188,739**	**1,427**	**23,205**
Other Asian Countries	其他亞洲國家	**9,510,687**	**56,079**	**89,417**	**27,893**	**59,512**
Others	其他	**12,744,440**	**156**	**176,804**	**-**	**12,323**
Total	總額	**134,858,062**	**264,025**	**897,474**	**78,948**	**331,995**
% of total advances to customers	佔客戶貸款總額的百分比			**0.67%**		
Market value of security held against impaired advances to customers	有抵押減值貸款抵押品市值			**2,281,988**		

The Bank 銀行

2006

		Total advances to customers 客戶貸款總額 HK$'000 港幣千元	Advances overdue for over three months 逾期3個月以上的客戶貸款 HK$'000 港幣千元	Impaired advances to customers 減值客戶貸款 HK$'000 港幣千元	Individual impairment allowance 個別減值準備 HK$'000 港幣千元	Collective impairment allowance 整體減值準備 HK$'000 港幣千元
Hong Kong	香港	104,955,072	361,260	648,489	79,069	272,230
People's Republic of China	中華人民共和國	35,316,294	57,202	275,942	10,749	81,187
Other Asian Countries	其他亞洲國家	9,090,413	103,149	198,818	70,278	59,639
Others	其他	10,801,639	509	5,009	-	18,620
Total	總額	160,163,418	522,120	1,128,258	160,096	431,676
% of total advances to customers	佔客戶貸款總額的百分比			0.70%		
Market value of security held against impaired advances to customers	有抵押減值貸款抵押品市值			2,309,813		

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis. The above information by countries or geographical areas are derived according to the location of the counterparties after taking into account any transfer of risk.

減值貸款是個別出現客觀減值證據而須個別評估的貸款。以上按國家或區域分類的資料，是根據交易對手的所在地並已顧及轉移風險因素。

There were no impaired advances to banks and other financial institutions as at 31st December, 2007 and 31st December, 2006, nor were there any individual impairment allowances made for them on these two dates.

於2007年12月31日及2006年12月31日，銀行及其他金融機構的貸款中並無減值貸款，亦無就該等貸款提撥個別減值準備。

(e) Advances to customers – Net investment in finance leases

Advances to customers include net investment in equipment leased under finance leases. The total minimum lease payments receivable under finance leases and their present values at the year end are as follows:

(e) 客戶貸款－融資租賃的淨投資額

客戶貸款包括以融資租賃形式租出的設備。根據融資租賃應收的最低租賃付款總額，及其現值如下：

		The Group and The Bank 集團及銀行					
		2007			2006		
		Present value of the minimum lease payments 最低租賃付款現值 HK$'000 港幣千元	**Interest income relating to future periods 相關未來利息收入 HK$'000 港幣千元**	**Total minimum lease payments 最低租賃付款總額 HK$'000 港幣千元**	Present value of the minimum lease payments 最低租賃付款現值 HK$'000 港幣千元	Interest income relating to future periods 相關未來利息收入 HK$'000 港幣千元	Total minimum lease payments 最低租賃付款總額 HK$'000 港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	**1,086,905**	**202,657**	**1,289,562**	981,767	222,438	1,204,205
After one year but within five years	1年以後至5年內	**1,433,710**	**400,942**	**1,834,652**	1,281,289	494,641	1,775,930
After five years	5年以後	**1,900,091**	**631,882**	**2,531,973**	1,920,007	848,158	2,768,165
		4,420,706	**1,235,481**	**5,656,187**	4,183,063	1,565,237	5,748,300
Less: Individual impairment allowances	減：個別減值準備	**(3,591)**			(3,867)		
Net investment in finance leases	融資租賃的淨投資額	**4,417,115**			4,179,196		

The net investment in finance leases is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

融資租賃的淨投資額被視作應收賬計入資產負債表，但並無應計未來相關的利息收入。

26. AVAILABLE-FOR-SALE FINANCIAL ASSETS 可供出售金融資產

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券 (包括外匯基金票據)	**2,868,626**	4,221,416	**2,837,560**	4,190,581
Certificates of deposit held	持有的存款證	**807,061**	943,306	**765,536**	934,346
Debt securities	債務證券	**6,797,749**	3,274,524	**5,682,244**	2,711,545
Equity securities	股份證券	**1,601,851**	3,398,552	**1,248,204**	2,231,997
Investment funds	投資基金	**142,208**	164,399	**74,480**	33,066
		12,217,495	12,002,197	**10,608,024**	10,101,535
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**2,914,152**	4,344,171	**2,857,703**	4,280,311
Public sector entities	公營機構	**2,336,964**	220,749	**2,297,332**	163,881
Banks and other financial institutions	銀行及其他金融機構	**4,076,627**	5,058,286	**3,616,244**	3,944,250
Corporate entities	企業實體	**2,586,100**	2,214,163	**1,601,267**	1,680,027
Other entities	其他實體	**303,652**	164,828	**235,478**	33,066
		12,217,495	12,002,197	**10,608,024**	10,101,535
Analysed by place of listing:	按上市地區分析：				
Listed in Hong Kong	在香港上市	**1,024,760**	2,771,512	**760,222**	1,556,460
Listed outside Hong Kong	在香港以外地區上市	**2,548,630**	1,949,661	**1,618,961**	1,462,927
		3,573,390	4,721,173	**2,379,183**	3,019,387
Unlisted	非上市	**8,644,105**	7,281,024	**8,228,841**	7,082,148
		12,217,495	12,002,197	**10,608,024**	10,101,535

27. HELD-TO-MATURITY INVESTMENTS 持至到期投資

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券（包括外匯基金票據）	**66,793**	84,044	**66,793**	38,069
Certificates of deposit held	持有的存款證	**1,625,065**	1,614,028	**701,688**	867,558
Debt securities	債務證券	**9,111,158**	8,551,287	**8,046,384**	7,429,249
		10,803,016	10,249,359	**8,814,865**	8,334,876
Less: Impairment allowances	減：減值準備	**(41,967)**	-	**(41,967)**	-
		10,761,049	10,249,359	**8,772,898**	8,334,876
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**5,411,301**	5,417,161	**5,407,422**	5,351,748
Public sector entities	公營機構	**664,054**	746,137	**544,159**	625,158
Banks and other financial institutions	銀行及其他金融機構	**3,507,330**	2,881,767	**2,050,808**	1,587,625
Corporate entities	企業實體	**1,178,364**	1,204,294	**770,509**	770,345
		10,761,049	10,249,359	**8,772,898**	8,334,876
Analysed by place of listing:	按上市地區分析：				
Listed in Hong Kong	在香港上市	**193,792**	80,663	**174,123**	52,819
Listed outside Hong Kong	在香港以外地區上市	**2,129,581**	1,773,409	**1,695,566**	1,312,375
		2,323,373	1,854,072	**1,869,689**	1,365,194
Unlisted	非上市	**8,437,676**	8,395,287	**6,903,209**	6,969,682
		10,761,049	10,249,359	**8,772,898**	8,334,876
Market value:	市值:				
Listed securities	上市證券	**2,330,403**	1,847,348	**1,881,528**	1,365,449
Unlisted securities	非上市證券	**8,462,504**	8,269,760	**6,914,067**	6,830,620
		10,792,907	10,117,108	**8,795,595**	8,196,069

Movement of impairment allowances 減值準備的變動

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
At 1st January	於1月1日	**-**	30,887	**-**	30,887
Charge for/(Write back) to profit and loss	在損益賬內支銷／(回撥)	**41,967**	(12,972)	**41,967**	(12,972)
Write off	撇銷	**-**	(20,178)	**-**	(20,178)
Exchange adjustments	匯兌調整	**-**	2,263	**-**	2,263
At 31st December	於12月31日	**41,967**	-	**41,967**	-

28. INVESTMENTS IN SUBSIDIARIES 附屬公司投資

		The Bank 銀行 2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Unlisted shares, at cost	上市股份(原值)	**10,774,187**	2,962,553
Less: impairment allowances	減:減值準備	**(169,850)**	(169,850)
		10,604,337	2,792,703

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary.

以下摘要只包括對本集團的業績、資產或負債有重大影響的附屬公司。此等股份屬普通股份。

Details of these companies are as follows:

此等公司的詳情如下:

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
Bank of East Asia (Trustees) Limited 東亞銀行(信託)有限公司	Hong Kong 香港	HK$港幣150,000,000元	100%		Trustee 信託服務
BEA Life Limited 東亞人壽保險有限公司	Hong Kong 香港	HK$港幣500,000,000元	100%		Life Insurance 人壽
BEA Pacific Asia Limited	Hong Kong 香港	US$13,000,000美元		100%	Investment holding 投資控股
BEA Pacific Holding Company Limited	Bermuda 百慕達	HK$港幣1,248,000,000元	100%		Investment holding 投資控股
BEA Pacific (Vanuatu) Limited	Vanuatu 瓦努瓦圖	US$100,000美元	100%		Holding of a single outstanding deposit 持有一未提取存款
Blue Cross (Asia-Pacific) Insurance Limited 藍十字(亞太)保險有限公司	Hong Kong 香港	HK$港幣300,000,000元	100%		Insurance 保險
BEA Union Investment Management Limited (formerly East Asia Asset Management Company Limited) 東亞聯豐投資管理有限公司 (前稱東亞資產管理有限公司)	Hong Kong 香港	HK$港幣10,000,000元	51%		Asset management 資產管理

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
East Asia Corporate Services (BVI) Limited	BVI 英屬處女群島	US$250,000美元		75.6%	Registered agent and trustee services 註冊代理及信託服務
East Asia Financial Services (BVI) Ltd.	BVI 英屬處女群島	US$24,096,000美元	100%		Investment holding 投資控股
East Asia Futures Limited 東亞期貨有限公司	Hong Kong 香港	HK$港幣7,000,000元	100%		Futures and options trading 期貨及期權買賣
* East Asia Holding Company, Inc.	U.S.A. 美國	US$5美元	100%		Bank holding company 銀行控股公司
East Asia Indonesian Holdings Limited	Seychelles 塞舌爾	US$100,000美元		100%	Investment holding 投資控股
East Asia Investment Holdings Limited 東亞投資控股有限公司	Hong Kong 香港	HK$港幣100,000,000元	100%		Securities trading 證券買賣
East Asia Investments Holdings (BVI) Ltd.	BVI 英屬處女群島	HK$港幣136,038,725元	100%		Investment holding 投資控股
* East Asia Properties (US), Inc.	U.S.A. 美國	US$5美元		100%	Property holding 物業持有
East Asia Secretaries (BVI) Limited	BVI 英屬處女群島	HK$港幣300,000,000元		75.6%	Investment holding 投資控股
East Asia Securities Company Limited 東亞證券有限公司	Hong Kong 香港	HK$港幣25,000,000元	100%		Securities broking 證券買賣
East Asia Strategic Holdings Limited	BVI 英屬處女群島	US$50,000,000美元	100%		Investment holding 投資控股
Flowery World Corporation	BVI 英屬處女群島	US$1美元		75.6%	Holding company 控股公司
The Bank of East Asia (Canada) 加拿大東亞銀行	Canada 加拿大	C$加幣38,000,000元	100%		Banking services 銀行服務

28.INVESTMENTS IN SUBSIDIARIES (continued) 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
The Bank of East Asia (China) Limited *(Note 1)* 東亞銀行(中國)有限公司 *(附註1)*	PRC 中華人民共和國	CNY$人民幣8,000,000,000元	100%		Banking and related financial services 銀行及有關的金融服務
* The Bank of East Asia (U.S.A.) N.A. * 美國東亞銀行	U.S.A. 美國	US$4,500美元		100%	Banking 銀行
Tricor Consultancy (Beijing) Limited *(Note 1)* 東亞卓佳諮詢(北京)有限公司*(附註1)*	PRC 中華人民共和國	US$1,500,000美元		75.6%	Business consultancy 商務諮詢
Tricor Holdings Limited	BVI 英屬處女群島	US$7,001美元		75.6%	Investment holding 投資控股
Tricor Holdings Pte. Ltd.	Singapore 新加坡	S$新加坡幣2元		75.6%	Investment holding 投資控股
Tricor Investor Services Limited 卓佳證券登記有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Investor services 投資者服務
Tricor Services Limited 卓佳專業商務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
Tricor Singapore Pte. Ltd.	Singapore 新加坡	S$新加坡幣1元		75.6%	Business management and consultancy services, and employment agency 商務管理及諮詢服務,及招聘代理
Vitaway (Mauritius) Limited	Mauritius 毛里裘斯	US$1美元		75.6%	Regional treasurer 地區司庫

Notes:

1. Represents a wholly foreign owned enterprise.
2. BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.
3. In April 2007, The Bank of East Asia (China) Limited, the Bank's wholly owned subsidiary incorporated in Mainland, was established to take over all assets and liabilities of the Bank's mainland branches except those retained in a booking branch in Shanghai.

* *Companies not audited by KPMG. The accounts of the subsidiaries not audited by KPMG reflect total net assets and total income constituting approximately 1.7% and 1.5% respectively of the related consolidated totals.*

附註:

1. 指一全資擁有外資企業。
3. 除保留在上海一間的記賬分行外,本銀行於2007年4月在國內成立之全資附屬公司–東亞銀行(中國)有限公司,已購入本銀行在國內分行的全部資產及負債。

* *非由畢馬威會計師事務所稽核的公司。非由畢馬威會計師事務所稽核的附屬公司賬項之資產總額及收入總額分別佔相關綜合總額的1.7%及1.5%。*

29. INVESTMENTS IN ASSOCIATES 聯營公司投資

		The Group 集團 2007 HK$'000 港幣千元	The Group 集團 2006 HK$'000 港幣千元	The Bank 銀行 2007 HK$'000 港幣千元	The Bank 銀行 2006 HK$'000 港幣千元
Listed shares, at cost	上市股份(原值)	-	-	**1,725,234**	-
Unlisted shares, at cost	非上市股份(原值)	-	-	**332,749**	358,851
Share of net assets	應佔淨資產	**2,607,126**	1,076,731	-	-
Goodwill	商譽	**227,246**	69	-	-
		2,834,372	1,076,800	**2,057,983**	358,851
Less: impairment allowances	減:減值準備	**(41,302)**	(62)	**(93,438)**	(118,961)
		2,793,070	1,076,738	**1,964,545**	239,890

Loans to associates amounting to HK$101,972,000 (2006: HK$121,155,000) are included under advances to customers.

聯營公司貸款共港幣101,972,000元(2006年:港幣121,155,000元)已包括在客戶貸款。

Share of associates' taxation for the year amounted to HK$21,608,000 (2006: HK$43,570,000)

年度內應佔聯營公司税項為港幣21,608,000元(2006年:港幣43,570,000元)

The following list contains only the particulars of associates which principally affected the results or assets of the Group:

以下摘要只包括對本集團的業績或資產有重大影響的聯營公司。

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by 普通股 — The Bank 本銀行所佔權益	% of ordinary shares held by 普通股 — The Group 本集團所佔權益	Nature of business 業務性質
Listed 上市				
Affin Holdings Berhad	Malaysia 馬來西亞	20.39%		Investment holding 投資控股

29.INVESTMENTS IN ASSOCIATES (continued) 聯營公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
Unlisted 非上市				
Mercedes-Benz Financial Services Hong Kong Limited (formerly DaimlerChrysler Financial Services China Limited) 梅賽德斯-奔馳財務服務香港有限公司 (前稱奔馳財務中國有限公司)	Hong Kong 香港		20%	Financing, leasing and insurance services 財務、租賃及保險服務
Mercedes-Benz Financial Services Korea Limited (formerly DaimlerChrysler Financial Services Korea Limited) Mercedes-Benz Financial Services Korea Limited(前稱 DaimlerChrysler Financial Services Korea Limited)	Republic of Korea 韓國		20%	Financial services 金融服務
East Asia GE Commercial Finance Limited 東亞通用金融有限公司	Hong Kong 香港	50%		Factoring 貼現
ICEA Finance Holdings Limited 工商東亞金融控股有限公司	BVI 英屬處女群島	25%		Investment holding 投資控股
Platinum Holdings Company Limited	Cayman Islands 開曼群島	30%		Investment holding 投資控股
PT. Bank Resona Perdania	Indonesia 印尼		30%	Banking and related financial services 銀行及有關金融服務
Sunfire Enterprises Limited 中發企業有限公司	BVI 英屬處女群島		20%	Property development 物業發展
TCL Finance Co., Ltd. TCL集團財務有限公司	PRC 中華人民共和國	20%		Financial services and cash management 金融服務及現金管理
Trans-Ocean Insurance Company, Limited 遠洋保險有限公司	Hong Kong 香港	48.7%		Insurance 保險

Summary financial information on associates

聯營公司財務資料摘要

		Assets 資產 HK$'000 港幣千元	Liabilities 負債 HK$'000 港幣千元	Equity 股東權益 HK$'000 港幣千元	Revenues 收入 HK$'000 港幣千元	Profit 溢利 HK$'000 港幣千元
2007						
100 per cent	百分之一百	**105,537,038**	**92,272,635**	**13,264,403**	**1,098,448**	**355,973**
Group's effective interest	本集團的有效權益	**22,248,206**	**19,641,080**	**2,607,126**	**295,427**	**91,653**
2006						
100 per cent	百分之一百	15,438,203	12,179,373	3,258,830	1,354,722	621,178
Group's effective interest	本集團的有效權益	4,190,955	3,114,224	1,076,731	359,415	182,574

30. GOODWILL AND INTANGIBLE ASSETS 商譽及無形資產

Goodwill and intangible assets includes goodwill arising on business combinations and acquired intangible assets. Acquired intangible assets comprise core deposits which are amortised over their estimated economic useful life of ten years.

商譽及無形資產包括因業務合併產生的商譽及購入無形資產。購入無形資產包括核心存款，並按其估計經濟使用期10年攤銷。

		The Group 集團 2007 HK$'000 港幣千元	The Group 集團 2006 HK$'000 港幣千元	The Bank 銀行 2007 HK$'000 港幣千元	The Bank 銀行 2006 HK$'000 港幣千元
Goodwill	商譽	**2,656,719**	2,592,330	**1,460,292**	1,460,292
Acquired intangible assets	購入無形資產	**11,383**	12,986	**-**	-
		2,668,102	2,605,316	**1,460,292**	1,460,292

(a) Goodwill

(a) 商譽

		The Group 集團 2007 HK$'000 港幣千元	The Group 集團 2006 HK$'000 港幣千元	The Bank 銀行 2007 HK$'000 港幣千元	The Bank 銀行 2006 HK$'000 港幣千元
At 1st January	於1月1日	**2,592,330**	2,494,950	**1,460,292**	1,460,292
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**39,785**	95,251	**-**	-
Impairment loss	減值損失	**-**	(23,698)	**-**	-
Exchange adjustments	匯兌調整	**24,604**	25,827	**-**	-
At 31st December	於12月31日	**2,656,719**	2,592,330	**1,460,292**	1,460,292

30. GOODWILL AND INTANGIBLE ASSETS (continued) 商譽及無形資產(續)

(a) Goodwill (continued)

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group's cash-generating units (CGU) identified according to business segment as follows:

(a) 商譽(續)

包含商譽的現金生產單位之減值測試

本集團按業務分部分配商譽予可辨別的現金生產單位如下：

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Personal Financial Services	個人金融服務	**849,637**	849,637
Corporate Banking	企業銀行	**453,007**	453,007
Investment Banking	投資銀行	**157,648**	157,648
Corporate Services	企業服務	**1,027,155**	962,867
Others	其他	**169,272**	169,171
		2,656,719	2,592,330

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

現金生產單位的可收回金額則根據使用價值計算。計算方法按照管理層已核准的5年財務預算的現金流估計。超過5年期間的現金流按下述的估計利率作推斷。增長率不可超過該現金生產單位所經營業務的長期平均增長率。

The pre-tax discount rate used for value-in-use calculations is 10.88% (2006: 11.74%) and the long-term growth rate is 5% (2006: 5%).

用於計算使用價值的除稅前折扣率為10.88% (2006: 11.74%)及長期增長率為5%(2006: 5%)。

Management determined the budgeted net profit based on past performance and its expectation for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

管理層根據過往及預計市場發展以決定預算溢利。加權平均增長率與行業報告的預測是一致的。

(b) Intangible assets (Other than goodwill)

Intangible assets include acquired core deposits. Intangible assets are stated at cost less accumulated amortisation and impairment loss (Note 2(k)(iv)).

Amortisation of intangible assets with finite useful lives is charged to the profit and loss account on a diminishing basis over the assets' estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available to use and their estimated useful lives are as follows:

Acquired core deposits 10 years

Both the period and method of amortisation are reviewed annually.

(b) 無形資產(商譽除外)

無形資產包括購入核心存款。無形資產按成本減除累計折舊及減值損失列賬(附註2(k)(iv))。

有限定可用期的無形資產按其估計可用期以遞減法於損益賬內攤銷。以下有限定可用期的無形資產由可供使用日起按以下的估計可用期攤銷：

購入核心存款為10年

每年須檢討其期限及攤銷方法。

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cost	成本				
At 1st January	於1月1日	**15,219**	–	**–**	–
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**–**	15,219	**–**	–
Formation of a new subsidiary	成立一間附屬公司	**849**	–	**–**	–
Exchange adjustments	匯兑調整	**45**	–	**–**	–
At 31st December	於12月31日	**16,113**	15,219	**–**	–
Accumulated amortisation and impairment losses	累計攤銷及減值損失				
At 1st January	於1月1日	**(2,233)**	–	**–**	–
Amortisation charge for the year *(Note 10)*	年度內攤銷 *(附註10)*	**(2,490)**	(2,231)	**–**	–
Exchange adjustments	匯兑調整	**(7)**	(2)	**–**	–
At 31st December	於12月31日	**(4,730)**	(2,233)	**–**	–
Carrying amount at 31st December	於12月31日賬面值	**11,383**	12,986	**–**	–

31. FIXED ASSETS 固定資產

		2007 The Group 集團				
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2007	於2007年1月1日	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207
Additions	增置	182	442,043	482,134	924,177	924,359
Additions through acquisition	經收購的增置	-	-	1,287	1,287	1,287
Revaluation surplus	重估盈餘	292,998	-	-	-	292,998
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	20,860	-	20,860	20,860
Transfer from bank premises to investment properties	由行址轉入投資物業	142,581	(142,581)	-	(142,581)	-
Disposals	出售	-	(13,413)	(47,999)	(61,412)	(61,412)
Exchange adjustments	匯兌調整	1,856	71,411	20,369	91,780	93,636
At 31st December, 2007	於2007年12月31日	1,726,158	4,608,889	2,710,888	7,319,777	9,045,935
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2007	於2007年1月1日	-	683,568	1,341,034	2,024,602	2,024,602
Additions through acquisition	經收購的增置	-	-	717	717	717
Charge for the year *(Note 10)*	年度內支銷 *(附註10)*	-	68,286	257,979	326,265	326,265
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	(14,809)	-	(14,809)	(14,809)
Impairment loss	減值損失	-	(132,530)	-	(132,530)	(132,530)
Written back on disposals	出售時回撥	-	(6,983)	(40,206)	(47,189)	(47,189)
Exchange adjustments	匯兌調整	-	19,460	13,006	32,466	32,466
At 31st December, 2007	於2007年12月31日	-	616,992	1,572,530	2,189,522	2,189,522
Net book value at 31st December, 2007	賬面淨值於2007年12月31日	1,726,158	3,991,897	1,138,358	5,130,255	6,856,413
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	-	3,774,540	2,710,888	6,485,428	6,485,428
At Directors' valuation – 1989	按董事估值 – 1989年	-	834,349	-	834,349	834,349
At professional valuation – 2007	按專業估值 – 2007年	1,726,158	-	-	-	1,726,158
		1,726,158	4,608,889	2,710,888	7,319,777	9,045,935

		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	2007 The Bank 銀行 Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2007	於2007年1月1日	1,316,755	3,976,454	1,937,162	5,913,616	7,230,371
Additions	增置	182	228,095	205,718	433,813	433,995
Revaluation surplus	重估盈餘	326,384	-	-	-	326,384
Revaluation loss on bank premises	行址重估虧損	-	(2,670)	-	(2,670)	(2,670)
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	20,860	-	20,860	20,860
Transfer to The Bank of East Asia (China) Ltd.	轉入東亞銀行(中國)有限公司	(10,555)	(835,824)	(258,853)	(1,094,677)	(1,105,232)
Transfer from bank premises to investment properties	由行址轉入投資物業	196,804	(196,804)	-	(196,804)	-
Disposals	出售	-	(91)	(29,547)	(29,638)	(29,638)
Exchange adjustments	匯兌調整	-	1,523	3,367	4,890	4,890
At 31st December, 2007	於2007年12月31日	1,829,570	3,191,543	1,857,847	5,049,390	6,878,960
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2007	於2007年1月1日	-	600,473	1,154,783	1,755,256	1,755,256
Charge for the year	年度內支出	-	50,050	183,899	233,949	233,949
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	(14,809)	-	(14,809)	(14,809)
Transfer to The Bank of East Asia (China) Ltd.	轉入東亞銀行(中國)有限公司	-	(200,192)	(147,495)	(347,687)	(347,687)
Impairment loss	減值損失	-	(132,530)	-	(132,530)	(132,530)
Written back on disposals	出售時回撥	-	-	(26,131)	(26,131)	(26,131)
Exchange adjustments	匯兌調整	-	847	2,772	3,619	3,619
At 31st December, 2007	於2007年12月31日	-	303,839	1,167,828	1,471,667	1,471,667
Net book value at 31st December, 2007	賬面淨值於2007年12月31日	1,829,570	2,887,704	690,019	3,577,723	5,407,293
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	-	2,357,194	1,857,847	4,215,041	4,215,041
At Directors' valuation – 1989	按董事估值 －1989年	-	834,349	-	834,349	834,349
At professional valuation – 2007	按專業估值 －2007年	1,829,570	-	-	-	1,829,570
		1,829,570	3,191,543	1,857,847	5,049,390	6,878,960

31. FIXED ASSETS (continued) 固定資產(續)

		2006 The Group 集團 Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2006	於2006年1月1日	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Additions	增置	-	133,493	377,874	511,367	511,367
Additions through acquisition	經收購的增置	-	-	6,071	6,071	6,071
Revaluation surplus	重估盈餘	137,777	-	-	-	137,777
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	35,054	-	35,054	35,054
Transfer from bank premises to investment properties	由行址轉入投資物業	231,068	(231,068)	-	(231,068)	-
Disposals	出售	(39,400)	(13,977)	(139,610)	(153,587)	(192,987)
Exchange adjustments	匯兌調整	8,510	2,586	11,512	14,098	22,608
At 31st December, 2006	於2006年12月31日	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2006	於2006年1月1日	-	671,201	1,227,217	1,898,418	1,898,418
Additions through acquisition	經收購的增置	-	-	3,698	3,698	3,698
Charge for the year *(Note 10)*	年度內支出 *(附註10)*	-	78,709	220,365	299,074	299,074
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	(34,390)	-	(34,390)	(34,390)
Impairment loss	減值損失	-	(27,681)	-	(27,681)	(27,681)
Written back on disposals	出售時回撥	-	(5,403)	(119,345)	(124,748)	(124,748)
Exchange adjustments	匯兌調整	-	1,132	9,099	10,231	10,231
At 31st December, 2006	於2006年12月31日	-	683,568	1,341,034	2,024,602	2,024,602
Net book value at 31st December, 2006	賬面淨值於2006年12月31日	1,288,541	3,547,001	914,063	4,461,064	5,749,605
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	-	3,389,480	2,255,097	5,644,577	5,644,577
At Directors' valuation – 1989	按董事估值 –1989年	-	841,089	-	841,089	841,089
At professional valuation – 2006	按專業估值 –2006年	1,288,541	-	-	-	1,288,541
		1,288,541	4,230,569	2,255,097	6,485,666	7,774,207

		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	2006 The Bank 銀行 Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2006	於2006年1月1日	979,680	4,061,867	1,735,978	5,797,845	6,777,525
Additions	增置	–	133,032	302,152	435,184	435,184
Revaluation surplus	重估盈餘	134,707	–	–	–	134,707
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	35,054	–	35,054	35,054
Transfer from bank premises to investment properties	由行址轉入投資物業	241,768	(241,768)	–	(241,768)	–
Disposals	出售	(39,400)	(13,976)	(110,903)	(124,879)	(164,279)
Exchange adjustments	匯兌調整	–	2,245	9,935	12,180	12,180
At 31st December, 2006	於2006年12月31日	1,316,755	3,976,454	1,937,162	5,913,616	7,230,371
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2006	於2006年1月1日	–	593,225	1,062,702	1,655,927	1,655,927
Charge for the year	年度內支出	–	73,686	180,333	254,019	254,019
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	(34,390)	–	(34,390)	(34,390)
Impairment loss	減值損失	–	(27,681)	–	(27,681)	(27,681)
Written back on disposals	出售時回撥	–	(5,402)	(96,580)	(101,982)	(101,982)
Exchange adjustments	匯兌調整	–	1,035	8,328	9,363	9,363
At 31st December, 2006	於2006年12月31日	–	600,473	1,154,783	1,755,256	1,755,256
Net book value at 31st December, 2006	賬面淨值於2006年12月31日	1,316,755	3,375,981	782,379	4,158,360	5,475,115
The gross amounts of the above assets are stated:	上述資產的總額列示如下:					
At cost	按成本	–	3,135,365	1,937,162	5,072,527	5,072,527
At Directors' valuation – 1989	按董事估值 –1989年	–	841,089	–	841,089	841,089
At professional valuation – 2006	按專業估值 –2006年	1,316,755	–	–	–	1,316,755
		1,316,755	3,976,454	1,937,162	5,913,616	7,230,371

31. FIXED ASSETS (continued) 固定資產(續)

The net book value of bank premises and investment properties comprises: 行址及投資物業的賬面淨值包括:

The Group 集團

		2007 Investment Properties 投資物業 HK$'000 港幣千元	2007 Bank Premises 行址 HK$'000 港幣千元	2006 Investment Properties 投資物業 HK$'000 港幣千元	2006 Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**113,679**	**407,812**	108,686	163,688
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**1,247,520**	**1,477,167**	879,700	1,455,520
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**352,300**	**1,386,905**	289,600	1,402,823
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**-**	**175,017**	-	176,954
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**12,659**	**544,996**	10,555	348,016
		1,726,158	**3,991,897**	1,288,541	3,547,001

The Bank 銀行

		2007 Investment Properties 投資物業 HK$'000 港幣千元	2007 Bank Premises 行址 HK$'000 港幣千元	2006 Investment Properties 投資物業 HK$'000 港幣千元	2006 Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**-**	**152,832**	-	79,895
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**1,315,100**	**1,420,764**	879,700	1,455,520
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**514,470**	**1,301,618**	426,500	1,315,596
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**-**	**11,355**	-	176,954
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**-**	**1,135**	10,555	348,016
		1,829,570	**2,887,704**	1,316,755	3,375,981

The carrying amount of the bank premises of the Group and the Bank would have been HK$2,937,224,000 (2006: HK$2,531,195,000) and HK$2,776,576,000 (2006: HK$2,376,387,000) respectively had they been stated at cost less accumulated depreciation.

假設本集團及銀行以成本減累計折舊入賬，行址的賬面值將分別為港幣2,937,224,000元(2006年：港幣2,531,195,000元)及港幣2,776,576,000元(2006年：港幣2,376,387,000元)。

Investment properties were valued by independent valuers. Investment properties in Hong Kong were valued at HK$1,599,820,000 as at 31st December, 2007 by an independent valuer, Savills Valuation and Professional Services Limited, Chartered Surveyors, who has among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. The valuation has been incorporated in the accounts as at 31st December, 2007 and it was performed on an open market value basis.

投資物業是按獨立估值師估值。於2007年12月31日，香港投資物業的估值為港幣1,599,820,000元。該等物業由獨立估值師－特許測量師第一太平戴維斯，其僱員具香港測量師學會會士資歷並對須估值物業的所在及類別有近期經驗。估值是以公開市場價值為基礎，並已計入2007年12月31日之賬項內。

The Group leases out investment properties under operating leases. The leases typically run for an initial period from 1 to 10 years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

集團以經營租賃形式租出投資物業。租賃年期通常由1年至10年，到期日後可再續約但其他條款須另議。所有租約並不包括或有租金。

Rental income receivable from investment properties held for use under operating leases amounted to HK$72,640,000 in 2007 (2006: HK$53,553,000). There was no contingent rental recognised during the year 2007 (2006: Nil).

於年內，以經營租賃形式租出的投資物業之應收租金為港幣72,640,000元(2006年：港幣53,553,000元)。2007年年度內未有確認或有租金(2006年：無)。

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

以不可撤銷經營租賃作出租的行址及投資物業的未來最低應收租賃付款總額如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Within one year	1年以內	**62,318**	55,549	**56,140**	54,143
After one year but within five years	1年以後至5年內	**70,494**	59,021	**35,614**	50,605
After five years	5年以後	**–**	1,081	**–**	–
		132,812	115,651	**91,754**	104,748

32. AMOUNTS DUE FROM AND DUE TO SUBSIDIARIES 附屬公司欠款及欠附屬公司款項

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows:

於年度內，本銀行與若干附屬公司有正常的業務交易。附屬公司欠款及欠附屬公司款項詳列如下：

(a) Amounts Due from Subsidiaries (a) 附屬公司欠款

		The Bank 銀行 2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Financial institutions	金融機構	**16,316,298**	8,938
Others	其他	**1,647,871**	1,925,557
		17,964,169	1,934,495

(b) Amounts Due to Subsidiaries (b) 欠附屬公司款項

		The Bank 銀行 2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Financial institutions	金融機構	**53,464**	228,040
Others	其他	**1,580,833**	1,447,603
		1,634,297	1,675,643

33. INCOME TAX IN THE BALANCE SHEET 資產負債表內的所得稅

(a) Current Taxation in the Balance Sheet Represents:

(a) 資產負債表內的本期税項為：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Provision for Hong Kong Profits Tax for the year (Note 13(a))	本年度香港利得税準備(附註13(a))	**265,175**	508,542	**152,613**	443,087
Provisional Profits Tax paid	已付暫繳利得税	**(188,958)**	(299,011)	**(133,642)**	(254,605)
		76,217	209,531	**18,971**	188,482
Balance of Profits Tax provision relating to prior years	以往年度利得税準備結餘	**14,522**	17,478	**10,442**	5,000
Overseas taxation	海外税項	**138,111**	107,088	**51,458**	102,341
		228,850	334,097	**80,871**	295,823

(b) Deferred Tax Assets and Liabilities Recognised

The components of deferred tax (assets) / liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

(b) 遞延税項資產及負債確認

確認於綜合資產負債表中遞延税項(資產)／負債的組成部分及年內之變動如下：

The Group 集團

Deferred tax arising from: 遞延税項源自：		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免税額 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元	Tax losses 税損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2007	於2007年1月1日	277,331	210,910	(17,813)	109,777	(23,503)	2,247	558,949
Write off against investment	投資撇銷額	-	-	-	-	-	(120,886)	(120,886)
Charged/(credited) to profit and loss account (Note 13(a))	綜合損益賬內支銷／(存入)(附註13(a))	44,669	57,117	76,305	-	(35,288)	232,065	374,868
Credited to reserves (Note 38(c) and (h))	存入儲備內(附註38(c)及(h))	-	5,998	-	(16,485)	-	-	(10,487)
Additions through acquisition of subsidiary	購入附屬公司的增置	22	-	-	-	-	-	22
Exchange and other adjustments	匯兑及其他調整	(429)	-	(324)	-	(463)	437	(779)
At 31st December, 2007	於2007年12月31日	321,593	274,025	58,168	93,292	(59,254)	113,863	801,687

33. INCOME TAX IN THE BALANCE SHEET (continued) 資產負債表內的所得稅(續)

The Group 集團

Deferred tax arising from: 遞延稅項源自：		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2006	於2006年1月1日	276,111	174,514	(49,124)	-	(25,512)	213,027	589,016
Write off against investment	投資撤銷額	-	-	-	-	-	(206,875)	(206,875)
Charged/(credited) to profit and loss account (Note 13(a))	綜合損益賬內支銷／(存入)(附註13(a))	1,112	25,201	31,512	-	4,470	(3,865)	58,430
Charged to reserves (Note 38(c) and (h))	儲備內支銷(附註38(c)及(h))	-	11,195	-	109,777	-	-	120,972
Addition through acquisition of subsidiary	購入附屬公司的增置	54	-	-	-	-	-	54
Exchange and other adjustments	匯兌及其他調整	54	-	(201)	-	(2,461)	(40)	(2,648)
At 31st December, 2006	於2006年12月31日	277,331	210,910	(17,813)	109,777	(23,503)	2,247	558,949

The Bank 銀行

Deferred tax arising from: 遞延稅項源自：		**Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元**	**Revaluation of properties 物業重估 HK$'000 港幣千元**	**Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元**	**Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元**	**Tax losses 稅損 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
At 1st January, 2007	於2007年1月1日	**274,965**	**210,910**	**(11,857)**	**109,841**	**(22,652)**	**10,791**	**571,998**
Write off against investment	投資撤銷額	**-**	**-**	**-**	**-**	**-**	**(120,886)**	**(120,886)**
Charged to profit and loss account	綜合損益賬內支銷	**38,147**	**57,117**	**2,607**	**-**	**9,677**	**223,373**	**330,921**
Credited to reserves (Note 38 (c) and (h))	存入儲備內(附註38(c)及(h))	**-**	**5,998**	**-**	**(16,550)**	**-**	**-**	**(10,552)**
Transfer to The Bank of East Asia (China) Ltd.	轉入東亞銀行(中國)有限公司	**-**	**-**	**(33,846)**	**-**	**4,747**	**-**	**(29,099)**
Exchange and other adjustments	匯兌及其他調整	**-**	**-**	**(46)**	**-**	**(468)**	**(5)**	**(519)**
At 31st December, 2007	於2007年12月31日	**313,112**	**274,025**	**(43,142)**	**93,291**	**(8,696)**	**113,273**	**741,863**

The Bank 銀行

Deferred tax arising from: 遞延稅項源自：		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2006	於2006年1月1日	275,004	174,514	(46,814)	-	(22,923)	216,879	596,660
Write off against investment	投資撤銷額	-	-	-	-	-	(206,875)	(206,875)
Charged/(credited) to profit and loss account	綜合損益賬內支銷／(存入)	(39)	25,201	35,178	-	2,733	790	63,863
Charged to reserves (Note 38 (c) and (h))	儲備內支銷(附註38 (c)及(h))	-	11,195	-	109,841	-	-	121,036
Exchange and other adjustments	匯兌及其他調整	-	-	(221)	-	(2,462)	(3)	(2,686)
At 31st December, 2006	於2006年12月31日	274,965	210,910	(11,857)	109,841	(22,652)	10,791	571,998

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Net deferred tax assets recognised on the balance sheet	確認於資產負債表的遞延税項資產淨額	**(69,870)**	(39,169)	**(12,349)**	(22,905)
Net deferred tax liabilities recognised on the balance sheet	確認於資產負債表的遞延税項負債淨額	**871,557**	598,118	**754,212**	594,903
		801,687	558,949	**741,863**	571,998

(c) **Deferred Tax Assets Not Recognised**

The Group has not recognised deferred tax assets in respect of cumulative tax losses of HK$674,027,000 (2006: HK$631,769,000) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdiction and entity. Under the current tax legislation, the expiry dates of the tax losses were as follows:

(c) **未確認遞延税項資產**

由於可能未來沒有適用於有關税務機關及實體的應課税溢利以彌補有關虧損，本集團並未確認累計税項虧損港幣674,027,000元(2006年：港幣631,769,000元)為遞延税項資產。根據現時税務條例，該等税項虧損的到期日如下：

		2007	2006
		HK$'000 港幣千元	HK$'000 港幣千元
Expiring within 5 years	於五年內到期	**94,780**	76,667
Expiring more than 5 years	五年後到期	**8,029**	10,801
No expiry date	無到期日	**571,218**	544,301
		674,027	631,769

34. OTHER LIABILITIES 其他負債

			The Group 集團		The Bank 銀行	
			2007	2006	**2007**	2006
			HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
(a)	Trading Liabilities	交易用途負債				
	Exchange fund bills sold	外匯基金票據空倉	**1,098,512**	199,800	**1,098,512**	199,800
	Exchange fund notes sold	外匯基金債券空倉	**32,986**	33,459	**32,986**	33,459
	Short positions in securities	證券的短盤	**–**	8,060	**–**	8,060
			1,131,498	241,319	**1,131,498**	241,319
	Negative fair value of derivatives	衍生工具的負公平價值	**1,240,603**	701,276	**1,043,234**	693,056
			2,372,101	942,595	**2,174,732**	934,375
(b)	Other Accounts and Provisions	其他賬項及準備				
	Accrued interest payable	應計應付利息	**1,586,355**	854,862	**1,185,801**	784,977
	Bankers acceptances	銀行承兑匯票	**1,425,323**	422,022	**309,190**	417,057
	Other accounts	其他賬項	**7,985,342**	6,769,770	**2,966,998**	3,244,030
			10,997,020	8,046,654	**4,461,989**	4,446,064

35.LOAN CAPITAL 借貸資本

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
US$550 million 5.625% subordinated notes, measured at fair value through profit or loss	按通過損益以反映公平價值列賬的550,000,000美元年息5.625%的後償票據	**4,382,815**	4,288,824	**4,382,815**	4,288,824
US$500 million floating rate subordinated notes, measured at amortised cost	按攤銷成本列賬的500,000,000美元浮息後償票據	**-**	3,865,491	**-**	3,865,491
GBP300 million 6.125% step-up perpetual subordinated notes, measured at fair value through profit or loss	按通過損益以反映公平價值列賬的300,000,000英鎊6.125%無到期日步陞後償票據	**4,600,230**	-	**4,600,230**	-
USD600 million floating rate step-up subordinated notes, measured at amortised cost	按攤銷成本列賬的600,000,000美元浮息步陞後償票據	**4,669,174**	-	**4,669,174**	-
		13,652,219	8,154,315	**13,652,219**	8,154,315

Loan capital of face value of HK$4,290,358,000 (US$550,000,000) and carrying amount of HK$4,382,815,000 represents 5.625% subordinated notes qualifying as tier 2 capital which were issued on 13th December, 2005 by the Bank. The notes are listed on The Stock Exchange of Hong Kong Limited and will mature on 13th December, 2015.

票面值港幣4,290,358,000元(550,000,000美元)及賬面值港幣4,382,815,000元的借貸資本，是指由本銀行於2005年12月13日發行年息5.625%，並評定為二級資本的後償票據。該票據於香港聯合交易所有限公司上市，並將於2015年12月13日到期。

On 20th March, 2007, the Bank issued 6.125% step-up perpetual subordinated notes qualifying as tier 2 capital with face value of HK$4,675,710,000 (GBP300,000,000). The carrying amount of the notes as at 31st December, 2007 was HK$4,600,230,000. The notes are listed on the Singapore Exchange Securities Trading Limited.

於2007年3月20日，銀行發行評定為二級資本面值港幣4,675,710,000元(300,000,000英鎊)6.125%的無到期日步陞後償票據。該票據於2007年12月31日的賬面值為港幣4,600,230,000元。該票據於新加坡交易所上市。

On 21st June, 2007, the Bank issued floating rate step-up subordinated notes qualifying as tier 2 capital with face value of HK$4,680,390,000 (US$600,000,000). The carrying amount of the notes as at 31st December, 2007 was HK$4,669,174,000. The notes are listed on the Singapore Exchange Securities Trading Limited and will mature on 22nd June, 2017.

於2007年6月21日，銀行發行評定為二級資本面值港幣4,680,390,000元(600,000,000美元)的浮息步陞後償票據。該後償票據於2007年12月31日的賬面值為港幣4,669,174,000元。該票據於新加坡交易所上市，並將於2017年6月22日到期。

On 27th June, 2007, the Bank redeemed the floating rate subordinated notes with face value of HK$3,909,000,000 (US$500,000,000) which was issued on 27th June, 2006 by the Bank.

於2007年6月27日，銀行贖回於2006年6月27日發行面值港幣3,909,000,000元(500,000,000美元)的浮息後償票據。

36. EQUITY SETTLED SHARE-BASED TRANSACTIONS 以股份為基礎作支付的交易

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以不計價款形式發出。

(a) Particulars of share options

(a) 認股權詳情

Date of Grant 發行日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$ 港幣元
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05
10/5/2007	10/5/2007 – 09/5/2008	10/5/2008 – 10/5/2012	47.13

(b) The number and weighted average exercise prices of share options are as follows:

(b) 已行使認股權的數目及加權平均行使價如下：

		2007		2006	
		Weighted average exercise price 加權平均行使價 HK$ 港幣元	**Number of options 認股權數目 000 千**	Weighted average exercise price 加權平均行使價 HK$ 港幣元	Number of options 認股權數目 000 千
Outstanding at the beginning of the year	年初結餘	**22.86**	**24,060**	21.12	40,910
Exercised during the year	年度內行使	**20.58**	**(7,510)**	20.94	(19,845)
Granted during the year	年度內授予	**47.13**	**2,750**	33.05	3,250
Lapsed during the year	年度內失效	**-**	**-**	23.00	(255)
Outstanding at the end of the year	年末結餘	**27.21**	**19,300**	22.86	24,060
Exercisable at the end of the year	年末可供行使	**23.90**	**16,550**	21.27	20,810

The weighted average share price at the date of exercise for shares options exercised during the year was HK$46.16 (2006: HK$32.40).

年度內於行使認股權當日的加權平均股價為港幣46.16元(2006年：港幣32.40元)。

The options outstanding at 31st December, 2007 had an exercise price from HK$14.90 to HK$47.13 (2006: from HK$14.90 to HK$33.05) and a weighted average remaining contractual life of 2.35 years (2006: 2.76 years).

於2007年12月31日，尚未行使認股權的行使價由港幣14.90元至港幣47.13元(2006年：由港幣14.90元至港幣33.05元)，及剩餘合約年期之加權平均數為2.35年(2006年：2.76年)。

36. EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued) 以股份為基礎作支付的交易(續)

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share option granted is measured based on a trinomial lattice model. The contractual life of the option is used as an input into this model.

(c) 認股權的公平價值及假設

獲得服務以換取認股權的公平價值按授予認股權的公平價值計量。授予認股權之估計公平價值按三項式期權定價模式。認股權的合約年期須輸入該模式。

		2007	2006
Fair value at measurement date	於計量日的公平價值	**HK$11.13**	HK$6.38
Share price	股價	**HK$47.00**	HK$33.05
Exercise price	行使價	**HK$47.13**	HK$33.05
Expected volatility (expressed as weighted average volatility used in the modelling under trinomial lattice model)	預計波幅(以三項式期權定價模式內採用的加權平均波幅)	**30.92%**	23.27%
Option life	認股權年期	**5 years**	5 years
Expected dividends	估計股息	**4.82%**	4.45%
Risk-free interest rate (based on Exchange Fund Notes)	無風險利率(根據外匯基金票據)	**4.10%**	4.63%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

預計波幅是根據過往之波幅(以認股權的加權剩餘年期計算),再調整因公眾知悉的資訊影響未來波幅的估計變動。估計股息按過往的股息。主觀輸入假設的變動可能重大影響公平價值的估計。

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

認股權的授予須符合服務條件。該條件並未納入計算於授予日獲得服務的公平價值。並無市場條件與授予認股權有關。

37.SHARE CAPITAL 股本

		2007		2006	
		No. of shares 股份數目 000 千	**Nominal value 面值 HK$'000 港幣千元**	No. of shares 股份數目 000 千	Nominal value 面值 HK$'000 港幣千元
Authorised:	法定股本：				
Ordinary shares of HK$2.50 each	普通股每股港幣2.50元	**2,600,000**	**6,500,000**	2,600,000	6,500,000
Issued and fully paid:	已發行及繳足股本：				
At 1st January	於1月1日	**1,550,142**	**3,875,355**	1,510,229	3,775,575
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	**7,510**	**18,775**	19,845	49,612
Shares issued in lieu of dividends	以股代息發行的股份	**16,715**	**41,788**	20,068	50,168
At 31st December	於12月31日	**1,574,367**	**3,935,918**	1,550,142	3,875,355

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible employees. The option price of the Schemes equals the fair value of the underlying shares at the date of grant. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant.

根據已核准的僱員認股權計劃「計劃」，認股權授予合格僱員以認購銀行的普通股股份。認股權行使價與相關股份於授予日的公平價值相同。根據計劃所授予的認股權可於授予日的第1周年至授予日的第5周年期間內行使。

(a) Shares Issued under Staff Share Option Scheme

During the year, options were exercised to subscribe for 7,510,000 ordinary shares in the Bank at a consideration of HK$154,555,000 of which HK$18,775,000 was credited to share capital and the balance of HK$135,780,000 was credited to the share premium account (Note 38). HK$11,937,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in Note 2(q)(iv).

(a) 根據僱員認股權計劃發行的股份

年度內，已行使認股權以認購本行普通股7,510,000股之代價為港幣154,555,000元，其中港幣18,775,000元存入股本，餘數港幣135,780,000元存入股份溢價(附註38)。根據附註2(q)(iv)所載，已由資本儲備轉撥港幣11,937,000元往股份溢價內。

(b) Terms of Unexpired and Unexercised Share Options at Balance Sheet Date

(b) 於結算日尚未期滿及行使的認股權之條款

Date of options granted 認股權授予日期	Option price 認購價	2007 No. of shares 股份數目	2006 No. of shares 股份數目
18/4/2002	HK$港幣15.80元	**–**	1,855,000
02/5/2003	HK$港幣14.90元	**2,205,000**	2,895,000
22/4/2004	HK$港幣23.23元	**3,915,000**	5,750,000
03/5/2005	HK$港幣22.95元	**7,230,000**	10,310,000
03/5/2006	HK$港幣33.05元	**3,200,000**	3,250,000
10/5/2007	HK$港幣47.13元	**2,750,000**	–
		19,300,000	24,060,000

38.RESERVES 儲備

			2007 The Group 集團 HK$'000 港幣千元	2007 The Bank 銀行 HK$'000 港幣千元
(a)	Share Premium (undistributable)	(a) 股份溢價(不可派發)		
	At 1st January	於1月1日	1,012,138	1,012,138
	Net premium on shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份溢價淨額	135,780	135,780
	Transfer of the fair value of options from capital reserve – share options issued	撥自資本儲備－已發行認股權的認股權之公平價值	11,937	11,937
	Shares issued in lieu of dividends	以股代息發行的股份	(41,788)	(41,788)
	Capital fee	資本費用	(135)	(135)
	As 31st December	於12月31日	1,117,932	1,117,932
(b)	General Reserve	(b) 一般儲備		
	At 1st January	於1月1日	13,256,982	13,026,347
	Transfer from retained profits	撥自留存溢利	17,007	-
	Shares issued in lieu of dividends	以股代息發行的股份	730,463	730,463
	At 31st December	於12月31日	14,004,452	13,756,810
(c)	Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)		
	At 1st January	於1月1日	835,829	837,935
	Recognition of net deferred tax liabilities (Note 33(b))	確認遞延稅項負債淨額(附註33(b))	(5,998)	(5,998)
	Revaluation surplus on bank premises transferred to investment properties	行址轉作投資物業所產生的重估盈餘	35,669	35,669
	Transfer to The Bank of East Asia (China) Ltd.	轉入東亞銀行(中國)有限公司	-	(13,935)
	At 31st December	於12月31日	865,500	853,671
(d)	Statutory Reserves (undistributable)	(d) 法定儲備(不可派發)		
	At 1st January and 31st December	於1月1日及12月31日	(14)	-
(e)	Capital Reserve (undistributable)	(e) 資本儲備(不可派發)		
	At 1st January and 31st December	於1月1日及12月31日	86,436	-
(f)	Exchange Revaluation Reserve (undistributable)	(f) 匯兌重估儲備(不可派發)		
	At 1st January	於1月1日	184,293	125,701
	Exchange adjustments	匯兌調整	487,786	(45,030)
	At 31st December	於12月31日	672,079	80,671

			2007 The Group 集團 HK$'000 港幣千元	2007 The Bank 銀行 HK$'000 港幣千元
(g)	Capital Reserve – Staff Share Options issued (undistributable)	(g) 資本儲備－已發行僱員認股權(不可派發)		
	At 1st January	於1月1日	51,256	51,256
	Transfer of the fair value of options to share premium	認股權公平價值撥入股份溢價	(11,937)	(11,937)
	Addition	增加	27,310	27,310
	At 31st December	於12月31日	66,629	66,629
(h)	Investment Revaluation Reserve (undistributable)	(h) 投資重估儲備(不可派發)		
	At 1st January	於1月1日	861,188	641,954
	Changes in fair value of securities	證券的公平價值變動	(421,425)	(323,376)
	Reversal upon disposal (Note 12)	於出售時轉回(附註12)	27,037	99,415
	Recognition of deferred tax liabilities (Note 33(b))	確認遞延税項負債(附註33(b))	16,485	16,550
	Exchange adjustments	匯兑調整	(7,023)	(11,127)
	At 31st December	於12月31日	476,262	423,416
(i)	Retained Profits	(i) 留存溢利		
	At 1st January	於1月1日	7,099,491	5,294,562
	Net profit for the year	年度內溢利	4,143,604	3,004,197
	Transfer to general reserve	撥入一般儲備	(17,007)	-
	Dividends (Note 15)	股息(附註15)		
	– Interim dividend	－中期股息	(753,004)	(753,004)
	– Final dividend in respect of previous year	－上年度末期股息	(1,599,510)	(1,599,510)
	At 31st December	於12月31日	8,873,574	5,946,245
(j)	Total Reserves	(j) 儲備總額	26,162,850	22,245,374

38.RESERVES (continued) 儲備(續)

			2006 The Group 集團 HK$'000 港幣千元	2006 The Bank 銀行 HK$'000 港幣千元
(a)	Share Premium (undistributable)	(a) 股份溢價(不可派發)		
	At 1st January	於1月1日	656,429	656,429
	Net premium on shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份溢價淨額	365,911	365,911
	Transfer of the fair value of options from capital reserve – share options issued	撥自資本儲備－已發行認股權的認股權之公平價值	40,217	40,217
	Shares issued in lieu of dividends	以股代息發行的股份	(50,168)	(50,168)
	Capital fee	資本費用	(251)	(251)
	As 31st December	於12月31日	1,012,138	1,012,138
(b)	General Reserve	(b) 一般儲備		
	At 1st January	於1月1日	12,643,214	12,425,169
	Transfer from retained profits	撥自留存溢利	12,590	–
	Realised surplus on disposals transferred from revaluation reserve	撥自重估儲備的已實現出售物業的重估盈餘	1,353	1,353
	Shares issued in lieu of dividends	以股代息發行的股份	599,825	599,825
	At 31st December	於12月31日	13,256,982	13,026,347
(c)	Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)		
	At 1st January	於1月1日	778,933	781,039
	Recognition of net deferred tax liabilities (Note 33(b))	確認遞延税項負債淨額(附註33(b))	(11,195)	(11,195)
	Revaluation surplus on bank premises transferred to investment properties	行址轉作投資物業所產生的重估盈餘	69,444	69,444
	Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估盈餘	(1,353)	(1,353)
	At 31st December	於12月31日	835,829	837,935
(d)	Statutory Reserves (undistributable)	(d) 法定儲備(不可派發)		
	At 1st January and 31st December	於1月1日及12月31日	(14)	–
(e)	Capital Reserve (undistributable)	(e) 資本儲備(不可派發)		
	At 1st January and 31st December	於1月1日及12月31日	86,436	–
(f)	Exchange Revaluation Reserve (undistributable)	(f) 匯兑重估儲備(不可派發)		
	At 1st January	於1月1日	78,568	46,658
	Exchange adjustments	匯兑調整	105,725	79,043
	At 31st December	於12月31日	184,293	125,701

			2006 The Group 集團 HK$'000 港幣千元	2006 The Bank 銀行 HK$'000 港幣千元
(g)	Capital Reserve – Staff Share Options issued (undistributable)	(g) 資本儲備－已發行僱員認股權(不可派發)		
	At 1st January	於1月1日	69,806	69,806
	Transfer of the fair value of options to share premium	認股權公平價值撥入股份溢價	(40,217)	(40,217)
	Forfeited options transferred to retained profits	失效的認股權轉入留存溢利	(400)	(400)
	Addition	增加	22,067	22,067
	At 31st December	於12月31日	51,256	51,256
(h)	Investment Revaluation Reserve (undistributable)	(h) 投資重估儲備(不可派發)		
	At 1st January	於1月1日	358,729	345,273
	Changes in fair value of securities	證券的公平價值變動	653,701	440,584
	Reversal upon disposal (Note 12)	於出售時轉回(附註12)	(41,766)	(33,716)
	Recognition of deferred tax liabilities (Note 33(b))	確認遞延稅項負債(附註33(b))	(109,777)	(109,841)
	Exchange adjustments	匯兌調整	301	(346)
	At 31st December	於12月31日	861,188	641,954
(i)	Retained Profits	(i) 留存溢利		
	At 1st January	於1月1日	5,749,689	4,348,064
	Net profit for the year	年度內溢利	3,434,511	3,018,617
	Transfer to general reserve	撥入一般儲備	(12,590)	–
	Transfer in respect of forfeited options	有關已失效認股權的轉撥	400	400
	Dividends (Note 15)	股息(附註15)		
	– Interim dividend	－中期股息	(661,663)	(661,663)
	– Final dividend in respect of previous year	－上年度末期股息	(1,410,856)	(1,410,856)
	At 31st December	於12月31日	7,099,491	5,294,562
(j)	Total Reserves	(j) 儲備總額	23,387,599	20,989,893

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

股份溢價賬目的運用，受香港《公司條例》第48B條所管控。

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

一般儲備的組成，包括留存溢利轉賬、出售物業時的已實現重估盈餘及以股代息發行的股份的價值。

Revaluation reserve on bank premises and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises and foreign currency translation.

行址及匯兌重估儲備的組成及處理，是根據行址和外幣折算所採用的會計政策。

38. RESERVES (continued) 儲備(續)

Statutory reserves are set up to supplement the paid-up capital until the sum of paid-up capital and the statutory reserves is equal to the registered capital for certain associates.

法定儲備是用作支持實收股本直至實收股本及法定儲備的總額與若干聯營公司的註冊股本相同。

Capital reserve represents the capitalization of subsidiaries' reserves.

資本儲備指附屬公司儲備的資本化發行。

Capital reserve – staff share options issued comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Bank recognised in accordance with the accounting policy adopted for share based payment in Note 2(q)(iv).

資本儲備－發行僱員認股權包括根據已採納有關附註2(q)(iv)所載以股份為基礎作支付的會計政策確認授予本行僱員之實際或估計未行使認股權數目的公平價值。

Investment revaluation reserve comprises the cumulative net change in the fair value of available-for-sale securities held until the securities are derecognised and is dealt with in accordance with the accounting policies in Notes 2(f) and (k).

投資重估儲備包括根據附註2(f)和(k)所載有關處理持有可供出售證券直至證券被終止確認的累計公平價值變動淨額的會計政策。

A regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Bank will or may incur on loans and advances and investments in addition to impairment losses recognised. Movements in the reserve are earmarked directly through retained earnings and in consultation with the Hong Kong Monetary Authority. As at 31st December, 2007, HK$2,100,000,000 (2006: HK$606,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.

為符合香港《銀行條例》有關審慎監管的規定，銀行需在規管儲備中維持超過已確認減值損失的可能貸款減值損失金額。經諮詢香港金融管理局後，儲備的變動已直接在留存溢利內劃定。於2007年12月31日，留存溢利中包括與此有關屬可派發予本集團股東港幣2,100,000,000元(2006年：港幣606,000,000元)，但派發前須諮詢香港金融管理局。

At 31st December, 2007, the aggregate amount of reserves available for distribution to equity holders of the Bank was HK$19,703,055,000 (2006: HK$18,320,909,000). After the balance sheet date the directors proposed a final dividend of HK$1.18 per ordinary share (2006: HK$1.03 per share), amounting to HK$1,857,753,000 (2006: HK$1,596,646,000). The dividend has not been recognised as a liability at the balance sheet date.

於2007年12月31日，可派發予本行股東的儲備總額為港幣19,703,055,000元(2006年：港幣18,320,909,000元)。在結算日後董事擬派末期息每股普通股港幣1.18元(2006年：港幣1.03元)，總額達港幣1,857,753,000元(2006年：港幣1,596,646,000元)。於結算日並未確認該股息為負債。

39. MINORITY INTERESTS 少數股東權益

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
At 1st January	於1月1日	**381,775**	207,163
– sale of interests in businesses to minority interests investors	－出售商業權益予少數股東投資者	**49,697**	2,561
– purchase of interests in businesses from minority interests investors	－向少數股東投資者購入商業權益權益	**(14,634)**	(29,268)
– reversal upon disposal of available-for-sale financial assets	－於出售可供出售金融資產時轉回	**(149,196)**	–
– share of revaluation surplus of available-for-sale financial assets	－應佔可供出售金融資產之重估盈餘	**–**	149,196
– exchange adjustments	－匯兌調整	**1,957**	1,016
Profit for the year	年度內溢利	**77,545**	51,107
At 31st December	於12月31日	**347,144**	381,775

40. FINANCIAL RISK MANAGEMENT 財務風險管理

This section presents information on the Group's management of principal risks.

本部分載述有關本集團財務風險管理的資料。

The Group has in place a risk management system to identify, measure, monitor and control the various types of risk that the Group faces and, where appropriate, to set strategy and allocate capital against those risks. The risk management policies covering credit risk, market risk, operational risk, liquidity risk, interest rate risk and foreign exchange risk of the Group are reviewed regularly by the Management and specialized risk management committees, and recommendations are made by the Risk Management Committee, which comprises the Group's Chairman and Chief Executive, Executive Director and Deputy Chief Executive, General Manager and Head of Investment Banking Division, General Manager and Head of Strategic Planning & Control Division who is also Group Chief Financial Officer and Chief Compliance Officer, Head of Operations Support Division and Chief Risk Officer, for the approval of the Board of Directors. There is an independent centralized risk management function responsible for monitoring the activities relating to these principal risks. The internal auditors also perform regular audits on business units to check compliance with policies and procedures.

本集團已建立一套完善的風險管理系統,以識別、衡量、監察及控制本集團所承受的各類風險,並於適當的情況下調配資本以抵禦該等風險。本集團就信貸風險、市場風險、利率風險、流動資金風險、營運風險、法律風險、信譽風險和策略風險制定的管理政策,均由管理層和有關的專責委員會定期檢討,並由風險管理委員會提出建議,及後經董事會批核。該委員會由本集團主席兼行政總裁、執行董事兼副行政總裁、總經理兼投資銀行處主管、總經理兼策劃及調控處主管暨集團財務總監兼法規監管總監、營運支援處主管和風險總監組成。本集團設有一個獨立之中央風險管理功能,專責處理與主要風險有關的活動。內部稽核員亦會對業務部門定期進行稽核,以確保該等政策及程序得以遵從。

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loan and advances, issuer risks from the securities business and counterparty risks from trading activities.

(a) 信貸風險管理

信貸風險源於客戶或交易對手未能履行其承擔,可來自本集團貸款中的交易對手風險、證券業務的發行商風險和交易活動的交易對手風險。

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group. Credit risk control limits are set at different levels and dimensions. The Board of Directors approves the core control limits and delegates the Credit Committee to approve the detailed control limits. Risk, return and market situations are considered in the limits setting. Active limit monitoring process is undertaken.

為監察本集團的信貸風險管理,董事會已授權信貸委員會執行此職能;而信貸風險管理乃獨立於所有業務部門。信貸委員會經風險管理委員會向董事會匯報。風險管理委員會負責處理本集團所有與風險管理相關的事項。信貸風險控制限額設有不同層次和範疇。董事會審批核心控制限額,並授權信貸委員會審批具體控制限額。釐定限額時會考慮風險、回報及市場情況,並且採用積極限額監控程序。

The Credit Committee is responsible for all credit risk related issues of the Group. The Group identifies and manages credit risk through target market definitions, formulation of credit policies, credit approval process and monitoring of asset quality.

信貸委員會負責處理所有與本集團信貸風險有關的事務。本集團識別和管理信貸風險的方法,包括設定目標市場、制定信貸政策和信貸審批程序,以及監控資產素質。

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

本集團在評估與個別客戶或交易對手相關的信貸風險時,雖然可藉客戶或交易對手的抵押品減低信貸風險,然而他們的財政實力以及還款能力才是本集團的主要考慮因素。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(a) Credit Risk Management (continued)

The Group has established policies, procedures and rating systems to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, internal rating structure, credit recovery and provisioning policy. They are reviewed and enhanced on an on-going basis to cater for the market change, statutory requirement and best practice risk management processes. The independent centralized risk management function of the Group is responsible for monitoring activities relating to credit risk.

The Group's credit risk management for the major types of credit risk is depicted as follows:

(i) Corporate and bank credit risk

The Group has laid down policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For corporate and bank customers, the Group has different internal rating systems that are applied to each counterparty. For exposure classified as Specialized Lending in particular, supervisory slotting criteria are used. To monitor concentration risk, the Group has preset limits for exposures to individual industries and for borrowers and groups of borrowers. The Group also has a review process to ensure that the level of review and approval is proper and will depend on the size of the facility and rating of the credit.

The Group undertakes on-going credit analysis and monitoring at several levels. The policies are designed to promote early detection of counterparty, industry or product exposures that require special monitoring. The overall portfolio risk as well as individual impaired loans and potential impaired loans are monitored on a regular basis.

(ii) Retail credit risk

The Group's retail credit policy and approval process are designed for the fact that there are high volumes of relatively homogeneous and small value transactions in each retail loan category. The design of internal rating system and formulation of credit policies are primarily based on the demographic factors and the loss experience of the loan portfolios. The Group monitors its own and industry experience to determine and periodically revise product terms and desired customer profiles.

(iii) Credit for treasury transactions

The credit risk of the Group's treasury transactions is managed in the same way as the Group manages its corporate lending risk. The Group applies an internal rating system to its counterparties and sets individual counterparty limits.

(a) 信貸風險管理(續)

本集團已制訂多項政策及程序，以辨別、衡量、監察及控制本集團所承受的信貸風險。在此方面，本集團已將信貸風險管理指引詳列於信貸手冊內，對信貸權限授權、授信標準、信貸監控程序、內部評級架構、信貸追收及撥備政策訂下規定。本集團持續檢討和改善該等指引，以配合市場轉變、有關法定要求及最佳作業風險管理程序。本集團之獨立中央風險管理功能，負責監察與信貸風險有關的活動。

本集團就下列各類主要信貸風險實行信貸風險管理：

(i) 企業及銀行信貸風險

本集團已制訂多項政策及程序，以評估特定交易對手或交易的潛在信貸風險，以及決定批核有關交易與否。就企業及銀行客戶而言，本集團已制定適用於所有交易對手的內部評級系統。監管分類準則尤其適用於歸類為專門性借貸的風險承擔。為監控信貸集中的潛在風險。本集團已就個別行業及不同的借款人和借款人團體預設風險承擔限額。本集團亦已訂定檢討程序，確保按照貸款的規模和信貸評級，為貸款進行適當的檢討和審批。

本集團持續進行多個層次的信貸分析和監控。有關政策乃旨在盡早發現需要特別監控的交易對手、行業或產品的風險承擔。交易組合的整體風險和個別減值貸款及潛在減值貸款，均定期予以監控。

(ii) 零售信貸風險

本集團的零售信貸政策和審批程序是因應各類零售貸款中均有大量類似的小額交易而制定的。在設計內部評級系統和制訂信貸政策時，本集團的主要考慮因素包括人口結構因素和有關貸款組合過往的損失。本集團監控本身和行業狀況以訂定和定期修訂產品條款和目標客戶組合。

(iii) 財資交易的信貸風險

本集團採用企業信貸風險的管理方法，管理本集團財資交易的信貸風險，包括引用內部評級系統處理交易對手及設定個別交易對手的風險限額。

(iv) Credit-related commitment
The risks involved in credit-related commitments and contingencies are essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, subject to the same credit application, portfolio maintenance and collateral requirements as for customers applying for loans.

(iv) 與信貸有關的承諾
與信貸有關的承諾和或有事項的風險，本質上與提供貸款予客戶時的信貸風險相同。因此，有關交易必須符合客戶申請貸款時所要達到的信貸申請，組合保存和抵押要求。

(v) Concentrations of credit risk
Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instruments is diversified along geographic, industry and product sectors.

The Group monitors its concentration risk by adopting appropriate risk control measures, such as setting limits on exposures to different industries and loan portfolios.

(v) 信貸集中的風險
信貸集中的風險源於交易對手團體受到地緣、經濟或行業因素的影響，而該等團體的整體信貸風險承擔對本集團的總體風險承擔至關重要。本集團的財務工具分散覆蓋不同地區、行業和產品。

本集團一直採用適當的風險控制措施，例如就不同行業和貸款組合設定限額，以監控信貸集中的風險。

(vi) Credit quality of loans and advances
Loans and advances to banks are only made to banks with good credit standing. At 31st December, 2007 and 2006, no loans and advances to bank are impaired. The credit quality of loans and advances to customers can be analysed as follows:

(vi) 貸款的信貸質素
銀行貸款只提供予信貸信譽優良之銀行。於2007年及2006年12月31日，均沒有減值銀行貸款。客戶貸款的信貸質素分析如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross loans and advances to customers	客戶貸款總額				
– neither past due nor impaired	－無逾期及減值	**216,484,581**	164,732,996	**133,851,900**	158,884,346
– past due but not impaired	－有逾期但未有減值	**457,432**	150,918	**108,688**	150,814
– impaired	－已減值	**1,241,887**	1,294,188	**897,474**	1,128,258
		218,183,900	166,178,102	**134,858,062**	160,163,418

Of which: 其中：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross loans and advances to customers that are neither past due nor impaired	無逾期及減值的客戶貸款總額				
– Pass	－合格	**214,475,800**	162,966,063	**132,487,966**	157,244,900
– Special mention	－需要關注	**2,008,781**	1,766,933	**1,363,934**	1,639,446
		216,484,581	164,732,996	**133,851,900**	158,884,346

The Group classifies the loans and advances in accordance with the loan classification system required to be adopted for reporting to the HKMA.

本集團根據用作匯報予香港金融管理局的貸款分類系統以分類貸款。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(a) Credit Risk Management (continued)

(vi) Credit quality of loans and advances (continued)

The ageing analysis of loans and advances to customers that are past due but not impaired is as follows:

(a) 信貸風險管理(續)

(vi) 貸款的信貸質素(續)

已逾期但未有減值之客戶貸款的年期分析如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross loans and advances to customers that are past due but not impaired	有逾期但未有減值的客戶貸款總額				
– Overdue 3 months or less	–逾期3個月以下	**409,373**	150,131	**108,688**	150,027
– 6 months or less but over 3 months	–3個月以上至6個月	**16,020**	787	**-**	787
– 1 year or less but over 6 months	–6個月以上至1年	**32,039**	-	-	-
– Over 1 year	–1年以上	**-**	-	-	-
		457,432	150,918	**108,688**	150,814

Loans and advances that would be past due or impaired had the terms not been renegotiated amounted to HK$282,888,000 as at 31st December, 2007 (2006: HK$291,246,000).

於2007年12月31日，假如並未重訂條款而可能變作逾期或減值貸款的金額為港幣282,888,000元(2006年：港幣291,246,000元)

(vii) Credit quality of financial assets other than loans and advances

Credit risk of treasury transactions is managed in the same way as the Group manages its corporate lending risk and risk gradings are applied to the counterparties with individual counterparty limits set.

At the balance sheet date, the credit quality of investment in debt securities analysed by designation of external credit assessment institution, Moody's Investor Services, or equivalent, is as follow:

(vii) 非貸款金融資產的信貸質素

資金交易的信貸風險管理方法，與本集團管理其企業借貸的方法一致及風險級別是適用於設有個別對手限額的對手。

於結算日，按照外部信貸評級機構，穆迪投資服務，或相同等級的評級機構，所指定之債務證券投資的信貸質素分析如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Aaa	Aaa	**9,982,578**	6,994,302	**9,868,839**	6,681,537
Aa1 to Aa3	Aa1至Aa3	**4,524,407**	3,708,021	**3,355,469**	2,899,891
A1 to A3	A1至A3	**1,919,099**	1,716,656	**1,412,930**	1,276,005
Lower than A3	A3以下	**5,319,124**	5,273,245	**4,911,038**	5,189,468
		21,745,208	17,692,224	**19,548,276**	16,046,901
Unrated	無評級	**2,747,736**	2,841,698	**2,747,736**	2,772,900
Total	總額	**24,492,944**	20,533,922	**22,296,012**	18,819,801

The collateralized debt obligations ("CDOs") and special investment vehicle ("SIVs") held by the Bank were purchased according to the Bank's investment guidelines. As at 31st December, 2007, CDOs and SIVs amounted to HK$4,695,008,000 and HK$252,975,000 respectively. Since 31st December, 2007, the uncertainties in the credit and capital market for the CDOs and SIVs continue, and the fair value of the CDOs and SIVs held by the Bank further decreased by HK$480,161,000 in January 2008.

本銀行持有之債務抵押債券及結構投資工具所發行票據是根據銀行的投資指引購入。於2007年12月31日，該等債務抵押債券及結構投資工具所發行票據之金額分別為港幣4,695,008,000元及港幣252,975,000元。由2007年12月31日起，債務抵押債券及結構投資工具所發行票據的信貸及資本市場仍持續不明朗，於2008年1月，該等債務抵押債券及結構投資工具所發行票據的公平價值再下跌港幣480,161,000元。

(viii) Collateral and other credit enhancements

The Group holds collateral against loans and advances to customers in the forms of mortgages over property, other registered securities over assets, cash deposits and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collaterals held as security for financial assets other than loans and advances is determined by the nature of the instrument.

Debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-based securities and similar instruments, which are secured by pools of financial assets. The Group entered into the ISDA Master Agreement which contractually binds both parties to apply close-out netting arrangement across outstanding derivatives.

The lower of gross loan amount and the estimate of the fair value of collateral and other credit enhancements held against financial assets is as follows:

(viii) 抵押品及其他信用提升

本集團持有以物業按揭形式、其他登記抵押資產、現金存款及擔保，以用作貸款的抵押品。除持有用作反向回購及證券借貸活動的抵押品外，銀行貸款一般不需要抵押品。持有用作非貸款金融資產的抵押品，是按照工具之性質決定。

除以一籃子金融資產作抵押的資產融資證券及相同工具外，庫券及其他認可票據一般俱屬無抵押的。本集團簽訂ISDA的主合約，可合法地約束雙方以淨額結算安排一律應用於未履行之衍生交易。

貸款總額及持有作抵押金融資產之抵押品及其他信用提升的估計公平價值兩者之較低者如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Fair value of collateral and other credit enhancements held against financial assets that are:	持有作抵押金融資產之抵押品及其他信用提升的公平價值如下：				
– neither past due nor impaired	–無逾期及減值	**167,369,772**	124,908,986	**102,776,915**	119,187,049
– past due but not impaired	–有逾期但未有減值	**359,878**	140,696	**85,777**	140,696
		167,729,650	125,049,682	**102,862,692**	119,327,745

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理 (續)

(b) Market risk management

Market risk arises from all market risk sensitive financial instruments, including debt securities, foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to reduce the Group's exposure to the volatility inherent in financial instruments.

The Board of Directors reviews and approves policies for the management of the market risks. The Board has delegated the responsibility for ongoing market risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

The Asset and Liability Management Committee deals with all market risk and liquidity risk related issues of the Group. It is also responsible for deciding the future business strategy with respect to interest rates trend review.

The use of derivatives for proprietary trading and their sale to customers as risk management products is an integral part of the Group's business activities. These instruments are also used to manage the Group's own exposures to market risk, as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest rate, foreign exchange and equity related contracts, in the form of both over-the-counter derivatives and exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to manage the risk of these and other trading positions.

(i) Currency risk

The Group's foreign currency positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures. All foreign currency positions are managed within limits approved by the Board.

Structural foreign currency positions, which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies, are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuations. The Group seeks to match closely its foreign currency denominated assets with corresponding liabilities in the same currencies.

(b) 市場風險管理

市場風險源自所有對市場風險敏感的財務工具，包括債務證券、外匯合約、股份和衍生工具，以及資產負債表或結構性持倉。市場風險管理旨在避免本集團在收益和股份上承受過大的損失，亦同時減少本集團因財務工具內在的波動性而承受的風險。

董事會檢討和審批市場風險的管理政策，並已授權資產負債管理委員會負責持續進行一般的市場風險管理。資產負債管理委員會經風險管理委員會向董事會匯報。

資產負債管理委員會負責處理本集團一切與市場風險和流動資金風險相關的事項，亦負責根據利率走勢檢討結果而釐定未來業務策略。

進行衍生工具交易及向客戶出售衍生工具以用作風險管理產品為本集團其中一項重要業務。此等工具亦用以管理本集團所承受的市場風險，作為本集團資產負債管理的部分程序。本集團所採用的衍生工具主要為利率、匯率和股份相關合約，即為場外或場外交易的衍生工具。本集團大部分的衍生工具持倉均為切合客戶需求，以及為此等和其他交易項目而進行對沖。

(i) 貨幣風險

本集團的外匯風險源自外匯買賣、商業銀行業務和結構性外匯風險。所有外幣持倉均維持在董事會所訂定的限額內。

本集團於分行、附屬公司和聯營公司的外匯投資，其有關的溢利及虧損因為已撥入儲備，所以未計算在風險數額內。管理此等外幣投資的主要目的，是保障本集團的儲備免受匯率波動的影響。本集團盡力將以外幣計值的資產與以同一貨幣計值的負債，保持在相若水平。

The following table indicates the concentration of currency risk at the balance sheet date:

下表顯示於結算日貨幣風險集中的情況：

The Group

集團

		2007				2006			
		USD 美元 HK$'000 港幣千元	CNY 人民幣 HK$'000 港幣千元	Other Foreign currencies 其他外幣 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	USD 美元 HK$'000 港幣千元	CNY 人民幣 HK$'000 港幣千元	Other Foreign currencies 其他外幣 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	**資產**								
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	1,330,897	11,132,602	870,029	13,333,528	1,637,240	2,656,355	2,655,722	6,949,317
Placements with banks and others financial institutions	在銀行及其他金融機構的存款	36,794,339	2,178,679	19,554,095	58,527,083	25,836,121	-	16,830,116	42,666,237
Trade bills	貿易票據	563,925	198,004	31,497	793,426	569,059	-	29,835	598,894
Trading assets	交易用途資產	792,053	-	191,905	983,958	549,298	-	23,243	572,541
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	6,278,557	-	315,768	6,594,325	6,478,579	-	363,766	6,842,345
Advances to customers and other accounts	貸款及其他賬項	38,065,897	61,918,887	18,670,493	118,655,277	30,939,797	25,986,629	13,462,897	70,389,323
Available-for-sale financial assets	可供出售金融資產	2,427,045	118,504	2,587,655	5,133,204	2,093,595	-	1,824,624	3,918,219
Held-to-maturity investments	持至到期投資	7,786,595	-	1,539,738	9,326,333	8,032,353	-	786,697	8,819,050
Investment in associates	聯營公司投資	326,453	-	-	326,453	299,061	-	99,761	398,822
Fixed assets	固定資產	187,859	53,699	302,176	543,734	145,519	-	185,432	330,951
Goodwill and intangible assets	商譽及無形資產	249,331	849	331,156	581,336	205,443	-	301,405	506,848
Deferred tax assets	遞延稅項資產	56,240	-	10,286	66,526	14,747	-	23,277	38,024
Spot assets	現貨資產	94,859,161	75,601,224	44,404,798	214,865,183	76,800,812	28,642,984	36,586,775	142,030,571
Liabilities	**負債**								
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	(742,045)	(35,964,730)	(2,174,122)	(38,880,897)	(2,516,000)	(21,776,110)	(5,250,376)	(29,542,486)
Deposits from customers	客戶存款	(69,467,118)	(33,681,107)	(37,958,672)	(141,106,897)	(58,328,752)	(5,118,680)	(30,526,587)	(93,974,019)
Trading liabilities	交易用途負債	(316,735)	-	(140,914)	(457,649)	(341,909)	-	(24,305)	(366,214)
Certificates of deposit issued	已發行存款證	(1,497,143)	-	(552,805)	(2,049,948)	(1,246,096)	-	(751,747)	(1,997,843)
Current taxation	本期稅項	(14,192)	(68,537)	(52,519)	(135,248)	(22,275)	-	(85,562)	(107,837)
Deferred tax liabilities	遞延稅項負債	(3,549)	-	(422)	(3,971)	-	-	(65)	(65)
Other accounts and provisions	其他賬項及準備	(1,494,438)	(668,581)	(1,640,385)	(3,803,404)	(2,067,863)	(107,425)	271,650	(1,903,638)
Loan capital	借貸資本	(9,051,989)	-	(4,600,230)	(13,652,219)	(8,154,315)	-	-	(8,154,315)
Spot liabilities	現貨負債	(82,587,209)	(70,382,955)	(47,120,069)	(200,090,233)	(72,677,210)	(27,002,215)	(36,366,992)	(136,046,417)
Forward purchases	遠期買入	36,089,303	3,398,749	15,231,011	54,719,063	20,344,824	19,395	5,761,707	26,125,926
Forward sales	遠期賣出	(45,223,767)	(4,418,210)	(11,368,977)	(61,010,954)	(23,720,263)	(23,766)	(5,431,750)	(29,175,779)
Net option position	期權倉淨額	(10,140)	-	21,989	11,849	(8,787)	-	33,038	24,251
Net long non-structural position	非結構性長盤淨額	3,127,348	4,198,808	1,168,752	8,494,908	739,376	1,636,398	582,778	2,958,552
Net structural position	結構性持倉淨額	1,792,305	4,770,667	890,790	7,453,762	1,779,312	1,344,884	658,586	3,782,782

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(b) Market risk management (continued) / (b) 市場風險管理(續)

(i) Currency risk (continued) / (i) 貨幣風險(續)

The Bank / **銀行**

		2007 USD 美元 HK$'000 港幣千元	2007 CNY 人民幣 HK$'000 港幣千元	2007 Other Foreign currencies 其他外幣 HK$'000 港幣千元	2007 Total 總額 HK$'000 港幣千元	2006 USD 美元 HK$'000 港幣千元	2006 CNY 人民幣 HK$'000 港幣千元	2006 Other Foreign currencies 其他外幣 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元
Assets	**資產**								
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	556,915	1,374,811	680,416	2,612,142	1,498,074	2,656,355	2,572,734	6,727,163
Placements with banks and others financial institutions	在銀行及其他金融機構的存款	29,405,449	-	19,228,115	48,633,564	25,087,102	-	16,391,163	41,478,265
Trade bills	貿易票據	424,951	-	26,403	451,354	569,059	-	29,835	598,894
Trading assets	交易用途資產	777,662	-	44,616	822,278	539,942	-	23,242	563,184
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	6,261,904	-	315,768	6,577,672	6,449,475	-	363,766	6,813,241
Advances to customers and other accounts	貸款及其他賬項	17,531,821	6,703	14,810,117	32,348,641	25,440,563	25,961,866	11,358,710	62,761,139
Available-for-sale financial assets	可供出售金融資產	1,305,383	118,504	2,486,256	3,910,143	1,556,585	-	1,820,864	3,377,449
Amounts due from subsidiaries	附屬公司欠款	205,607	-	634,086	839,693	399,687	-	445,083	844,770
Held-to-maturity investments	持至到期投資	6,823,059	-	1,383,540	8,206,599	7,179,749	-	665,506	7,845,255
Investment in subsidiaries and associates	附屬公司和聯營公司的投資	1,232,920	-	208,666	1,441,586	1,377,658	-	208,666	1,586,324
Fixed assets	固定資產	6,886	-	188,932	195,818	7,329	-	74,130	81,459
Deferred tax assets	遞延稅項資產	5,921	-	6,428	12,349	3,713	-	19,192	22,905
Spot assets	現貨資產	64,538,478	1,500,018	40,013,343	106,051,839	70,108,936	28,618,221	33,972,891	132,700,048
Liabilities	**負債**								
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	(646,556)	-	(1,755,290)	(2,401,846)	(2,388,519)	(21,776,150)	(5,160,256)	(29,324,925)
Deposits from customers	客戶存款	(52,751,196)	(1,476,563)	(36,323,017)	(90,550,776)	(50,927,325)	(5,118,680)	(28,540,005)	(84,586,010)
Trading liabilities	交易用途負債	(207,470)	-	(52,809)	(260,279)	(333,703)	-	(24,305)	(358,008)
Certificates of deposit issued	已發行存款證	(1,497,143)	-	(552,805)	(2,049,948)	(1,246,096)	-	(751,747)	(1,997,843)
Amounts due to subsidiaries	欠附屬公司款項	(1,111,003)	-	(2,013)	(1,113,016)	(924,774)	-	(227,190)	(1,151,964)
Current taxation	本期稅項	(5,120)	-	(46,338)	(51,458)	(12,667)	-	(86,924)	(99,591)
Other accounts and provisions	其他賬項及準備	(926,476)	(2,539)	(745,288)	(1,674,303)	(1,886,061)	(107,425)	356,471	(1,637,015)
Loan capital	借貸資本	(9,051,989)	-	(4,600,230)	(13,652,219)	(8,154,315)	-	-	(8,154,315)
Spot liabilities	現貨負債	(66,196,953)	(1,479,102)	(44,077,790)	(111,753,845)	(65,873,460)	(27,002,255)	(34,433,956)	(127,309,671)
Forward purchases	遠期買入	33,069,414	216,572	14,799,081	48,085,067	20,219,638	19,395	5,750,564	25,989,597
Forward sales	遠期賣出	(43,247,506)	(371,027)	(10,749,074)	(54,367,607)	(23,709,253)	(23,766)	(5,306,564)	(29,039,583)
Net option position	期權倉淨額	(10,140)	-	21,989	11,849	(8,787)	-	33,038	24,251
Net long/(short) non-structural position	非結構性長/(短)盤淨額	(11,846,707)	(133,539)	7,549	(11,972,697)	737,074	1,611,595	15,973	2,364,642
Net structural position	結構性持倉淨額	1,792,305	4,770,667	890,790	7,453,762	1,779,312	1,344,884	658,586	3,782,782

(ii) Interest rate risk

The Group's interest rate positions arise from treasury and commercial banking activities. Interest rate risk arises in both trading portfolios and non-trading portfolios. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Interest rate risk is managed daily by the Treasury Department within the limits approved by the Board of Directors. The instruments used to manage interest rate risk include interest rate swaps and other derivatives.

(ii) 利率風險

本集團的利率持倉來自財資及商業銀行業務。交易組合和非交易組合均會產生利率風險。利率風險主要是由帶息資產、負債及承擔在再定息時的時差所致，亦與無息負債持倉有關，其中包括股東資金和往來賬戶及若干定息貸款和負債。利率風險由資金部按董事會批准的限額範圍進行日常管理。管理利率風險的工具包括利率掉期和其他衍生工具。

Market risk control limits are set at different levels and dimensions. The Board of Directors approves the core control limits and delegates the Asset and Liability Management Committee to approve the detailed control limits. Risk, return and risk capital are considered in the limits setting. Active limit monitoring process is undertaken.

市場風險控制限額設有不同層次及範疇。董事會審批核心控制限額並授權資產負債管理委員會審批具體的控制限額。釐定限額時會考慮風險、回報及風險資本等因素，並且採用積極限額監控程序。

The independent centralized risk management function of the Group monitors the risk-taking activities of the Group. It is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a frequent basis to ensure that they are within established control limits.

本集團之獨立中央風險管理功能，監控本集團承擔風險的活動，並負責監察本集團的市場風險，確保整體及個別市場風險處於本集團的風險承受範圍內。本集團會經常監控風險承擔情況，以確保所承擔風險屬於既定的控制限額內。

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period.

本集團運用風險值來量化相關交易組合的市場風險。風險值是統計學上的估計，用來量度於某一時段內持倉維持不變的情況下，因市場息率及價格的不利波動而引致組合的市值潛在虧損。

The Group estimates VaR for the Group's trading portfolio by the Parametric Approach, where the VaR computes from the underlying variances and covariances of the constituents of a portfolio. This methodology uses historical movements in market rates and prices, a 99% confidence level, a one-day holding period, a one-year historical observation period with higher weights being assigned to more recent observations, and takes into account correlations between different markets and rates.

本集團通過參數法評估本集團交易組合的風險值，其中，風險值乃透過組合成份的有關方差及協方差計算得出。該方法是依據過往市場息率與價格的波動、99%置信水平、1日持倉期以及對較近期觀察給予較高權重的1年過往觀察期，並計入不同市場及息率的相關程度來推算。

Structural foreign exchange positions arising from net investments in branches and subsidiaries are not included in the VaR for foreign exchange trading position.

由分行及附屬公司的淨投資產生的結構性外匯持倉不會包括在計算外匯交易持倉的風險值。

In addition to the listed shares, the book value of private equity funds and unlisted equities (excluding credit-related unlisted securities) (collectively the "Unlisted Securities") is limited and is monitored by the management of the Bank. The Unlisted Securities and listed non-trading equities are not included in the VaR for equity trading position and are managed through the delegated limits. The limits are subject to regular review by the Board.

除上市股份外，私人股份基金及非上市股份(不包括與信貸有關之非上市證券)(統稱「非上市證券」)由銀行管理層按限額控制。非上市證券及非交易上市股份是根據特定限額管理及並不包括在交易股份持倉的風險數額內，董事會須定期檢討該限額。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(b) Market risk management (continued)
(ii) Interest rate risk (continued)
Value-at-risk statistics

(b) 市場風險管理(續)
(ii) 利率風險(續)
風險數額統計

		2007			
		At 31st December 於12月31日 HK$'000 港幣千元	**Maximum 最高 HK$'000 港幣千元**	**Minimum 最低 HK$'000 港幣千元**	**Mean 平均 HK$'000 港幣千元**
VaR for total trading activities	交易活動的風險數額總額	**62,156**	**97,545**	**21,639**	**54,127**
VaR for foreign exchange trading positions*	外匯交易持倉的風險數額*	**1,412**	**8,809**	**590**	**1,460**
VaR for interest rate trading positions	利率交易持倉的風險數額	**798**	**1,015**	**83**	**379**
VaR for equity trading positions	股份交易持倉的風險數額	**60,779**	**95,427**	**21,481**	**52,931**

		2006			
		At 31st December 於12月31日 HK$'000 港幣千元	Maximum 最高 HK$'000 港幣千元	Minimum 最低 HK$'000 港幣千元	Mean 平均 HK$'000 港幣千元
VaR for total trading activities	交易活動的風險數額總額	25,561	29,720	11,663	18,578
VaR for foreign exchange trading positions*	外匯交易持倉的風險數額*	1,043	2,167	528	1,042
VaR for interest rate trading positions	利率交易持倉的風險數額	98	3,366	55	1,029
VaR for equity trading positions	股份交易持倉的風險數額	25,423	29,551	10,527	17,464

* Included all foreign exchange positions but excluded structured foreign exchange positions.

* 包括所有外匯持倉但不包括結構性外匯持倉。

(c) Operational risk management

Operational risk is the risk arising from the potential loss due to inadequate or failed internal processes, people and systems or from external events.

The objective of operational risk management is to identify, assess and monitor operational risk and, in particular, to comply with the relevant regulatory requirements.

The Group has implemented a centralized risk management framework since January 2006. The Board of Directors reviews and approves the policies for operational risk management, and it has delegated the responsibility for ongoing operational risk management to the Operational & Other Risks Management Committee. The Operational & Other Risks Management Committee regularly reports status of operational risk management to the Board of Directors via the Risk Management Committee. The independent centralized risk management function of the Group is responsible for monitoring activities relating to operational risk.

(c) 營運風險管理

營運風險指由於內部流程、人手及系統不足或不成熟或因外部事件而導致的潛在損失所引致的風險。

營運風險管理的目標在於辨別、評估及監控營運風險，尤其是要遵守相關監管規定。

本集團自2006年1月起實施統一的風險管理制度。董事會審閱並批准營運風險管理政策，並已授權營運及其他風險管理委員會，負責持續管理營運風險。營運及其他風險管理委員會透過風險管理委員會定期向董事會匯報營運風險管理的情況。本集團之獨立中央風險管理功能，負責監控與營運風險有關的活動。

Operational risk management tools adopted include operational risk incidents reporting, control self-assessment, key risk indicators, operation manuals, insurance policies, business continuity planning, etc.

本集團所採用的營運風險管理工具包括營運風險事件報告、自我評估監控、主要風險指標、營運手冊、保險政策及業務持續規劃等等。

Furthermore, the independent centralized risk management function of the Group has also performed self-assessments on the Group's compliance with the requirements of HKMA Supervisory Policy Manual on Operational Risk Management and Banking (Capital) Rules (the "Capital Rules"), with satisfactory result which has been reviewed independently by the Internal Audit Department.

此外,本集團之獨立中央風險管理功能亦就本集團是否符合香港金管局監管政策手冊關於業務操作風險管理的規定及銀行業(資本)規則(「資本規則」)進行自我評估,並經內部稽核部獨立審閱後得出滿意的結果。

(d) **Liquidity risk management**

The purpose of liquidity management is to ensure sufficient cash flows to meet all financial commitment and to capitalize on opportunities for business expansion. This includes the Group's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, to comply with the statutory liquidity ratio, and to make new loans and investments as opportunities arise.

(d) **流動資金風險管理**

流動資金風險管理是為了確保本集團維持充足的現金以配合所有財務承擔,並掌握業務擴展的機會。當中包括確保本集團能夠在即時或合約期滿時滿足客戶的提款要求;本集團在借款期滿時能夠還款;本集團符合法定的流動資金比率,以及掌握貸款和投資的機會。

The management of the Bank's liquidity risk is governed by the Liquidity Risk Management Policy, endorsed by the Risk Management Committee and approved by the Board of Directors. The Asset and Liability Management Committee is delegated by the Board of Directors to oversee the Bank's liquidity risk management, set the strategy and policy for managing liquidity risk and the means for ensuring that such strategy and policy are implemented. Liquidity risk is managed on a daily basis by the Treasury Department within the limits approved by the Board of Directors. The independent centralized risk management function of the Group is responsible for monitoring the activities of the Treasury Department in compliance with the Liquidity Risk Management Manual and Policy. The Internal Audit Department performs periodic reviews to make sure the liquidity risk management functions are carried out effectively.

本行的流動資金風險管理受風險管理委員會認可並經董事會核准的流動資金風險管理政策監管。資產負債管理委員會獲董事會授權,負責監察本行的流動資金風險管理,並制訂管理流動資金風險的策略與政策以及確保執行有關策略與政策的措施。流動資金風險由資金部每日按董事會批核的限額範圍進行管理。本集團之獨立中央風險管理功能,負責監控資金部的活動是否遵從流動資金風險管理手冊及政策。內部稽核部會定期作出檢討,確保流動資金風險管理功能得以有效執行。

The Group manages liquidity risk by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits. Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflows in the ordinary course of business.

本集團透過維持充足的流動資產,例如適當的現金和短期資金和證券數量,管理流動資金風險,以確保能在經審慎釐定的限額內符合短期融資要求。本集團維持充足的備用信貸,能提供策略性的流動資金,以應付日常業務過程中未能預計的大量資金需求。

The Group conducts stress testing regularly to analyze liquidity risk and has formulated a contingency plan that sets out a strategy for dealing with a liquidity problem and the procedures for making up cash flow deficits in emergency situations.

本集團會定期進行壓力測試,以分析流動資金風險,並已制訂應急計劃,當中訂明了處理流動資金問題的策略及於緊急情況下彌補現金流不足的程序。

In addition to observing the statutory liquidity ratio, the Bank also monitors the loan to deposit ratio and maturity mismatch between assets and liabilities to control the Bank's liquidity risk.

除緊守法定的流動資金比率外,本銀行亦會監控貸存比率及資產與負債的期限錯配,以控制本行的流動資金風險。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(d) Liquidity risk management (continued)
Analysis of assets and liabilities by remaining maturity:

(d) 流動資金風險管理(續)
資產及負債的剩餘期限分析：

The Group 集團

		2007						
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	13,583,109	62,400	-	-	-	541,192	14,186,701
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	90,574,292	4,129,601	-	-	-	94,703,893
Trade bills	貿易票據	57,279	624,275	91,625	-	-	38,451	811,630
Trading assets	交易用途資產	-	797,857	396,673	-	17,598	3,634,474	4,846,602
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	154,749	522,699	7,980,558	-	-	8,658,006
Advances to customers and other accounts	客戶貸款及其他賬項	4,211,222	36,839,812	34,528,649	83,439,606	61,708,576	14,677,964	235,405,829
Available-for-sale financial assets	可供出售金融資產	-	1,922,511	4,681,603	2,898,681	970,641	1,744,059	12,217,495
Held-to-maturity investments	持至到期投資	-	970,156	6,096,029	2,606,799	1,088,065	-	10,761,049
Undated assets	無註明日期資產	-	-	-	-	-	12,387,455	12,387,455
Total assets	資產總額	17,851,610	131,946,052	50,446,879	96,925,644	63,784,880	33,023,595	393,978,660
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	3,722,566	17,591,509	17,685,372	49,261	9,946	1,602	39,060,256
Deposits from customers	客戶存款	81,227,431	178,156,451	17,106,985	7,659,059	35,918	-	284,185,844
– Demand deposits and current accounts	– 活期存款及往來賬戶	29,989,672	-	-	-	-	-	29,989,672
– Savings deposit	– 儲蓄存款	49,216,282	-	-	-	-	-	49,216,282
– Time, call and notice deposits	– 定期及通知存款	2,021,477	178,156,451	17,106,985	7,659,059	35,918	-	204,979,890
Trading liabilities	交易用途負債	-	1,098,512	-	32,885	101	1,240,603	2,372,101
Certificates of deposit issued	已發行存款證	-	288,420	9,662,609	1,326,263	887,609	-	12,164,901
Current taxation	本期稅項	-	-	228,850	-	-	-	228,850
Loan capital	借貸資本	-	-	-	9,269,404	4,382,815	-	13,652,219
Undated liabilities	無註明日期負債	-	-	-	-	-	11,868,577	11,868,577
Total liabilities	負債總額	84,949,997	197,134,892	44,683,816	18,336,872	5,316,389	13,110,782	363,532,748
Net gap	淨差距	(67,098,387)	(65,188,840)	5,763,063	78,588,772	58,468,491		

The Group **集團**

		2006						
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	8,317,746	-	-	-	-	-	8,317,746
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	64,315,952	1,717,526	830,567	-	-	66,864,045
Trade bills	貿易票據	31,258	439,366	104,631	-	-	45,208	620,463
Trading assets	交易用途資產	387	516,124	134,770	13,043	31,485	2,241,725	2,937,534
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	197,519	375,619	7,928,462	141,043	836	8,643,479
Advances to customers and other accounts	客戶貸款及其他賬項	4,099,733	30,736,093	23,224,513	54,944,952	52,686,001	9,405,374	175,096,666
Available-for-sale financial assets	可供出售金融資產	-	4,371,077	1,370,320	2,096,336	608,292	3,556,172	12,002,197
Held-to-maturity investments	持至到期投資	-	848,234	842,936	7,268,993	1,260,134	29,062	10,249,359
Undated assets	無註明日期資產	-	-	-	-	-	9,470,828	9,470,828
Total assets	資產總額	12,449,124	101,424,365	27,770,315	73,082,353	54,726,955	24,749,205	294,202,317
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	4,512,307	11,312,398	14,202,290	821,476	1,039,047	71,664	31,959,182
Deposits from customers	客戶存款	59,423,997	134,799,884	10,812,037	4,463,928	-	24,374	209,524,220
– Demand deposits and current accounts	－活期存款及往來賬戶	15,130,231	-	-	-	-	-	15,130,231
– Savings deposit	－儲蓄存款	43,644,321	-	-	-	-	-	43,644,321
– Time, call and notice deposits	－定期及通知存款	649,445	134,799,884	10,812,037	4,463,928	-	24,374	150,749,668
Trading liabilities	交易用途負債	386	216,675	9,033	63,430	3,004	650,067	942,595
Certificates of deposit issued	已發行存款證	-	3,033,404	964,439	3,000,564	-	-	6,998,407
Current taxation	本期税項	-	-	334,097	-	-	-	334,097
Loan capital	借貸資本	-	-	-	3,865,491	4,288,824	-	8,154,315
Undated liabilities	無註明日期負債	-	-	-	-	-	8,644,772	8,644,772
Total liabilities	負債總額	63,936,690	149,362,361	26,321,896	12,214,889	5,330,875	9,390,877	266,557,588
Net gap	淨差距	(51,487,566)	(47,937,996)	1,448,419	60,867,464	49,396,080		

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(d) Liquidity risk management (continued) (d) 流動資金風險管理(續)

The Bank 銀行

		2007						
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	2,721,253	-	-	-	-	411,894	3,133,147
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	80,492,807	2,630,147	-	-	-	83,122,954
Trade bills	貿易票據	33,934	311,605	85,567	-	-	38,451	469,557
Trading assets	交易用途資產	-	797,857	396,673	-	17,598	3,408,650	4,620,778
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	154,749	522,699	7,963,905	-	-	8,641,353
Advances to customers and other accounts	客戶貸款及其他賬項	3,862,117	23,246,131	12,885,687	52,567,238	42,388,245	6,742,366	141,691,784
Available-for-sale financial assets	可供出售金融資產	-	1,903,056	4,392,898	2,745,202	244,184	1,322,684	10,608,024
Held-to-maturity investments	持至到期投資	-	734,643	5,554,559	1,820,348	663,348	-	8,772,898
Undated assets	無註明日期資產	-	-	-	-	-	37,412,985	37,412,985
Total assets	資產總額	6,617,304	107,640,848	26,468,230	65,096,693	43,313,375	49,337,030	298,473,480
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	369,105	1,923,311	286,660	-	-	1,602	2,580,678
Deposits from customers	客戶存款	56,357,730	164,306,521	9,444,618	2,479,420	-	-	232,588,289
– Demand deposits and current accounts	– 活期存款及往來賬戶	10,144,175	-	-	-	-	-	10,144,175
– Savings deposit	– 儲蓄存款	46,188,530	-	-	-	-	-	46,188,530
– Time, call and notice deposits	– 定期及通知存款	25,025	164,306,521	9,444,618	2,479,420	-	-	176,255,584
Trading liabilities	交易用途負債	-	1,098,512	-	32,885	101	1,043,234	2,174,732
Certificates of deposit issued	已發行存款證	-	288,420	9,662,609	1,326,263	3,087,609	-	14,364,901
Current taxation	本期税項	-	-	80,871	-	-	-	80,871
Loan capital	借貸資本	-	-	-	9,269,404	4,382,815	-	13,652,219
Undated liabilities	無註明日期負債	-	-	-	-	-	6,850,498	6,850,498
Total liabilities	負債總額	56,726,835	167,616,764	19,474,758	13,107,972	7,470,525	7,895,334	272,292,188
Net gap	淨差距	(50,109,531)	(59,975,916)	6,993,472	51,988,721	35,842,850		

The Bank **銀行**

		2006						
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	8,072,113	–	–	–	–	–	8,072,113
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	–	63,688,406	1,587,248	830,567	–	–	66,106,221
Trade bills	貿易票據	31,258	439,366	104,631	–	–	45,208	620,463
Trading assets	交易用途資產	387	515,976	134,770	6,188	29,130	2,213,432	2,899,883
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	–	193,671	375,619	7,928,462	115,787	836	8,614,375
Advances to customers and other accounts	客戶貸款及其他賬項	3,477,395	29,832,312	22,958,197	54,024,867	49,586,381	7,815,595	167,694,747
Available-for-sale financial assets	可供出售金融資產	–	4,351,760	1,134,652	1,937,533	419,307	2,258,283	10,101,535
Held-to-maturity investments	持至到期投資	–	714,541	436,236	6,409,880	745,156	29,063	8,334,876
Undated assets	無註明日期資產	–	–	–	–	–	11,925,400	11,925,400
Total assets	資產總額	11,581,153	99,736,032	26,731,353	71,137,497	50,895,761	24,287,817	284,369,613
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	4,512,307	11,203,262	14,176,739	738,602	1,039,047	71,664	31,741,621
Deposits from customers	客戶存款	57,386,698	132,211,103	8,580,336	4,260,703	–	24,374	202,463,214
- Demand deposits and current accounts	一活期存款及往來賬戶	13,485,262	–	–	–	–	–	13,485,262
- Savings deposit	一儲蓄存款	43,251,991	–	–	–	–	–	43,251,991
- Time, call and notice deposits	一定期及通知存款	649,445	132,211,103	8,580,336	4,260,703	–	24,374	145,725,961
Trading liabilities	交易用途負債	386	216,501	9,033	58,112	276	650,067	934,375
Certificates of deposit issued	已發行存款證	–	3,033,404	964,439	5,200,564	–	–	9,198,407
Current taxation	本期稅項	–	–	295,823	–	–	–	295,823
Loan capital	借貸資本	–	–	–	3,865,491	4,288,824	–	8,154,315
Undated liabilities	無註明日期負債	–	–	–	–	–	6,716,610	6,716,610
Total liabilities	負債總額	61,899,391	146,664,270	24,026,370	14,123,472	5,328,147	7,462,715	259,504,365
Net gap	淨差距	(50,318,238)	(46,928,238)	2,704,983	57,014,025	45,567,614		

As the trading and available-for-sale portfolios may be sold before maturity or deposits from customers may mature without being withdrawn, the contractual maturity dates do not represent expected dates of future cash flows.

由於作交易及可供出售用途的組合可能於到期前出售或客戶存款可能在到期前被提取，合約到期日並非代表未來現金流的估計日期。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(d) Liquidity risk management (continued)

The following tables provide an analysis of the residual contractual maturities of non-derivatives financial liabilities of the Group at the balance sheet date.

(d) 流動資金風險管理(續)

下表提供於結算日集團的非衍生性金融負債之剩餘合約期限分析：

The Group

集團

		2007							
		Carrying Amount 賬面值 HK$'000 港幣千元	Gross cash outflow 現金流出總額 HK$'000 港幣千元	Repayable on demand 即時還款 HK$'000 港幣千元	Less than three months 3個月或以下 HK$'000 港幣千元	Between three months and one year 3個月以上至1年 HK$'000 港幣千元	Between one and five years 1年以上至5年 HK$'000 港幣千元	More than five years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	39,060,256	39,649,036	3,740,859	17,784,501	18,062,750	49,378	9,946	1,602
Deposits from customers	客戶存款	284,185,844	286,298,036	81,231,830	179,299,062	17,674,385	8,053,456	39,303	-
- Demand deposits and current accounts	一活期存款及往來賬戶	29,989,672	29,989,672	29,989,672	-	-	-	-	-
- Savings deposit	一儲蓄存款	49,216,282	49,216,282	49,216,282	-	-	-	-	-
- Time, call and notice deposits	一定期及通知存款	204,979,890	207,092,082	2,025,876	179,299,062	17,674,385	8,053,456	39,303	-
Trading liabilities	交易用途負債	2,372,101	2,376,644	-	1,098,515	2,254	35,164	108	1,240,603
Certificates of deposit issued	已發行存款證	12,164,901	12,634,963	-	364,803	9,994,662	1,387,889	887,609	-
Current taxation	本期稅項	228,850	228,850	-	-	228,850	-	-	-
Loan capital	借貸資本	13,652,219	16,861,073	-	210,565	583,852	11,683,841	4,382,815	-
Interest rate swaps	利率掉期合約	2,246,651	2,246,651	72,469	150,245	365,684	1,448,660	209,593	-
Other liabilities	其他負債	11,868,577	11,868,577	-	-	-	-	-	11,868,577
Total	總額	365,779,399	372,163,830	85,045,158	198,907,691	46,912,437	22,658,388	5,529,374	13,110,782

		2006							
		Carrying Amount 賬面值 HK$'000 港幣千元	Gross cash outflow 現金流出總額 HK$'000 港幣千元	Repayable on demand 即時還款 HK$'000 港幣千元	Less than three months 3個月或以下 HK$'000 港幣千元	Between three months and one year 3個月以上至1年 HK$'000 港幣千元	Between one and five years 1年以上至5年 HK$'000 港幣千元	More than five years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	31,959,182	32,376,484	4,512,523	11,393,353	14,329,013	903,688	1,166,243	71,664
Deposits from customers	客戶存款	209,524,220	210,784,654	59,424,412	135,602,704	11,186,240	4,546,924	-	24,374
- Demand deposits and current accounts	一活期存款及往來賬戶	15,130,231	15,130,231	15,130,231	-	-	-	-	-
- Savings deposit	一儲蓄存款	43,644,321	43,644,321	43,644,321	-	-	-	-	-
- Time, call and notice deposits	一定期及通知存款	150,749,668	152,010,102	649,860	135,602,704	11,186,240	4,546,924	-	24,374
Trading liabilities	交易用途負債	942,595	949,357	386	216,678	11,274	67,937	3,015	650,067
Certificates of deposit issued	已發行存款證	6,998,407	7,314,778	-	3,108,626	1,056,169	3,149,983	-	-
Current taxation	本期稅項	334,097	334,097	-	-	334,097	-	-	-
Loan capital	借貸資本	8,154,315	9,253,255	-	68,209	308,840	4,587,382	4,288,824	-
Interest rate swaps	利率掉期合約	785,664	785,664	-	65,104	59,596	484,014	176,950	-
Other liabilities	其他負債	8,644,772	8,644,772	-	-	-	-	-	8,644,772
Total	總額	267,343,252	270,443,061	63,937,321	150,454,674	27,285,229	13,739,928	5,635,032	9,390,877

The Bank 銀行

		Carrying Amount 賬面值 HK$'000 港幣千元	Gross cash outflow 現金流出總額 HK$'000 港幣千元	Repayable on demand 即時還款 HK$'000 港幣千元	Less than three months 3個月或以下 HK$'000 港幣千元	Between three months and one year 3個月以上至1年 HK$'000 港幣千元	Between one and five years 1年以上至5年 HK$'000 港幣千元	More than five years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元
2007									
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	2,580,678	2,597,060	369,105	1,937,215	289,138	-	-	1,602
Deposits from customers	客戶存款	232,588,289	233,974,780	56,358,123	165,342,030	9,772,390	2,502,237	-	-
- Demand deposits and current accounts	一活期存款及往來賬戶	10,144,175	10,144,175	10,144,175	-	-	-	-	-
- Savings deposit	一儲蓄存款	46,188,530	46,188,530	46,188,530	-	-	-	-	-
- Time, call and notice deposits	一定期及通知存款	176,255,584	177,642,075	25,418	165,342,030	9,772,390	2,502,237	-	-
Trading liabilities	交易用途負債	2,174,732	2,179,275	-	1,098,515	2,254	35,164	108	1,043,234
Certificates of deposit issued	已發行存款證	14,364,901	14,834,963	-	364,803	9,994,662	1,387,889	3,087,609	-
Current taxation	本期稅項	80,871	80,871	-	-	80,871	-	-	-
Loan capital	借貸資本	13,652,219	16,861,073	-	210,565	583,852	11,683,841	4,382,815	-
Interest rate swaps	利率掉期合約	2,246,651	2,246,651	72,469	150,245	365,684	1,448,660	209,593	-
Other liabilities	其他負債	6,850,498	6,856,631	1,861	4,097	175	-	-	6,850,498
Total	總額	274,538,839	279,631,304	56,801,558	169,107,470	21,089,026	17,057,791	7,680,125	7,895,334

		Carrying Amount 賬面值 HK$'000 港幣千元	Gross cash outflow 現金流出總額 HK$'000 港幣千元	Repayable on demand 即時還款 HK$'000 港幣千元	Less than three months 3個月或以下 HK$'000 港幣千元	Between three months and one year 3個月以上至1年 HK$'000 港幣千元	Between one and five years 1年以上至5年 HK$'000 港幣千元	More than five years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元
2006									
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	31,741,621	32,158,668	4,512,523	11,283,962	14,303,462	820,814	1,166,243	71,664
Deposits from customers	客戶存款	202,463,214	203,615,957	57,387,113	132,991,472	8,883,726	4,329,272	-	24,374
- Demand deposits and current accounts	一活期存款及往來賬戶	13,485,262	13,485,262	13,485,262	-	-	-	-	-
- Savings deposit	一儲蓄存款	43,251,991	43,251,991	43,251,991	-	-	-	-	-
- Time, call and notice deposits	一定期及通知存款	145,725,961	145,878,704	649,860	132,991,472	8,883,726	4,329,272	-	24,374
Trading liabilities	交易用途負債	934,375	941,137	386	216,504	11,274	62,619	287	650,067
Certificates of deposit issued	已發行存款證	9,198,407	9,514,778	-	3,108,626	1,056,169	5,349,983	-	-
Current taxation	本期稅項	295,823	295,823	-	-	295,823	-	-	-
Loan capital	借貸資本	8,154,315	9,253,255	-	68,209	308,840	4,587,382	4,288,824	-
Interest rate swaps	利率掉期合約	785,664	785,664	-	65,104	59,596	484,014	176,950	-
Other liabilities	其他負債	6,716,610	6,717,710	-	1,100	-	-	-	6,716,610
Total	總額	260,290,029	263,282,992	61,900,022	147,734,977	24,918,890	15,634,084	5,632,304	7,462,715

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(e) Interest rate risk management

The management of the Bank's interest rate risk is governed by the Interest Rate Risk Management Policy, endorsed by Risk Management Committee and approved by the Board of Directors. The Asset and Liability Management Committee is delegated by the Board of Directors to oversee the Bank's interest rate risk management, set the strategy and policy for managing interest rate risk and the means for ensuring that such strategy and policy are implemented. Interest rate risk is managed on a daily basis by the Treasury Department within the limits approved by the Board of Directors. The independent centralized risk management function of the Group is responsible for monitoring the activities of the Treasury Department in compliance with the Interest Rate Risk Management Manual and Policy. The Internal Audit Department performs periodic reviews to make sure the interest rate risk management functions are carried out effectively.

The Bank manages the interest rate risk on the banking book primarily by focusing on the repricing mismatches. Gap analysis provides a static view of the maturity and repricing characteristics of the Bank's balance sheet positions. Repricing gap limits are set to control the Bank's interest rate risk.

Stress tests on the Bank's various types of interest rate risk are conducted regularly. The Asset and Liability Management Committee monitors the results of stress tests and decides remedial action if required.

Sensitivity analysis on earnings and economic value to interest rate changes is assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides of the balance sheet and performed on monthly basis. Sensitivity limits are set to control the Bank's interest rate risk exposure under both earnings and economic value perspectives. The results are reported to the Asset and Liability Management Committee and the Board of Directors on a regular basis.

Sensitivity analysis on banking book interest rate risk

The Bank uses sensitivity analysis to measure the potential effect of changes in interest rates on our net interest income and economic value change:–

(e) 利率風險管理

本行的利率風險管理受風險管理委員會認可並經董事會核准的利率風險管理政策監管。資產負債管理委員會獲董事會授權，負責監察本行的利率風險管理，並制訂管理利率風險的策略與政策以及確保執行有關策略與政策的措施。利率風險由資金部每日按董事會批核的限額範圍進行管理。本集團之獨立中央風險管理功能，負責監控資金部的活動是否遵從利率風險管理手冊及政策。內部稽核部會定期作出檢討，確保利率風險管理功能得以有效執行。

本行管理銀行賬冊利率風險的主要方法是集中於重訂息率的錯配。差距分析可讓本行從靜態角度瞭解資產負債的到期情況及再定息特點。本行設有重訂息率差距限額以控制本行的利率風險。

本行會對各種利率風險定期進行壓力測試。資產負債管理委員會監控壓力測試的結果，並在需要時建定補救措施。

盈利和經濟價值對利率變動的敏感度分析乃透過每月假設資產負債的收益率曲線出現200個基點的利率衝擊來估算。本行設有敏感度限額，以控制本行的盈利及經濟價值兩方面的利率風險承擔。有關結果定期向資產負債管理委員會及董事會匯報。

銀行賬冊利率風險敏感度分析

本行採用敏感度分析來量度利率變動對淨利息收入及經濟價值變動可能產生的影響：

		2007		2006	
		HKD 港元	**USD 美元**	HKD 港元	USD 美元
		HK'000 港幣千元	**HK'000 港幣千元**	HK'000 港幣千元	HK'000 港幣千元
Impact on earnings over the next 12 months if interest rates rise by 200 basis points	倘利率上調200個基點對未來12個月的盈利影響	**57,327**	**(111,706)**	180,448	(133,756)
Impact on economic value if interest rates rise by 200 basis points	倘利率上調200個基點對經濟價值的影響	**(180,188)**	**(273,099)**	(120,020)	(246,704)

This sensitivity analysis, which is based on a static interest rate risk profile of assets and liabilities, is used for risk management purposes only. The analysis is based on the following assumptions:

(i) there is a parallel shift in the yield curve and in interest rates;

(ii) there are no other changes to the portfolio;

(iii) no loan prepayment is assumed as the majority of loans is on floating rate base; and

(iv) deposits without fixed maturity dates are assumed to be repriced on next day.

該敏感度分析僅用於風險管理目的，乃依據資產及負債的靜態利率風險資料作出。有關分析乃根據以下假設進行：

(i) 收益率曲線及利率出現平行移動；

(ii) 組合並無其他變動；

(iii) 假設沒有提早償還貸款，因大部份貸款屬於浮息貸款；及

(iv) 假設沒有固定到期日的存款於翌日再定息。

Actual changes in the Bank's net interest income and the economic value resulting from the increases in interest rates may differ from the results of this sensitivity analysis.

利率上調而導致本行淨利息收入及經濟價值的實際變動與該敏感度分析的結果可能有所不同。

The following table indicates the expected next repricing dates (or maturity dates whichever are earlier) for the interest bearing assets and liabilities at the balance sheet date.

下表顯示於結算日帶息資產及負債的預計下次利率重訂日(或到期日取其較短者)。

The Group

集團

2007

		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	12,678,618	-	-	-	1,508,083	14,186,701
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	90,578,316	4,125,577	-	-	-	94,703,893
Trade bills	貿易票據	686,671	53,288	-	-	71,671	811,630
Trading assets	交易用途資產	815,455	396,673	-	-	3,634,474	4,846,602
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	5,352,769	446,281	2,845,285	-	13,671	8,658,006
Advances to customers	客戶貸款	140,055,461	42,211,792	26,094,084	6,919,633	2,206,490	217,487,460
Other accounts	其他賬項	1,268,816	1,352,099	39,003	-	15,258,451	17,918,369
Available-for-sale financial assets	可供出售金融資產	7,108,981	1,841,633	806,644	743,913	1,716,324	12,217,495
Held-to-maturity investments	持至到期投資	2,121,945	6,064,246	1,569,423	1,005,435	-	10,761,049
Non-interest bearing assets	非帶息資產	-	-	-	-	12,387,455	12,387,455
Total Assets	資產總額	260,667,032	56,491,589	31,354,439	8,668,981	36,796,619	393,978,660
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	19,327,207	14,414,250	49,261	9,946	5,259,592	39,060,256
Deposits from customers	客戶存款	249,053,238	22,274,935	3,438,605	377,957	9,041,109	284,185,844
Trading liabilities	交易用途負債	1,098,512	-	32,885	101	1,240,603	2,372,101
Certificates of deposit issued	已發行存款證	3,918,263	6,532,766	503,700	1,210,172	-	12,164,901
Loan capital	借貸資本	4,669,174	-	4,600,230	4,382,815	-	13,652,219
Non-interest bearing liabilities	非帶息負債	-	-	-	-	12,097,427	12,097,427
Total liabilities	負債總額	278,066,394	43,221,951	8,624,681	5,980,991	27,638,731	363,532,748
Interest rate sensitivity gap	利率敏感度差距	(17,399,362)	13,269,638	22,729,758	2,687,990		

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(e) Interest rate risk management (continued)
The Group

(e) 利率風險管理(續)
集團

		2006					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	6,848,009	–	–	–	1,469,737	8,317,746
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	64,315,952	2,548,093	–	–	–	66,864,045
Trade bills	貿易票據	519,097	38,795	–	–	62,571	620,463
Trading assets	交易用途資產	507,272	132,754	2,267	28,945	2,266,296	2,937,534
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	324,615	721,641	7,458,909	115,786	22,528	8,643,479
Advances to customers	客戶貸款	112,017,825	26,276,107	19,601,784	5,158,092	2,426,406	165,480,214
Other accounts	其他賬項	1,822,209	1,091,033	126,218	–	6,576,992	9,616,452
Available-for-sale financial assets	可供出售金融資產	4,397,360	1,521,793	1,911,622	638,242	3,533,180	12,002,197
Held-to-maturity investments	持至到期投資	1,137,134	931,836	6,920,478	1,259,667	244	10,249,359
Non-interest bearing assets	非帶息資產	–	–	–	–	9,470,828	9,470,828
Total Assets	資產總額	191,889,473	33,262,052	36,021,278	7,200,732	25,828,782	294,202,317
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	15,074,659	14,328,509	1,503,779	946,399	105,836	31,959,182
Deposits from customers	客戶存款	185,194,140	12,341,018	4,167,681	386,586	7,434,795	209,524,220
Trading liabilities	交易用途負債	207,472	1,756	33,842	99	699,426	942,595
Certificates of deposit issued	已發行存款證	3,033,404	357,975	3,607,028	–	–	6,998,407
Loan capital	借貸資本	–	3,865,491	–	4,288,824	–	8,154,315
Non-interest bearing liabilities	非帶息負債	–	–	–	–	8,978,869	8,978,869
Total liabilities	負債總額	203,509,675	30,894,749	9,312,330	5,621,908	17,218,926	266,557,588
Interest rate sensitivity gap	利率敏感度差距	(11,620,202)	2,367,303	26,708,948	1,578,824		

The Bank 銀行

		2007					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	2,087,374	-	-	-	1,045,773	3,133,147
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	80,492,807	2,630,147	-	-	-	83,122,954
Trade bills	貿易票據	374,783	47,229	-	-	47,545	469,557
Trading assets	交易用途資產	815,455	396,673	-	-	3,408,650	4,620,778
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	5,352,769	446,281	2,828,632	-	13,671	8,641,353
Advances to customers	客戶貸款	96,635,214	8,199,526	22,315,916	5,154,281	2,142,182	134,447,119
Other accounts	其他賬項	462,303	238,227	39,003	-	6,505,132	7,244,665
Available-for-sale financial assets	可供出售金融資產	7,005,779	1,552,928	653,165	69,468	1,326,684	10,608,024
Held-to-maturity investments	持至到期投資	1,886,432	5,522,776	782,504	581,186	-	8,772,898
Non-interest bearing assets	非帶息資產	-	-	-	-	37,412,985	37,412,985
Total Assets	資產總額	195,112,916	19,033,787	26,619,220	5,804,935	51,902,622	298,473,480
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	2,284,231	286,660	-	-	9,787	2,580,678
Deposits from customers	客戶存款	213,127,612	9,476,122	2,101,463	377,957	7,505,135	232,588,289
Trading liabilities	交易用途負債	1,098,512	-	32,885	101	1,043,234	2,174,732
Certificates of deposit issued	已發行之存款證	3,918,263	6,532,766	503,700	3,410,172	-	14,364,901
Loan capital	借貸資本	4,669,174	-	4,600,230	4,382,815	-	13,652,219
Non-interest bearing liabilities	非帶息負債	-	-	-	-	6,931,369	6,931,369
Total liabilities	負債總額	225,097,792	16,295,548	7,238,278	8,171,045	15,489,525	272,292,188
Interest rate sensitivity gap	利率敏感度差距	(29,984,876)	2,738,239	19,380,942	(2,366,110)		

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(e) Interest rate risk management (continued) (e) 利率風險管理(續)

The Bank 銀行

		2006					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	6,757,117	-	-	-	1,314,996	8,072,113
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	63,688,406	2,417,815	-	-	-	66,106,221
Trade bills	貿易票據	519,097	38,795	-	-	62,571	620,463
Trading assets	交易用途資產	497,914	132,754	2,267	28,945	2,238,003	2,899,883
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	320,767	721,641	7,433,653	115,786	22,528	8,614,375
Advances to customers	客戶貸款	109,151,089	25,600,695	17,674,698	4,775,372	2,369,792	159,571,646
Other accounts	其他賬項	1,768,900	1,090,567	126,218	-	5,137,416	8,123,101
Available-for-sale financial assets	可供出售金融資產	4,351,760	1,286,826	1,774,579	419,307	2,269,063	10,101,535
Held-to-maturity investments	持至到期投資	995,342	532,770	6,061,364	745,156	244	8,334,876
Non-interest bearing assets	非帶息資產	-	-	-	-	11,925,400	11,925,400
Total Assets	資產總額	188,050,392	31,821,863	33,072,779	6,084,566	25,340,013	284,369,613
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	14,857,098	14,328,509	1,503,779	946,399	105,836	31,741,621
Deposits from customers	客戶存款	180,823,605	10,109,318	3,964,247	386,586	7,179,458	202,463,214
Trading liabilities	交易用途負債	199,799	1,334	33,842	99	699,301	934,375
Certificates of deposit issued	已發行之存款證	3,033,404	357,975	3,607,028	2,200,000	-	9,198,407
Loan capital	借貸資本	-	3,865,491	-	4,288,824	-	8,154,315
Non-interest bearing liabilities	非帶息負債	-	-	-	-	7,012,433	7,012,433
Total liabilities	負債總額	198,913,906	28,662,627	9,108,896	7,821,908	14,997,028	259,504,365
Interest rate sensitivity gap	利率敏感度差距	(10,863,514)	3,159,236	23,963,883	(1,737,342)		

The following table summarises the range of effective average interest rates for the year ended 31st December for monetary financial instruments:

下表概述於截至12月31日止年度按貨幣金融工具之有效利率範圍：

		The Group 集團		The Bank 銀行	
		2007	2006	2007	2006
		%	%	%	%
Assets	**資產**				
Cash and short-term funds and placements with banks and other financial institutions	現金及在銀行和其金融機構的結存，及在銀行及其他金融機構的存款	**0-10.00**	0-8.50	**0.10-8.60**	0-8.50
Trade bills, advances to customers and advances to banks and other financial institutions	貿易票據，客戶貸款及銀行及其他金融機構的貸款	**0-37.62**	1.02-45.00	**0.88-18.36**	1.02-18.59
Securities (Note)	證券(附註)	**1.00-7.75**	1.00-7.55	**1.00-7.75**	1.00-7.55
Liabilities	**負債**				
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	**0.01-8.48**	0-7.24	**0.01-7.90**	0-7.24
Deposits from customers	客戶存款	**0-13.33**	0-15.00	**0-8.75**	0-15.00
Certificates of deposit issued and loan capital	已發行存款證及借貸資本	**2.25-10.48**	1.43-6.31	**2.25-10.48**	1.43-6.31

Note: Securities include certificates of deposit held, trading assets, financial assets designated at fair value through profit or loss, securities measured as loans and receivables, available-for-sale financial assets and held-to-maturity investments.

附註： 證券包括持有存款證、交易資產、指定為通過損益以反映公平價值的金融資產、以貸款及應收賬款計量的證券、可供出售金融資產及持至到期投資。

(f) Strategic risk management

The objective of strategic risk management is to monitor the risk to earnings or capital arising from bad business decisions or from an improper implementation of good business decisions.

The Board of Directors reviews and approves policy for the management of the strategic risk. The Board has delegated the responsibility for ongoing strategic risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

(f) 策略性風險管理

策略性風險管理的目的是監控因不良商業決定或不當地實施良好商業決定而引致盈利或資本方面的風險。

董事會檢討和審批策略性風險管理政策，及已授權資產負債管理委員會負責持續管理策略性風險。資產負債管理委員會經風險管理委員會向董事會匯報。

(g) Legal risk and reputation risk management

Legal risk is the risk arising from the potential that unenforceable contracts, lawsuits or adverse judgements may disrupt or otherwise negatively affect the operations or financial condition of the Group.

Reputation risk is the risk arising from the potential that negative publicity regarding the Group's business practices, whether true or not, will cause a decline in the customer base or lead to costly litigation or revenue reductions.

The objective of managing the aforesaid risks is to identify, assess and monitor these risks and, in particular, to comply with the relevant regulatory requirements.

(g) 法律風險和信譽風險管理

法律風險，是指於合約未能如期執行、一般訴訟、或不利審判的情形下，可能影響本集團的日常運作或財務狀況。

聲譽風險，通常源自公眾對本集團營商規則的報導，不管真實與否，有可能令本集團之客戶基礎下跌、或導致高昂之訴訟費用或收入減少。

有關風險管理之目的，在於識別、評估和監控各項風險，及確實執行有關監管條例之要求。

40. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(g) Legal risk and reputation risk management (continued)

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

(h) Capital management

The HKMA sets and monitors capital requirements for the Group as a whole. In implementing current capital requirements the HKMA requires the Group to maintain a prescribed ratio of total capital to total risk-weighted assets. The Group calculates requirements for market risk in its trading portfolios based upon the Group's VAR models and uses its internal gradings as the basis for risk weightings for credit risk. Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

In addition to meeting the regulatory requirements, the Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might otherwise be possible with greater gearing and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The process of allocating capital to specific operations and activities is undertaken by Asset and Liability Committee and is reviewed regularly by the Board of Directors.

Consistent with industry practice, the Group monitors its capital structure on the basis of the capital adequacy ratio and there have been no material changes in the Group's policy on the management of capital during the year, except for a change in the calculation methodology in the capital adequacy ratios.

The capital adequacy ratios as at 31st December, 2007 are computed on the consolidated basis of the Bank and certain of its subsidiaries as specified by the HKMA for its regulatory purposes, and are in accordance with the Banking (Capital) Rules of the Hong Kong Banking Ordinance which became effective on 1st January, 2007. The capital adequacy ratios as at 31st December, 2006 were computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance and adjusted in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" issued by the HKMA. Accordingly, the capital adequacy ratios of the two years are not directly comparable.

(g) 法律風險和信譽風險管理(續)

董事會為此等風險檢討和審批有關政策,已授權營運及其他風險管理委員會負責持續管理此等風險。營運及其他風險管理委員會經風險管理委員會向董事會匯報。

(h) 資本管理

金管局制定及監察本集團整體的資本規定。在實施現行的資本規定時,金管局規定本集團維持既定的總資本對總風險加權資產比率。本集團根據風險值模式計算交易組合的市場風險,及根據內部評級作為信貸風險之風險比重的基準。銀行業務分為交易賬冊或銀行賬冊。風險加權資產依照特別規定而定,特別規定旨在反映與資產的不同風險水平及資產負債表外的風險。

除符合監管規定外,本集團管理資本的主要目的是保障本集團可持續經營,藉以不斷為股東提供回報及為其他利益關涉者帶來利益。方法包括依照風險水平釐定產品及服務價格,及以合理的成本提供融資渠道。

本集團積極定期檢討及管理資本架構,以期在爭取更高股東回報與維持良好資本的好處和安全之間取得平衡,並且因應經濟情況的轉變調整資本架構。

調配資本至特定業務及活動的程序由資產及負債委員會進行,並由董事會定期檢討。

本集團依據行業慣例,以資本充足比率為基準監察資本架構,年度內本集團資本管理政策並無重大改變,唯一改變是資本充足比率的計算方法。

2007年12月31日的資本充足比率是依據金管局為監管目的而制定的,本行及若干附屬公司已按綜合基準計算,並符合2007年1月1日生效的香港《銀行條例》的《銀行業(資本)規則》。2006年12月31日的資本充足比率是依據香港《銀行條例》附表三計算,並且按照金管局發出的「保持充足資本防範市場風險」指引作調整。因此,該兩年度的資本充足比率不可直接比較。

The Group and its individually regulated operations have complied with all externally imposed capital requirements throughout the year ended 31st December, 2007 and 2006 and are well above the minimum required ratio set by the HKMA.

本集團及其個別監管業務於截至2007年12月31日止年度內符合所有外間訂立的資本規定，2006年度內則遠高於金管局所定的最低規定比率。

41. FAIR VALUES OF FINANCIAL INSTRUMENTS 金融工具的公平價值

(a) Estimation of fair values

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available. The fair value of such instruments was therefore calculated on the basis of well-establised valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of value realisable in a future sale.

(a) 公平價值估計

公平價值估計是根據金融工具的特性和相關市場資料於某一特定時間作出，因此一般是主觀的。若有市場報價，市場報價是計量公平價值最適合的方法，但由於大多數金融工具，尤其是貸款、存款及非上市衍生工具，均欠缺一個有組織的二手市場，因此並無直接市場報價。此等工具的公平價值會根據一些使用現時市場參數的既定估值模式計算。要特別指出的是，公平價值是指適用於某一特定報告日期的理論價值，所以只可作為日後將金融工具出售時，金融工具可變現價值的指標。

The Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instruments.

本集團會將使用模式推算所得的估值與相若金融工具的報價比較，及在變現後將估值與實際價值比較，以進一步驗證此等模式和作出調整。此等模式涉及不穩定因素，並會受到本集團所用假定和本集團對各類金融工具的風險特性、貼現率、估計將來現金流、預期將來損失和其他因素所作判斷的重大影響。如本集團更改有關假定，便可能對此等估計和估計所得的公平價值產生顯著影響。本集團不一定能夠與獨立市場內的相若價值比較，以證明推算所得的公平價值估計正確。在很多時候，本集團均不能將金融工具即時出售以實現此等公平價值。

The following methods and significant assumptions have been applied in determining the fair values of financial instruments:

本集團採用下列方法和重要假定，以釐定金融工具的公平價值：

(i) the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;

(i) 不設指定期限的活期存款和儲蓄賬戶的公平價值，乃假定為於結算日可按要求而支付的金額；

(ii) the fair value of variable rate financial instruments is assumed to approximate their carrying amounts and, in the case of loans and unquoted debt securities, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the amount of the impairment allowances from both the carrying amount and fair value;

(ii) 浮息金融工具的公平價值，乃假定為與其賬面值相若。如此等工具為貸款和非上市債務證券，由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，因此其公平價值不能反映其信貸素質的改變；

41. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued) 金融工具的公平價值(續)

(a) Estimation of fair values (continued)

(iii) the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(iv) the fair value of unquoted equity investments is estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuers.

(v) the fair value of unlisted open-ended investment funds are estimated using the net asset value per share as reported by the managers of such funds.

(vi) the fair value of forward exchange contracts and interest rate swaps is estimated either using broker quotes or by discounting future cash flows. Future cash flows are estimated based on management's best estimate of the amount it would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties. The discount rate used is a market rate for a similar instrument at the balance sheet date. The fair value of an option contract is determined by applying the Black-Scholes option valuation model. Inputs are based on market related data at the balance sheet date.

(b) Fair value

All financial instruments are stated at fair value or carried at amounts not materially different from their fair values as at 31st December, 2007 and 2006, except for held-to-maturity investments as set out in Note 27.

(a) 公平價值估計(續)

(iii) 以攤銷成本入賬的定息貸款和按揭貸款的公平價值，乃在此等貸款按相若貸款所獲提供的目前市場利率批出時，以市場利率比較的方式估計。由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，在決定公平價值總額時，貸款組合內各項貸款的信貸素質的改變均不會予以考慮。

(iv) 非上市股票投資的公平價值是在可能情況下，將相若上市公司適用的價格／盈利比率調整，以反映發行商所處的特殊狀況。

(v) 非上市開放式投資基金的公平價值估計，是基於投資經理所匯報的每股資產淨值作出。

(vi) 遠期外匯合約和利率掉期的公平價值，是採用經紀報價或折讓將來現金流方法估計。將來現金流乃按管理層在考慮市場現況和另一方的目前信貸狀況後，就其在結算日可藉終止合約而收取或支付的最佳估計金額。本集團採用的貼現率是在結算日適用於相若工具的市場利率。期權合約的公平價值是採用柏力克-舒爾斯期權估值模式估計。本集團輸入的資料則是以結算日的相關市場資料為基礎。

(b) 公平價值

除附註27所載有關持至到期投資外，所有金融工具均是以公平價值或與其於2007年12月31日和2006年同日的公平價值相若的金額入賬。

42. OFF-BALANCE SHEET EXPOSURES 資產負債表以外的風險

(a) Contingent Liabilities and Commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

(a) 或然負債及承擔

以下為每項或然負債及承擔主要類別的合約數額摘要：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Direct credit substitutes	直接信貸代替品	**8,496,462**	5,214,804	**9,151,298**	5,199,789
Transaction-related contingencies	與交易有關的或然項目	**976,037**	740,121	**707,068**	740,121
Trade-related contingencies	與貿易有關的或然項目	**1,492,668**	1,835,733	**1,032,553**	1,782,712
Commitments that are unconditionally cancellable without prior notice	可無條件取消而毋須事先通知的承擔	**49,117,152**	36,724,889	**37,442,191**	35,869,667
Other commitments	其他承擔：				
– up to 1 year	－1年或以下	**4,510,116**	3,022,549	**2,062,476**	3,022,549
– over 1 year	－1年以上	**14,143,865**	14,686,624	**13,353,609**	14,567,457
		78,736,300	62,224,720	**63,749,195**	61,182,295

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts do not represent expected future cash flows.

或然負債及承擔是與信貸有關的工具，包括用以提供信貸的承兑票據、信用證、擔保書和承付款項。合約數額是指當合約被完全提取及客戶違約時所承擔風險的數額。由於預期擔保書及承付款項的大部分數額會在未經提取前逾期，合約總額並不代表估計未來現金流量。

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

(b) 衍生工具

衍生工具是指由一項或多項基本資產或指數價值釐定價值的財務合約。

42. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的風險(續)

(b) Derivatives (continued)

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank:

(b) 衍生工具(續)

以下為集團及銀行的每項衍生工具主要類別的名義數額摘要：

The Group 集團

		2007 Trading 交易 HK$'000 港幣千元	2007 Non-trading 非交易 HK$'000 港幣千元	2007 Total 總額 HK$'000 港幣千元	2006 Trading 交易 HK$'000 港幣千元	2006 Non-trading 非交易 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	14,816,422	22,025	14,838,447	4,954,231	14,384	4,968,615
Swaps	掉期交易	15,141,206	8,456,003	23,597,209	8,101,973	1,847,039	9,949,012
Options purchased	購入期權	3,716,793	-	3,716,793	1,780,330	-	1,780,330
Options written	沽出期權	3,526,541	-	3,526,541	1,568,681	-	1,568,681
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	185,000	-	185,000	-	-	-
Swaps	掉期交易	1,260,944	26,894,520	28,155,464	388,192	20,750,718	21,138,910
Options purchased	購入期權	-	-	-	-	116,669	116,669
Equity contracts	股份合約						
Swaps	掉期交易	-	2,864,172	2,864,172	-	-	-
Options purchased	購入期權	1,331,547	6,030,647	7,362,194	766,431	33,108	799,539
Options written	沽出期權	3,545,259	-	3,545,259	1,743,595	33,108	1,776,703
		43,523,712	44,267,367	87,791,079	19,303,433	22,795,026	42,098,459

The Bank 銀行

		2007 Trading 交易 HK$'000 港幣千元	2007 Non-trading 非交易 HK$'000 港幣千元	2007 Total 總額 HK$'000 港幣千元	2006 Trading 交易 HK$'000 港幣千元	2006 Non-trading 非交易 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	12,707,029	-	12,707,029	4,955,396	-	4,955,396
Swaps	掉期交易	15,141,206	9,840,123	24,981,329	8,101,974	1,725,095	9,827,069
Options purchased	購入期權	3,716,793	-	3,716,793	1,780,330	-	1,780,330
Options written	沽出期權	3,526,541	-	3,526,541	1,568,681	-	1,568,681
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	185,000	-	185,000	-	-	-
Swaps	掉期交易	1,260,944	24,893,104	26,154,048	388,191	19,557,436	19,945,627
Equity contracts	股份合約						
Swaps	掉期交易	-	4,093,192	4,093,192	-	-	-
Options purchased	購入期權	1,331,547	6,030,647	7,362,194	766,431	33,108	799,539
Options written	沽出期權	3,545,259	-	3,545,259	2,024,395	33,108	2,057,503
		41,414,319	44,857,066	86,271,385	19,585,398	21,348,747	40,934,145

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

衍生工具是由本集團及銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。這些工具的名義金額指在結算日仍未完成的交易量,但並不代表所承受風險的數額。

The fair value and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

前述資產負債表以外風險的公平價值及信貸風險加權數額如下。這些數額並未計入雙邊淨額安排的影響。

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Fair value (Note 23)	公平價值(附註23)				
Exchange rate contracts	匯率合約	**234,691**	106,586	**171,783**	105,907
Interest rate contracts	利率合約	**803,765**	545,055	**704,994**	536,376
Options purchased	購入期權				
– exchange rate contracts	一匯率合約	**-**	2,223	**-**	2,223
– equity contracts	一股份合約	**513,276**	8,553	**513,276**	8,553
		1,551,732	662,417	**1,390,053**	653,059

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Credit risk weighted amounts*	信貸風險加權數額*				
Contingent liabilities and commitments	或然負債及承擔	**18,725,103**	12,018,280	**12,304,493**	11,995,146
Exchange rate contracts	匯率合約	**129,966**	92,695	**131,367**	91,964
Interest rate contracts	利率合約	**195,964**	219,415	**197,109**	219,868
Equity contracts	股份合約	**74,678**	25,852	**99,208**	25,852
		19,125,711	12,356,242	**12,732,177**	12,332,830

* The Bank adopted the Foundation Internal Ratings Based ("IRB") approach according to Banking (Capital) Rules for calculating the credit risk weighted amount as at 31st December, 2007. The amounts as at 31st December, 2006 were complied in accordance with the then Third Schedule of Hong Kong Banking Ordinance under Basel I capital accord.

* 根據《銀行業(資本)規則》,本行採納「基礎內部評級基準計算法」計算於2007年12月31日之信貸風險之風險加權金額。而於2006年12月31日之金額則符合根據巴塞爾資本協定而制定的香港《銀行條例》附表三。

42. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的風險(續)

(b) Derivatives (continued)

The tables above give the contractual or notional amounts, fair value and credit risk weighted amounts of off-balance sheet transactions. The fair value is calculated for the purposes of deriving the credit risk weighted amounts. These are assessed in accordance with the Banking (Capital) Rules. Fair value represents the cost of replacing all contracts which have a positive value when marked to market.

Fair value is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk weighted amount refers to the amount as computed in accordance with the Banking (Capital) Rules.

The following table provides an analysis of the notional amounts of derivatives of the Group by relevant maturity grouping based on the remaining periods to settlement at the balance sheet date.

(b) 衍生工具(續)

下表列出資產負債表以外交易的合約或名義數額、公平價值及信貸風險加權數額。公平價值是用來計算信貸風險加權數額。該等數額是按照《銀行業(資本)規則》作評估。公平價值是指重置所有按市場價值計算差額時附有正值的合約成本。

公平價值是在結算日該等合約的略計信貸風險。信貸風險加權數額是指按照《銀行業(資本)規則》計算。

下表分析在結算日本集團根據到期期限歸類之剩餘結算期限有關衍生工具的名義數額。

The Group 集團
Notional amounts with remaining life of
剩餘期限的名義數額

		2007				2006			
		1 year or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	1 years or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Interest rate derivatives	利率衍生工具	10,651,886	13,046,923	4,641,655	28,340,464	2,929,898	17,025,629	1,300,052	21,255,579
Currency derivatives	貨幣衍生工具	40,699,387	4,979,603	-	45,678,990	17,824,374	442,264	-	18,266,638
Other derivatives	其他衍生工具	10,736,251	2,450,326	585,048	13,771,625	2,295,442	-	280,800	2,576,242
		62,087,524	20,476,852	5,226,703	87,791,079	23,049,714	17,467,893	1,580,852	42,098,459

The Bank 銀行
Notional amounts with remaining life of
剩餘期限的名義數額

		2007				2006			
		1 year or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	1 years or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Interest rate derivatives	利率衍生工具	11,021,481	11,221,957	4,095,610	26,339,048	2,813,229	15,890,195	1,242,203	19,945,627
Currency derivatives	貨幣衍生工具	40,285,437	4,646,255	-	44,931,692	17,689,212	442,264	-	18,131,476
Other derivatives	其他衍生工具	11,137,623	3,277,974	585,048	15,000,645	2,576,242	-	280,800	2,857,042
		62,444,541	19,146,186	4,680,658	86,271,385	23,078,683	16,332,459	1,523,003	40,934,145

(c) Capital Commitments

Capital commitments outstanding at 31st December and not provided for in the accounts were as follows:

(c) 資本承擔

於12月31日未償付但並未在賬項中提撥準備的資本承擔如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Expenditure authorised and contracted for	已核准支出並已簽約	**1,880,236**	669,184	**647,325**	656,957
Expenditure authorised but not contracted for	已核准支出但未簽約	**131,162**	100,777	**88,797**	97,513
		2,011,398	769,961	**736,122**	754,470

(d) Operating Lease Commitments

At 31st December, 2007, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

(d) 經營租賃承擔

於2007年12月31日，在不可撤銷的經營租賃內，未來最低應付租賃款項總額如下：

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Properties	物業				
Within one year	1年以內	**272,332**	202,937	**119,114**	155,647
After one year but within five years	1年至5年內	**618,640**	358,357	**124,494**	269,345
After five years	5年以後	**306,538**	131,643	**1,489**	80,277
		1,197,510	692,937	**245,097**	505,269

		The Group 集團		The Bank 銀行	
		2007	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Equipment	設備				
Within one year	1年以內	**4,426**	4,117	**1,559**	1,593
After one year but within five years	1年至5年內	**9,349**	7,765	**2,198**	2,672
After five years	5年以後	**107**	-	**-**	-
		13,882	11,882	**3,757**	4,265

The Group and the Bank lease certain properties and equipment under operating leases. The leases run for an initial period of one to twenty five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect market rentals. None of the leases includes contingent rentals.

集團及銀行以經營租賃形式租入某些物業和設備。租賃年期由1年至25年，到期日後可再訂約但其他條款須另議。租賃付款金額通常每年調整以反映市值租金。所有租約並不包括或有租金。

43. NOTES ON CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表附註

(a) Purchase of Subsidiaries (a) 收購附屬公司

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Net assets acquired	已購入淨資產		
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**1,943**	131,557
Advances and other accounts less provisions	已扣除準備之貸款及其他賬項	**4,745**	587,204
Fixed assets	固定資產	**570**	2,373
Deposits and balance of banks	銀行的存款及結餘	**–**	(778)
Deposits of customers	客戶存款	**–**	(496,161)
Current taxation	本期税項	**(134)**	(3,970)
Other accounts and provisions	其他賬項及準備	**(3,494)**	(121,716)
Deferred tax liabilities	遞延税項負債	**(22)**	(54)
Minority interests	少數股東權益	**(3)**	(2,561)
		3,605	95,894
Goodwill arising on consolidation	賬項綜合時產生的商譽	**36,604**	95,251
Intangible assets acquired	購入無形資產	**–**	12,986
Total purchase price	購入價總額	**40,209**	204,131
Less: cash and cash equivalents acquired	減：購入的現金及等同現金項目	**(1,943)**	(131,557)
Cash flow on acquisition net of cash acquired	已抵銷因收購所購入的現金流	**38,266**	72,574

(b) Disposal of Subsidiary (b) 出售附屬公司

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**15**	–
Advances and other accounts less provisions	已扣除準備之貸款及其他賬項	**53,132**	–
Fixed assets	固定資產	**466**	–
Taxation	税項	**(2,771)**	–
Other accounts and provisions	其他賬項及準備	**(1,123)**	–
Deferred tax	遞延税項	**(25)**	–
		49,694	–
Add: gain on disposal	加：出售盈利	**405,992**	–
Cash flow on disposal of subsidiary	出售附屬公司的現金流	**455,686**	–

(c) Cash and Cash Equivalents

(c) 現金及等同現金項目

(i) Components of cash and cash equivalents in the consolidated cash flow statement

(i) 在綜合現金流量表內現金及等同現金項目的組成部分

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Cash and balances with banks and other financial institutions (Note 20)	現金及在銀行和其他金融機構的結存(附註20)	**14,186,701**	8,317,746
Placements with banks and other financial institutions with original maturity within three months	原本期限為3個月以內在銀行及其他金融機構的存款	**87,395,382**	63,811,412
Treasury bills with original maturity within three months	原本期限為3個月以內的國庫債券	**1,918,705**	4,579,791
Certificates of deposit held with original maturity within three months	原本期限為3個月以內之持有的存款證	**217,542**	–
		103,718,330	76,708,949

(ii) Reconciliation with the consolidated balance sheet

(ii) 與綜合資產負債表的對賬

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
Cash and balances with banks and other financial institutions (Note 20)	現金及在銀行及其他金融機構的結存(附註20)	**14,186,701**	8,317,746
Placements with banks and other financial institutions (Note 21)	在銀行及其他金融機構的存款(附註21)	**94,703,893**	66,864,045
Treasury bills and certificates of deposit held	國庫債券及持有存款證		
– trading assets (Note 23)	—交易用途資產(附註23)	**1,194,530**	497,915
– designated at fair value through profit or loss (Note 24)	—指定通過損益以反映公平價值(附註24)	**49,600**	95,685
– advances and other accounts (Note 25)	—貸款及其他賬項(附註25)	**39,003**	38,890
– available-for-sale (Note 26)	—可供出售(附註26)	**3,675,687**	5,164,722
– held-to-maturity (Note 27)	—持至到期(附註27)	**1,691,858**	1,698,072
		6,650,678	7,495,284
Amounts shown in the consolidated balance sheet	在綜合資產負債表出現的金額	**115,541,272**	82,677,075
Less: amounts with an original maturity of beyond three months	減:原本期限為3個月以上的數額	**(11,822,942)**	(5,968,126)
Cash and cash equivalents in the consolidated cash flow statement	在綜合現金流量表內的現金及等同現金項目	**103,718,330**	76,708,949

44. ASSETS PLEDGED AS SECURITY 用作抵押品的資產

The following balances with banks have been pledged as collateral for securities borrowings and margin deposits of derivatives.

以下的銀行結餘經已用予抵押證券借貨及衍生工具孖展按金之抵押品。

	The Group 集團		The Bank 銀行	
	2007	2006	**2007**	2006
	HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cash collateral for borrowed securities 用作證券借貨的現金抵押品	**-**	142,041	**-**	142,041
Collateral deposit for derivatives dealing 用作衍生工具買賣的抵押按金	**54,605**	43,995	**54,605**	43,995
	54,605	186,036	**54,605**	186,036

These transactions are conducted under terms that are usual and customary to standard lending and securities borrowing and lending activities.

此等交易之條款是按一般及慣常標準貸款及證券借貸交易進行。

45. LOANS TO OFFICERS 行政人員貸款

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B(4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

按照香港《公司條例》第161B條(4B)及(4C)款規定，本行行政人員之貸款總額公佈如下：

		2007	2006
		HK$'000 港幣千元	HK$'000 港幣千元
Aggregate amount of relevant loans outstanding at 31st December	相關貸款於12月31日的結欠總額		
By the Bank	由銀行借出	**1,432,258**	1,336,206
By subsidiaries	由附屬公司借出	**624,679**	–
		2,056,937	1,336,206
The maximum aggregate amount of relevant loans outstanding during the year	年度內相關貸款之最高結欠總額		
By the Bank	由銀行借出	**1,864,271**	1,738,078
By subsidiaries	由附屬公司借出	**624,886**	–
		2,489,157	1,738,078

There was no interest due but unpaid nor any impairment allowance made against these loans at 31st December, 2007 and 31st December, 2006.

於2007年12月31日及2006年12月31日，沒有逾期未償付利息，亦未有對該等貸款作減值準備。

46. MATERIAL RELATED PARTY TRANSACTIONS 關聯人士的重大交易

The Group maintains certain retirement benefit schemes for its staff as per Note 2(q)(iii). In the year 2007, the total amount of contributions the Group made to the schemes was HK$93,180,000 (2006: HK$78,663,000).

本集團為其職員提供某些退休保障計劃，並已於附註2(q)(iii)披露。於2007年內，本集團對這些計劃的供款總數為港幣93,180,000元(2006年：港幣78,663,000元)。

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (2006: one) associate amounting to HK$6,500,000 at 31st December, 2007 (2006: HK$6,500,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

本集團與其關聯人士進行多項交易，這些人士包括聯營公司，主要行政人員與其近親家庭成員、及受這些人士所控制的公司或具有重大影響力的公司。這些交易包括接受這些人士存款及為他們提供信貸。除本行借予一間(2006年：一間)聯營公司的免息股東貸款外，其於2007年12月31日的結餘為港幣6,500,000元(2006年：港幣6,500,000元)，除此之外，所有存款及信貸的利率，均按照與一般同等信用水平之客戶相若的條款及規定。

The interest received from and interest paid to the Group's related parties for the year, outstanding balances of amounts due from and due to at the year end, and maximum outstanding balance of amounts due from and due to them during the year are aggregated as follows:

於2007年，本集團從關聯人士所收取與支付予他們的利息，及在2007年12月31日，關聯人士的欠款及欠關聯人士的款項，及在年度內關聯人士最高欠款及欠關聯人士的最高款項現總結如下：

		Key management personnel 主要管理人員		Subsidiaries 附屬公司		Associates 聯營公司	
		2007	2006	**2007**	2006	**2007**	2006
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Interest income	利息收入	**154,727**	166,850	**833,288**	33,679	**9,450**	11,097
Interest expense	利息支出	**134,130**	109,314	**203,740**	200,133	**106**	39
Amounts due from	關聯人士的欠款	**10,447,760**	4,270,266	**17,864,170**	1,834,495	**213,247**	225,482
Amounts due to	欠關聯人士的款項	**3,960,622**	3,052,075	**1,645,297**	1,701,643	**10,336**	9,434
Maximum amounts due from	關聯人士的最高欠款	**11,361,040**	6,769,561	**23,699,257**	3,012,575	**422,367**	463,356
Maximum amounts due to	欠關聯人士的最高款項	**8,592,507**	7,780,820	**1,894,320**	9,848,368	**61,708**	33,304

47. EQUITY COMPENSATION PLANS 股份補償計劃

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以無計價形式發出。

(a) Particulars of Share Options (a) 認股權詳情

Date of Grant 授予日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$港幣
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05
10/5/2007	10/5/2007 – 09/5/2008	10/5/2008 – 10/5/2012	47.13

(b) Movement of Share Options (b) 認股權之變動

2007	Number of Share Options 認股權數目				
Date of Grant 授予日期	Outstanding at 1/1/2007 於2007年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2007 於2007年12月31日尚未行使
18/4/2002	**1,855,000**	**–**	**1,855,000**	**–**	**Nil**
02/5/2003	**2,895,000**	**–**	**690,000**	**–**	**2,205,000**
22/4/2004	**5,750,000**	**–**	**1,835,000**	**–**	**3,915,000**
03/5/2005	**10,310,000**	**–**	**3,080,000**	**–**	**7,230,000**
03/5/2006	**3,250,000**	**–**	**50,000**	**–**	**3,200,000**
10/5/2007	**–**	**2,750,000**	**–**	**–**	**2,750,000**
Total 總額	**24,060,000**	**2,750,000**	**7,510,000**	**–**	**19,300,000**

(b) Movement of Share Options (Continued)

(b) 認股權之變動(續)

2006

Date of Grant 授予日期	Outstanding at 1/1/2006 於2006年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2006 於2006年12月31日尚未行使
	Number of Share Options 認股權數目				
19/4/2001	2,015,000	–	2,015,000	–	NIL
18/4/2002	2,285,000	–	430,000	–	1,855,000
02/5/2003	6,270,000	–	3,375,000	–	2,895,000
22/4/2004	14,350,000	–	8,550,000	50,000	5,750,000
03/5/2005	15,990,000	–	5,475,000	205,000	10,310,000
03/5/2006	–	3,250,000	–	–	3,250,000
Total 總額	40,910,000	3,250,000	19,845,000	255,000	24,060,000

(c) No share options were cancelled during the years ended 31st December, 2007 and 2006.

(c) 截至2007及2006年12月31日年度內並未有認股權被註銷。

(d) Details of Share Options Exercised

(d) 已行使認股權詳情

Exercise Period 行使期間	**Date of Grant 授予日期**	**Number of Share Options 認股權數目 2007**	**2006**
January 1月	19/4/2001	**–**	25,000
	18/4/2002	**20,000**	–
	02/5/2003	**55,000**	250,000
	22/4/2004	**390,000**	30,000
	03/5/2005	**420,000**	–
February 2月	19/4/2001	**–**	165,000
	18/4/2002	**55,000**	55,000
	02/5/2003	**55,000**	800,000
	22/4/2004	**155,000**	1,020,000
	03/5/2005	**320,000**	–
March 3月	19/4/2001	**–**	940,000
	18/4/2002	**930,000**	110,000
	02/5/2003	**125,000**	1,065,000
	22/4/2004	**180,000**	2,820,000
	03/5/2005	**180,000**	–
April 4月	19/4/2001	**–**	885,000
	18/4/2002	**850,000**	25,000
	02/5/2003	**10,000**	265,000
	22/4/2004	**75,000**	1,370,000
	03/5/2005	**290,000**	–
May 5月	18/4/2002	–	95,000
	02/5/2003	**210,000**	240,000
	22/4/2004	**155,000**	985,000
	03/5/2005	**390,000**	2,285,000

47. EQUITY COMPENSATION PLANS (continued) 股份補償計劃 (續)

(d) Details of Share Options Exercised (continued)　(d) 已行使認股權詳情(續)

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2007	2006
June 6月	02/5/2003	**150,000**	25,000
	22/4/2004	**65,000**	65,000
	03/5/2005	**655,000**	205,000
July 7月	02/5/2003	**–**	35,000
	22/4/2004	**75,000**	145,000
	03/5/2005	**145,000**	280,000
August 8月	02/5/2003	**30,000**	145,000
	22/4/2004	**120,000**	280,000
	03/5/2005	**105,000**	850,000
September 9月	02/5/2003	**–**	235,000
	22/4/2004	**30,000**	250,000
	03/5/2005	**115,000**	280,000
October 10月	02/5/2003	**–**	55,000
	22/4/2004	**180,000**	610,000
	03/5/2005	**100,000**	490,000
November 11月	18/4/2002	**–**	120,000
	02/5/2003	**15,000**	200,000
	22/4/2004	**310,000**	520,000
	03/5/2005	**160,000**	545,000
	03/5/2006	**50,000**	–
December 12月	18/4/2002	**–**	25,000
	02/5/2003	**40,000**	60,000
	22/4/2004	**100,000**	455,000
	03/5/2005	**200,000**	540,000
		7,510,000	19,845,000

48. NON-ADJUSTING POST BALANCE SHEET EVENTS 毋須調整的資產負債表日後事件

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 15 (a).

On 27th December, 2007, the Bank entered into a subscription agreement in relation to the subscription as principal of 78,700,000 ordinary shares of the Bank at HK$50.24 per new share with Negocio de Finanzas e Inversiones I, SLU which is a wholly owned subsidiary of Criteria CaixaCorp, S.A. ("Criteria"). Criteria is a listed Spanish holding company controlled by "la Caixa", a leading Spanish financial institution focused in retail banking. These 78,700,000 shares represent approximately 5.0% of the entire issued share capital of the Bank prior to the subscription and approximately 4.76% of the entire issued share capital of the Bank as enlarged by the subscription. The subscription price represents a discount of approximately 2.45% to the closing price of HK$51.50 per share quoted on the Stock Exchange on 27th December, 2007.

董事於結算日後擬派一末期股息。詳情已在附註15(a)作披露。

於2007年12月27日，本銀行與Negocio de Finanzas e Inversiones I, SLU 以主事人身份簽訂一項有關以每一新股港幣50.24元認購本銀行78,700,000股普通股的合約。Negocio de Finanzas e Inversiones I, SLU是Criteria CaixaCorp, S.A. (「Criteria」)的全資附屬公司。而Criteria為一家於西班牙上市的控股公司，由「la Caixa」控制。la Caixa是西班牙一家主要金融機構，專注於零售銀行業務。該等78,700,000股股份約佔本銀行認購前全部已發行股本的5%，及約佔本銀行認購後已擴大全部已發行股本的4.76%。該認購價約等於2007年12月27日在聯交所報價的收市價港幣51.50元有2.45%之折讓。

49.COMPARATIVE FIGURES 比較數字

The comparative figures of segment reporting have been restated to conform with current year's presentation due to reclassification of interest income and interest expense from trading financial assets and liabilities and financial instruments designated at fair value. Further details of these changes are disclosed in Note 19.

由於需要為交易用途金融資產及負債及指定按公平價值之金融工具的利息收入和支出重新分類，分部報告的比較數字已作重報，以符合本年度的呈報方式。該等變動之詳情已在附註19列載。

As a result of adopting HKFRS 7, Financial instruments: Disclosures, the amendends to HKAS 1, Presentation of financial statements: Capital disclosures, and complying with the Banking (Disclosure) Rules, certain comparative figures have been adjusted to conform with changes in disclosures in the current year and to show separately comparative amounts in respect of items disclosed for the first time 2007. Further details of these developments are disclosed in Note 3.

由於採納《香港財務報告準則》第7號「金融工具：披露」，及經修訂之《香港會計準則》第1號「財務報表之呈報：資本披露」，及符合《銀行業(披露)規則》，若干比較數字經已調整以符合本年度之披露轉變，及將第一次作2007年披露項目之比較數字分別列示。有關該等發展的詳情已於附註3披露。

50.ACCOUNTING ESTIMATES AND JUDGEMENTS 會計估計及判斷

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these accounts and the reported amounts of revenues and expenses for the years presented. Changes in assumptions may have a significant impact on the accounts in the periods where the assumptions are changed. The application of assumptions and estimates means that any selection of different assumptions would cause the Group's reporting to differ. The Group believes that the assumptions that have been made are appropriate and that the accounts therefore present the financial position and results fairly, in all material respects.

在編製本集團的賬項時，管理層必須作出若干於該等賬項的日期，對所匯報資產及負債之金額和或然資產及負債披露有影響的估計和假定，同時亦須作出若干對報告年度內收入及支出之金額有影響的估計和假定。如本集團更改該等假設，便可能對作出有關改變期間的賬項產生重大影響。採用此等不同的假設和估計意味本集團之報告會有所不同。在各個重要環節方面，本集團認為已作出適當之假設，而本集團的財務報表均能公平地反映其財政狀況和業績。

Management discussed with the Audit Committee the development, selection and disclosure of the Group's significant accounting policies and estimates and the application of these policies and estimates.

管理層已與審核委員會商討關於本集團重要會計政策及估計的制定、選擇和披露，以及此等政策及估計的應用。

(a) Key Sources of Estimation Uncertainty

Notes 30, 36 and 41 contain information about the assumptions and their risk factors relating to goodwill impairment, fair value of share options granted and fair values of financial instruments. Other key sources of estimation uncertainty are as follows:

(a) 估計不穩定因素的主要來源

附註30、36和41載述有關商譽減值、已授予股權的公平價值和金融工具的公平價值的假設及其風險因素。估計不穩定因素的其他主要來源如下：

(i) Impairment losses

Loans and advances

Loan portfolios are reviewed periodically to assess whether impairment losses exist. The Group makes judgement as to whether there is any objective evidence that a loan portfolio is impaired, i.e. whether there is a decrease in estimated future cash flows. Objective evidence for impairment includes observable data that the payment status of borrowers in a group has adversely changed. It may also include observable data that correlate with defaults on the assets in the Group. If management has determined, based on their judgement, that objective evidence for impairment exists, expected future cash flows are estimated based on historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted on the basis of the current observable data. Management reviews the methodology and assumptions used in estimating future cash flows regularly to reduce any difference between loss estimates and actual loss experience.

(i) 減值損失

貸款

本集團會定期檢討貸款組合，以評估減值損失是否存在。本集團需要判斷是否有任何客觀證據可以證明貸款組合已經減值，即估計將來現金流有所減少。減值客觀證據包括與借款人有關的可觀察資料整體上的付款狀況已出現逆轉，而該等資料與本集團的不履行資產是互相關連的。當管理層根據其判斷決定減值的客觀證據存在，便會依據若干與該等資產的信貸風險特性相若之資產的以往損失經驗，以估計預期將來現金流。以往損失經驗是以目前的可觀察資料為基礎作出調整。管理層亦會定期檢討用以估計將來現金流的方法和假設，從而減少估計損失與實際損失的差異。

50. ACCOUNTING ESTIMATES AND JUDGEMENTS (continued) 會計估計及判斷(續)

(a) Key Sources of Estimation Uncertainty (continued)

(i) Impairment losses (continued)

Available-for-sale financial assets and held-to-maturity investments

The Group determines that available-for-sale financial assets and held-to-maturity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of when a decline in fair value below its cost is not recoverable within a reasonable time period is judgmental by nature, so profit and loss could be affected by differences in this judgement.

(ii) Valuation of financial instruments

The Group's accounting policy for valuation of financial instruments is included in Note 2. The fair value of the financial instruments is mainly based on the quoted market price on a recognised stock exchange or a price quoted from a broker/dealer for non-exchanged traded financial instruments. The fair value of collateralised debt obligations is based on bid prices quoted by reputable brokers and has been carefully assessed for reasonableness by management. The fair value of special investment vehicles ("SIV") is based on their net asset values as provided by the SIV's managers.

(b) Critical Accounting Judgements in Applying The Group's Accounting Policies

Certain critical accounting judgements in applying the Group's accounting policies are described below:

(i) Held-to-maturity investments

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity and where the Group has a positive intention and ability to hold to maturity as held-to-maturity investments. In making this judgement, the Group evaluates its intention and ability to hold such investments till maturity.

If the Group fails to hold these investments to maturity other than for certain specific circumstances, the Group will have to reclassify the entire portfolio of held-to-maturity investments as available-for-sale, as such class is deemed to have been tainted.

This would result in held-to-maturity investments being measured at fair value instead of at amortised cost.

(a) 估計不穩定因素的主要來源(續)

(i) 減值損失(續)

可供出售金融資產及持至到期投資

若可供出售金融資產及持至到期投資的公平價值明顯或持續地低於其成本，本集團即判斷該等資產及投資已減值。本集團判斷公平價值低於成本的金額會在一段合理時間內不可收回純屬假設性質，因此判斷之差異會對損益賬有所影響。

(ii) 金融工具的估值

本集團對金融工具估值的會計政策列載於附註2。金融工具的公平價值主要根據認可之交易所的市場報價，或就非在交易所作交易的金融工具而言，則根據經紀／交易員的報價。債務抵押債券的公平價值由聲譽良好的經紀按買入價提供報價，及經已被管理層作小心評估其適當性。特別投資工具的公平價值是根據特別投資工具之管理人所提供該工具的資產淨值。

(b) 本集團採用會計政策的重要會計判斷

本集團採用會計政策的若干重要會計判斷如下：

(i) 持至到期投資

本集團將設有固定或可確定付款金額和固定到期日，以及本集團有正面計劃及能力持有至到期日的非衍生金融資產，分類為持至到期投資。在作出有關判斷時，本集團會評估本身是否有計劃及能力持有該等投資至到期日。

在若干特殊情況下除外，若本集團未能持有該等投資至到期日，本集團會將整個可持至到期日的投資組合，重新分類為可供出售。這是由於此類投資已被玷污。

因此，原以攤銷成本計量的可持至到期投資會改以公平價值計量。

51. PROPOSED IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31ST DECEMBER, 2007

在截至2007年12月31日止年度前已公佈但尚未生效的修訂、新標準和詮釋所產生的可能影響

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standard and interpretations which are not yet effective for the accounting year ended 31st December, 2007 and which have not been adopted in these accounts.

直至此等賬項發佈日期，香港會計師公會已頒佈了多項經修訂、新標準和詮釋；但該等經修訂、新標準和詮釋及額外的披露於截至2007年12月31日止年度尚未生效，因此尚未應用於此等賬項。

The Group is in the process of making an assessment of what the impact of these amendments, new standards, new interpretations and additional disclosures is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Bank's results of operations and financial position.

本集團正在評估該等修訂、新標準、新詮釋和額外披露在首個應用期可能產生的影響。至今所得結論為若採納該等修訂、新標準、新詮釋和額外披露對銀行的業績及財務狀況未有重大影響。

In addition, the following developments may result in new or amended disclosures in the accounts:

此外，以下的發展可能引致在賬項中作出全新或修訂的披露。

	Effective for accounting periods beginning on or after **由會計期開始或以後起生效**
HK(IFRIC) 13 – Customer loyalty programmes 香港（國際財務報告準則詮釋委員會）詮釋第13條—「客戶忠心方案」	1st July 2008 2008年7月1日
HKFRS 8 – Operating segments 《香港財務報告準則》第8號—「營運分部」	1st January 2009 2009年1月1日
HKAS (Revised) Borrowing Costs 修訂《香港會計準則》「借款成本」	1st January 2009 2009年1月1日
Amendment to HKAS 1, Presentation of financial statements: capital disclosures 經修訂《香港會計準則》第1號「財務報表之呈報：資本披露」	1st January 2009 2009年1月1日

(1) CAPITAL ADEQUACY RATIO AND CAPITAL BASE 資本充足比率及資本基礎

(a) Capital Adequacy Ratio (a) 資本充足比率

		2007 %百分率	2006 %百分率
Capital adequacy ratio as at 31st December	於12月31日的資本充足比率	**12.6**	14.2
Core capital adequacy ratio as at 31st December	於12月31日的核心資本充足比率	**7.4**	10.5

Capital ratios at 31st December, 2007 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the Hong Kong Monetary Authority under Section 98A of the Hong Kong Banking Ordinance for the implementation of the "Basel II" capital accord, which became effective on 1st January, 2007. In accordance with the Capital Rules, the Bank has adopted the Foundation Internal Ratings-Based ("IRB") approach for the calculation of the risk-weighted assets for credit risk and the "internal models approach" for the calculation of market risk and "standardised approach" for operational risk. The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

於2007年12月31日之資本比率，乃根據香港金融管理局所頒佈的資本規則計算。此資本規則乃根據香港《銀行條例》第98A條因應實施新巴塞爾資本協定而制定，並於2007年1月1日生效。根據資本規則，本行選擇採納「基礎內部評級基準計算法」計算信貸風險之風險加權資產、「內部模式計算法」計算市場風險及「標準計算法」計算營運風險。於資本規則下計算綜合資本比率之基礎乃跟隨財務報告之綜合基礎，但撇除資本規則界定為受規管金融實體(即保險及證券公司)之附屬公司。因此，該等未綜合之附屬公司之投資成本會從資本基礎中扣除。

The capital ratios at 31st December, 2006 were complied in accordance with the then Third Schedule of Hong Kong Banking Ordinance ("the Third Schedule") under the "Basel I" capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk-weighted assets, the capital ratios are not directly comparable.

於2006年12月31日之資本比率，乃根據巴塞爾資本充足協定架構下當時適用之香港《銀行條例》附表三(「附表三」)計算，由於資本規則及附表三在綜合計算、計算資本基礎及風險加權資產方面之要求上有重大分別，因此資本比率不能直接比較。

(b) Group Capital Base after Deductions

(b) 集團扣減後的資本基礎

		2007 **HK$'000港幣千元**	2006 HK$'000港幣千元
Core capital	核心資本		
Paid up ordinary share capital	繳足股款的普通股股本	**3,935,918**	3,875,355
Share premium	股份溢價	**1,117,932**	1,012,138
Reserves	儲備	**16,884,442**	16,898,603
Profit or loss account	損益賬	**873,027**	917,254
Minority interests	少數股東權益	**1**	232,579
Deduct: Goodwill	減：商譽	**(1,615,542)**	(2,592,330)
Other intangible assets	其他無形資產	**(11,383)**	–
		21,184,395	20,343,599
Less: Core capital items deductions	減：核心資本的扣減項目	**(2,742,083)**	(1,738,473)
Total core capital	核心資本總額	**18,442,312**	18,605,126
Eligible supplementary capital	可計算的附加資本		
Reserves attributable to fair value gains on revaluation of holdings of land and building	因按公平值重估持有土地及建築物而產生盈利的儲備	**788,040**	948,382
Revaluation reserves for fair value gains on revaluation of holdings of available-for-sale equities and debt securities	因按公平值重估持有可供出售股份及債務證券而產生盈利的重估儲備	**127,649**	206,381
Unrealised fair value gains arising from holdings of equities and debt securities designated at fair value through profit or loss	因按公平值重估持有股份及被指定為通過損益以反映公平價值之債務證券而產生的未實現盈利	**2,206**	84,101
Regulatory reserve for general banking risks	一般銀行業風險的法定儲備	**246,963**	606,000
Collectively assessed impairment allowances	整體評估減值準備	**50,897**	451,883
Surplus provisions	過剩準備	**693,647**	–
Perpetual subordinated debt	無到期日的後償債項	**4,660,811**	–
Term subordinated debt	有期後償債項	**8,952,322**	8,154,315
		15,522,535	10,451,062
Less: Supplementary capital items deductions	減：附加資本的扣減項目	**(2,742,084)**	(1,738,474)
Total supplementary capital	附加資本總額	**12,780,451**	8,712,588
Total capital base	資本基礎總額	**31,222,763**	27,317,714

Deductions from total capital base include investments in subsidiaries of which their risk weighted assets have not been consolidated into the total risk weighted assets of the Group, which mainly conduct banking related businesses.

資本基礎總額扣減項目，包括主要從事與非銀行業有關業務的附屬公司投資，而其風險加權資產並未在集團的風險加權資產總額內綜合計算。

(2) LIQUIDITY RATIO 流動資金比率

		2007 %百分率	2006 %百分率
Average liquidity ratio for the year	年度內平均流動資金比率	**43.5**	44.0

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

年度內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行條例》(附表4)。

(3) CROSS-BORDER CLAIMS 跨國債權

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便予以披露。

		2007			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	**Public sector entities 公營機構 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
The Group	集團				
People's Republic of China	中華人民共和國	**23,281,237**	**7,386,043**	**36,394,646**	**67,061,926**
Asian countries, excluding People's Republic of China	其他亞洲國家 (不包括中華人民共和國)	**14,534,711**	**1,470,692**	**11,478,503**	**27,483,906**
North America	北美洲	**7,101,474**	**5,302,734**	**8,947,147**	**21,351,355**
Western Europe	西歐	**67,486,170**	**-**	**4,783,862**	**72,270,032**

		2006			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	Public sector entities 公營機構 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	集團				
People's Republic of China	中華人民共和國	18,545,033	2,791,328	19,987,278	41,323,639
Asian countries, excluding People's Republic of China	其他亞洲國家 (不包括中華人民共和國)	12,428,469	1,493,595	10,251,920	24,173,984
North America	北美洲	8,276,028	5,306,564	7,144,615	20,727,207
Western Europe	西歐	41,157,247	–	2,789,971	43,947,218

(4) NON-BANK MAINLAND EXPOSURES 國內非銀行類客戶風險

The total direct non-bank Mainland exposures and the individual impairment allowances were as follows:–

國內非銀行類客戶直接風險總額及其個別減值準備如下：

		2007			
Type of counterparties 交易對手的類別		**On-balance sheet exposure 資產負債表以內的風險 HK$'000 港幣千元**	**Off-balance Sheet exposure 資產負債表以外的風險 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**	**Individual impairment allowance 個別減值準備 HK$'000 港幣千元**
Mainland entities	國內實體	**76,127,780**	**15,246,975**	**91,374,755**	**184,442**
Companies and individuals outside Mainland where the credit is granted for use in Mainland	信貸是用於國內而借款的公司及個人是在國外	**11,847,779**	**2,785,203**	**14,632,982**	**462**
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	其他交易對手而其風險被認定為國內非銀行類客戶風險	**1,729,201**	**26,993**	**1,756,194**	**9**
Total	總額	**89,704,760**	**18,059,171**	**107,763,931**	**184,913**

		2006			
Type of counterparties 交易對手的類別		On-balance Sheet exposure 資產負債表以內的風險 HK$'000 港幣千元	Off-balance Sheet exposure 資產負債表以外的風險 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	Individual impairment allowance 個別減值準備 HK$'000 港幣千元
Mainland entities	國內實體	41,812,989	10,447,307	52,260,296	108,869
Companies and individuals outside Mainland where the credit is granted for use in Mainland	信貸是用於國內而借款的公司及個人是在國外	11,440,768	2,352,619	13,793,387	3,430
Other counterparties the exposures to whom are considered to be non-bank Mainland exposures	其他交易對手而其風險被認定為國內非銀行類客戶風險	90,047	320	90,367	–
Total	總額	53,343,804	12,800,246	66,144,050	112,299

(5) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS 逾期、經重組及收回資產

(a) Overdue and Rescheduled Advances (a) 逾期及經重組貸款

		2007 HK$'000 港幣千元	2007 % of total advances to customers 佔客戶貸款總額的百分比	2006 HK$'000 港幣千元	2006 % of total advances to customers 佔客戶貸款總額的百分比
The Group	集團				
Advances to customers overdue for	逾期客戶貸款				
– 6 months or less but over 3 months	– 3個月以上至6個月	**151,003**	**0.1**	158,741	0.1
– 1 year or less but over 6 months	– 6個月以上至1年	**167,654**	**0.1**	142,127	0.1
– Over 1 year	– 1年以上	**148,995**	**0.0**	222,433	0.1
		467,652	**0.2**	523,301	0.3
Rescheduled advances to customers	經重組客戶貸款	**282,888**	**0.1**	291,246	0.2
Total overdue and rescheduled advances	逾期及經重組客戶貸款總額	**750,540**	**0.3**	814,547	0.5
Secured overdue advances	有抵押逾期貸款	**260,878**	**0.1**	358,674	0.2
Unsecured overdue advances	無抵押逾期貸款	**206,774**	**0.1**	164,627	0.1
Market value of security held against secured overdue advances	有抵押逾期貸款抵押品市值	**1,553,361**		633,804	
Individual impairment allowance made on loans overdue for more than 3 months	逾期3個月以上貸款的個別減值準備	**135,924**		105,878	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

當本金或利息已逾期及在年底仍未清還，有特定還款日期的貸款將分類為逾期貸款。當分期逾期及在年底仍未清還時，以固定分期償還的貸款亦視作逾期貸款。若即時還款通知書已發予借款人但卻未能即時償還，即時償還的貸款當作逾期，及／或該貸款已持續超出已知會借款人所核准的限額，而超出已知會借款人所核准限額的時間比貸款逾期的時間更長。

An asset considered as an eligible collateral should generally satisfy the following:

(a) The market value of the asset is readily determinable or can be reasonably established and verified;

(b) The asset is marketable and there exists a readily available secondary market for disposing of the asset;

(c) The Bank's right to repossess the asset is legally enforceable and without impediment; and

(d) The Bank is able to secure control over the asset if necessary.

The two main types of "Eligible Collateral" are as follows:

(i) "Eligible Financial Collateral" mainly comprises cash deposits and shares.

(ii) "Eligible Physical Collateral" mainly comprises land and buildings, vehicles and equipment.

When the Bank's clients face financial difficulties and fail to settle their loans, depending on different situations, the Bank usually takes the following actions to recover the debt:

(a) Debt Rescheduling / Restructuring

(b) Enforcement of security

(c) Legal Action

(d) Recovery via Debt Collector

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2007 and 31st December, 2006, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

可視作合格抵押品的資產須符合下列條件：

(a) 該資產的市值是可即時決定的或是可合理地確定及證實的；

(b) 該資產是有市價的及有二手市場可即時將該資產出售；

(c) 銀行收回資產的權利是有法律依據及沒有障礙的；及

(d) 銀行在有需要時可對該資產行使控制權。

合格抵押品主要分為下列兩種：

(i) 合格財務抵押品主要包括現金存款及股票。

(ii) 合格實質抵押品主要包括土地及建築物、汽車及設備。

按不同情況下，當銀行客戶面對財政困難而無力償還貸款，銀行一般採用以下方式以追收欠款：

(a) 重新編排債務還款期時間表／債務重組

(b) 沒收抵押品

(c) 採取法律行動

(d) 通過收數公司追收

於2007年12月31日及2006年12月31日，本集團貸予銀行及其他金融機構的款項中，並無逾期3個月以上或經重組的貸款。

(5) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS (continued) 逾期、經重組及收回資產(續)

(b) Other Overdue and Rescheduled Assets (b) 其他逾期及經重組資產

		2007		2006	
		Accrued interest 應計利息 HK$'000 港幣千元	**Other assets* 其他資產* HK$'000 港幣千元**	**Accrued interest 應計利息 HK$'000 港幣千元**	**Other assets* 其他資產* HK$'000 港幣千元**
The Group	集團				
Other assets overdue for	其他逾期資產				
– 6 months or less but over 3 months	– 3個月以上至6個月	**420**	**-**	841	-
– 1 year or less but over 6 months	– 6個月以上至1年	**592**	**-**	1,863	2,065
– Over 1 year	– 1年以上	**1,025**	**4,166**	2,228	17,507
		2,037	**4,166**	4,932	19,572
Rescheduled assets	經重組資產	**-**	**-**	-	-
Total other overdue and rescheduled assets	其他逾期及經重組資產總額	**2,037**	**4,166**	4,932	19,572

* *Other assets refer to trade bills and receivables.*

* *其他資產是指貿易票據及應收款項。*

(c) Repossessed Assets (c) 收回資產

		2007 HK$'000 港幣千元	2006 HK$'000 港幣千元
The Group	集團		
Repossessed land and buildings *	收回土地及建築物*	**19,142**	97,096
Repossessed vehicles and equipment	收回汽車及設備	**1,175**	290
Total repossessed assets	收回資產總額	**20,317**	97,386

The amount represents the estimated market value of the repossessed assets as at 31st December.

此等數額指於12月31日收回資產的估計市值。

* *The balance included HK$15,312,000 (2006: HK$27,689,000) relating to properties that were contracted for sale but not yet completed.*

* *結餘包括總值港幣15,312,000元(2006年:港幣27,689,000元)已簽約出售但仍未成交的物業。*

(6) PRINCIPAL RISKS AND CAPITAL ADEQUACY 主要風險及資本充足度

(a) Summary of Approach to Assess Capital Adequacy

Different approaches are adopted for assessing capital adequacy as follows:

(a) 評估資本充足度的方法概要

評估資本充足度採納以下不同方法：

Risk Areas 風險範圍	Approach for Assessing Capital Adequacy 評估資本充足率的方法
Credit Risk 信貸風險	Foundation Internal Ratings-Based ("IRB") Approach 基礎內部評級基準計算法
Market Risk 市場風險	Internal Model Approach 內部模式計算法
Operational Risk 營運風險	Standardised Approach 標準計算法

(b) Principal Risks

This section presents information on the Group's management of principal risks.

The Group has in place a risk management system to identify, measure, monitor and control the various types of risk that the Group faces and, where appropriate, to set strategy and allocate capital against those risks. The risk management policies covering credit risk, market risk, operational risk, liquidity risk, interest rate risk and foreign exchange risk of the Group are reviewed regularly by the Management and specialized risk management committees, and recommendations are made by the Risk Management Committee, which comprises the Group's Chairman and Chief Executive, Executive Director and Deputy Chief Executive, General Manager and Head of Investment Banking Division, General Manager and Head of Strategic Planning & Control Division who is also Group Chief Financial Officer and Chief Compliance Officer, Head of Operations Support Division and Chief Risk Officer, for the approval of the Board of Directors. There is an independent centralized risk management function responsible for monitoring the activities relating to these principal risks. The internal auditors also perform regular audits on business units to check compliance with policies and procedures.

(b) 主要風險

本部分載述有關本集團主要風險管理的資料。

本集團已建立一套完善的風險管理系統，以識別、衡量、監察及控制本集團所承受的各類風險，並於適當的情況下調配資本以抵禦該等風險。本集團就信貸風險、市場風險、利率風險、流動資金風險、營運風險、法律風險、信譽風險和策略風險制定的管理政策，均由管理層和有關的專責委員會定期檢討，並由風險管理委員會提出建議，最後經董事會批核。該委員會由本集團主席兼行政總裁、執行董事兼副行政總裁、總經理兼投資銀行處主管、總經理兼策劃及調控處主管暨集團財務總監兼法規監管總監、營運支援處主管和風險總監組成。本集團設有一個獨立之中央風險管理功能，專責處理與主要風險有關的活動。內部稽核員亦會對業務部門定期進行稽核，以確保該等政策及程序得以遵從。

Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loan and advances, issuer risks from the securities business and counterparty risks from trading activities.

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group. Credit risk control limits are set at different levels and dimensions. The Board of Directors approves the core control limits and delegates the Credit Committee to approve the detailed control limits. Risk, return and market situations are considered in the limits setting. Active limit monitoring process is undertaken.

信貸風險管理

信貸風險源於客戶或交易對手未能履行其承擔，可來自本集團貸款中的交易對手風險，證券業務的發行商風險和交易活動的交易對手風險。

為監察本集團的信貸風險管理，董事會已授權信貸委員會執行此職能；而信貸風險管理乃獨立於所有業務部門。信貸委員會經風險管理委員會向董事會匯報。風險管理委員會負責處理本集團所有與風險管理相關的事項。信貸風險控制限額設有不同層次和範疇。董事會審批核心控制限額，並授權信貸委員會審批具體控制限額。設定限額時會考慮風險、回報及市場情況，並且採用積極限額監控程序。

(6) PRINCIPAL RISKS AND CAPITAL ADEQUACY (continued) 主要風險及資本充足度(續)

(b) Principal Risks (continued)

The Credit Committee is responsible for all credit risk related issues of the Group. The Group identifies and manages credit risk through target market definitions, formulation of credit policies, credit approval process and monitoring of asset quality.

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

The Group has established policies, procedures and rating systems to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, internal rating structure, credit recovery and provisioning policy. They are reviewed and enhanced on an on-going basis to cater for the market change, statutory requirement and best practice risk management processes. The independent centralized risk management function of the Group is responsible for monitoring activities relating to credit risk.

The Group's credit risk management for the major types of credit risk is depicted as follows:-

(i) Corporate and bank credit risk

The Group has laid down policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For corporate and bank customers, the Group has different internal rating systems that are applied to each counterparty. For exposure classified as Specialized Lending in particular, supervisory slotting criteria are used. To monitor concentration risk, the Group has preset limits for exposures to individual industries and for borrowers and groups of borrowers. The Group also has a review process to ensure that the level of review and approval is proper and will depend on the size of the facility and rating of the credit.

The Group undertakes on-going credit analysis and monitoring at several levels. The policies are designed to promote early detection of counterparty, industry or product exposures that require special monitoring. The overall portfolio risk as well as individual impaired loans and potential impaired loans are being monitored on a regular basis.

(b) 主要風險(續)

信貸委員會負責處理所有與本集團信貸風險有關的事務。本集團識別和管理信貸風險的方法,包括設定目標市場、制定信貸政策和信貸審批程序,以及監控資產素質。

本集團在評估與個別客戶或交易對手相關的信貸風險時,雖然可藉客戶或交易對手的抵押品減低信貸風險,然而他們的財政實力以及還款能力才是本集團的主要考慮因素。

本集團已制訂多項政策及程序,以辨別、衡量、監察及控制本集團所承受的信貸風險。在此方面,本集團已將信貸風險管理指引詳列於信貸手冊內,對信貸權限授權、授信標準、信貸監控程序、內部評級架構、信貸追收及撥備政策訂下規定。本集團持續檢討和改善該等指引,以配合市場轉變、有關法定要求及最佳作業風險管理程序。本集團之獨立中央風險管理功能,負責監察與信貸風險有關的活動。

本集團就下列各類主要信貸風險實行信貸風險管理:

(i) 企業及銀行信貸風險

本集團已制訂多項政策及程序,以評估特定交易對手或交易的潛在信貸風險,以及決定批核有關交易與否。就企業及銀行客戶而言,本集團已制定適用於所有交易對手的內部評級系統。監管分類準則尤其適用於歸類為專門性借貸的風險承擔。為監控信貸集中的潛在風險,本集團已就個別行業及不同的借款人和借款人團體預設風險承擔限額。本集團亦已釐定檢討程序,確保按照貸款的規模和信貸評級,為貸款進行適當的檢討和審批。

本集團持續進行多個層次的信貸分析和監控。有關政策乃旨在盡早發現需要特別監控的交易對手、行業或產品的風險承擔。交易組合的整體風險和個別減值貸款及潛在減值貸款,均定期予以監控。

(ii) Retail credit risk
The Group's retail credit policy and approval process are designed for the fact that there are high volumes of relatively homogeneous and small value transactions in each retail loan category. The design of internal rating system and formulation of credit policies are primarily based on the demographic factors and the loss experience of the loan portfolios. The Group monitors its own and industry experience to determine and periodically revise product terms and desired customer profiles.

(ii) 零售信貸風險
本集團的零售信貸政策和審批程序是因應各類零售貸款中均有大量類似的小額交易而制定的。在設計內部評級系統和制訂信貸政策時，本集團的主要考慮因素包括人口結構因素和有關貸款組合過往的損失。本集團監控本身和行業狀況以釐定和定期修訂產品條款和目標客戶組合。

(iii) Credit for treasury transactions
The credit risk of the Group's treasury transactions is managed in the same way as the Group manages its corporate lending risk. The Group applies an internal rating system to its counterparties and sets individual counterparty limits.

(iii) 財資交易的信貸風險
本集團採用企業信貸風險的管理方法，管理本集團財資交易的信貸風險，包括引用內部評級系統處理交易對手及設定個別交易對手的風險限額。

(iv) Credit–related commitment
The risks involved in credit-related commitments and contingencies are essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, subject to the same credit application, portfolio maintenance and collateral requirements as for customers applying for loans.

(iv) 與信貸有關的承諾
與信貸有關的承諾和或有事項的風險，本質上與提供貸款予客戶時的信貸風險相同。因此，有關交易必須符合客戶申請貸款時所要達到的信貸申請，組合保存和抵押要求。

(v) Concentrations of credit risk
Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instruments is diversified along geographic, industry and product sectors.

The Group monitors its concentration risk by adopting appropriate risk control measures, such as setting limits on exposures to different industries and loan portfolios.

(v) 信貸集中的風險
信貸集中的風險源於交易對手團體受到地緣、經濟或行業因素的影響，而該等團體的整體信貸風險承擔對本集團的總體風險承擔至關重要。本集團的財務工具分散覆蓋不同地區、行業和產品。

本集團一直採用適當的風險控制措施，例如就不同行業和貸款組合釐定限額，以監控信貸集中的風險。

(6) PRINCIPAL RISKS AND CAPITAL ADEQUACY (continued) 主要風險及資本充足度(續)

(b) Principal Risks (continued)

(vi) Capital requirement for credit risk by exposure class

The following table indicates the capital requirement for credit risk on each class of exposure classes at 31st December 2007:

(b) 主要風險(續)

(vi) 各風險承擔類別的信貸風險資本要求

下表顯示2007年12月31日每種風險承擔類別的信貸風險資本要求情況：

Exposure class 風險承擔類別		Capital requirement 資本要求 HK$'000 港幣千元
Bank	銀行	2,320,194
Corporate	企業	10,029,287
Residential mortgage	住宅按揭	760,165
Qualifying revolving retail	合資格循環零售	467,238
Other retail	其他零售	252,268
Equity booked on banking book under Simple Risk-weight Method	銀行賬下的股權 – 以簡單風險加權法計算	103,645
Equity booked on banking book under Internal Models Method	銀行賬下的股權 – 以內部模型計算法計算	273,755
Securitisation	證券化	499,090
Others*	其他*	3,208,879

* *Including cash items, other IRB exposures and insignificant credit portfolios in which our Bank adopted Standardized Approach for assessing capital adequacy.*

* *包括現金項目，其他使用基礎內部評級基準法的風險承擔，及我行採用標準計算法評估資本充足率的非主要信貸組合。*

Market risk management

Market risk arises from all market risk sensitive financial instruments, including debt securities, foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to reduce the Group's exposure to the volatility inherent in financial instruments.

The Board of Directors reviews and approves policies for the management of the market risks. The Board has delegated the responsibility for ongoing general market risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

The Asset and Liability Management Committee deals with all market risk and liquidity risk related issues of the Group. It is also responsible for deciding the future business strategy with respect to interest rates trend review.

市場風險管理

市場風險來自所有對市場風險敏感的金融工具，包括債務證券、外匯合約、股份和衍生工具，以及資產負債表或結構性持倉。市場風險管理旨在減少本集團因金融工具內在的波動性而承受的風險承擔。

董事會檢討和審批管理市場風險的政策，並已授權資產負債管理委員會負責持續進行市場風險管理。資產負債管理委員會經風險管理委員會向董事會匯報。

資產負債管理委員會負責處理本集團一切與市場風險和流動資金風險相關的事項，亦負責就利率走勢檢討結果釐定未來業務策略。

The use of derivatives for proprietary trading and their sale to customers as risk management products is an integral part of the Group's business activities. These instruments are also used to manage the Group's own exposures to market risk, as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest, foreign exchange rate and equity related contracts, in the form of both over-the-counter derivatives and exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to manage the risk of these and other trading positions.

使用衍生工具進行自營交易及向客戶出售衍生工具作為風險管理產品為本集團業務的重要一環。此等工具亦用以管理本集團所承受的市場風險承擔，作為本集團資產負債管理的部分程序。本集團所採用的衍生工具主要為利率、匯率和股票相關合約，均為場外或場內交易的衍生工具。本集團大部分的衍生工具持倉均為切合客戶需求，以及為此等和其他交易進行對沖。

(i) Currency risk

The Group's foreign currency positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures. All foreign currency positions are managed within limits approved by the Board.

Structural foreign currency positions, which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies, are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuations. The Group seeks to match closely its foreign currency denominated assets with corresponding liabilities in the same currencies.

(i) 貨幣風險

本集團的外匯持倉來自外匯買賣、商業銀行業務和結構性外匯投資。所有外幣持倉均按董事會批准的限額範圍管理。

結構性外匯持倉主要因本集團各分行、附屬公司及聯營公司的外匯投資而產生，由於其有關溢利或虧損已撥入儲備，所以並未計算在風險值內。管理此等外幣投資的主要目的是保障本集團的儲備免受匯率波動的影響。本集團盡量以外幣計值的資產抵銷以相同貨幣計值的相關負債。

(ii) Interest rate risk

The Group's interest rate positions arise from treasury and commercial banking activities. Interest rate risk arises in both trading portfolios and non-trading portfolios. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Interest rate risk is managed daily by the Treasury Department within the limits approved by the Board of Directors. The instruments used to manage interest rate risk include interest rate swaps and other derivatives.

(ii) 利率風險

本集團的利率持倉來自財資及商業銀行業務。交易組合和非交易組合均會產生利率風險。利率風險主要是由帶息資產、負債及承擔在再定息時的時差所致，亦與無息負債持倉有關，其中包括股東資金和往來賬戶及若干定息貸款和負債。利率風險由資金部按董事會批准的限額範圍進行日常管理。管理利率風險的工具包括利率掉期和其他衍生工具。

Market risk control limits are set at different levels and dimensions. The Board of Directors approves the core control limits and delegates the Asset and Liability Management Committee to approve the detailed control limits. Risk, return and risk capital are considered in the limits setting. Active limit monitoring process is undertaken.

市場風險控制限額設有不同層次及範疇。董事會審批核心控制限額並授權資產負債管理委員會審批具體的控制限額。設定限額時會考慮風險、回報及風險資本等因素，並且採用積極限額監控程序。

The independent centralized risk management function of the Group monitors the risk-taking activities of the Group. It is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a frequent basis to ensure that they are within established control limits.

本集團之獨立中央風險管理功能，監控本集團承擔風險的活動，並負責監察本集團的市場風險，確保整體及個別市場風險處於本集團的風險承受範圍內。本集團會經常監控風險承擔情況，以確保所承擔風險屬於既定的控制限額內。

(6) PRINCIPAL RISKS AND CAPITAL ADEQUACY (continued) 主要風險及資本充足度(續)

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period.

本集團運用風險值來量化相關交易組合的市場風險。風險值是統計學上的估計，用來量度於某一時段內持倉維持不變的情況下，因市場息率及價格的不利波動而引致組合的市值潛在虧損。

The Group estimates VaR for the Group's trading portfolio by the Parametric Approach, where the VaR computes from the underlying variances and covariances of the constituents of a portfolio. This methodology uses historical movements in market rates and prices, a 99% confidence level, a one-day holding period, a one-year historical observation period with higher weights being assigned to more recent observations, and takes into account correlations between different markets and rates.

本集團通過參數法評估本集團交易組合的風險值，其中，風險值乃透過組合成份的有關方差及協方差計算得出。該方法是依據過往市場息率與價格的波動、99%置信水平、1日持倉期以及對較近期觀察給予較高權重的1年過往觀察期，並計入不同市場及息率的相關程度來推算。

Total market risk capital charge under the advanced approach adopted by the bank is divided into two parts, market risk capital charge for specific risk and market risk capital charge for general market risk. Under market risk capital charge for general market risk, the bank uses the internal model approach for the calculation, by using the VaR under the above specifications and scaled up to a 10-day holding period. Under market risk capital charge for specific risk, the bank uses the Standardised (market risk) Approach for the calculation.

本行採用的先進方法計算所得的市場風險資本支出總額分為兩個部分：特定風險的市場風險資本支出及一般市場風險的市場風險資本支出。本行採用內部模式計算法，利用根據上述特定要求，按比例擴大至10日持倉期的風險值，計算一般市場風險的市場風險資本支出。本行採用標準(市場風險)計算法計算特定風險的市場風險資本支出。

For the calculation of market risk capital charge for general market risk, daily VaR report is generated by the internal model. The bank calculates the market risk capital expressed as the higher of (a) or (b):

本行按內部模式得出的每日風險值用計算一般市場風險的市場風險資本支出。本行按以下(a)或(b)項兩者當中的較高者計算市場風險資本：

(a) the bank's VaR for the risk categories applicable to the internal model as at the last trading day.

(b) the average VaR for the last 60 trading days multiplied by a multiplication factor.

(a) 在最後一個交易日本行就適用於內部模式的風險類別的風險值。

(b) 最後60個交易日的平均風險值乘以倍增因數。

The multiplication factor is the sum of:

(a) the value of three

(b) a plus factor, ranging from zero to one, according to the number of back-testing exceptions during the last 250 trading days

(c) any additional plus factor assigned by Hong Kong Monetary Authority.

倍增因數為以下項目的和：

(a) 三的數值

(b) 按照回溯測試在最近250個交易日的例外情況的數目而編配的附加因數(由零至一不等)

(c) 由香港金融管理局編配的任何額外附加因數

The Group adopts back testing to assess the predictive power of the VaR estimation. Back testing consists of a periodic comparison of the daily VaR measures with the subsequent daily actual and hypothetical trading outcomes. Back testing is a statistical technique developed to gauge the quality and accuracy of risk measurement model. 4 exceptions are found during 2007 (99% confidence level and 250-day observation period).

本集團採用回溯測試評估風險值估計數字的預測準確度。回溯測試包括定期將每日風險值與其後的每日實際及模擬交易結果進行對比。回溯測試是一種用以衡量風險管理模式的質素與準確度的統計技術。2007年發現了4次例外情況(99%的置信水平及250日觀察期)。

Back testing exceptions

回溯測試的例外情況

		4th January, 2007 2007年1月4日 HK$'000 港幣千元	28th February, 2007 2007年2月28日 HK$'000 港幣千元	5th March, 2007 2007年3月5日 HK$'000 港幣千元	27th July, 2007 2007年7月27日 HK$'000 港幣千元
Profit/(loss) of total trading activities	交易活動的損益	(34,417)	(35,023)	(48,108)	(49,194)
VaR for total trading activities of corresponding date	相對當日的風險值	21,723	31,226	38,110	36,077

In addition, stress testing on market risk is performed for the Group as a supplement to the daily VaR assessment. The Group applies sensitivity analysis and scenario analysis, on individual portfolios and/or on the Group's consolidated positions, to assess the potential impact of extreme movements in market prices on the Group's earnings.

此外，本集團利用市場風險壓力測試以補足每日風險數額的評估。本集團對個別組合及／或本集團綜合持倉進行敏感度分析及情景分析，以評估市場價格的大幅波動對本集團盈利可能產生的影響。

Value-at-risk statistics

風險數額統計

			Year 2007年		
		At 31st December 於12月31日 HK$'000 港幣千元	Maximum 最高 HK$'000 港幣千元	Minimum 最低 HK$'000 港幣千元	Mean 平均 HK$'000 港幣千元
VaR for total trading activities	交易活動的風險數額總額	62,156	97,545	21,639	54,127
VaR for foreign exchange trading positions*	外匯交易持倉的風險數額*	1,412	8,809	590	1,460
VaR for interest rate trading positions	利率交易持倉的風險數額	798	1,015	83	379
VaR for equity trading positions	股份交易持倉的風險數額	60,779	95,427	21,481	52,931

(6) PRINCIPAL RISKS AND CAPITAL ADEQUACY (continued) 主要風險及資本充足度(續)

		Year 2006年			
		At 31st December 於12月31日 HK$'000 港幣千元	Maximum 最高 HK$'000 港幣千元	Minimum 最低 HK$'000 港幣千元	Mean 平均 HK$'000 港幣千元
VaR for total trading activities	交易活動的風險數額總額	25,561	29,720	11,663	18,578
VaR for foreign exchange trading positions*	外匯交易持倉的風險數額*	1,043	2,167	528	1,042
VaR for interest rate trading positions	利率交易持倉的風險數額	98	3,366	55	1,029
VaR for equity trading positions	股份交易持倉的風險數額	25,423	29,551	10,527	17,464

* *Included all foreign exchange positions but excluded structured foreign exchange positions.*

* 包括所有外匯持倉但不包括結構性外匯持倉。

Foreign exchange and Interest rate risks related revenue statistics

外匯及利率風險相關的收入統計數字

The average daily revenue earned from foreign exchange and interest rate trading activities in 2007 was HK$1.09 million (HK$0.79 million in 2006). The standard deviation of the daily revenues was HK$1.58 million (HK$0.93 million in 2006). The frequency distribution of daily revenue is shown below:

於2007年，外匯及利率交易活動所得的每日平均收入為港幣1,090,000元(2006年為港幣790,000元)。每日收入的標準差為港幣1,580,000元(2006年為港幣930,000元)。以下為每日收入的頻率分佈情況：



DAILY DISTRIBUTION OF FOREIGN EXCHANGE AND INTEREST RATE RISKS RELATED REVENUES – Year 2007 vs Year 2006
與外匯及利率風險相關的收入每日分佈圖 — 2007年與2006年
Number of days 日數
45
40
35
30
25
20
15
10
5
0
11
3
5
2
6
5
12
18
17
33
21
41
23
35
20
32
31
25
30
18
20
12
20
8
5
4
7
2
18
9
-0.75 Less
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 to 1.75
1.75 to 2
2 to 2.25
2.25 to 2.5
2.5 or More
Revenues (HK$million) 收入 (港幣百萬元)
Year 2007 (年)
Year 2006 (年)

Capital charge for market risk

市場風險的資本支出

The following table indicates the capital charge for market risk as at 31st December 2007:

下表顯示於2007年12月31日市場風險的資本支出：

		Market risk capital charge 市場風險資本要求 HK$'000 港幣千元
Internal Model Approach	內部模式計算法	
– General Market Risk	– 一般市場風險	595,983
Standardised Approach	標準計算法	
– Specific Market Risk Debt Charge	– 特定市場風險債務要求	282
– Specific Market Risk Equity Charge	– 特定市場風險股份要求	185,365
– Vega Risk	– 維加風險	25,289
Total	總額	806,919

Operational risk management

Operational risk is the risk arising from the potential loss due to inadequate or failed internal processes, people and systems or from external events.

The objective of operational risk management is to identify, assess and monitor operational risk and, in particular, to comply with the relevant regulatory requirements.

The Bank Group has implemented a centralized risk management framework since January 2006. The Board of Directors reviews and approves the policies for operational risk management, and it has delegated the responsibility for ongoing operational risk management to the Operational & Other Risks Management Committee. The Operational & Other Risks Management Committee regularly reports status of operational risk management to the Board of Directors via the Risk Management Committee. The independent centralized risk management function of the Group is responsible for monitoring activities relating to operational risk.

Operational risk management tools adopted include operational risk incidents reporting, control self-assessment, key risk indicators, operation manuals, insurance policies, business continuity planning, etc.

Furthermore, the independent centralized risk management function of the Group has also performed self-assessments on the Group's compliance with the requirements of HKMA Supervisory Policy Manual on Operational Risk Management and Banking (Capital) Rules (the "Capital Rules"), with satisfactory result which had been reviewed independently by Internal Audit Department.

Capital Charge for Operational Risk

As at 31st December 2007, capital charge for operational risk amounted to HK$1,106,684,000.

營運風險管理

營運風險指由於內部流程、人手及系統不足或不成熟或因外部事件而導致的潛在損失所引致的風險。

營運風險管理的目標在於辨別、評估及監控營運風險，尤其是要遵守相關監管規定。

本銀行集團自2006年1月起實施統一的風險管理制度。董事會審閱並批准營運風險管理政策，並已授權營運及其他風險管理委員會，負責持續管理營運風險。營運及其他風險管理委員會透過風險管理委員會定期向董事會匯報營運風險管理的情況。本集團之獨立中央風險管理功能，負責監控與營運風險有關的活動。

本銀行集團所採用的營運風險管理工具包括營運風險事件報告、自我評估監控、主要風險指標、營運手冊、保險政策及業務持續規劃等。

此外，本集團之獨立中央風險管理功能亦就本集團是否符合香港金管局監管政策手冊關於業務操作風險管理的規定及銀行業(資本)規則(「資本規則」)進行自我評估，並經內部稽核部獨立審閱後得出滿意的結果。

營運風險的資本支出

於2007年12月31日，營運風險的資本支出為港幣1,106,684,000元。

(6) PRINCIPAL RISKS AND CAPITAL ADEQUACY (continued) 主要風險及資本充足度(續)

Liquidity risk management

The purpose of liquidity management is to ensure sufficient cash flows to meet all financial commitment and to capitalize on opportunities for business expansion. This includes the Group's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, to comply with the statutory liquidity ratio, and to make new loans and investments as opportunities arise.

The management of the Bank's liquidity risk is governed by the Liquidity Risk Management Policy, endorsed by the Risk Management Committee and approved by the Board of Directors. The Asset and Liability Management Committee is delegated by the Board of Directors to oversee the Bank's liquidity risk management, set the strategy and policy for managing liquidity risk and the means for ensuring that such strategy and policy are implemented. Liquidity risk is daily managed by the Treasury Department within the limit approved by the Board of Directors. The independent centralized risk management function of the Group is responsible for monitoring the activities of Treasury Department in compliance with the Liquidity Risk Management Manual and Policy. The Internal Audit Department performs periodic review to make sure the liquidity risk management functions are effectively carried out.

The Group manages liquidity risk by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits. Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflows in the ordinary course of business.

The Group conducts stress testing regularly to analyze liquidity risk and has formulated a contingency plan that sets out a strategy for dealing with a liquidity problem and the procedures for making up cash flow deficits in emergency situations.

In addition to observing the statutory liquidity ratio, the Bank also monitors the loan to deposit ratio and maturity mismatch between assets and liabilities to control the Bank's liquidity risk.

Interest rate risk management

The management of the Bank's interest rate risk is governed by the Interest Rate Risk Management Policy endorsed by Risk Management Committee and approved by the Board of Directors. The Asset and Liability Management Committee is delegated by the Board of Directors to oversee the Bank's interest rate risk management, set the strategy and policy for managing interest rate risk and the means for ensuring that such strategy and policy are implemented. Interest rate risk is daily managed by the Treasury Department within the limit approved by the Board of Directors. The independent centralized risk management function of the Group is responsible for monitoring the activities of Treasury Department in compliance with the Interest Rate Risk Management Manual and Policy. The Internal Audit Department performs periodic review to make sure the interest rate risk management functions are effectively carried out.

流動資金風險管理

流動資金管理是為了確保有充足的現金流以配合所有財務承擔，並掌握業務擴展的機會，其中包括本集團能夠即時或在合約期滿時應付客戶的提款要求；在借款期滿時能夠還款；符合法定的流動資金比率，以及能夠在商機出現時作出新貸款及投資。

本行的流動資金風險管理受風險管理委員會認可並經董事會核准的流動資金風險管理政策監管。資產負債管理委員會獲董事會授權，負責監察本行的流動資金風險管理，並制訂管理流動資金風險的策略與政策以及確保執行有關策略與政策的措施。流動資金風險由資金部按董事會批核的限額範圍進行日常管理。本集團之獨立中央風險管理功能，負責監控資金部的活動是否遵從流動資金風險管理手冊及政策。內部稽核部會定期作出檢討，確保流動資金風險管理功能得以有效執行。

本集團透過持有充足的優質流動資產(例如現金和短期基金及證券等)管理流動資金風險，確保能在經審慎釐定的限額內應付短期融資要求。本集團維持有充足的備用信貸，能提供策略性的流動資金應付日常業務過程中未能預計的大量現金流出需求。

本集團會定期進行壓力測試，以分析流動資金風險，並已制訂應急計劃，當中訂明了處理流動資金問題的策略及於緊急情況下彌補現金流不足的程序。

除緊守法定的流動資金比率外，本銀行亦會監控貸存比率及資產與負債的期限錯配，以控制本行的流動資金風險。

利率風險管理

本行的利率風險管理受風險管理委員會認可並經董事會核准的利率風險管理政策監管。資產負債管理委員會獲董事會授權，負責監察本行的利率風險管理，並制訂管理利率風險的策略與政策以及確保執行有關策略與政策的措施。利率風險由資金部按董事會批核的限額範圍進行日常管理。本集團之獨立中央風險管理功能，負責監控資金部的活動是否遵從利率風險管理手冊及政策。內部稽核部會定期作出檢討，確保利率風險管理功能得以有效執行。

The Bank manages the interest rate risk on the banking book primarily by focusing on the repricing mismatches. Gap analysis provides a static view of the maturity and repricing characteristics of the Bank's balance sheet positions. Repricing gap limits are set to control the Bank's interest rate risk.

本行管理銀行賬冊利率風險的主要方法是集中於重訂息率的錯配。差距分析可讓本行從靜態角度瞭解資產負債的到期情況及再定息特點。本行設有重訂息率差距限額以控制本行的利率風險。

Stress tests on the Bank's various types of interest rate risk are conducted regularly. The Asset and Liability Management Committee monitors the results of stress tests and decides remedial action if required.

本行會對各種利率風險定期進行壓力測試。資產負債管理委員會監控壓力測試的結果,並在需要時釐定補救措施。

Sensitivity analysis on earnings and economic value to interest rate changes is assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides of the balance sheet and performed on monthly basis. Sensitivity limits are set to control the Bank's interest rate risk exposure under both earnings and economic value perspectives. The results are reported to the Asset and Liability Management Committee and the Board of Directors on a regular basis.

盈利和經濟價值對利率變動的敏感度分析乃透過每月假設資產負債的收益率曲線出現200個基點的利率衝擊來估算。本行設有敏感度限額,以控制本行的盈利及經濟價值兩方面的利率風險承擔。有關結果定期向資產負債管理委員會及董事會匯報。

Sensitivity analysis on banking book interest rate risk

The Bank uses sensitivity analysis to measure the potential effect of changes in interest rates on our net interest income and economic value change: –

銀行賬冊利率風險敏感度分析

本行採用敏感度分析來量度利率變動對淨利息收入及經濟價值變動可能產生的影響:

		2007		2006	
		HKD 港元 HK$'000 港幣千元	**USD 美元 HK$'000 港幣千元**	HKD 港元 HK$'000 港幣千元	USD 美元 HK$'000 港幣千元
Impact on earnings over the next 12 months if interest rates rise by 200 basis points	倘利率上調200個基點對未來12個月的盈利影響	**57,327**	**(111,706)**	180,448	(133,756)
Impact on economic value if interest rates rise by 200 basis points	倘利率上調200個基點對經濟價值的影響	**(180,188)**	**(273,099)**	(120,020)	(246,704)

This sensitivity analysis, which is based on a static interest rate risk profile of assets and liabilities, is used for risk management purposes only. The analysis is based on the following assumptions:

(i) there is a parallel shift in the yield curve and in interest rates;

(ii) there are no other changes to the portfolio;

(iii) no loan prepayment is assumed as the majority of loans is on floating rate base and

(iv) deposits without fixed maturity dates are assumed to be repriced on next day.

該敏感度分析僅用於風險管理目的,乃依據資產及負債的靜態利率風險資料作出。有關分析乃根據以下假設進行:

(i) 收益率曲線及利率出現平行移動;

(ii) 組合並無其他變動;

(iii) 假設沒有提早償還貸款,因大部份貸款屬於浮息貸款,及

(iv) 假設沒有固定到期日的存款於翌日再定息。

Actual changes in the Bank's net interest income and the economic value resulting from the increases in interest rates may differ from the results of this sensitivity analysis.

利率上調而導致本行淨利息收入及經濟價值的實際變動與該敏感度分析的結果可能有所不同。

(6) PRINCIPAL RISKS AND CAPITAL ADEQUACY (continued) 主要風險及資本充足度(續)

Capital management

The HKMA sets and monitors capital requirements for the Group as a whole. In implementing current capital requirements the HKMA requires the Group to maintain a prescribed ratio of total capital to total risk-weighted assets. The Group calculates requirements for market risk in its trading portfolios based upon the Group's VaR models and uses its internal gradings as the basis for risk weightings for credit risk. Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

In addition to meeting the regulatory requirements, the Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might otherwise be possible with greater gearing and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The process of allocating capital to specific operations and activities is undertaken by Asset and Liability Committee and is reviewed regularly by the Board of Directors.

Consistent with industry practice, the Group monitors its capital structure on the basis of the capital adequacy ratio and there have been no material changes in the Group's policy on the management of capital during the year, except for a change in the calculation methodology in the capital adequacy ratios.

The capital adequacy ratios as at 31st December, 2007 are computed on the consolidated basis of the Bank and certain of its subsidiaries as specified by the HKMA for its regulatory purposes, and are in accordance with the Banking (Capital) Rules of the Hong Kong Banking Ordinance which became effective on 1st January, 2007. The capital adequacy ratios as at 31st December, 2006 were computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance and adjusted in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" issued by the HKMA. Accordingly, the capital adequacy ratios of the two years are not directly comparable.

The Group and its individually regulated operations have complied with all externally imposed capital requirements throughout the year ended 31st December, 2007 and 2006 and is well above the minimum required ratio set by the HKMA.

資本管理

金管局制定及監察本集團整體的資本規定。在實施現行的資本規定時,金管局規定本集團維持既定的總資本對總風險加權資產比率。本集團根據風險值模式計算交易組合的市場風險,及根據內部評級作為信貸風險之風險比重的基準,計算交易組合的市場風險要求。銀行業務分為交易賬冊或銀行賬冊。風險加權資產依照特別規定而定,特別規定旨在反映與資產的不同風險水平及資產負債表外的風險。

除符合監管規定外,本集團管理資本的主要目的是保障本集團可持續經營,藉以不斷為股東提供回報及為其他利益關涉者帶來利益。方法包括依照風險水平釐定產品及服務價格,及以合理的成本提供融資渠道。

本集團積極定期檢討及管理資本架構,以期在爭取更高股東回報與維持良好資本的好處和安全之間取得平衡,並且因應經濟情況的轉變調整資本架構。

調配資本至特定業務及活動的程序由資產及負債委員會進行,並由董事會定期檢討。

本集團依據行業慣例,以資本充足比率為基準監察資本架構,年度內本集團資本管理政策並無重大改變,唯一改變是資本充足比率的計算方法。

2007年12月31日的資本充足比率是依據金管局為監管目的而制定的,本行及若干附屬公司已按綜合基準計算,並符合2007年1月1日生效的香港《銀行條例》的《銀行業(資本)規則》。2006年12月31日的資本充足比率是依據香港《銀行條例》附表三計算,並且按照金管局發出的「保持充足資本防範市場風險」指引作調整。因此,該兩年度的資本充足比率不可直接比較。

本集團及其個別監管業務於截至2007年12月31日止年度內符合所有外間訂立的資本規定,2006年度內則超高的金管局所定的最低規定比率。

(7) CREDIT RISK UNDER INTERNAL RATINGS-BASED ("IRB") APPROACH 根據內部評級基準計算法計算的信貸風險

This section presents information on the Group's risk management for credit exposures under IRB approach.

本節呈列本集團對根據內部評級基準計算法計算的信貸風險承擔進行的風險管理資料。

Foundation IRB approach is adopted for capital adequacy assessment for credit risk where internal rating systems are applied against different types of counterparties in the risk management process.

本集團採納基礎內部評級基準計算法以評估信貸風險的資本充足度，並於風險管理程序中使用內部評級系統處理不同類形的交易對手。

(a) Structure of Internal Ratings Systems 內部評級系統的架構

The internal ratings system serves as the foundation for the Bank's risk management and capital adequacy assessment. In general, the system adopts a 20-tier rating structure.

內部評級系統為本行風險管理及資本充足評估的基礎。整體而言，該評級系統分為20個等級。

For Corporate, Bank and Retail exposures, internal measure of credit risks are based on assessment of the borrower and transaction characteristics of each exposure. Therefore the Bank has a two-dimensional rating structure, one dimension being the borrower grade, and the other being facility grade.

就企業、銀行及零售的風險承擔而言，信貸風險的內部量度方法以評估借款人及每項風險承擔的交易特性為基礎。因此，本行的評級架構有兩個層面，第一個是借款人等級，另一個是融通等級。

The borrower grade reflects risk of borrower default. The borrower's Probability of Default over a one-year horizon is linked up to the 20-tier structure, with the last 3 tiers down the structure being default grades. The facility grade incorporates transaction specific factors e.g. collateral, guarantee, etc. These factors are directly linked up to the transaction's Expected Loss, which is in turn transformed into a 20-tier structure.

借款人等級反映借款人違責的風險。借款人一年內的違責或然率與20等級的架構掛鈎，最低的3 個等級為違責等級。融通等級已考慮特定交易因素，如抵押品、擔保等。該等因素直接換算出交易的預期損失，再與20等級的架構掛鈎。

On the other hand, the Bank utilizes the Supervisory Slotting Criteria Approach in rating Specialized Lending exposures. Under this approach, a single-dimension rating considering both the borrower and transaction characteristics will be assigned to the credit exposure, with the same 20-tier risk structure.

另一方面，本行為專門性借貸風險承擔評級時，會使用監管分類準則計算法。根據此計算法，信貸風險承擔會獲得一個已經兼顧借款人及交易特性的單一層面評級，這評級同樣分為20個等級。

For Corporate and Bank exposures, borrower grades generated from the internal rating systems are benchmarked to external credit ratings .

就企業及銀行風險承擔而言，自內部評級系統產生的借款人等級與外部信貸評級對應，並作為基準。

(b) Use of Internal Ratings 內部評級的應用

The Bank has used information generated from internal rating systems in various areas including but not limited to credit approval, credit monitoring, loan classification, pricing, formulating business strategies and capital adequacy assessment.

本行在多方面均使用自內部評級系統取得的資料，包括但不限於信貸審批、信貸監控、貸款分類、定價、業務策略制訂及資本充足評估方面。

(c) Control Mechanisms for Rating Systems 評級系統的監控機制

In order to ensure that the rating systems are robust, the Bank has a control mechanism and relevant policies in place to validate the accuracy and consistency of the systems, which are used for the estimation of all relevant risk components for risk management and capital adequacy calculation.

為確保評級系統的穩健性，本行設有監控機制及有關政策，以核實系統是否準確及一致，而系統乃用於估計一切相關風險成份以用作風險管理及資本充足計算。

(7) CREDIT RISK UNDER INTERNAL RATINGS-BASED ("IRB") APPROACH (continued)
根據內部評級基準計算法計算的信貸風險 (續)

The validation process covers 2 major aspects: review of internal rating models (i.e. quantitative assessment) and review of internal control and compliance (i.e. qualitative assessment). For the purpose of independency and accountability, staff members who are responsible for carrying out the validation process should be independent of those staff members who are responsible for designing and developing the rating systems. The Credit Committee oversees the whole validation process and reviews / approves the validation results and deliverables of the validating team on an annual basis. According to the Bank's policy, the validation cycle for each credit portfolio is to be initiated no more than 12 months and finished no more than 18 months after the completion of the previous cycle.

核實程序涵蓋兩個主要方面：審查內部評級模型(即數量評估)及審查內部監控及遵規(即質量評估)。就獨立性及問責性而言，負責進行核實程序的員工應獨立於負責設計及制定評級系統的員工。信貸委員會監察整個核實程序，並每年審查／批准核實結果及核實小組所呈交的報告。根據本行政策，每個信貸組合的核實週期，須於上一週期完成後12個月內開始，並在18個月內結束。

(d) Internal Rating Process

The Bank's internal rating process begins with the business units. These units apply different models for rating different types of credit exposures. During the process of rating assignment, overriding of the rating generated by the models is possible if it is considered that material information has not been taken into account by the models. The ground and respective proofs for overrides should be properly documented.

The rated credits, whether or not overrides are necessary, are then reviewed and approved by an individual party other than the one responsible for the assignment of the rating. This ensures accuracy and precision of the ratings, and that ratings are prudent and comply with the credit policies of the Bank. Based on the policies of the Bank, ratings of credit exposures will be reviewed at least annually.

(d) 內部評級程序

本行的內部評級程序由業務單位開始。該等部門對不同類別的信貸風險承擔評級時，均會採用不同的模型。在評級程序中，倘認為模型並無考慮重要資料，模型得出的評級可能會遭調整，但調整評級的理由及相應的證據應妥為存檔。

然後，不論是否需要調整評級，獲評級的信貸繼而由負責評級者以外的獨立方審查及批准。此舉可確保評級準確精密，且以審慎方式作出，並合符本行的信貸政策。根據本行的政策，信貸風險承擔的評級最少每年審查一次。

(e) Types of exposures

- Corporate exposure includes exposures to corporate small-and-medium enterprises, other corporate, specialized lending.
- Bank exposure includes exposures to banks, regulated security firms and public sector entities.
- Retail exposure includes residential mortgage, qualifying revolving retail exposure and other retail exposure.

(e) 風險承擔類別

- 企業風險承擔包括對中小型企業、其他企業、專門性借貸的風險承擔
- 銀行風險承擔包括對銀行、受監管的證券商號及公營單位的風險承擔
- 零售風險承擔包括住宅按揭、合資格循環零售風險承擔及其他零售風險承擔

(f) Variables, Methods and Data for Estimation and Validation of Internal Ratings

Probability of Default (PD)

For corporate exposures, PD is estimated based on both financial and business variables. Financial variables are financial ratios which link up to the size, profitability, liquidity and capital structure of the borrower, whereas for business variables, risk factors are assessed through management quality, industry risk and company standing. The two assessments are combined based on a scorecard methodology to produce the preliminary PD which is estimated through the Bank's loss data.

(f) 估計及核實內部評級的可變因素、方法及數據

違責或然率

就企業風險承擔而言，違責或然率乃以財務及業務的可變因素估計。財務可變因素為與借款人的規模、盈利能力、資金流動性及資本架構有關的財務比率。而就業務可變因素而言，風險因素按管理質素、行業風險及公司於行內地位作評估。兩項評估乃根據評分卡法結合，從而得出利用本行的損失數據所估計的初步違責或然率。

For Retail exposures, borrowers with homogenous nature and transaction characteristics are segmented into pools in each of which an estimated PD is assigned.

就零售風險承擔而言，性質及交易特性相近的借款人會被分成多個組別，而該等組別會被賦予一估計違責或然率。

For Bank exposures, the estimation of PD takes into account the market value of asset of the borrower, asset volatility and the borrowers' liabilities. The model measures and compares values of the borrower's assets and liabilities and converts the measurement to PD.

就銀行風險承擔而言，估計違責或然率時會計及借款人資產的市值、資產波動幅度及借款人的負債。模型會計算及 比較借款人資產及負債的價值，並把計算所得轉化為違責或然率。

Loss-Given-Default (LGD)

For corporate and bank exposures, the Bank applies the supervisory LGD estimate provided by the Hong Kong Monetary Authority ("HKMA").

違責損失率

就企業及銀行風險承擔而言，本行採用香港金融管理局(「金管局」)提供的監管性估計的違責損失率。

For retail exposures, the LGD estimate is based on historical realised loss and total historical default amount within a defined period.

就零售風險承擔而言，違責損失率估計乃基於已界定期間內的過往變現損失及過往違責總額計出。

Exposure-at-Default (EAD)

EAD is calculated as sum of on-balance sheet amount and credit equivalent amount of off-balance sheet items. Credit equivalent amount is the exposure amount of off-balance sheet items multiplied by the respective credit conversion factors according to the Capital Rule. For certain revolving retail exposures, the credit conversion factor is estimated with reference to the historical realised further drawdown rate prior to defaults.

違責風險承擔

違責風險承擔計算為資產負債表內項目的數額及資產負債表外項目的信貸等值數額的總和。根據資本規則，信貸等值數額為資產負債表外項目的風險承擔數額乘以相應的信貸換算因數。就若干循環零售風險承擔而言，信貸換算因數乃參考在過往信貸違責前實際之進一步提取貸款比率而作出估計。

The exposure amount disclosed in the following of this report relating to IRB exposure refers to EAD.

本報告下文所披露有關內部評級基準風險承擔的風險承擔數額所指的是違責風險承擔。

Assumptions Employed in Derivation of Variables

The assumptions behind the estimation of PD are: (1) Risk factors selected for estimation are valid and significant. (2) The weight assigned to each risk factors is reasonable and appropriate for the estimation in the context of the Bank's credit portfolio. (3) The estimation model / methodology is valid and appropriate for the Bank's credit portfolio and risk environment. (4) For retail exposures, default rate from year to year does not exhibit significant fluctuations so that historical data (default rate) could be applied as PD estimate. (5) For retail exposures, the realised PD differs significantly across the segments.

計算可變因素時採用的假設

估計違責或然率時所作的假設：(1)進行估計所選用的風險因素乃屬有效及重要。(2)在本行信貸組合方面，以各風險因素獲賦予的權重進行估計，乃屬合理及適當。(3)估計模型／方法就本行的信貸組合及風險狀況而言乃屬有效及適當。(4)就零售風險承擔而言，年來的違責率並無顯示重大波動，故過往數據(違責率)可應用作違責或然率估計。(5)就零售風險承擔而言，各界別的變現違責或然率顯著不同。

The underlying assumption of LGD estimate is that the loss and recovery pattern of the credit portfolio from year to year does not exhibit significant fluctuations so that historical realised LGD could be applied as LGD estimate. It is also assumed that realised LGD differs significantly across the credit portfolios.

違責損失率估計的相關假設是，信貸組合年來的損失及收回模式並無顯示重大波動而令過往實際違責損失率可應用作違責損失率估計，以及各信貸組合的實際違責損失率顯著不同。

(7) CREDIT RISK UNDER INTERNAL RATINGS-BASED ("IRB") APPROACH (continued)
根據內部評級基準計算法計算的信貸風險 (續)

For certain revolving retail exposure, the EAD is estimated based on the assumption that the historical further drawdown rate from year to year does not differ significantly so that historical data could be used for estimation of current EAD of the revolving retail exposures.

就若干循環零售風險承擔而言，估計違責風險承擔時的假設是，年來過往進一步提取貸款比率並無顯著不同而令過往數據可用作估計循環零售風險承擔的現行違責風險承擔。

Methods of Validation

In order to ensure that the above assumptions for estimation are valid and the Bank's internal rating system is reliable and suitable for the Bank's credit portfolio, regular validation is indispensable.

核實方法

為確保上述為進行估計而作的假設有效，以及本行內部評級系統就本行信貸組合而言乃屬可靠及適合，定期作出核實是必須的。

The validation of the rating models is divided into 1) review of rating systems (quantitative assessment); 2) review of use of ratings (qualitative assessment).

評級模型的核實方法分為: 1)審查評級系統(數量評估)；2)審查評級的應用(質量評估)。

The review of rating systems is carried out through a series of statistical tests. The purpose of the review is to assess the predictive power and robustness of model and the presence of under / over estimation.

審查評級系統乃透過一系列統計測試進行。審查目的乃評估模型的預示能力及穩健程度，以及是否存在低估／高估的情況。

The review of use of ratings focuses on the process of rating assignment, review and approval.

就評級應用的審查，乃以評級及審批程序為重點。

(g) **Policies for Establishing Provisions**

The impairment losses of loans and receivables are measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Receivables with a short duration are not discounted if the effect of discounting is immaterial.

(g) **設立準備金的政策**

貸款和應收賬款的減值損失，是根據資產賬面值及估計未來現金流按資產原本之有效利率折算為現值，以二者之差額計算。如果折算現值後的影響不大，不會折算短期應收賬款。

The total allowance for impairment losses consists of two components: individual impairment allowances, and collective impairment allowances.

減值損失準備總額包括兩部分：個別減值準備，及整體減值準備。

The group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

本集團首先評估客觀減值證據是否個別存在於個別重大金融資產，及個別或整體存在於非個別重大金融資產。若本集團判斷客觀減值證據並不存在於個別評估金融資產，無論重大與否，本集團將有相同風險特性的金融資產歸類，及作整體減值評估。作個別減值評估的資產而減值損失須持續確認，其減值損失不會包括於整體減值準備內。

The individual impairment allowance is based upon management's best estimate of the present value of the cash flows which are expected to be received discounted at the original effective interest rate. In estimating these cash flows, management makes judgements about the borrower's financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group. Each impaired asset is assessed on its merits.

個別減值準備是根據管理層的最佳估計將可能收回之現金流按原本的有效利率折算為現值。在估計現金流時，管理層須判斷借款人的財政狀況及給予本集團的抵押品或擔保之可變現淨值，並須評估每宗減值資產的真正價值。

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, the Group makes assumptions both to define the way the Group models inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

當評估所需的整體減值損失準備時，管理層須考慮的因素包括信貸質素、組合規模、信貸集中，及經濟因素。為求估計所需的準備，本集團根據過往之經驗和現時之經濟情況作假設以模擬潛在損失及判斷所需之輸入變數。

The accuracy of the impairment allowances the Group makes depends on how well the Group can estimate future cash flows for individually assessed impairment allowances and the model assumptions and parameters used in determining collective impairment allowances. While this necessarily involves judgment, the group believes that the impairment allowances on loans and advances to customers are reasonable and supportable.

撥備的準確性，須視乎本集團能否在評估個別準備時準確估計交易對手的未來現金流及在判斷整體減值準備時所採用的假設模式及變數。雖然視乎判斷而定，本集團相信貸款損失準備是合理和足夠的。

All loans and receivables are reviewed and analysed periodically. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates that can be linked objectively to an event occurring after the write-down, will result in a change in the impairment allowances on loans and receivables and will be charged or credited to the profit and loss account. A reversal of impairment losses is limited to the loans and receivables' carrying amount that would have been determined had no impairment loss been recognised in prior years.

所有貸款和應收賬款須定期作檢討及分析。在較後期間，任何因估計未來現金流的金額及時間與先前估計的有所轉變，而該轉變是可客觀地與撇銷後發生的事件有關連，從而導致減值損失準備亦需改變，該轉變會支銷或存入損益賬。減值損失之轉回只限於假設該貸款和應收賬款於往年從來未有確認減值損失的賬面值。

Where there is no reasonable prospect of recovery, the loan and the related interest receivables are written off.

倘再無實際機會收回時，則貸款及相關的應收利息會被撇銷。

The Bank takes into consideration the provision made in its capital maintenance decisions as in accordance with S220 of the Capital Rules. The Bank compares the total expected loss ("EL") amount and the total eligible provisions, and if total EL amount exceeds total eligible provisions, the Bank deducts the difference from the core capital and supplementary capital. On the other hand, if total EL amount is less than the eligible provisions, the Bank includes the differences in its supplementary capital up to a maximum of 0.6% of the Bank's risk weighted amount for credit risk calculated using IRB Approach.

根據資本規則第220條，本行在作出有關維持資本的決定時，會考慮所作出的準備金。本行比較預期損失總額及合資格準備金總額，倘預期損失總額超過合資格準備金總額，本行會自核心資本及附加資本減去超出數額。相反，倘預期損失總額較合資格準備金總額低，本行則把差額計入本行附加資本內，上限為以內部評級基準計算法計算所得本行信貸風險的風險加權數額的0.6% 。

(h) Exposure subject to Supervisory Estimates

The following table indicates the exposure classes and the respective exposure amounts that are subject to supervisory estimates as at 31st December 2007:

(h) 受限於監管性估計的風險承擔

下表顯示2007年12月31日受限於監管性估計的風險承擔類別及相應的風險承擔數額：

Exposure Class	**風險承擔類別**	**Exposure Amount 風險承擔數額 HK$'000 港幣千元**
Bank	銀行	95,976,661
Corporate	企業	166,758,208
Equity booked on banking book under Simple Risk-weight Method	在銀行賬下以簡單風險權重方法計算之股權	305,558

(7) CREDIT RISK UNDER INTERNAL RATINGS-BASED ("IRB") APPROACH (continued)
根據內部評級基準計算法計算的信貸風險 (續)

(i) Risk Assessment for IRB Exposure Classes

The following tables indicate the exposure amount, exposure weighted average risk weight and exposure weighted average PD under bank exposure and corporate exposure across borrower grade and the exposure amount under retail exposures across facility grade at 31st December 2007:

(i) 內部評級基準風險承擔類別的風險評估

下表顯示於2007年12月31日各級借款人在銀行風險承擔及企業風險承擔下的風險承擔數額、平均風險承擔加權風險權重及風險承擔加權平均違責或然率，以及各級融通在零售風險承擔下的風險承擔數額：

For Bank Exposures

就銀行風險承擔而言

Borrower Grade 借款人等級	**Exposure Amount** 風險承擔數額 **HK$'000** 港幣千元	**Exposure Weighted Average Risk Weight** 平均風險承擔加權風險權重	**Exposure Weighted Average PD** 風險承擔加權平均違責或然率
1	336,659	14.40%	0.03%
2	42,045,059	19.17%	0.05%
3	19,248,943	25.18%	0.08%
4	17,188,883	32.74%	0.12%
5	3,468,568	38.38%	0.16%
6	6,705,678	44.24%	0.20%
7	3,105,867	49.15%	0.25%
8	1,710,609	57.67%	0.34%
9	593,974	73.38%	0.56%
10	648,301	85.65%	0.82%
11	924,120	105.35%	1.49%

For Corporate Exposure

就企業風險承擔而言

Borrower Grade 借款人等級	**Exposure Amount** 風險承擔數額 **HK$'000** 港幣千元	**Exposure Weighted Average Risk Weight** 平均風險承擔加權風險權重	**Exposure Weighted Average PD** 風險承擔加權平均違責或然率
4	5,039,361	29.00%	0.12%
5	3,418,808	34.82%	0.16%
6	6,840,376	41.64%	0.20%
7	4,785,139	42.69%	0.25%
8	12,544,135	48.67%	0.34%
9	22,860,483	59.56%	0.56%
10	24,195,690	66.49%	0.82%
11	2,924,722	70.90%	1.49%
12	1,951,393	75.24%	2.09%
13	2,762,461	88.83%	3.00%
14	2,160,133	107.98%	4.49%
15	936,112	99.28%	6.28%
16	632,158	111.98%	9.37%
17	2,944,310	166.56%	21.85%
18	237,577	433.04%	100.00%
19	139,469	247.30%	100.00%
20	2,402	440.49%	100.00%

For Residential Mortgage 就住宅按揭而言

Facility Grade **融通等級**	**Exposure Amount** **風險承擔數額** **HK$'000** **港幣千元**
3	20,078,443
4	8,301,666
5	9,677,332
6	7,699,510
7	849,995
9	978,582
10	350,809
11	2,162,139
17	233,577
19	11,134

For Qualifying Revolving Retail Exposure 就合資格循環零售風險承擔而言

Facility Grade **融通等級**	**Exposure Amount** **風險承擔數額** **HK$'000** **港幣千元**
4	542,340
5	4,205,474
6	3,956,779
7	2,525,596
8	2,802,193
9	920,124
10	3,383,168
11	169,465
12	19,628
13	85,062
14	181,951
16	101,242
17	233,996
19	1,288
20	38,830

(7) CREDIT RISK UNDER INTERNAL RATINGS-BASED ("IRB") APPROACH (continued)
根據內部評級基準計算法計算的信貸風險 (續)

(i) Risk Assessment for IRB Exposure Classes (continued)
For Other Retail Exposure

(i) 內部評級基準風險承擔類別的風險評估(續)
就其他零售風險承擔而言

Facility Grade 融通等級	**Exposure Amount 風險承擔數額 HK$'000 港幣千元**
1	7,895
3	78,653
4	2,249,894
5	177,419
6	1,592,106
7	2,453,792
8	17,374
9	683,714
10	54,680
11	244,857
12	32,892
14	358,560
16	53,493
17	202,974
19	44,939
20	3,884

(j) Comparison of Rating Estimates Against Actual Outcome
Comparison is made on the 1-year rating estimates for the Group's performing credit portfolios as at 31st December, 2006 against the actual outcome for the same portfolios during the financial period ended 31st December 2007.

Comparison of Actual Loss and Estimated Loss
The following table indicates the actual loss during the financial year ended 31st December 2007 which is compared against the estimated loss at 31st December 2006 of the respective portfolio. Actual loss refers to impairment loss allowance and charge-off charged to the Group's profit and loss account during the financial year ended 31st December 2007.

(j) 比較評級估計與實際數字
以於2006年12月31日本集團履行中信貸組合的一年評級估計與截至2007年12月31日止財政期間內相同組合的實際數字作比較。

比較實際損失與估計損失
下表顯示截至2007年12月31日止財政年度的實際損失，並與相應的組合於2006年12月31日的估計損失比較。實際損失指截至2007年12月31日止財政年度的減值損失準備及計入本集團損益表的撇賬。

Exposure Class	風險承擔類別	**Actual loss for the year ended 31st December 2007 截至2007年12月31日止之財政年度的實際損失 HK$'000 港幣千元**	Estimated 1-year loss at 31st December 2006 於2006年12月31日內估計的一年損失 HK$'000 港幣千元
Bank	銀行	**-**	40,185
Corporate	企業	**202,690**	571,085
Residential mortgage	住宅按揭	**6,610**	123,413
Qualifying revolving retail	合資格循環零售	**4,150**	10,199
Other retail	其他零售	**69,507**	208,478
Total	總額	**282,957**	953,360

Comparison of Actual Default against Estimated Probability of Default
The following table indicates the actual percentage of default during the financial year ended 31st December 2007 which is compared against the estimated 1-year probability of default (PD) at 31st December 2006 of the respective portfolio.

比較實際違責與估計違責或然率
下表顯示截至2007年12月31日止財政年度的實際違責百分比，並與相應的組合於2006年12月31日的估計一年違責或然率比較。

Exposure Class	風險承擔類別	**Actual percentage of default for the year ended 31st December 2007 截至2007年12月31日止之財政年度的實際違責百分比 %**	Estimated 1-year probability of default at 31st December 2006 於2006年12月31日內估計的一年違責或然率 %
Bank	銀行	**0.00%**	0.21%
Corporate	企業	**1.35%**	3.06%
Residential mortgage	住宅按揭	**0.33%**	1.10%
Qualifying revolving retail	合資格循環零售	**0.52%**	0.66%
Other retail	其他零售	**1.22%**	3.35%

(8) CREDIT RISK UNDER STANDARDISED APPROACH 標準計算法下的信貸風險

This section presents information on the Group's risk management for credit exposure in which the Bank adopted Standardised Approach for capital adequacy assessment.

本節呈列本集團有關使用標準計算法計算資本充足度的信貸風險承擔的風險管理資料。

(a) Ratings from External Credit Assessment Institutions (ECAI)
Credit ratings from Moody's Investors Service and Standard & Poor's are used for all classes of credit exposures under Standardised Approach. The Bank follows the process prescribed in Part 4 of the Capital Rules to map the ratings to the exposures booked in the Bank's banking book.

(a) 外部信貸評估機構的評級
穆迪投資服務及標準普爾的信貸評級用於標準計算法下的各類信貸風險承擔。本行根據資本規則第4部規定的程序，把評級對應本行銀行賬載列的風險承擔。

(8) CREDIT RISK UNDER STANDARDISED APPROACH (continued) 標準計算法下的信貸風險(續)

(b) Risk Assessment for Exposure Classes under Standardised Approach
The following table indicates the exposure amount and risk weighted amount for each class of exposure with and without ECAI ratings as at 31st December 2007:

(b) 標準計算法下風險承擔類別的風險評估
下表顯示於2007年12月31日經由及沒有經由外部信貸評估機構評級的每種風險承擔類別下的風險承擔數額及風險加權數額：

			Total exposure after Credit Risk Mitigation 使用減低信貸風險措施後的風險承擔總額 HK$'000 港幣千元		Risk weight amount after Credit Risk Mitigation 使用減低信貸風險措施後的風險加權數額 HK$'000 港幣千元	
Exposure type	風險承擔類別	Total exposure 風險承擔總額 HK$'000 港幣千元	Rated 獲評級	Unrated 無評級	Rated 獲評級	Unrated 無評級
Sovereign	主權	19,873,311	19,873,311	–	2,281,331	–
Public Sector Entities	公營機構	559,889	559,889	–	32,323	–
Bank	銀行	19,253,352	516,130	18,734,321	258,065	5,951,243
Securities Firm	證券商號	25,472	–	25,472	–	12,736
Corporate	企業	8,923,057	–	6,743,301	–	6,743,301
Regulatory Retail	監管零售	366,049	–	292,938	–	219,703
Residential Mortgage	住宅按揭	2,372,520	–	2,285,080	–	2,285,080
Other Exposures that are not Past Due	未逾期的其他風險承擔	6,388,546	–	3,949,649	–	3,949,649
Past Due	逾期	174,500	–	174,500	–	238,157
Off Balance Sheet Exposure	資產負債表外的風險承擔	5,596,985	186,897	3,654,418	37,379	3,501,153
Counterparty Exposure	交易對手風險承擔	848,667	–	848,667	–	824,595
Total	總額	64,382,348	21,136,227	36,708,346	2,609,098	23,725,617

(9) CREDIT RISK MITIGATION 減低信貸風險措施

(a) Process of Managing and Recognising Credit Risk Mitigation
The Bank has established policies on managing and recognising credit risk mitigation, which is approved by Credit Committee, for all types of credit exposure under both IRB approach and standardised approach including counterparty credit risk-related exposure which arises from OTC derivative transactions. The Bank applies prudent assessments of eligibility and quality of collaterals. A list of credit risk mitigations which is deemed appropriate by the Bank is in place. The Bank also applies safe custodian of collaterals, regular re-valuation and close monitoring. Marketable securities are marked-to-market on a daily basis whilst valuations on properties are reviewed periodically.

(a) 管理及認定減低信貸風險措施的程序
本行已制定管理及認定減低信貸風險措施的政策，而政策亦經信貸委員會批准，適用於內部評級基準計算法及標準計算法下各類信貸風險承擔，包括與由場外衍生工具交易引致的交易對手信用風險相關的風險承擔。本行審慎評估抵押品是否合資格及其質素的高低。本行已備有一系列本行視為合適的減低信貸風險措施。本行亦妥善保管抵押品、定期作重新估值及作出緊密的監察。有價證券每日均按市值計算，物業的估值則定期審查。

For regulatory capital calculation, only recognised collaterals and guarantee as laid down under the Capital Rules are considered as recognised credit risk mitigations and the Bank adheres to the criteria as stipulated in the Capital Rule when assessing the eligibility.

就計算監管資本而言，只有資本規則訂下的認可抵押品及擔保方方可視為認可的減低信貸風險措施，本行在評估減低信貸風險措施是否合資格時，會遵守資本規則規定的準則。

Recognised collaterals include both financial and physical collaterals. Financial collaterals include cash deposit, gold, shares and debt securities and mutual fund/ undertakings for collective investments in transferable securities, whilst physical collaterals include commercial real estate, residential real estate, vehicles and equipments. The exposure amount after mitigation is determined by applying the standard supervisory haircut laid down in the Capital Rule as an adjustment discount to the current collateral value.

認可抵押品包括金融及實物抵押品。金融抵押品包括現金存款、黃金、股份及債務證券及互惠基金／集體投資於可轉換證券的業務，而實物抵押品包括商業地產、住宅地產、車輛及設備。減低風險後的風險承擔數額乃以資本規則訂下的標準監管扣減作為對現行抵押品價值的調整扣減而釐定。

Recognised guarantor is any sovereign entities, public sector entities, banks and regulated securities firms with a lower risk weight than the borrower, or companies that are internally rated with a rating equivalent to external rating of A- or better.

認可擔保人乃任何主權實體、公營單位、銀行及受監管證券商號，其風險權重較借款人為低，或任何於內部評級取得相等於外部評級A-或以上等級的公司。

On-balance and off-balance sheet recognised netting is not adopted by the Bank. No recognised guarantees and credit derivative contracts are applied as credit risk mitigation for capital adequacy calculation at balance sheet date.

本行並無採納資產負債表內及資產負債表外認可淨額結算方法。於計算日，本行並無採用認可擔保及信貸衍生工具合同作為減低信貸風險措施，以計算資本充足度。

(b) Total Exposures Covered by Recognised Collateral under IRB Approach

(b) 內部評級基準計算法下以認可抵押品涵蓋的風險承擔總額

Exposure Class	風險承擔類別	Exposure amount covered 已涵蓋的風險承擔數額 HK$'000 港幣千元
Bank	銀行	187,473
Corporate	企業	30,622,225
Retail	零售	55,460,820
Total	總額	86,270,518

The total exposures indicated above represent 23.90% of the total exposure amount under IRB Approach.

上述所示的風險承擔總額佔內部評級基準計算法下風險承擔總額的23.90%。

(9) CREDIT RISK MITIGATION (continued) 減低信貸風險措施(續)

(c) Total Exposures Covered by Recognised Collateral under Standardised Approach

(c) 標準計算法下以認可抵押品涵蓋的風險承擔總額

Exposure type	風險承擔類別	Exposure amount covered 已涵蓋的風險承擔數額 HK$'000 港幣千元
Bank	銀行	2,899
Corporate	企業	2,179,756
Regulatory retail	監管零售	73,112
Residential mortgage	住宅按揭	87,441
Other exposures which are not past due	未逾期的其他風險承擔	2,438,897
Past Due	逾期	30,703
Off-Balance Sheet	資產負債表外項目	1,755,670
Total	總額	6,568,478

The Total exposures indicated above represent 10.20% of the total exposure amount under Standardised Approach.

上述所示的風險承擔總額佔標準計算法下風險承擔總額的10.20%。

(10) COUNTERPARTY CREDIT RISK-RELATED EXPOSURE 與交易對手信貸風險相關的風險承擔

The Bank has adopted Current Exposure Method to determine the exposure amount for counterparty credit risk which arises from OTC derivative transactions in banking and trading book.

本行採納現行風險承擔方法,以釐定銀行賬及交易賬中由場外衍生工具交易引致的交易對手信貸風險的風險承擔數額。

At 31st December 2007, there are no repo-style transactions nor credit derivative contracts in the Bank. No recognised collateral including recognised credit derivative contracts is held as credit protection for counterparty credit risk-related exposure at 31st December 2007.

於2007年12月31日,本行並無回購形式交易或信貸衍生工具合同。於2007年12月31日,亦無持有認可抵押品(包括認可信貸衍生工具合同)作為與交易對手信貸風險相關的風險承擔的信貸保障。

(a) Counterparty Credit Risk-Related Exposures under IRB Approach

The following table indicates the information of counterparty credit risk-related exposures under IRB approach by exposure class:

(a) 內部評級基準計算法下與交易對手信貸風險相關的風險承擔

下表顯示按不同風險承擔類別劃分的內部評級基準計算法下與交易對手信貸風險相關的風險承擔的資料:

Exposure class	風險承擔類別	Current exposure 現行風險承擔 HK$'000 港幣千元	Credit equivalent Amount 信貸等值數額 HK$'000 港幣千元	Risk weighted Amount 風險加權數額 HK$'000 港幣千元
Corporate	企業	198,283	251,626	141,247
Bank	銀行	389,015	1,030,761	259,361
Total	總額	587,298	1,282,387	400,608

(b) Counterparty Credit Risk-Related Exposures under Standardized Approach

The following table indicates the information of counterparty credit risk-related exposures under Standardised Approach:

(b) 標準計算法下與交易對手信貸風險相關的風險承擔

下表顯示標準計算法下與交易對手信貸風險相關的風險承擔的資料：

Current exposure 現行風險承擔 HK$'000 港幣千元	**Credit equivalent 信貸等值數額 HK$'000 港幣千元**	**Risk weighted amount 風險加權數額 HK$'000 港幣千元**
302,753	848,667	824,595

(11) ASSET SECURITISATION 資產證券化

During the year, the Bank only acts as an investor in all securitisation exposure. Ratings from Moody's Investors Service and Standard & Poor's are adopted in assessing securitisation exposures. Since the securitisation exposures held by the Bank are all rated by recognised ECAI designated by the Capital Rule, Ratings-based Approach is used to calculate the risk-weighted amount for the exposures. The Bank closely monitors the risk arising from these exposures.

年內，本行在所有證券化類別風險承擔僅作為投資者。評估證券化類別風險承擔時採納穆迪投資服務及標準普爾的評級。由於本行持有的證券化類別風險承擔均經資本規則指定的認可外部信貸評估機構評級，故使用評級基準計算法以計算風險承擔的風險加權數額。本行緊密監察有關風險承擔所產生的風險。

All securitisation exposures are rated and those with investment grades are under mezzanine positions backed by granular pools. The following table indicates the total principal amount and the respective risk weighted amount of all securitisation exposure as at 31st December 2007:

證券化類別風險承擔均獲評級，有投資評級的證券化類別風險承擔被歸類為以多元化組合支持的夾層持倉。下表顯示於2007年12月31日所有證券化類別風險承擔的本金總額及相應的風險加權數額：

Risk Weight	**風險權重**	**Principal amount 本金額 HK$'000 港幣千元**	**Risk weighted amount 風險加權數額 HK$'000 港幣千元**
20%		235,510	47,102
50%		2,599,222	1,299,611
75%		525,156	393,867
100%		334,962	334,962
250%		286,663	716,659
425%		727,833	3,093,292
Total	總額	4,709,346	5,885,493

Capital requirement of securitisation exposure under IRB approach at 31st December 2007 was HK$499,090,000. The deductible items from core and supplementary capital under asset securitisation at 31st December 2007 amounted to HK$238,154,000.

於2007年12月31日，內部評級基準計算法下證券化類別風險承擔的資本要求為499,090,000港元。於2007年12月31日，資產證券化下自核心及附加資本可扣除的項目為238,154,000港元。

(12) EQUITY EXPOSURES BOOKED IN BANKING BOOK 銀行賬下的股權風險承擔

The Bank deducts those equity holdings taken for relationship and strategic reasons from the core & supplementary capital and includes those equity holdings taken for other reasons in the risk-weighted assets for capital adequacy ratio purpose.

本行將因關係及策略性理由而持有的股權從核心及附加資本內扣減，及將因其他理由而持有的股權包括在風險加權資產內，以用作計算資本充足比率。

The Bank applies the same accounting techniques and valuation methodologies as detailed in the Bank's notes on accounts for all available-for-sale financial assets, including equity exposures booked in banking book. There are no significant changes during the annual reporting period.

本行處理所有可供出售金融資產，包括銀行賬下的股權風險承擔時，均採用已詳列於本行之賬項附註中相同之會計技巧及評估方式。有關處理方法在周年報告期內並無重大改變。

		For the year ended 31st December 2007 截至2007年12月31日止之財政年度 The Group 集團 HK$'000 港幣千元	 The Bank 銀行 HK$'000 港幣千元
Cumulative realised gains or (losses) arising from sales and liquidations of equity exposure	來自出售和兌現持有股權的累積實現收益或(虧損)	665,256	661,750
Total unrealised gains or (losses) recognised in the Bank's reserves but not through the profit and loss account	在儲備內確認，但沒有經損益表入賬的未實現收益或(虧損)的總計	(384,926)	(218,538)
Unrealised gains included in or (losses deducted from) the Bank's supplementary capital for capital adequacy ratio purpose	為計算資本充足比率而包括在附加資本內的任何未實現收益的數額或(從該附加資本中扣減的未實現虧損的數額)	2,206	2,206

BEA東亞銀行

Head Office 總行 | 10 Des Voeux Road Central
Hong Kong
香港德輔道中10號

Telephone 電話 | (852) 3608 3608

Facsimile 傳真 | (852) 3608 6000

Website 網址 | www.hkbea.com

[redacted]

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Incorporated the 14th day of November, 1918.

(including all amendments up to 17th April, 2008)

No. 255
編號

CERTIFICATE OF INCORPORATION

公司更改名稱

ON CHANGE OF NAME

註冊證書

I hereby certify that
本人茲證明

THE BANK OF EAST ASIA, LIMITED

having by special resolution changed its name, is now incorporated under
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱為

the name of

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Given under my hand this Twenty-Fifth day of April
簽署於一九九五年四月廿五日。

One Thousand Nine Hundred and Ninety Five.

(Sd.) MISS H. CHANG

....

for *Registrar of Companies*
Hong Kong

香港公司註冊處處長

(公司註冊主任 張巧雯 代行)

CERTIFICATE OF INCORPORATION

OF

THE BANK OF EAST ASIA, LIMITED

I hereby certify that "THE BANK OF EAST ASIA, LIMITED", is this day incorporated under the Hong Kong Companies Ordinances, 1911-1915, and that this Company is limited.

Given under my hand and seal of office this 14th day of November, One thousand nine hundred and eighteen.

(Sd.) HUGH A. NISBET,
Registrar of Companies,
Hong Kong.

THE COMPANIES ORDINANCES 1911-1915

MEMORANDUM OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

1. The name of the Company is "THE BANK OF EAST ASIA, LIMITED 東亞銀行有限公司". *(Chinese name added on 25/04/1995)*

2. The registered office of the Company will be situate in Victoria Hong Kong.

3. The objects for which the Company is established are:

   (*a*) To carry on the business of banking in all its branches and departments, including exchange banking and business; the borrowing, raising or taking up money; the lending or advancing money, securities and property on such terms as may be thought fit; the counting, buying, selling and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable, or not; the granting and issuing letters of credit and circular notes; the buying, selling and dealing in bullion and specie; the acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds; the acquisition, holding and dealing with movable and immovable property of all kinds; the negotiating of loans and advances; the receiving money and valuables on deposit or for safe custody or otherwise; the issuance of deposit or other receipts or acknowledgements either in a negotiable or transferable form or otherwise in respect of moneys deposited; the issuance in Canton or elsewhere outside of Hong Kong of demand drafts or bank notes negotiable or transferable or otherwise for circulation in Canton or elsewhere outside of Hong Kong; the collecting and transmitting money and securities; the carrying on of a savings bank; the establishment of branches or agencies in Canton and elsewhere throughout the world; the management of property; and the transaction of all kinds of agency business commonly transacted by bankers.

(*b*) To carry on business as capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(*c*) *(Deleted by Special Resolution dated 30/01/1932 and Confirmed on 27/02/1932)*

(*d*) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the businesses referred to in paragraphs (*a*) and (*b*) above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(*e*) To acquire and undertake the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or possessed of property suitable for the purposes of this Company.

(*f*) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which this Company is authorised to carry on or engaged in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company. And to lend money to, guarantee the contracts of, or otherwise assist, any such person or company, and to take or otherwise acquire shares and securities of any such company and to sell, hold, re-issue, with or without guarantee, or otherwise deal with the same.

(*g*) To take or otherwise acquire, and hold shares in any other company having objects altogether or in part similar to those of this Company or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(*h*) To enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company's objects, or any of them, and to obtain from any such government or authority, any rights, privileges and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(*i*) To establish and support or aid in the establishment and support of associations, institutions funds, trusts and conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to grant pensions and allowances, and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition, or for any public, general or useful objects.

(*j*) To promote any company or companies for the purpose of acquiring all or any of the property, rights and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(*k*) Generally to purchase, take on lease or in exchange hire or otherwise acquire, any real and personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business and in particular any land, buildings, easements, machinery, plant and stock-in-trade.

(*l*) To hire purchase erect or otherwise to acquire a godown or godowns for any of the purposes of the Company and to carry on the business of godown keepers or warehousemen.

(*m*) To construct, maintain and alter any buildings or works, necessary or convenient for the purposes of the Company.

(*n*) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

(*o*) To advance, deposit or lend money, securities and property to or with such persons and on such terms as may seem expedient and either with or without security and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons.

(*p*) To guarantee or become liable for the payment of money or for the performance of any obligations and to transact all kinds of trust and agency business.

(*q*) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, perpetual or otherwise charged upon all or any of the Company's property (both present and future), including its uncalled capital, and to purchase, redeem or pay off any such securities.

(*r*) To remunerate any person or company for services rendered or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital, or any debentures, or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(*s*) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(*t*) To discount, sell and deal in bills, bonds, notes, warrants, coupons, drafts and other negotiable or transferable securities or documents.

(*u*) To undertake and execute any trusts the undertaking whereof may seem desirable, and also to undertake the office of executor, administrator, receiver, treasurer, registrar or auditor, and to keep for any company, government, authority or body, any register relating to any stocks, funds, shares or securities, or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(*v*) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares, debentures or securities of any other company having objects altogether or in part similar to those of this Company.

(*w*) To obtain any provisional order or ordinance for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any legislation, proposals, proceedings, schemes or applications whether of a like nature to those previously indicated in this paragraph or not which may seem calculated directly or indirectly to prejudice the Company's interests.

(*x*) To procure the Company to be registered or recognised in any country or place outside Hong Kong.

(*y*) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any of the property and rights of the Company.

(*z*) To purchase or otherwise acquire, and to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with property and rights of all kinds, and in particular mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business, concerns and undertakings and claims, privileges and choses in action of all kinds.

(*aa*) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Company and to obtain and justify public confidence, and to avert or minimise financial disturbances which might affect the Company.

(*bb*) To do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(*cc*) To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that the word "company" in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in Hong Kong or elsewhere, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. *(Deleted by Special Resolution on 20/03/1986)*

6. (*a*) The authorised capital of the Company is HK$6,500,000,000 divided into 2,600,000,000 ordinary shares of HK$2.50 each with power to divide the ordinary shares in the capital for the time being into several classes and to attach thereto respectively any preferential deferred qualified or special rights privileges and conditions but so that where shares are issued with any preferential or special rights attached thereto such rights shall not (except where the terms of issue otherwise provided) be alterable otherwise than pursuant to the provisions contained in Articles 6 and 134 of the accompanying Articles of Association. *(Amended by respective Ordinary/Special Resolutions on 25/06/1921, 30/01/1932, 22/03/1947, 16/03/1968, 21/03/1973, 29/03/1978, 26/03/1980, 27/03/1981, 24/03/1982, 20/03/1986, 30/03/1989, 26/03/1992, 22/03/1993, 31/03/1994, 27/03/1995, 02/04/1996, 08/04/1997 and 30/03/2000).*

The Memorandum and Articles of the Company shall be construed in accordance with the English text thereof and no Chinese translation thereof shall operate to vary or affect such construction.

WE the several persons whose names and addresses are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
龐偉廷 227 Queen's Road Central, Merchant.	200
LI TSE FONG, 81 Wing Lok Street, Merchant.	200
陳澄石 227 Queen's Road Central, Merchant.	200
KAN TONG PO, 155 Queen's Road Central, Banker.	200
CHOW SHOUSON, by his Attorney, CHOW CHI NAM, 45C Robinson Road, Merchant.	200
簡英甫 105 Des Voeux Road Central, Merchant.	200
LI KOON CHUN, 81 Wing Lok Street, Merchant.	200
黃耀初 3 Bonham Strand West, Merchant.	200
莫晴江 Bonham Strand, Merchant.	200
Total Shares taken	1,800

Dated the 14th day of November, 1918.

WITNESS to all the above Signatures:

HERBERT W. LOOKER,
Solicitor,
Hong Kong.

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

TABLE A

Table A not to apply

1. No regulations set out in any schedule to any Ordinance concerning companies shall apply as regulations or articles of the Company.

INTERPRETATION

Interpretation

2. In these Articles unless the context otherwise requires:

"these Articles" means these Articles of Association in their present form or as from time to time altered;

"associate" shall have the meaning attributed to it in the Listing Rules;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present;

"Director" means a director from time to time of the Company;

"Executive Director" means the Chief Executive and any other Director for the time being appointed to an office with the Company pursuant to Article 85(D);

"the holder" in relation to any shares means the Member whose name is entered in the Register as the holder of such shares;

"Listing Rules" means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

"Member" means a member of the Company;

"Office" means the registered office of the Company;

"the Ordinance" means the Companies Ordinance and every other Ordinance incorporated therewith, or any Ordinance or Ordinances substituted therefor; and in case of any such substitution the references in these presents to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance or Ordinances;

"paid up" means paid up or credited as paid up;

"Recognised Clearing House" shall have the meaning ascribed thereto in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;

"Register" means the Register of Members of the Company;

"Seal" means the common seal of the Company or any official seal that the Company may be permitted to have under the Ordinance;

"Secretary" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary of the Company;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

references to writing shall include typewriting, printing, lithography, photography and other modes (including telex and facsimile transmission) of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Ordinance in force at the date when these Articles or any part thereof are adopted shall bear the same meaning in these Articles or such part (as the case may be) save that "company" shall where the context permits include any company or body incorporated in Hong Kong or elsewhere;

where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective; and

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

REGISTERED OFFICE

Registered office

3. The Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

SHARE RIGHTS

Issue of share

4A. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

Issue of subscription warrants

4B. The Board may issue warrants or other rights and grant options to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

Company to finance purchase of its own shares and warrants

5. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Companies Ordinance (Chapter 32) or any other applicable ordinance, statute, act or law from time to time to acquire shares and warrants in the Company or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares and warrants in the Company and should the Company acquire its own shares or warrants neither the Company nor the Directors shall be required to select the shares or warrants to be acquired rateably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules, codes or regulations issued by the Stock Exchange, the Securities and Futures Commission or any other relevant regulatory authorities from time to time.

MODIFICATION OF RIGHTS

How special rights of shares may be varied

6. Subject to the Ordinance, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. To any such separate general meeting all the provisions of these Articles as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be one or more persons holding or representing by proxy not less than one-third of the issued shares of the class, that

every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Creation or issue of further shares of same class

7. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

Shares at disposal of Board

8. (A) Subject to the provisions of the Ordinance and these Articles, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

(B) Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is, liable to be redeemed.

Power to pay commission

9. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Ordinance.

Exclusion of equities

10. Except as ordered by a Court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

Certificates to be issued

11. Every person whose name is entered as a holder of any shares in the Register shall be entitled, without payment, to receive within 10 business days or such other period as specified by the Stock Exchange from time to time in the Listing Rules after allotment or lodgment of a transfer to him of the shares in respect of which he is so registered (or within such other period as the terms of issue shall provide) one

certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board may from time to time determine. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A Member who has transferred part of the shares comprised in his registered holding shall be entitled to a certificate for the balance without charge.

Replacement of certificates

12. If a share certificate is defaced worn out lost or destroyed it may, subject to the Ordinance, be replaced on payment of a fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) and on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and the reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, where it is defaced or worn out, after delivery of the old certificate to the Company.

Sealing of certificates

13. All forms of certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under a Seal which shall only be affixed with the authority of the Directors. The Board may also by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

LIEN

Company's lien on shares

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether presently or not) in respect of such share. The Company's lien on a share shall extend to all dividends and distributions payable thereon. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

Sale by Company of shares on which payment overdue

15. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

16. The net proceeds, after payment of the costs, of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the person who is the holder of the share immediately before the sale of such share. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

Board may make calls

17. The Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Company serving upon him at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Instalments

18. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

Liability of joint holders

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

Interest on overdue sums

20. If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

Amounts deemed to be due in respect of calls

21. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of

the nominal amount of the share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation between calls

22. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payments in advance of call

23. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as may be agreed upon between the Board and the Member paying such sum in advance, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. The Board may at any time repay the amount so advanced upon giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

Indemnity against claims in respect of shares

23A. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any Member or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Member by the Company or in respect of any such shares or for or on account or in respect of any Member and whether in consequence of:

(a) the death of such Member;

(b) the non-payment of any income tax or other tax by such Member;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Member or by or out of his estate; or

(d) any other act or thing;

the Company in every such case:

(i) shall be fully indemnified by such Member or his executor or administrator from all liability arising by virtue of such law; and

(ii) may recover as a debt due from such Member or his executor or administrator (wherever constituted or residing) any monies paid by the Company under or in consequence of any such law, together with interest thereon at the rate of 15 per cent. per annum thereon from the date of payment by the Company to the date of repayment by such Member or his executor or administrator.

Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Member as aforesaid, his executor, administrator and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

FORFEITURE OF SHARES

Board may forfeit

24. If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Board may at any time serve a notice on the holder of such share requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

Notice of liability to forfeiture

25. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture shall include surrender.

Manner of forfeiture

26. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture

27. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

Forfeited share to be property of Company

28. A forefeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale,

re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board may think fit.

Remaining liability for payment

29. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at the rate fixed by the terms of issue of the shares or, if no such rate is fixed, at the rate of 15 per cent. per annum (or such lower rate as the Board may determine) from the date of forfeiture until payment and expenses of the Company that may have accrued by reason of such non-payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Extinction of interest and claims

29A. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Ordinance given or imposed in the case of past Members.

Evidence of forfeiture

30. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited on the date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

UNTRACEABLE SHAREHOLDERS

Sale in respect of untraceable shareholders

31. The Company may sell any shares in the Company if:

(*a*) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(*c*) the Company has caused an advertisement to be published in one leading English newspaper and one leading Chinese newspaper circulating in Hong Kong giving notice of its intention to sell such shares and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph(*c*) above and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

TRANSFER OF SHARES

Manner of transfer

32. Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

Execution of transfer

33. The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. The machine imprinted signature on an instrument of transfer may be accepted by the Company for the purpose of such transfer subject to any terms which the Company may impose. All instruments of transfer, when registered, may be retained by the Company.

Board may refuse to register transfer of share not fully paid

34. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share.

Further cases where Board may refuse to register

35. The Board may also decline to register any transfer unless:

(*a*) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(*b*) the instrument of transfer is in respect of only one class of share; and

(*c*) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

36. If the Board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

Fees

37A. A fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) may be charged by the Company for registering any transfer, or other document relating to or affecting the title to any share, or for otherwise making any entry in the Register relating to any share.

Closure of Register

37B. The Register may be closed during such time as the Board may think fit, not exceeding in the whole thirty days in each calendar year.

TRANSMISSION OF SHARES

Transmission on death of Member

38. In the case of the death of a Member the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Rights to be registered of persons entitled by operation of law to shares

39. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law may, subject as hereinafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an

instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

Dividend and voting rights of such persons

40. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or at any separate meeting of the holder of any class of shares in the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

INCREASE OF CAPITAL

Company may increase capital

41. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Company may direct that new shares be offered to existing Members

42. Subject to the Ordinance, the Company may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or may make any other provisions as to issue of the new shares.

New shares to be subject to provisions of Articles

43. The new shares shall be subject to all the provisions of these Articles with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATIONS OF CAPITAL

Company may alter capital

44. The Company may from time to time by ordinary resolution:

(*a*) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(*b*) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Ordinance) and so that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division one or more of the shares may have any such preferred or other special rights over, or may have such deferred or qualified rights or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or new shares;

(*c*) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled;

and may also by special resolution:

(*d*) subject to any confirmation or consent required by law, reduce its authorised and issued share capital or any capital redemption reserve or any share premium account in any manner.

Where any difficulty arises in regard to any consolidation and division under paragraph (*a*) of this Article, the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to or in accordance with the directions of the purchaser thereof. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

GENERAL MEETINGS

Annual general meetings to be held

45. The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Ordinance at such times and places as the Board shall appoint. Any general meeting of the Company other than an annual general meeting shall be called an extraordinary general meeting.

Board may convene extraordinary general meeting

46. The Board may, whenever it thinks fit, convene an extraordinary general meeting. An extraordinary general meeting shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Notice of meetings

47. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days' notice and a meeting other than an annual general meeting or a meeting called for the passing of a special resolution shall be called by not less than fourteen days' notice. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given in manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Article, it shall be deemed to have been duly called if it is so agreed:

(*a*) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(*b*) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Accidental omission to give notice

48. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

Postponement of general meeting

48A. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is provided to any Member trying to attend the meeting at the original time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given in such manner as the Board may in its absolute discretion determine. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is postponed in accordance with this Article, the instrument of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. The Board may (for the avoidance of doubt) also postpone any meeting which has been rearranged under this Article.

PROCEEDINGS AT GENERAL MEETINGS

Special business

49. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:

(*a*) the declaration and sanctioning of dividends;

(*b*) the consideration and adoption of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(*c*) the election of Directors in place of those retiring (upon expiration of his term or otherwise);

(*d*) the appointment of Auditors where special notice of the resolution for such appointment is not required by the Ordinance; and

(*e*) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the Auditors.

Quorum

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, ten Members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Dissolution or adjournment of inquorate meeting

51. If within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such other day (not being less than fourteen nor more than twenty-eight days thereafter) and at such other time or place as the chairman of the meeting may determine and at such adjourned meeting one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven days' notice in writing of any meeting adjourned through want of a quorum and such notice shall state that one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Directors may speak at general meetings

52. Each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares in the Company.

53. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

Chairman's right to adjourn

54. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

No notice of adjournment

55. Save as expressly provided by these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

Voting rights at general meetings

56. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands.

Show of hands and right to demand poll

57. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

(*a*) the chairman of the meeting; or

(*b*) at least five Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(*d*) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Method of poll

58. If a poll is duly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers (who need not be Members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Time of poll

59. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of meeting where poll demanded

60. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

Manner of voting on polls

61. On a poll votes may be given either personally or by proxy.

Votes on polls

62. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

Equality of votes

63. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote.

64. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

Votes of incapable Members

65. A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and such person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered at the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy) not later than the last time at which a valid instrument of proxy could be so delivered.

No vote in respect of partly-paid share

66. No Member shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Votes not counted

66A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

Vitiation by error

67. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXY AND CORPORATE REPRESENTATIVE

Execution of proxy

68A. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

Corporate representative

68B. Subject to Article 68C, any corporation which is a Member of the Company may in accordance with the Ordinance authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

Recognised Clearing House

68C. If a Member (or warrantholder) is, or is a nominee of, a Recognised Clearing House, it may authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting or any meeting of any class of Members (or warrantholders' meeting) provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares (or warrants) in respect of which each such person is so authorised. Each person so authorised will be entitled to exercise the same power on behalf of the Recognised Clearing House or its nominee as that clearing house or its nominee could exercise if it were an individual Member (or warrantholder) of the Company.

Proxy need not be Member

69. A proxy need not be a Member.

Delivery of proxy

70. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the Office (or at such other place in Hong Kong as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

Form of proxy

71. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with any posted or delivered notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

71A. The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, instruments of proxy (reply-paid or otherwise) to Members for use at any general meeting(s) or at any separate meeting(s) of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall subject to Article 48 be issued to all (and not some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.

Authority of proxy

72. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of such determination was received by the Company at the Office (or such other place in Hong Kong as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) one hour at least before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

Proxy can demand poll, vote, etc.

72A. An instrument of proxy shall be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit and to speak at the meeting.

Validity not affected

72B. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

NUMBER OF DIRECTORS

Number of Directors

73. Unless and until otherwise determined by ordinary resolution of the Company, the Directors shall be not less than five in number.

Company may appoint Directors

74. Subject to the provisions of these Articles and the Ordinance, the Company may by ordinary resolution elect any person to be a Director.

Terms of elected Directors

74A. Subject to any express terms to the contrary in the relevant resolution for appointing any Director under Article 74, any Director so elected by the Company shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Company held in the third year following the year of his appointment and for the avoidance of doubt, on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment.

Board may appoint Directors

75. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director. Any Director so appointed by the Board shall hold office only until the next following general meeting and shall then be eligible for re-election.

Removal of Director by Company

76. The Company may by ordinary resolution remove any Director before the expiration of his period of office and may (subject to these Articles) by ordinary resolution appoint another person in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

Eligibility for election as Director at general meeting

77. No person other than a retiring Director shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by a Member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected and the minimum length of the period, during which such notice(s) is/are given, shall be at least 7 days and that the period for lodgement of such notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

DISQUALIFICATION OF DIRECTORS

Disqualification of Directors

78. Without prejudice to the provisions for retirement contained in these Articles, the office of a Director shall be vacated in any of the events following, namely:

(*a*) if by notice in writing delivered to the Office or tendered at a meeting of the Board his resignation is requested by all of the other Directors;

(*b*) if (not being an Executive Director whose contract precludes resignation) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

(*c*) if he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(*d*) if, without leave, he is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(*e*) if he becomes bankrupt or compounds with his creditors;

(*f*) if he is prohibited by law from being a Director;

(*g*) if he ceases to be a Director by virtue of the Ordinance or is removed from office pursuant to these Articles.

No shareholding qualification

79. No shareholding qualification for Directors shall be required.

RETIREMENT OF DIRECTORS

Retirement of Directors

80. A Director retiring at a meeting shall retain office until the close of the meeting.

81. *(Deleted by Special Resolution on 07/04/2006)*

Eligibility for re-election

82. A retiring Director shall be eligible for re-election.

Deemed re-election

83. Subject to the provisions of these Articles, the Company at the meeting at which a Director retires upon expiration of his term may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

84. *(Deleted by Special Resolution on 25/03/2003)*

CHIEF EXECUTIVE AND DIRECTORS

Power of Board to appoint Directors to executive offices

85. (A) The Board may from time to time appoint one or more of its body to be Chief Executive(s) of the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

(B) Subject to any express directions of the Board, the Chief Executive(s) shall have the authority for implementing the policies of the Company as determined by the Board and shall have the general supervision of its operations.

(C) In addition to the foregoing, the Board may entrust to and confer upon the Chief Executive(s) any other powers exercisable by it upon such terms and conditions and with such restrictions as it may think fit, and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of such revocation shall be affected thereby.

(D) In addition to the foregoing, the Board may from time to time appoint one or more of its body to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

Remuneration of Executive Directors

86. The Chief Executive(s) and any other Executive Director shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

REMUNERATION AND EXPENSES

Directors' fees

87. Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board.

Expenses of Directors

88. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of

the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides outside the jurisdiction in which he normally resides for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

DIRECTORS' INTERESTS

Directors' interests

89. (A) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested, and shall not be liable to account to the Company or the Members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof).

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that (*a*) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (*b*) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by these Articles, a Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation thereto) any resolution of the Board approving any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that, the Director and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he or his associates may benefit; or

(b) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(I) A company shall be deemed to be a company in which a Director (together with any of his associates) owns 5 per cent. or more if and so long as (but only if and so long as) he (together with any of his associates) is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director (together with any of his associates) holds 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of a Director's interest or that of his associate(s) or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman or that of his associate(s) to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director and/or his associate(s) concerned (or, as appropriate, the Chairman and/or his associate(s)) as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.

(2) The Company may by resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

POWERS AND DUTIES OF THE BOARD

Board to manage business of Company

90. The business of the Company shall be managed by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Ordinance or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Ordinance and of these Articles and to such regulations, being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

Board's power to borrow

91. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Ordinance, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Board may make provision for employees or ex-employees

92. The Board may by resolution exercise any power conferred by the Ordinance to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

Board may establish agencies

93. The Board may establish any boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such boards, may appoint any managers or agents (and in particular, but without limitation, may appoint any company, firm or person to be the Company's investment manager), and may in each case fix their remuneration. The Board may delegate to any such board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board, with power to sub-delegate, and may authorise the members of any such board or any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

94. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Powers of Company with respect to official seals

95. The Company may exercise all the powers conferred by the Ordinance with regard to having official seals, and such powers shall be vested in the Board.

Overseas registers

96. Subject to the provisions of the Ordinance, the Company may keep an overseas or local or other register in any place, and the Board may make and vary such regulations as it may think fit respecting the keeping of any such register.

Execution of cheques etc.

97. All cheque, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

Board to keep minutes

98. The Board shall cause minutes or records to be made in books provided for the purposes:

(*a*) of the names of the Directors present at each meeting of the Board or committee of the Board; and

(*b*) of all resolutions and proceedings at all meetings of the Company and of the holders of any class of shares in the Company and of the Board and of any committee of the Board.

Chairman to sign minute

98A. Any such minute if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting of the Company or the Board or the committee of the Board (as the case may be) shall be sufficient evidence of the proceedings thereat and until the contrary is proved every meeting of the Company or of the Board or of a committee of the Board in respect of the proceedings whereat minutes have been so made shall be deemed to have been duly convened and held and all resolutions and proceedings stated in the said minutes to have been passed and held thereat shall be deemed to have been duly passed and held.

And may grant pensions

99. The Board on behalf of the Company may exercise all the powers of the Company to grant pensions, annuities or other allowances and benefits in favour of any person including any Director or former Director or the relations, connections or dependants of any Director or former Director provided that no pension, annuity or other allowance or benefit (except such as may be provided for by any other Article) shall be granted to a Director or former Director who has not been an Executive Director or held any other office or place of profit under the Company or any of its subsidiaries or to a person who has no claim on the Company except as a relation, connection or dependant of a Director or former Director without the approval of an ordinary resolution of the Company. A Director or former Director shall not be accountable to the Company or the Members for any benefit of any kind conferred under or pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

PROCEEDINGS OF THE BOARD

Meetings of Board and voting

100. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting.

Notice of Board meetings

101. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him either in writing or by word of mouth or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent to him in such manner as described above, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

Quorum at Board meetings

102. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be four. A meeting of the Directors may be held by means of telephone or videoconferencing or any other electronic means provided that all participants are thereby able to communicate immediately by voice with all other participants. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

Continuing Directors to act

103. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

Chairman of Board meetings

104. The Board may elect a Chairman and one or more Deputy Chairmen of its meetings and determine the period for which they are respectively to hold such office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor any Deputy Chairman is present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

Competence of Board meetings

105. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

Power to delegate to committees

106. The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such Directors of the Company and such other persons for such time on such terms and subject to such conditions as it thinks fit. The Board may confer such powers either concurrently with, or to the exclusion of and in substitution for, all of the powers of the Board in that respect and may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

Powers of committees

106A. All acts done by such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors.

Proceedings of committees

107. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

Resolution in writing

108. A resolution in writing signed by all the Directors or by all the members of a committee for the time being entitled to receive notice of a meeting of the Board or, as the case may be, of such committee (provided that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee concerned. A copy of a resolution signed and sent by a Director by telex or cable or facsimile shall be deemed to be a document signed by him for the purposes of this Article.

Provided that this Article shall not apply in relation to any contract or arrangement (not being one of the types specified in Article 89(H)) in which a Director or Directors are interested, unless the number of Directors signing the resolution who are not interested in the contract or arrangement would have constituted a quorum of Directors if a meeting had been held for the purpose of considering the contract or arrangement.

Validity of acts

109. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

SECRETARY

Board to appoint Secretary

110. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board.

Dual function regulated

111. A provision of the Ordinance or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

SEALS

Use of seals

112. The Board shall provide for the custody of every Seal. A Seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which the common seal is affixed shall be signed by two Directors or by a Director and the

Secretary (or some other person appointed by the Board) or by two other persons appointed by the Board. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

DIVIDENDS AND OTHER PAYMENTS

Company may declare dividends

113. Subject to the Ordinance and as hereinafter set out, the Company in general meeting may from time to time declare dividends to be paid to the Members according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board.

Apportionment of dividends

114. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(*a*) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(*b*) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Board may pay interim dividends

115. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the position of the Company; the Board may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such position, in the opinion of the Board, justifies such payment. If the share capital is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Deduction in respect of calls

116. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

Dividends not to bear interest

117. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

Option between cash and shares on dividends

118. (A) In respect of any dividend proposed to be paid or declared by the Board or by the Company in general meeting, the Board may propose and announce prior to or contemporaneously with the payment or declaration of such dividend:

(i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up provided that Members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including any share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank pari passu in all respects with the shares then in issue save only as regards participation:

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distribution, bonus or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) and (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of the Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled or are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into, on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to Members to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any Members with registered addresses in any particular territory or territories where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such determination.

Manner of payment of dividends

119. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by direct debit, bank transfer or other automated system of bank transfer, cheque or warrant, and in the case of a cheque or warrant, the same be, sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Cease to send dividends

120A. The Company may in its absolute discretion cease to send dividend cheques or dividend warrants to any holders of shares where any dividend cheque or dividend warrant, having been posted in the manner specified in these Articles:

(i) is returned to the Company undelivered; or

(ii) has been left uncashed on two consecutive occasions;

Any future entitlement to dividends of the person or persons concerned shall be treated as an unclaimed dividend and dealt with in accordance with the provisions of these Articles.

Unclaimed dividends

120B. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

121. Any general meeting declaring a dividend may by ordinary resolution, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, and the Board shall give effect to such direction, and where any difficulty arises in regard to such distribution the Board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value of distribution purposes of any such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

Board may set aside reserves

122. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

Capitalisation issues

123. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

Board to settle fractional entitlements

124. Where any difficulty arises in regard to any distribution under the last preceding Article the Board may settle the same as it thinks expedient and in particular may

issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

Board may fix record date

125. Notwithstanding any other provision of these Articles the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

Board to cause accounts to be kept

126. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Ordinance.

Where accounts to be kept

127. The accounting records shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Board may think fit and shall always be open to inspection by the officers of the Company. No Member (other than an officer of the Company) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board.

Distribution of accounts

128. (A) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to Members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Stock Exchange.

(B) Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every Member and debenture holder of the Company, or in the case of a joint holding to the Member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(C) Where a Member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such Member or debenture holder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above.

(D) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

AUDIT

Auditors to be appointed

129. Auditors shall be appointed and their duties regulated in accordance with the Ordinance.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Service by post or advertisement

130. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a Member at his registered address as appearing in the Register or in the case of another entitled person (as defined in the Ordinance), to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by publishing it on a computer network.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

Time of service

131. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the entitled person may have access.

Manner of service

131A. (A) The signature to any notice or document by the Company may be written, typed, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 128 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

Sufficient service

132. Any notice or other document served on or delivered to any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless before the day of posting (or if it is not sent by post before the day of service or delivery) of the notice or document, his name has been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

Deemed receipt of notice

132A. Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was convened.

Transferee bound by notice given to transferor

132B. Every person who, by operation of law, transfer or by any other means becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy various documents

133. The Company may destroy:

(*a*) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(*b*) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate variation cancellation or notification was recorded by the Company;

(*c*) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(*d*) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include references to its disposal in any manner.

Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (d) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

WINDING UP

Distribution in specie on liquidation

134. If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity

135. (A) Every Director, Executive Director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court.

(B) The Company may purchase and maintain insurance for the benefit of the Company and/or any related company and/or of any Director, Executive Director, manager, secretary or officer of the Company against:

(a) (in the case of the Company and/or any related company) any loss, damage, liability and claim which it may suffer or sustain in connection with any breach by the Directors (and/or other officers and/or other persons) or any of them of their duties to the Company;

(b) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(c) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article 135(B), "related company" means any company that is the Company's subsidiary or holding company or a subsidiary of that holding company.

POWERS AND DUTIES OF THE BOARD

PROCEEDINGS OF THE BOARD

SECRETARY

SEALS

DIVIDENDS AND OTHER PAYMENTS

RESERVES

CAPITALISATION OF PROFITS

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Bank of East Asia, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, a licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

NOTICE OF ANNUAL GENERAL MEETING, RE-ELECTION OF DIRECTORS, AMENDMENTS TO ARTICLES OF ASSOCIATION AND GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

The notice of Annual General Meeting of The Bank of East Asia, Limited to be held at the Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway Road, Hong Kong on Thursday, 17th April, 2008 at 10:30 a.m. ("2008 AGM") is set out on pages 2 to 4 of this circular.

Whether or not you are able to attend the 2008 AGM, please complete the accompanying Proxy Form in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the 2008 AGM. Completion and delivery of the Proxy Form will not preclude you from attending and voting at the 2008 AGM should you so wish.

19th March, 2008

CONTENTS

Accompanying documents:

(i) Annual Report 2007

(ii) Proxy Form

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"2008 AGM"	an annual general meeting of the Bank to be held at the Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway Road, Hong Kong on Thursday, 17th April, 2008 at 10:30 a.m. or any adjournment thereof;
"Articles of Association"	the articles of association from time to time adopted by the Bank;
"Auditors"	the auditors for the time being of the Bank;
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong with limited liability;
"Board"	the board of Directors or a duly authorised committee thereof;
"Directors"	includes any person who occupies the position of a director, by whatever name called, of the Bank or otherwise as the context may require;
"Hong Kong"	Hong Kong Special Administrative Region of The People's Republic of China;
"Latest Practicable Date"	12th March, 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended, supplemented or otherwise modified from time to time;
"Notice of Annual General Meeting"	the notice convening the 2008 AGM as set out on pages 2 to 4 of this circular;
"Ordinance" or "Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shareholders"	holders of Shares;
"Share(s)"	fully paid ordinary shares of HK$2.50 each of the Bank (or such other nominal amount prevailing from time to time);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers.

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Notice of Eighty-Ninth Annual General Meeting

NOTICE IS HEREBY GIVEN that the Eighty-ninth Annual General Meeting of the members of the Bank will be held in the Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway Road, Hong Kong on Thursday, 17th April, 2008 at 10:30 a.m. for the following purposes:

1. To consider and adopt the Audited Accounts and the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2007;

2. To declare a final dividend of HK$1.18 per share (with scrip option) for the year ended 31st December, 2007;

3. To re-elect Directors:

   (a) Mr. Joseph PANG Yuk-wing
   (b) Mr. Thomas KWOK Ping-kwong
   (c) Mr. Richard LI Tzar-kai
   (d) Mr. TAN Man-kou
   (e) Professor Arthur LI Kwok-cheung
   (f) Mr. KUOK Khoon-ean
   (g) Mr. William DOO Wai-hoi

4. To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Special Resolution

5. "THAT the Articles of Association be and are hereby amended as follows:

   (a) the existing Article 8 be re-designated as sub-clause (A) of Article 8; and

   (b) the following new sub-clause (B) be inserted immediately after the re-designated sub-clause (A) of Article 8:

      '(B) Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is, liable to be redeemed.'."

Ordinary Resolutions

6. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution, otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 19th March, 2008

Notes:

(a) For the purpose of determining Shareholders who qualify for final dividend, the Register of Members of the Bank will be closed from Tuesday, 25th March, 2008 to Wednesday, 26th March, 2008, both days inclusive. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Thursday, 20th March, 2008.

(b) For the purpose of determining Shareholders who are entitled to attend and vote at the 2008 AGM, the Register of Members of the Bank will be closed from Wednesday, 16th April, 2008 to Thursday, 17th April, 2008, both days inclusive. In order to qualify for attending and voting at the 2008 AGM, all transfer documents should be lodged for registration with Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Tuesday, 15th April, 2008.

(c) For good corporate governance practice, the Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the Meeting be voted on by poll.

(d) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.

(e) The Memorandum and Articles of Association of the Bank is written in English. The Chinese version of the Resolution as set out in item 5 above on amendments of Articles of Association is a translation for reference only. Should there be any discrepancies, the English version will prevail.

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Registered Office:
10 Des Voeux Road Central
Hong Kong

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman & Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Professor Arthur LI Kwok-cheung
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming
Mr. KUOK Khoon-ean
Mr. William DOO Wai-hoi

To the Shareholders

19th March, 2008

Dear Sir or Madam,

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2008 AGM and explanation in connection with the matters to be dealt with at the 2008 AGM. For good corporate governance practice, I would direct that each of the resolutions set out in the notice of the 2008 AGM be voted on by poll.

A notice convening the 2008 AGM is set out on pages 2 to 4 of this circular.

The procedure by which Shareholders may demand a poll at any general meeting of the Bank is set out in Appendix 1 to this circular.

A proxy form for use at the 2008 AGM is enclosed. Whether or not you are able to attend the 2008 AGM, please complete the accompanying Proxy Form in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the 2008 AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2008 AGM should you so wish.

RESOLUTION (1) — ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORT OF THE DIRECTORS AND THE INDEPENDENT AUDITOR'S REPORT

Annual Report 2007 incorporating the audited accounts, the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2007 was sent together with this circular to Shareholders on the same date. The audited accounts have been reviewed by the Audit Committee.

RESOLUTION (2) — DECLARATION OF FINAL DIVIDEND WITH SCRIP OPTION

The Board has recommended a final dividend of HK$1.18 per share for the year 2007 in cash with an option to receive new, fully paid Shares in lieu of cash.

The Register of Members will be closed from Tuesday, 25th March, 2008 to Wednesday, 26th March, 2008. In order to qualify for the proposed final dividend, all transfer documents should be lodged for registration with Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. on Thursday, 20th March, 2008.

A circular containing details of scrip dividend scheme and the election form will be sent to Shareholders on or about Wednesday, 26th March, 2008.

Subject to the passing of Resolution (2), such final dividend will be paid on or about Friday, 18th April, 2008. The scrip dividend scheme is also conditional upon the Listing Committee of the Stock Exchange granting approval to the listing of and permission to deal in the new Shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Friday, 18th April, 2008.

RESOLUTION (3) — RE-ELECTION OF DIRECTORS

In accordance with Articles 74A, 80, and 82 of the Articles of Association, Mr. Joseph PANG Yuk-wing, Mr. Thomas KWOK Ping-kwong, Mr. Richard LI Tzar-kai and Mr. TAN Man-kou will retire at the 2008 AGM and, being eligible, offer themselves for re-election. In accordance with Article 75 of the Articles of Association, Professor Arthur LI Kwok-cheung, Mr. KUOK Khoon-ean and Mr. William DOO Wai-hoi who were appointed on 10th January, 2008 will retire at the 2008 AGM and, being eligible, offers themselves for re-election. Details of the Directors who are proposed to be re-elected at the 2008 AGM are set out in Appendix 2 to this circular.

The re-appointment of Directors has been reviewed by the Nomination Committee which made recommendation to the Board that the re-election be proposed for Shareholders' approval at the 2008 AGM. The Nomination Committee has also assessed the independence of all the Bank's Independent Non-executive Directors including those to be re-elected at the 2008 AGM.

RESOLUTION (4) — RE-APPOINTMENT OF AUDITORS

The Board (which agreed to the view of the Audit Committee) recommended that, subject to the approval of Shareholders at the 2008 AGM, KPMG be re-appointed as the external auditors of the Bank for 2008.

RESOLUTION (5) — AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Pursuant to the requirement under the Companies Ordinance, the authorisation to issue redeemable preference shares must be contained in the articles of association. The proposed amendment, if approved, will give a power to the Bank to issue preference shares that are redeemable. Such power is considered desirable, as it will provide flexibility to the Bank in issuing redeemable preference shares should the Bank consider it appropriate in line with the terms of similar market products. In addition, the issue of redeemable preference shares will provide flexibility to the Bank to better manage its capital structure should future issuance of preference shares be considered appropriate.

Should the proposed amendment be approved by the Shareholders, any future issue of redeemable preference shares will be subject to further approval by the Shareholders.

Details of the proposed amendment to the Articles of Association are set out in Appendix 3 to this circular.

RESOLUTIONS (6), (7) AND (8) — GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Bank held on 12th April, 2007, approval was given by Shareholders for the granting of, inter alia, the general mandates to the Directors (i) to allot, issue and otherwise deal with Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank; and (ii) to repurchase Shares on the Stock Exchange up to 10% of the aggregate nominal amount of the issued share capital of the Bank, as at the date of passing the relevant resolutions. In accordance with the terms of the approval, these general mandates will shortly expire on 17th April, 2008 upon the conclusion of the 2008 AGM. To keep in line with the current corporate practice, the grant of fresh general mandates for the same purpose is being sought from Shareholders and the ordinary resolutions to grant these mandates to the Directors will be proposed at the 2008 AGM.

Based on the 1,654,422,205 Shares in issue as at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Bank after the Latest Practicable Date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the mandate to issue a maximum of 165,442,220 Shares.

The Explanatory Statement required by the Listing Rules to be sent to Shareholders in connection with the proposed share repurchase resolution is set out in Appendix 4 to this circular.

Conditional upon the passing of the Resolutions (6) and (7), an ordinary resolution to authorise the Directors to exercise the powers to allot, issue and dispose of additional Shares of the Bank under the general mandate to issue shares in respect of the aggregate nominal amount of the share capital in the Bank repurchased by the Bank will also be proposed for approval by Shareholders at the 2008 AGM.

RECOMMENDATION

Your Directors consider that the above proposals are in the interests of the Bank and its Shareholders and accordingly recommend that all Shareholders vote in favour of the resolutions to be proposed at the 2008 AGM.

Yours faithfully,
David LI Kwok-po
Chairman & Chief Executive

Article 57 of the Articles of Association sets out the procedure by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

The following are the particulars of the seven Directors proposed to be re-elected at the 2008 AGM:

1. **Mr. Joseph PANG Yuk-wing,** *BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP*
   Executive Director & Deputy Chief Executive

   Mr. Pang, aged 59, joined the Bank in 1973. He was appointed Alternate Chief Executive in 1991 and was promoted to General Manager in 1992. He was further promoted to Deputy Chief Executive and was appointed a Director in 1995. He assists the Chief Executive in the overall management and control of the Group. Mr. Pang is also a director of various members of the Bank Group. He is also the Chairman and a Member of various Committees appointed by the Board.

   Mr. Pang is the Vice President of the Hong Kong Institute of Bankers. He is a panel member of the Securities and Futures Appeals Tribunal, a Lay Observer of Independent Police Complaints Council Observers Scheme and a Trustee of the Retirement Schemes of The University of Hong Kong.

   Mr. Pang has not held any directorship in other listed public companies during the last three years.

   Mr. Pang has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Pang shall retire as a Director at the 2008 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Pang receives a director's fee of HK$200,000 per annum.

   Mr. Pang is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

   As at the Latest Practicable Date, Mr. Pang is interested in 1,000,000 (0.06%) Shares within the meaning of Part XV of the SFO, in addition to the share options being granted to him to subscribe for 2,500,000 Shares pursuant to the Staff Share Option Scheme of the Bank.

   There is no information relating to Mr. Pang that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

   Save as disclosed herein, there are no other matters relating to Mr. Pang's re-election that need to be brought to the attention of the Shareholders of the Bank.

2. **Mr. Thomas KWOK Ping-kwong,** *SBS, MSc (Bus Adm), BSc (Eng), FCPA, JP*
Independent Non-executive Director, Member of the Audit Committee and the Remuneration Committee

Mr. Kwok, aged 56, was appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of SUNeVision Holdings Limited. Save as disclosed, he has not held any directorship in other listed public companies during the last three years.

Mr. Kwok is the Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, Construction Industry Council, the Council for Sustainable Development and the Commission on Strategic Development. He is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

In the past, he served as a Member of the Economic and Employment Council, the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board and the General Chamber of Commerce Industrial Affairs Committee. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a Council Member of the Hong Kong Construction Association.

He previously served as a Board member of the Community Chest of Hong Kong and as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Save as disclosed above, Mr. Kwok does not hold any position with the Bank or with other members of the Bank Group. Mr. Kwok has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Kwok shall retire as a Director at the 2008 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Kwok receives a director's fee of HK$200,000, an Audit Committee member's fee of HK$60,000 and a Remuneration Committee member's fee of HK$30,000 per annum.

Mr. Kwok is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Kwok is not interested in any Shares within the meaning of Part XV of the SFO.

There is no information relating to Mr. Kwok that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to Mr. Kwok's re-election that need to be brought to the attention of the Shareholders of the Bank.

3. **Mr. Richard LI Tzar-kai**
Non-executive Director

Mr. Li, aged 41, was appointed a Director in 2001. Mr. Li is the Chairman of PCCW Limited, one of Asia's leading companies in Information and Communications Technologies (ICT). He is also the Chairman and Chief Executive of the Pacific Century Group, the Chairman of Pacific Century Premium Developments Limited and Singapore-based Pacific Century Regional Developments Limited. He is a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, D.C. and a member of the Global Information Infrastructure Commission. Mr. Li is also a Council Member of The Chinese University of Hong Kong. Save as disclosed above, Mr. Li has not held any directorship in other listed public companies during the last three years.

Save as disclosed, Mr. Li does not hold any position with the Bank or with other members of the Bank Group. Mr. Li has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Li shall retire as a Director at the 2008 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Li receives a director's fee of HK$200,000 per annum.

Mr. Li is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Li is not interested in any Shares within the meaning of Part XV of the SFO.

There is no information relating to Mr. Li that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to Mr. Li's re-election that need to be brought to the attention of the Shareholders of the Bank.

4. **Mr. TAN Man-kou,** *FCPA, FCA*
Independent Non-executive Director and Member of the Audit Committee

Mr. Tan, aged 72, was appointed a Director in 2004. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Tan, who has over 30 years of public accounting experience, was until 2002 a partner with Deloitte Touche Tohmatsu. As a partner, he was responsible for leading Deloitte's professional services in the areas of audit, tax, corporate finance, insolvency and listings. He had client responsibilities in China, Hong Kong, Europe and the United States.

Mr. Tan is a member of the Chinese People's Political Consultative Conference. He was a member of the Selection Committee of the Hong Kong Special Administrative Region. Mr. Tan is active in public service, and has been a member, an honorary treasurer, and a chairman of the Hong Kong Housing Society over the course of more than 20 years. He also served as a member of the Airport Consultative Committee.

Mr. Tan is an Independent Non-executive Director of China Foods Limited and Harbour Centre Development Limited. Save as disclosed above, Mr. Tan has not held any directorship in other listed public companies during the last three years.

Save as disclosed, Mr. Tan does not hold any position with the Bank or with other members of the Bank Group. Mr. Tan has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Tan shall retire as a Director at the 2008 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Tan receives a director's fee of HK$200,000 and an Audit Committee member's fee of HK$60,000 per annum.

Mr. Tan is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Tan is not interested in any Shares within the meaning of Part XV of the SFO.

There is no information relating to Mr. Tan that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to Mr. Tan's re-election that need to be brought to the attention of the Shareholders of the Bank.

5. **Professor Arthur LI Kwok-cheung,** *GBS, MA, MD, M.B.B.Chir (Cantab), DSc (Hon), DLitt (Hon), Hon DSc (Med), LLD (Hon), Hon Doc (Soka), FRCS (Eng & Edin), FRACS, Hon FACS, Hon FRCS (Glasg & I), Hon FRSM, Hon FPCS, Hon FCSHK, Hon FRCP (Lond), JP*
Non-executive Director

Professor Li, aged 62, was a Director of the Bank (1995-2002) and was re-appointed a Director in January 2008. He was the Secretary for Education and Manpower of the Government of HKSAR and a Member of the Executive Council (2002-June 2007). Before these appointments, he was the Vice Chancellor of the Chinese University of Hong Kong (1996-2002) and was the Chairman of Department of Surgery and the Dean of Faculty of Medicine of the Chinese University of Hong Kong.

Professor Li was a non-executive director of China Mobile (Hong Kong) Limited, a director of Glaxo-Wellcome Plc., an independent non-executive director of Henderson Cyber Limited, a non-executive director of The Wharf (Holdings) Limited, and the Non-executive Chairman of the Board of Corus Hotels plc (formerly Corus and Regal Hotel Group plc). Professor Li has not held any directorship in other listed public companies during the last three years.

Professor Li had held many important positions in various social service organisations, medical associations, and educational bodies, including the Education Commission, Committee on Science and Technology, the Hospital Authority, the Hong Kong Medical Council, the University Grants Committee, the College of Surgeons of Hong Kong, and the United Christian Medical Services Board. He was a member of the Board of Directors of the Hong Kong Science and Technology Parks Corporation and the Hong Kong Applied Science and Technology Research Institute, and Vice President of the Association of University Presidents of China. He was a Hong Kong Affairs Adviser to China.

Save as disclosed, Professor Li does not hold any position with the Bank or with other members of the Bank Group. Professor Li has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Professor Li shall retire as a Director at the 2008 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. Professor Li receives a director's fee of HK$200,000 per annum.

Professor Li is the brother of Dr. The Hon. Sir David LI Kwok-po, Chairman & Chief Executive of the Bank, and the nephew of Dr. LI Fook-wo and Mr. Eric LI Fook-chuen, both are Non-executive Directors of the Bank. He is also the cousin of Mr. Aubrey LI Kwok-sing and Mr. Stephen Charles LI Kwok-sze, both are Non-executive Directors of the Bank. Except as disclosed, Professor Li is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Professor Li is interested in 20,490,814 (1.24%) Shares within the meaning of Part XV of the Securities and Futures Ordinance. Of these 20,490,814 Shares, (i) Professor Li is the beneficial owner of 8,556,299 (0.52%) Shares; and (ii) 11,934,515 (0.72%) Shares are held by a discretionary trust of which Professor Li is the founder but he has no influence on how the trustee exercises his discretion. Disclosure of these 11,934,515 Shares is made on a voluntary basis.

There is no information relating to Professor Li that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to Professor Li's re-election that need to be brought to the attention of the Shareholders of the Bank.

6. **Mr. KUOK Khoon-ean**
Independent Non-executive Director and Member of the Audit Committee

Mr. Kuok, aged 52, was appointed a Director in January 2008. He is currently the executive chairman of SCMP Group Limited, a director of Kerry Group Limited and Kerry Holdings Limited. Mr. Kuok is also a director of Wilmar International Limited listed in Singapore and a director of The Post Publishing Public Company Limited listed in Thailand. Mr. Kuok was an independent non-executive director of Phoenix Satellite Television Holdings Limited. Save as disclosed above, Mr. Kuok has not held any directorship in other listed public companies during the last three years.

Mr. Kuok is a council member of The Hong Kong University of Science and Technology and a trustee of Singapore Management University. Mr. Kuok is a graduate in Economics from the Nottingham University, U.K.

Save as disclosed, Mr. Kuok does not hold any position with the Bank or with other members of the Bank Group. Mr. Kuok has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Kuok shall retire as a Director at the 2008 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Kuok receives a director's fee of HK$200,000 and an Audit Committee member's fee of HK$60,000 per annum.

Mr. Kuok is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Kuok is not interested in any Shares within the meaning of Part XV of the SFO.

There is no information relating to Mr. Kuok that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to Mr. Kuok's re-election that need to be brought to the attention of the Shareholders of the Bank.

7. **Mr. William DOO Wai-hoi,** *BSc, MSc, G.G., JP*
Independent Non-executive Director and Member of the Audit Committee

Mr. Doo, aged 63, was appointed a Director in January 2008. He is currently the vice-chairman of New World China Land Limited, the deputy chairman of NWS Holdings Limited and Taifook Securities Group Limited. He is an executive director of Lifestyle International Holdings Limited, a director of New World Hotels (Holdings) Limited and Fung Seng Diamond Company Limited. He was an executive director of New World Mobile Holdings Ltd. Save as disclosed above, Mr. Doo has not held any directorship in other listed public companies during the last three years.

Mr. Doo is a member of the Executive Committee of the Eleventh Chinese People's Political Consultative Conference in Shanghai and the Convener of the Shanghai Committee in Hong Kong. He is a Governor of the Canadian Chamber of Commerce in Hong Kong and the Honorary Consul of the Kingdom of Morocco in Hong Kong. Mr. Doo holds a Degree of Bachelor of Science from the University of Toronto, Canada and a Master Degree in Science from the University of California, U.S.A. He also holds a Diploma of Graduate Gemologist from the Gemologist Institute of America.

Mr. Doo is an independent non-executive director of Blue Cross (Asia-Pacific) Insurance Limited, a wholly-owned subsidiary of the Bank. Save as disclosed, Mr. Doo does not hold any position with the Bank or with other members of the Bank Group. Mr. Doo has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Doo shall retire as a Director at the 2008 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. Mr. Doo receives a director's fee of HK$200,000 and an Audit Committee member's fee of HK$60,000 per annum.

Mr. Doo is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Doo is not interested in any Shares within the meaning of Part XV of the SFO.

There is no information relating to Mr. Doo that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to Mr. Doo's re-election that need to be brought to the attention of the Shareholders of the Bank.

This appendix sets out the proposed amendments, as marked up for ease of reference, to the Articles of Association, as follows:

Article 8 – Shares at disposal of Board

8. (A) Subject to the provisions of the Ordinance of these Articles, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

(B) Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is, liable to be redeemed.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

(i) At the 2008 AGM a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up Shares representing up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of passing the resolution (the "Repurchase Mandate"). Based on the 1,654,422,205 Shares in issue as at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Bank after the Latest Practicable Date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the Repurchase Mandate to repurchase a maximum of 165,442,220 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those Shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by Shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a Shareholder's proportionate interest in the voting rights of the Bank increases, such increase will be treated as an acquisition of voting rights for purpose of the Takeover Code. As a result, a Shareholder, or group of Shareholders acting in concert, would obtain or consolidate control of the Bank and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, the Bank does not have a substantial shareholder (as defined in the Listing Rules).

However, the Directors are not aware of any consequence which would arise under the Takeover Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this circular.

(ix) No connected persons (as defined in the Listing Rules) of the Bank have notified it of a present intention to sell Shares to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by Shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:

			Highest	**Lowest**
			HK$	*HK$*
2007	:	March	45.55	40.10
		April	49.05	45.35
		May	48.85	45.20
		June	46.75	43.65
		July	47.70	43.85
		August	49.60	38.00
		September	45.60	42.00
		October	52.95	43.00
		November	53.50	45.20
		December	61.00	46.50
2008	:	January	54.45	40.05
		February	45.30	40.00

Company Number: 255

THE COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION AND ORDINARY RESOLUTIONS

OF

THE BANK OF EAST ASIA, LIMITED

東亞銀行有限公司

Passed on the 17th day of April, 2008

At the Annual General Meeting of the Members of The Bank of East Asia, Limited duly convened and held in the Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway Road, Hong Kong on Thursday, 17th April, 2008 at 10:30 a.m., the following resolution 1 was passed as a Special Resolution and resolutions 2, 3 and 4 were passed as Ordinary Resolutions:

1. "THAT the Articles of Association be and are hereby amended as follows:

   (a) the existing Article 8 be re-designated as sub-clause (A) of Article 8; and

   (b) the following new sub-clause (B) be inserted immediately after the re-designated sub-clause (A) of Article 8:

   '(B) Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is, liable to be redeemed.'."

2. "THAT

   (a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution, otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

3. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

4. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

David Li Kwok-po
Chairman

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)
(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director
代替 Alternate to: --

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
李福和	Li	Fook Wo

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
A109478(8)	--

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
17	04	2008

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation
☐ 是 Yes
☑ 否 No

RECEIVED
2008 MAY 14 A 7:35
FICE OF INTERNATIONAL CORPORATE FINANCE

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (GM) / T0180027 / 30/04/2008

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

18/04/2008 10:22:05
Submission No/Seq No: 223089645/1
CR No: 0000255
Sh. Form. D2A

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD | 月 MM | 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes -- Continuation Sheet(s) A, -- Continuation Sheet(s) B and -- Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 17/04/2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	03	04	2008
至 To	18	04	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	32,530,535.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,803,500.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,175,736,047.50

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-30,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$372,000.00
Ordinary	-70,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$1,431,500.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-12,912,214-	HK$2.50	HK$2.50	Nil	Nil	Nil

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

See the attached Appendix

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	類別 Class
		Ordinary	
See the attached list		-100,000-	
See the attached CD-Rom		-12,912,214-	
	各類別股份分配的總數 Total Shares Allotted by Class	-13,012,214-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan
~~董事 Director~~／秘書 Secretary *

日期 Date : 18 / 04 / 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC1

5. Consideration for which the Shares have been Allotted

A sum of HK$32,280,535 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 12,912,214 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 26th March, 2008 who had validly elected to receive new shares in lieu of cash dividend of HK$1.18 per share.

Signed ______________ (Secretary)

公司註冊處
Companies Registry

與股份分配有關的合約細則申報表
Return of Particulars of a Contract Relating to Share Allotment

(公司條例第45(2)條)
(Companies Ordinance s. 45(2))

表格 Form **SC5**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

2 以非現金支付全部或部分股款所分配的股份數目
Number of Shares Allotted as Fully or Partly Paid Up otherwise than in Cash

12,912,214

3 股份類別
Class of Shares

Ordinary

4 每股的面值
Nominal Value of Each Share

貨幣單位 Currency	款額 Amount
HK$	2.50

5 每股被視作以非現金支付股款的款額
Amount Treated as Paid and Payable on Each Share otherwise than in Cash

貨幣單位 Currency	款額 Amount
HK$	2.50

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

RECEIVED
2008 MAY 14 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

L

6 分配上述股份的代價
Consideration for which the above Shares have been Allotted

A. 如作出該項分配是作爲清償全部或部分財產的買價，請述明該項財產以及清償買價的詳情：
If the allotment is made in satisfaction or part satisfaction of the purchase price of property, please describe the property and the details as regards how the purchase price is to be satisfied :

(1) 財產的簡述
Brief Description of Property

-

(2) 買價
Purchase Price

	貨幣單位 Currency	款額 Amount
(a) 以非現金支付股款而獲分配股所付代價的總款額 Total amount of consideration paid for shares allotted otherwise than in cash		-
(b) 現金 Cash		-
(c) 購買人所解除的債項或所承擔的債務的款額（包括按揭及購買人就收購財產所解除的債項或所承擔的債務） Amount of debt released or liabilities assumed by the purchaser (including mortgages and any debts released or liabilities assumed by the purchaser on the property acquired)		-
總買價 Total Purchase Price		-

B. 如分配該等股份的代價爲服務或非上文第 6A 項所述的其他代價，請述明該項代價的性質，以及所分配股份的數目
If the consideration for the allotment of such shares is services, or any consideration other than that mentioned in Section 6A above, please state the nature of such consideration and the number of shares so allotted

Capitalisation issue –
12,912,214 shares allotted under scrip dividend scheme.

Please refer to the attached Appendix for the nature of consideration.

255

7 上文第 6A 項所述財產的總買價的細目分類：
Breakdown of the Total Purchase Price of the Property mentioned in Section 6A above :

	貨幣單位 Currency	款額 Amount
(1) 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(2) 批租土地財產的法定產業權 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(3) 批租土地財產上的固定工業裝置及機械 **Fixed plant and machinery on leasehold property**		-
(4) 永久業權財產或批租土地財產的衡平法權益 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(5) 活動工業裝置及機械、商品存貨及其他實產 **Loose plant and machinery, stock-in-trade, and other chattels**		-
(6) 商譽及合約的利益 **Goodwill and benefit of contracts**		-
(7) 專利、設計、商標、特許、版權等 **Patents, designs, trade marks, licences, copyrights, etc.**		-

表格 Form **SC5**

公司編號 Company Number: 255

		貨幣單位 Currency	款額 Amount
(8)	帳面債項及其他債項 **Book and other debts**		-
(9)	手頭現金及銀行來往帳戶內的現金、匯票、票據等 **Cash in hand and at Bank on current account, bills, notes, etc.**		-
(10)	存放於銀行或其他地方的現金 **Cash on deposit at Bank or elsewhere**		-
(11)	股份、債權證及其他投資 **Shares, debentures and other investments**		-
(12)	其他財產 **Other property**		-
	總買價 **Total Purchase Price**		-

簽署 Signed : [signature]

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 18 / 04 / 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC5

6. A sum of HK$32,280,535 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 12,912,214 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 26th March, 2008 who had validly elected to receive new shares in lieu of cash dividend of HK$1.18 per share.

Signed ______________________ (Secretary)

公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	22	04	2008
至 To	30	04	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	512,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	4,238,450.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,176,248,547.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 For Official Use

表格 Form **SC1**

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-165,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$3,420,450.00
Ordinary	-40,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$818,000.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

255

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-205,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-205,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 02 / 05 / 2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNUAL GENERAL MEETING HELD ON 17TH APRIL, 2008 - POLL RESULTS

The Bank is pleased to announce the results of the poll taken at the 2008 AGM.

Poll Results

The Bank is pleased to announce the results of the poll taken at the Annual General Meeting of the Bank held on 17th April, 2008 (the "2008 AGM") as below:

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the 2008 AGM: 1,657,382,205 shares.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the 2008 AGM: Nil

(3) The number of shares represented by votes for and against the respective resolutions at the 2008 AGM was as follows:

	Resolutions	No. of Votes (%) For	No. of Votes (%) Against
1.	To adopt the Audited Accounts and the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2007.	764,977,913 (99.99%)	44,400 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend of HK$1.18 per share (with scrip option).	808,847,886 (100.00%)	0 (0.00%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3a.	To re-elect Mr. Joseph PANG Yuk-wing as a Director.	807,054,045 (99.75%)	2,000,970 (0.25%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3b.	To re-elect Mr. Thomas KWOK Ping-kwong as a Director.	807,592,438 (99.81%)	1,508,411 (0.19%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3c.	To re-elect Mr. Richard LI Tzar-kai as a Director.	575,371,475 (71.11%)	233,718,778 (28.89%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3d.	To re-elect Mr. TAN Man-kou as a Director.	808,641,710 (99.95%)	430,735 (0.05%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

3e.	To re-elect Professor Arthur LI Kwok-cheung as a Director.	806,034,565 (99.62%)	3,050,735 (0.38%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3f.	To re-elect Mr. KUOK Khoon-ean as a Director.	807,638,396 (99.82%)	1,438,324 (0.18%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3g.	To re-elect Mr. William DOO Wai-hoi as a Director.	807,628,472 (99.82%)	1,445,651 (0.18%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration.	806,669,120 (99.83%)	1,368,770 (0.17%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5.	To amend the Articles of Association of the Bank.	808,964,159 (99.99%)	25,740 (0.01%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was carried.		
6.	To grant a general mandate to the Directors to issue additional shares.	524,380,371 (66.13%)	268,563,464 (33.87%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
7.	To grant a general mandate to the Directors to repurchase the Bank's own shares.	808,981,798 (99.99%)	38,501 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
8.	To extend the general mandate granted to the Directors pursuant to item 6.	495,578,345 (62.17%)	301,602,362 (37.83%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

(4) KPMG (Certified Public Accountants), auditors of the Bank, acted as scrutineer for the vote-taking at the 2008 AGM. KPMG's work was limited to certain procedures requested by the Bank to agree the poll results summary prepared by the Bank to poll forms collected and provided by the Bank to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 17th April, 2008

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William DOO Wai-hoi.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃重要文件　請立即處理

BEA 東亞銀行

The Bank of East Asia, Limited 東亞銀行有限公司 *(Stock Code: 23)*

2007 FINAL SCRIP DIVIDEND SCHEME - FORM OF ELECTION

2007年度末期以股代息計劃 - 選擇表格

RECEIVED
2008 MAY 14 A 7:35
CORPORATE FINANCE

IF YOU WISH TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND EITHER IN WHOLE OR IN PART YOU MUST COMPLETE THIS FORM AND RETURN IT TO REACH THE SHARE REGISTRAR OF THE BANK, TRICOR STANDARD LIMITED, 26/F, TESBURY CENTRE, 28 QUEEN'S ROAD EAST, HONG KONG BEFORE THE DEADLINE AS SPECIFIED IN BOX A BELOW.

如擬就派發之現金股息選擇全部或部分收取股份，則最遲須於下列甲欄內所示之截止日期前將表格填妥交回並送達本行之股份登記處，卓佳標準有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

IF YOU WISH TO RECEIVE CASH DIVIDEND IN WHOLE FOR THE CURRENT DIVIDEND, YOU NEED NOT COMPLETE THIS FORM. HOWEVER, IF YOU WISH TO RECEIVE ONLY CASH IN RESPECT OF ALL FUTURE DIVIDENDS, PLEASE SIGN THE NOTICE ON THE REVERSE OF THIS FORM.

如欲以全部現金收取是期股息，無須填寫本表格。不過，如有意就日後獲派發之股息全部收取現金，請填寫及簽署本表格背後之通知。

BOX A 甲欄	DEADLINE TO RETURN THIS FORM (RECEIVED BY THE REGISTRAR) 交回此表格截止日期（以送達股份登記處為準）	4:00 P.M., THURSDAY, 10TH APRIL, 2008 2008年4月10日星期四下午4時

BOX B 乙欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址

BOX C 丙欄	NUMBER OF REGISTERED SHARES AS AT 26TH MARCH, 2008 於2008年3月26日登記持有之股數

ELECTION FOR SHARES (ONLY FOR THE 2007 FINAL DIVIDEND OF HK$1.18 PER SHARE)

選擇收取股份（只就每股港幣1.18元之2007年度末期股息作出選擇）

IF YOU ELECT TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND IN WHOLE OR IN PART OF YOUR REGISTERED SHARES, INSERT IN BOX D THE NUMBER OF YOUR REGISTERED SHARES IN RESPECT OF WHICH YOU ELECT TO RECEIVE SHARES.

如擬就名下登記持有股數之全部或部分選擇收取股份以代替現金股息，請在丁欄內填上該已登記之股數。

BOX D 丁欄	NUMBER OF REGISTERED SHARES FOR WHICH DIVIDEND TO BE PAID IN SHARES 選擇以股代息之已登記股數	

NOTE : IF YOU SIGN THIS FORM BUT DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE SHARES IN LIEU OF CASH OR IF YOU ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME.

附註 ： 如 閣下簽妥此表格，但未註明意欲收取股份以代替現金股息之股數，或選擇收取股份以代替現金股息之股數，比登記在名下者為多，在此任何一種情況下，閣下將被視作已選擇名下全部股份收取股份代替現金股息。

PERMANENT ELECTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND (FROM 2007 FINAL DIVIDEND ONWARDS)

選擇長期收取股份代替現金股息（由2007年度末期息開始）

ENTER A TICK (✓) IN BOX E IF YOU WISH TO RECEIVE, IN RESPECT OF ALL REGISTERED SHARES, SHARES INSTEAD OF CASH IN RESPECT OF THE CURRENT AND FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES. **A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR REGISTERED SHARES.**

閣下如擬就是期股息及日後獲派發之股息，在可選擇收取股份以代替現金股息時，就名下所有股份全部收取以股代息，即請在戊欄內加上（✓）號。

閣下不得將名下部分股份選擇長期收取股份代替現金。

COMPLETION OF BOX E BELOW WILL AUTOMATICALLY INVALIDATE ANY ENTRY IN BOX D.

一旦填寫戊欄後，丁欄所填一切即告失效。

BOX E 戊欄	PERMANENT ELECTION FOR SHARES 選擇長期收取股份	

To The Bank of East Asia, Limited 致東亞銀行有限公司：

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), GIVE NOTICE OF ELECTION TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF THE DIVIDENDS PAYABLE ON THE SHARES REGISTERED IN MY/OUR NAME(S) IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE.

本人／吾人為下面簽署及上列之股東，茲通知本人／吾人名下之股份所應獲派發之股息，將根據以上所作指示，收取股份以代替現金股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ______________________

TEL. NO. 電話號碼

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.

附註 ：（一）所有聯名持有人均須簽署。（二）股東如屬有限公司，則表格須由正式授權人簽署。

NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.

本行不會就收到本表格一事發給收據。

CERTIFICATE(S) AND/OR DIVIDEND WARRANT FOR THE ENTITLEMENT WILL BE SENT BY ORDINARY MAIL TO THE SHAREHOLDER(S) AT HIS/THEIR RISK TO THE ADDRESS AS SHOWN ABOVE. CASH DIVIDEND WILL BE PAID IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).

應得之股票及／或股息單將以平郵按上列地址寄予股東，如有郵誤，由收件股東自行負責。倘股東已於事前發出股息處理指示，則現金股息將會遵囑辦理。

DATE ON WHICH THE CERTIFICATE(S) AND/OR DIVIDEND WARRANT WILL BE SENT 股票及／或股息單寄發日期	FRIDAY, 18TH APRIL, 2008 2008年4月18日星期五

ial No. 999999

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

此乃重要文件 請立即處理

Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

日 DD	月 MM	年 YYYY
03	03	2008

至 To

日 DD	月 MM	年 YYYY
28	03	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	7,350,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	56,826,200.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,143,205,512.50

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 **For Official Use**

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-1,060,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$13,144,000.00
Ordinary	-665,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$13,785,450.00
Ordinary	-715,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$14,621,750.00
Ordinary	-500,000-	HK$2.50	HK$33.05	Nil	HK$30.55	HK$15,275,000.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-2,940,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-2,940,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 01 / 04 / 2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

2007 FINAL SCRIP DIVIDEND SCHEME – CALCULATION OF MARKET VALUE

The scrip entitlements under the 2007 Final Scrip Dividend Scheme would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 28th March, 2008 to Thursday, 3rd April, 2008 (both days inclusive) which was HK$40.26.

In our circular to shareholders of The Bank of East Asia, Limited (the "Bank") dated 26th March, 2008, it was announced that the Directors had declared a final dividend for the year ended 31st December, 2007 in cash at HK$1.18 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 28th March, 2008 to Thursday, 3rd April, 2008 (both days inclusive) which was HK$40.26. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Thursday, 10th April, 2008 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{1.18}{40.26}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be refunded in cash to the respective shareholders concerned. The new shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2007, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the final dividend will be despatched to shareholders by ordinary mail at their own risk on or about Friday, 18th April, 2008.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 3rd April, 2008.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William DOO Wai-hoi.

RECEIVED
2008 MAY 14 A 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Proxy Form (89th Annual General Meeting to be held on 17th April, 2008)

I/We[1] ______________________________
of ______________________________
being the registered holder(s) of ______________________________ [2] shares of HK$2.50 each in The Bank of East Asia, Limited
hereby appoint the Chairman of the Meeting or [3] ______________________________
of ______________________________
as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the 89th Annual General Meeting of the Bank to be held in the Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway Road, Hong Kong on Thursday, 17th April, 2008 at 10:30 a.m. and at any adjournment thereof and to vote for me/us as indicated below:

Items to be passed pursuant to the Notice of Annual General Meeting	For	Against
1. To adopt the Audited Accounts and the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2007.		
2. To declare a final dividend of HK$1.18 per share (with scrip option) for the year ended 31st December, 2007.		
3. To re-elect Directors:		
(a) Mr. Joseph Pang Yuk-wing		
(b) Mr. Thomas Kwok Ping-kwong		
(c) Mr. Richard Li Tzar-kai		
(d) Mr. Tan Man-kou		
(e) Professor Arthur Li Kwok-cheung		
(f) Mr. Kuok Khoon-ean		
(g) Mr. William Doo Wai-hoi		
4. To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration.		
5. Special Resolution on item 5 (To amend the Articles of Association).		
6. Ordinary Resolution on item 6 (To grant a general mandate to the Directors to issue additional shares).		
7. Ordinary Resolution on item 7 (To grant a general mandate to the Directors to repurchase the Bank's own shares).		
8. Ordinary Resolution on item 8 (To extend the general mandate granted to the Directors pursuant to item 6).		

Dated this ______________ day of ______________ 2008.

Signature of Shareholder: ______________________________

Full Name: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in The Bank of East Asia, Limited (the "Bank") registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person you wish to appoint in the space provided. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. Please indicate with a "✓" in the appropriate box beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint Shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.

representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Registered Office:
10 Des Voeux Road Central
Hong Kong

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman & Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Professor Arthur LI Kwok-cheung
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming
Mr. KUOK Khoon-ean
Mr. William DOO Wai-hoi

26th March, 2008

Dear Shareholder,

2007 FINAL SCRIP DIVIDEND SCHEME

1. Particulars of the Scrip Dividend Scheme

On 15th February, 2008 the Board of Directors of The Bank of East Asia, Limited (the "Bank") declared a final dividend of HK$1.18 per share for the year 2007 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Friday, 18th April, 2008 to shareholders whose names were on the Register of Members at the close of business on Wednesday, 26th March, 2008. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 20th March, 2008.

Shareholders thus have the choice of receiving:

(a) cash of HK$1.18 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Friday, 28th March, 2008 to Thursday, 3rd April, 2008. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 3rd April, 2008. The basis of allotment of the New Shares will be published on the website of Hong Kong Exchanges and Clearing Limited and the Bank's website after the close of business on Thursday, 3rd April, 2008.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be refunded in cash to the respective shareholders concerned. The New Shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2007, but will rank pari passu in all other respects with the existing shares. The dividend warrants and the share certificates will be sent to shareholders by ordinary mail on or about Friday, 18th April, 2008.

2. Conditions of Scrip Dividend Scheme

The Scrip Dividend Scheme is conditional upon the passing of the relevant resolution at the forthcoming Annual General Meeting and the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the New Shares.

3. Share Certificates and Stock Exchange Listing

Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Friday, 18th April, 2008. Save that the US$550 million 5.625% Subordinated Notes due 2015 (Code: 2532) issued by the Bank in December 2005 are listed on the Stock Exchange; and the £300 million 6.125% Step-up Perpetual Subordinated Notes issued by the Bank in March 2007 and the US$600 million Floating Rate Step-up Subordinated Notes due 2017 issued by the Bank in June 2007 are listed on the Singapore Exchange Securities Trading Limited, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange.

4. Central Clearing and Settlement System ("CCASS")

Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

5. Form of Election

A Form of Election is enclosed *(see Note)* with this letter for use by shareholders who wish to receive the final dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, **by 4:00 p.m. on Thursday, 10th April, 2008.**

Note: The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Tricor Standard Limited by notice in writing ***by 4:00 p.m. on Thursday, 10th April, 2008.***

If you wish to receive your dividend in cash in respect of the current final dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend, or partly cash and partly New Shares, in respect of the current final dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current final dividend and all future dividends permanently, you should enter a (✓) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

6. Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scrip Dividend Scheme. Such shareholders receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scrip Dividend Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Bank has made enquiries regarding the feasibility of extending the Scrip Dividend Scheme to shareholders with registered addresses in the United States of America. Since registration or filing or other procedure will need to be carried out in relation to the Scrip Dividend Scheme to comply with the relevant securities legislation in that country, the Directors have formed the view that it is not expedient to make available the Scrip Dividend Scheme to shareholders whose registered addresses are in the United States of America or any of its territories or possessions. Therefore, such shareholders will not be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the 2007 final dividend wholly in cash and no Form of Election will be sent to such shareholders. Apart from shareholders in the United States of America, according to the Bank's Register of Members, there are some other shareholders whose registered addresses are outside Hong Kong. Such shareholders are allowed to participate in the Scrip Dividend Scheme.

Yours faithfully,
Molly HO Kam-lan
Company Secretary

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2008 MAY 14 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
04	02	2008	21	02	2008
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	162,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,173,850.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,135,855,512.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-20,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$248,000.00
Ordinary	-20,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$414,600.00
Ordinary	-25,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$511,250.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-65,000-	
		各類別股份分配的總數 Total Shares Allotted by Class	
		-65,000-	

簽署 Signed：

姓名 Name ： Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date： 29 / 02 / 2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

NOTICE OF EIGHTY-NINTH ANNUAL GENERL MEETING

NOTICE IS HEREBY GIVEN that the Eighty-ninth Annual General Meeting of the members of The Bank of East Asia, Limited (the "Bank") will be held in the Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway Road, Hong Kong on Thursday, 17th April, 2008 at 10:30 a.m. for the following purposes:

1. To consider and adopt the Audited Accounts and the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2007;

2. To declare a final dividend of HK$1.18 per share (with scrip option) for the year ended 31st December, 2007;

3. To re-elect Directors:
   (a) Mr. Joseph PANG Yuk-wing
   (b) Mr. Thomas KWOK Ping-kwong
   (c) Mr. Richard LI Tzar-kai
   (d) Mr. TAN Man-kou
   (e) Professor Arthur LI Kwok-cheung
   (f) Mr. KUOK Khoon-ean
   (g) Mr. William DOO Wai-hoi

4. To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Special Resolution

5. "THAT the Articles of Association be and are hereby amended as follows:

   (a) the existing Article 8 be re-designated as sub-clause (A) of Article 8; and

   (b) the following new sub-clause (B) be inserted immediately after the re-designated sub-clause (A) of Article 8:

   '(B) Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is, liable to be redeemed.'."

Ordinary Resolutions

6. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution, otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE BANK
(Special Resolution on item 5 of the Notice of 2008 Annual General Meeting)

Pursuant to the requirement under the Companies Ordinance, the authorisation to issue redeemable preference shares must be contained in the Articles of Association. The proposed amendment, if approved, will give a power to the Bank to issue preference shares that are redeemable. Such power is considered desirable, as it will provide flexibility to the Bank in issuing redeemable preference shares should the Bank consider it appropriate in line with the terms of similar market products. In addition, the issue of redeemable preference shares will provide flexibility to the Bank to better manage its capital structure should future issuance of preference shares be considered appropriate.

Should the proposed amendment be approved by the Shareholders, any future issue of redeemable preference shares will be subject to further approval by the Shareholders.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 19th March, 2008

Notes:

(a) For the purpose of determining Shareholders who qualify for final dividend, the Register of Members of the Bank will be closed from Tuesday, 25th March, 2008 to Wednesday, 26th March, 2008, both days inclusive. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Thursday, 20th March, 2008.

(b) *For the purpose of determining Shareholders who are entitled to attend and vote at the 2008 Annual General Meeting, the Register of Members of the Bank will be closed from Wednesday, 16th April, 2008 to Thursday, 17th April, 2008, both days inclusive. In order to qualify for attending and voting at the 2008 Annual General Meeting, all transfer documents should be lodged for registration with Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Tuesday, 15th April, 2008.*

(c) *For good corporate governance practice, the Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the Meeting be voted on by poll.*

(d) *A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.*

(e) *The Memorandum and Articles of Association of the Bank is written in English. The Chinese version of the Resolution as set out in item 5 above on amendments of Articles of Association is a translation for reference only. Should there be any discrepancies, the English version will prevail.*

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman & Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Professor Arthur LI Kwok-cheung, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou, Mr. Kenneth LO Chin-ming, Mr. KUOK Khoon-ean and Mr. William Doo Wai-hoi.

END